As filed with the Securities and Exchange Commission on December 21, 2006 Registration No. 333-138389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PEOPLE’S UNITED FINANCIAL, INC.

(exact name of registrant as specified in its charter)

Delaware	6035	Pending
(state or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

John A. Klein

Chairman, Chief Executive Officer and President

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

V. Gerard Comizio Matthew Dyckman Thacher Proffitt & Wood LLP 1700 Pennsylvania Ave, N.W., Suite 800 Washington, D.C. 20006 (202) 347-8400	Raymond B. Check Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	345,819,729	$20.00	$6,916,394,580	$740,054.22

(1)	Includes the maximum number of shares that may be issued in connection with this offering.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	Registration Fee of $740,054.22 previously paid with the filing of the initial registration statement on November 2, 2006.

The Registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

(Proposed Holding Company for People’s Bank)

Up to 172,500,000 Shares of Common Stock

(subject to increase to up to 198,375,000)

PROSPECTUS OF PEOPLE’S UNITED FINANCIAL, INC.

PROXY STATEMENT OF PEOPLE’S BANK

People’s United Financial, Inc. is offering up to 172,500,000 shares of its common stock for sale in connection with the conversion of People’s Bank and People’s Mutual Holdings from the mutual holding company structure to the stock holding company structure. We may increase the maximum number of shares that we sell in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 198,375,000 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of People’s United Financial common stock are being offered for sale at a price of $20.00 per share. People’s Bank common stock is currently listed on the Nasdaq Global Select Market under the trading symbol “PBCT.” We expect People’s United Financial common stock to trade on that market under the symbol “PBCTD” for a period of 20 trading days after completion of the offering. Thereafter, People’s United Financial’s trading symbol will revert to “PBCT.” Concurrent with the completion of the offering, shares of People’s Bank common stock owned by the public will be exchanged for shares of People’s United Financial common stock so that People’s Bank’s existing public stockholders will own approximately the same percentage of People’s United Financial common stock as they owned of People’s Bank’s common stock immediately prior to the conversion. In connection with the conversion, we also intend to form The People’s Community Foundation and contribute to it 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the offering proceeds.

The conversion and offering cannot be completed unless the stockholders of People’s Bank approve the plan of conversion. People’s Bank is holding a special meeting of stockholders of People’s Bank at [    ], on [    ], 2007 at [    ], Eastern Time, to consider and vote upon:

1.

The amended and restated agreement and plan of conversion and reorganization (the “Plan of Conversion”) pursuant to which, among other things, People’s United Financial will offer for sale shares of its common stock and shares of common stock of People’s Bank currently held by public stockholders will be exchanged for shares of People’s United Financial. As a result, People’s Mutual Holdings will no longer exist as a separate entity, and People’s Bank will be a wholly-owned subsidiary of People’s United Financial;

2.	The establishment and funding of The People’s Community Foundation; and

3.	Any other matters that may properly come before the special meeting or any adjournment or postponement thereof. (Note: Management is not aware of any such other matters at this time.)

People’s Bank’s board of directors unanimously recommends that its stockholders vote “FOR” each proposal.

This document serves as the proxy statement for the special meeting of stockholders of People’s Bank and the prospectus for the shares of People’s United Financial to be issued in the offering. We urge you to read this entire document carefully. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision.

This investment involves a degree of risk. Please read “Risk Factors” beginning on page [    ].

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Ryan Beck & Co.

For assistance, please contact the Stock Information Center, toll-free, at [    ].

The date of this proxy statement/prospectus is [                    ], 2007, and is first being mailed to stockholders of

People’s Bank on or about [                    ], 2007.

Bridgeport Center

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2007

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of People’s Bank (the “Special Meeting”) will be held at, [    ] Bridgeport, Connecticut on [                    ], [            ], 2007 at [                    ], Eastern Time, to consider and vote upon:

1.

The amended and restated agreement and plan of conversion and reorganization (the “Plan of Conversion”) pursuant to which, among other things, People’s United Financial, Inc. (“People’s United Financial”) will offer for sale shares of its common stock, and shares of common stock of People’s Bank currently held by public stockholders will be exchanged for shares of People’s United Financial. As a result, People’s Mutual Holdings will no longer exist as a separate entity, and People’s Bank will be a wholly-owned subsidiary of People’s United Financial;

2.

The establishment of The People’s Community Foundation, a Delaware non-stock corporation dedicated to the promotion of charitable purposes within People’s Bank’s market area, and the funding of the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds; and

3.	Any other matters that may properly come before the Special Meeting or any adjournment or postponement thereof. (Note: Management is not aware of any such other matters at this time.)

The Board of Directors has fixed [                    ], 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof.

The following proxy statement/prospectus is a summary of information about People’s Bank and the proposed conversion and offering. A copy of the Plan of Conversion is available for inspection at every People’s Bank branch.

Upon written request addressed to People’s Bank Investor Relations at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the Plan of Conversion and exhibits thereto. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the Plan of Conversion, the written request should be received by People’s Bank by [                    ], 2007. In addition, all such documents may be obtained by calling the Stock Information Center, toll-free, at [                    ], Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

By Order of the Board of Directors,

John A. Klein
Chairman, Chief Executive Officer and President

Bridgeport, Connecticut [                     ], 2007

i

Your prompt vote is very important. Failure to vote will have the same effect as voting against the two proposals. Without sufficient favorable votes, we cannot proceed with the conversion and offering and the establishment and funding of the charitable foundation.

The Board of Directors recommends that you promptly vote the enclosed proxy card(s) in favor of the adoption of the Plan of Conversion and the establishment and funding of The People’s Community Foundation. Proxy votes must be cast prior to the commencement of the Special Meeting. Voting a proxy card will not prevent you from voting in person at the Special Meeting.

We have mailed a proxy card with this proxy statement/prospectus to each of our registered stockholders as of the record date.

QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF PEOPLE’S BANK

You should read this document for more information about the conversion and offering. The Plan of Conversion described herein has been conditionally approved by our regulators.

The Proxy Vote

Q.	What are the two proposals that stockholders being asked to approve?

A.

People’s Bank stockholders as of [    ], 2007 are asked to vote on the Plan of Conversion. Under the Plan of Conversion, People’s Mutual Holdings will convert from the mutual holding company form to a stock holding company, and as part of such conversion, People’s United Financial will offer for sale, in the form of shares of its common stock, People’s Mutual Holdings’ 57.7% ownership interest in People’s Bank. In addition to the shares of common stock to be issued to those who purchase shares in the offering, public stockholders of People’s Bank as of the completion of the conversion will receive shares of People’s United Financial common stock in exchange for their existing shares.

People’s Bank stockholders as of [    ], 2007 are also asked to vote on the establishment and funding of The People’s Community Foundation. To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, The People’s Community Foundation. We will fund the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds. The People’s Community Foundation will make grants and donations to non-profit and community groups and projects within our market areas.

Q.	What is the conversion?

A.

People’s Bank and its parent, People’s Mutual Holdings, are converting from a mutual holding company structure to a fully-public ownership structure. Currently, People’s Mutual Holdings owns 57.7% of People’s Bank’s common stock. The remaining 42.3% of People’s Bank’s common stock is owned by public stockholders. As a result of the conversion, our newly formed company, called People’s United Financial, Inc., will become the parent of People’s Bank.

Shares of common stock of People’s United Financial, representing the 57.7% ownership interest of People’s Mutual Holdings in People’s Bank, are being offered for sale to eligible depositors and to the public. At the completion of the conversion and offering, current public stockholders of People’s Bank will exchange their shares of People’s Bank common stock for shares of common stock of People’s United Financial.

After the conversion and offering are completed, People’s Bank will become a wholly-owned subsidiary of People’s United Financial, and 100% of the common stock of People’s United Financial will be owned by public stockholders. People’s Mutual Holdings will cease to exist.

See “The Conversion and Offering,” beginning on page          of this proxy statement/prospectus, for more information about the conversion.

Q.	What are the reasons for the conversion and offering?

A.

The conversion and offering are intended to provide us with significantly greater access to capital than is available to us under the mutual holding company structure and to significantly increase the liquidity of our common stock. In addition, the stock holding company structure will provide us with more flexibility in structuring mergers and acquisitions. The net proceeds raised in the offering will allow us to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•

acquire other financial institutions, branches of other financial institutions or other businesses related to banking (although there is no specific agreement with any institution or business at this time);

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	establish and fund a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

Q.	What is The People’s Community Foundation?

A.

To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, The People’s Community Foundation, to benefit the communities that we serve. We will fund the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds. The People’s Community Foundation will make grants and donations to non-profit and community groups and projects within our market areas. We believe the charitable foundation will enhance the long-term value of our banking franchise.

Q.	Why should I vote?

A.

You are not required to vote, but your vote is very important. In order for us to implement the Plan of Conversion and establish and fund the charitable foundation, we must receive the affirmative vote of the holders of a majority of the outstanding shares of People’s Bank common stock entitled to vote at the Special Meeting. People’s Mutual Holdings intends to vote its ownership interest in People’s Bank in favor of both proposals. However, we must also obtain the affirmative vote of a majority of the outstanding shares of People’s Bank common stock entitled to vote at the Special Meeting, excluding shares held by People’s Mutual Holdings, to approve the Plan of Conversion and establish and fund the charitable foundation. Voting does not obligate you to purchase shares of common stock in the offering. YOUR BOARD OF DIRECTORS RECOMMENDS VOTES “FOR” EACH PROPOSAL.

Q.	What happens if I don’t vote?

A.

Your prompt vote is very important. Not voting will have the same effect as voting “Against” the Plan of Conversion and the establishment and funding of the charitable foundation. Without sufficient favorable votes, we will not proceed with the conversion and offering or establish and fund the charitable foundation.

Q.	How do I vote?

A.

You should sign your proxy card and return it in the enclosed proxy reply envelope. Alternatively, you may vote by Internet or telephone by following the simple instructions on the proxy card. Each proxy card has a unique number to be entered if you choose to vote by Internet or telephone. PLEASE VOTE PROMPTLY. NOT VOTING HAS THE SAME EFFECT AS VOTING “AGAINST” THE PLAN OF CONVERSION AND THE ESTABLISHMENT AND FUNDING OF THE CHARITABLE FOUNDATION.

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.	What if I do not give voting instructions to my broker?

A.

If you do not instruct your broker to vote your shares by proxy, each unvoted share will have the same effect as a vote against the Plan of Conversion and the establishment and funding of The People’s Community Foundation. We urge you to vote your proxy card.

The Exchange

Q.	I own People’s Bank common stock. What will happen to my shares?

A.

Effective upon the date of completion of the conversion and offering, expected to be in ________ 2007, your shares of People’s Bank common stock will be cancelled and exchanged for new shares of People’s United Financial common stock.

Q.	How many shares of People’s United Financial stock will I receive in the share exchange?

A.

You will receive between 1.5546 and 2.1033 shares (subject to increase to 2.4188 shares) of People’s United Financial stock for each share of People’s Bank stock you own on the date of the completion of the conversion and offering. You will receive cash for the value of any fractional share. For example, if you own 100 shares of People’s Bank stock, and the exchange ratio is 1.8290, after the conversion you will own 182 shares of People’s United Financial common stock and you will receive $18 in cash, the value of the fractional share, based on the $20.00 per share offering price. (Stockholders who hold shares in street-name at a brokerage firm will receive these funds in their brokerage account. Stockholders with stock certificates or shares held in book-entry form will receive checks.)

The actual number of shares that you receive will depend on the exchange ratio, which will depend on the percentage of People’s Bank common stock held by the public at the completion of the conversion, the final independent appraisal of People’s United Financial and on the number of shares of People’s United Financial common stock sold in the offering. It will not depend on the market price of People’s Bank common stock. See “The Conversion and the Offering – The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock” beginning on page [ ] of this proxy statement/prospectus for a discussion of the exchange ratio.

Q.	How will my existing People’s Bank shares be exchanged?

A.	If you have possession of a physical stock certificate, shortly after completion of the conversion, you will receive a transmittal form with instructions on how to surrender your People’s Bank stock

v

certificate to our exchange agent. You will be given the option of receiving a certificate evidencing the shares of People’s United Financial common stock issued to you in the exchange or having the shares issued in book-entry form, meaning that you will not receive a stock certificate. If you do not expressly choose to have your shares issued in certificated form, they will be issued in book-entry form. Within [                    ] business days after the exchange agent receives your properly completed and signed transmittal form, accompanied by your People’s Bank stock certificate, our transfer agent, Mellon Investor Services, will either mail you a stock certificate or mail you an account statement indicating the number of shares of People’s United Financial common stock held in book-entry by Mellon on your behalf. Please do not send in your stock certificate until you receive a transmittal form.

If your shares of People’s Bank common stock are held in street name at a brokerage firm or are held in book-entry form by our transfer agent, Mellon Investor Services, promptly upon completion of the conversion, your shares will be automatically exchanged within your account, without any action on your part. The number of shares of People’s United Financial common stock that you own will be reflected on your brokerage statement, or, if your shares are held in book-entry form, Mellon will mail you an account statement indicating the number of shares of People’s United Financial common stock held by you.

Further Questions?

For answers to other questions, please read this proxy statement/prospectus. Questions about the Plan of Conversion, the establishment and funding of the charitable foundation or voting may be directed to our proxy information agent, Georgeson, Inc. at [                    ], Monday through Friday, from [        ] a.m. and [        ] p.m., Eastern Time.

PEOPLE’S BANK

PROXY STATEMENT FOR THE

SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2007

General

This proxy statement of People’s Bank, together with the prospectus of People’s United Financial, Inc. (“People’s United Financial”), the proposed stock holding company for People’s Bank, which constitutes a part of this proxy statement/prospectus, is being furnished to you in connection with the solicitation by the Board of Directors of People’s Bank of proxies to be voted at the Special Meeting of Stockholders (the “Special Meeting”) to be held at [        ], Bridgeport, Connecticut, on [                    ], 2007 at [                    ], Eastern Time, and any adjournment or postponement thereof.

The purpose of the Special Meeting is to consider and vote upon the amended and restated agreement and plan of conversion and reorganization of People’s Mutual Holdings and People’s Bank (the “Plan of Conversion”), pursuant to which:

1. People’s Mutual Holdings will convert to a stock form interim federal savings bank and simultaneously will merge with and into People’s Bank, with People’s Bank as the surviving entity; People’s Mutual Holdings will thus cease to exist and a new liquidation account will be established by People’s Bank for the benefit of People’s Bank’s depositors.

2. Immediately thereafter, People’s United Financial, a newly formed Delaware chartered stock corporation and wholly-owned subsidiary of People’s Bank, will form a federally chartered interim stock savings bank, which will then merge with and into People’s Bank, with People’s Bank as the surviving entity; People’s Bank will thus become a wholly-owned subsidiary of People’s United Financial.

3. In connection with the conversion, People’s United Financial will offer shares of its common stock representing the ownership interest of People’s Mutual Holdings in People’s Bank in a subscription offering and possibly a syndicated offering.

4. In connection therewith, each share of People’s Bank common stock outstanding immediately prior to the effective time of the conversion will be automatically converted, without further action by the holder thereof, into the right to receive shares of People’s United Financial common stock based on an exchange ratio, plus cash in lieu of any fractional share interest.

The conversion of People’s Mutual Holdings and the related issuance and exchange of stock by People’s United Financial is referred to herein as the “conversion and offering.”

In addition, in connection with the conversion and offering, you are being asked to consider and vote upon the establishment of The People’s Community Foundation, a Delaware non-stock corporation dedicated to the promotion of charitable purposes within People’s Bank’s market area, and the funding of the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds.

This proxy statement/prospectus is first being mailed or delivered to stockholders of People’s Bank on or about [                    ], 2007.

Voting in favor of or against the Plan of Conversion constitutes a vote for or against the conversion of People’s Mutual Holdings to a stock form holding company and all other transactions contemplated by the Plan of Conversion. People’s Mutual Holdings is expected to vote all of its shares “FOR” approval of the Plan of Conversion and the establishment and funding of the charitable foundation.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and the establishment and funding of The People’s Community Foundation and return the proxy card in the enclosed self-addressed, postage prepaid proxy reply envelope. If you prefer, you may vote by using telephone or Internet following the instructions on the proxy card. Proxy cards must be received prior to the commencement of the Special Meeting. Returning the proxy card will not prevent you from voting in person if you attend the Special Meeting. Your prompt vote is very important. Failing to vote will have the same effect as voting against the Plan of Conversion and the establishment and funding of The People’s Community Foundation.

Record Date and Voting Rights

You are entitled to one vote at the Special Meeting for each share of People’s Bank common stock that you owned of record at the close of business on [                    ], 2007 (the “Record Date”). On the Record Date, there were [            ] shares of common stock outstanding.

You may vote your shares at the Special Meeting in person or by proxy. To vote in person, you must attend the Special Meeting and obtain and submit a ballot, which we will provide to you at the Special Meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card, or cast your vote by Internet or telephone. If you properly complete the proxy card and send it to us in time to vote, or cast your vote by Internet or telephone your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not specify choices, your proxy will vote your shares “FOR” each of the proposals identified in the Notice of Special Meeting.

If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the Board of Directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the Special Meeting.

If your shares are not registered in your own name, you will need appropriate documentation from your stockholder of record to vote personally at the Special Meeting. Examples of such documentation include a broker’s statement, letter or other document that will confirm your ownership of shares of People’s Bank.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of common stock of People’s Bank entitled to vote are represented in person or by proxy at the Special Meeting, a quorum will exist. We will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Special Meeting.

Votes Required

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of the holders of a majority of the outstanding shares of People’s Bank common stock entitled to vote at the Special Meeting and the affirmative vote of a majority of the outstanding shares of People’s Bank common stock entitled to vote at the Special Meeting, excluding shares held by People’s Mutual Holdings, to approve the Plan of Conversion. Under Office of Thrift Supervision regulations and the Plan of Conversion, completion of the conversion and offering is also subject to the approval of the Plan of Conversion by the affirmative vote of a majority of the total eligible votes of the depositors of People’s Bank. If there are insufficient stockholder votes for approval of the Plan of Conversion at the time of the Special Meeting, the Special Meeting may be adjourned by the Board of Directors to permit further solicitation of proxies.

Proposal 2: Approval of the Establishment and Funding of The People’s Community Foundation. We must obtain the affirmative vote of the holders of a majority of the outstanding shares of People’s Bank common stock entitled to vote at the Special Meeting and the affirmative vote of the holders of a majority of the outstanding shares of People’s Bank common stock, excluding shares held by People’s Mutual Holdings, to approve the establishment and funding of the charitable foundation. Under Office of Thrift Supervision regulations and the Plan of Conversion, establishment and funding of the charitable foundation is also subject to the approval of the Office of Thrift Supervision and the affirmative vote of a majority of the total eligible votes of the depositors of People’s Bank. If there are insufficient votes for approval of the establishment and funding of the charitable foundation at the time of the Special Meeting, the Special Meeting may be adjourned by the Board of Directors to permit further solicitation of proxies.

Proposal 3: Other Matters. We must obtain the affirmative vote of the holders of a majority of the outstanding shares of common stock of People’s Bank, including shares held by People’s Mutual Holdings. At this time, we know of no other matters that may be presented at the Special Meeting.

Effect of Broker Non-Votes

If your broker does not vote on the proposals, this will constitute a “broker non-vote.” Broker non-votes and abstentions will have the same effect as shares voted “Against” the Plan of Conversion and the establishment and funding of the charitable foundation

Revoking Your Proxy

You may revoke your grant of proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary of People’s Bank;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the Special Meeting.

Solicitation of Proxies

This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. People’s Bank will pay the costs of soliciting proxies from its stockholders. To the extent necessary to obtain approval of the proposals, directors, officers or employees of People’s Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. We have engaged Georgeson, Inc. to assist us in soliciting the votes of our stockholders for the Special Meeting for a fee of $17,500 plus reimbursement of reasonable out-of-pocket expenses.

x

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings have approved the Plan of Conversion. The Plan of Conversion also has been approved by the Office of Thrift Supervision, subject to approval by the depositors of People’s Bank and the stockholders of People’s Bank entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

On September 19, 2006, the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings unanimously adopted the Plan of Conversion pursuant to which People’s Bank will reorganize from a mutual holding company structure to a stock form holding company structure. As part of the conversion, People’s Bank formed People’s United Financial. This conversion to a stock holding company structure also includes the offering by People’s United Financial of its outstanding shares of its common stock to eligible depositors of People’s Bank in a subscription offering and, if necessary to the public in a syndicated offering or an underwritten public offering. In addition, public stockholders of People’s Bank will receive shares in People’s United Financial in exchange for their shares of People’s Bank common stock based on an exchange ratio. Following the conversion and offering, People’s Mutual Holdings will no longer exist and People’s United Financial will be the parent company of People’s Bank.

The conversion and offering will be effected as described under “The Conversion and Offering” in this proxy statement/prospectus or in any other manner that is permitted by the Office of Thrift Supervision and is consistent with the intent of the Plan of Conversion. See the subsection entitled “Our Conversion and Offering” in the “Summary” of this proxy statement/prospectus for a chart that shows our structure before and after the conversion and offering.

Purposes of the Conversion and Offering

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings believe that a conversion of People’s Mutual Holdings to stock form is in the best interests of People’s Mutual Holdings and People’s Bank, as well as in the best interests of the depositors and stockholders of People’s Bank. The conversion and offering are intended to provide us with substantially greater access to capital than is currently available to us under the mutual holding company structure and are expected to significantly increase the liquidity of our common stock. In addition, the stock holding company structure will provide us with more flexibility in structuring mergers and acquisitions.

Funds raised in the offering will allow People’s Bank and People’s United Financial to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•	acquire other financial institutions, branches of other financial institutions or businesses related to banking, although there is no specific agreement with any institution or business at this time;

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	establish and fund a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

After considering the relative merits of the conversion and offering, as well as applicable fiduciary duties, the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings approved the Plan of Conversion as being in the best interests of the companies, the communities that they serve and the depositors, stockholders and employees of People’s Bank.

Share Exchange Ratio

Under Office of Thrift Supervision regulations, as a result of the proposed conversion, you will exchange your shares of common stock of People’s Bank for shares of common stock of People’s United Financial. Each publicly-held share of People’s Bank common stock (those not owned by People’s Mutual Holdings) will, on the effective date of the conversion, be cancelled. You will automatically receive the right to a number of shares of People’s United Financial common stock in exchange for your current shares of People’s Bank. The number of new shares of common stock will be determined pursuant to an exchange ratio which ensures that the public stockholders of People’s Bank common stock will own approximately the same percentage of common stock in People’s United Financial after the conversion as they held in People’s Bank immediately prior to the conversion, exclusive of any purchase of additional shares in the offering, and the receipt of cash in lieu of fractional shares. For more information on the exchange ratio, see the section of this proxy statement/prospectus captioned “The Conversion and Offering – The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock.”

Exchange of Shares

If you own shares of People’s Bank common stock in “street name” through a brokerage firm, or if you hold your shares in book-entry form with our transfer agent, they will be promptly exchanged without any action on your part. Your new shares of People’s United Financial common stock will be held in “street name” or in book-entry form in an account with our transfer agent, as applicable.

If you hold a stock certificate representing your shares of People’s Bank common stock, you will be mailed a transmittal form with instructions on how to exchange your stock certificates. You will have the option of receiving your new shares of People’s United Financial common stock in certificated form or in book-entry form. If you do not expressly choose to have your shares issued in certificate form, they will be issued in book-entry form. If you elect to receive your shares in book-entry form, your shares will be deposited at an account at our transfer agent and you will not receive a stock certificate.

No fractional shares of People’s United Financial common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $20.00. If your shares are held in uncertificated form or in street name, you will automatically receive cash in lieu of fractional shares. For more information regarding the exchange of your shares, see the section of this proxy statement/prospectus captioned “The Conversion and Offering – The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock.”

Purchase of Shares

Eligible depositors of People’s Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a syndicated offering.

Conditions to the Conversion and Offering

Consummation of the conversion and offering is subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the Plan of Conversion or the offering by the Office of Thrift Supervision. Consummation of the conversion and offering also are subject to approval by the stockholders and depositors of People’s Bank, as well as the receipt of opinions of counsel with respect to the tax consequences of the conversion and offering. See “The Conversion and Offering — Tax Aspects” in this proxy statement/prospectus.

Stock Compensation Plans

As part of the conversion, the Board of Directors of People’s United Financial intends, subject to stockholder approval at a meeting to be held at least six months following the conversion and offering, to implement a stock option plan for key employees, officers and directors following the conversion and offering. People’s United Financial expects to adopt a stock option plan that will authorize the grant of options to purchase authorized but unissued shares of up to 10% of the sum of the shares sold in the offering plus those issued to the charitable foundation. No options may be awarded under the stock option plan unless it is approved by stockholders of People’s United Financial. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted and no option will have a term that is longer than ten years. The Board of Directors of People’s United Financial also intends, subject to stockholder approval at a meeting to be held at least six months following the conversion, to implement a recognition and retention plan for key employees, officers and directors after the conversion and offering. People’s United Financial expects to adopt a recognition and retention plan that will authorize the grant of restricted stock awards of up to 4% of the sum of the shares of common stock sold in the offering plus those issued to the charitable foundation. People’s United Financial’s employee stock ownership plan intends to purchase up to 6% of the sum of the shares of common stock sold in the offering plus those issued to the charitable foundation. See “Management of People’s Bank — Future Benefit Plans” in this proxy statement/prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings will be final, subject to the authority of the Office of Thrift Supervision. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors of People’s Bank or the Board of Trustees of People’s Mutual Holdings, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors and the Board of Trustees as a result of comments from regulatory authorities or otherwise, at any time prior to the submission of proxy materials to the depositors and stockholders of People’s Bank. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors and the Board of Trustees, with the concurrence of the Office of Thrift Supervision. The Plan of Conversion may be terminated by a majority vote of the Board of Directors and the Board of Trustees at any time prior to the earlier of the date of the Special Meeting and the date of the special meeting of depositors of People’s Bank, and may be terminated by the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings at any time thereafter with the concurrence of the Office of Thrift Supervision. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the depositors of People’s Bank approve the Plan of Conversion, and may not be extended by us or the Office of Thrift Supervision.

Interest of Management and Directors in Matters to be Acted Upon

Management and directors of People’s Bank have an interest in the matters that will be acted upon because People’s United Financial intends to acquire additional stock for its employee stock ownership plan, to consider the implementation of the recognition and retention plan and stock option plan, and intends to implement a change in control employee severance plan. See “Management of People’s Bank—Future Benefit Plans.”

The Board of Directors recommends that you vote “FOR” the adoption of the Plan of Conversion. See “The Conversion And Offering—Reasons For The Conversion” in this proxy statement/prospectus.

PROPOSAL 2

APPROVAL OF THE ESTABLISHMENT AND FUNDING OF

THE PEOPLE’S COMMUNITY FOUNDATION

General

In furtherance of our commitment to our local communities, the Plan of Conversion provides that we will establish The People’s Community Foundation as a non-stock Delaware corporation in connection with the conversion and offering. The charitable foundation will be funded with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds. By further enhancing our visibility and reputation in our local communities, we believe that the charitable foundation will enhance the long-term value of our community banking franchise. The conversion presents us with a unique opportunity to provide a substantial and continuing benefit to our communities.

Purpose of the Charitable Foundation

Although we intend to continue to emphasize community lending and community activities following the offering, such activities are not our sole corporate purpose. The People’s Community Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to us. We believe that The People’s Community Foundation will enable us to assist the communities within our market area in areas beyond community development and lending and will enhance our current activities under the Community Reinvestment Act.

We further believe that the funding of The People’s Community Foundation will allow our communities to share in our potential growth and success long after the offering. The People’s Community Foundation will accomplish that goal by providing for continued ties between the charitable foundation and us, thereby forming a partnership within the communities in which we operate.

For the year ended December 31, 2005, People’s Mutual Holdings and People’s Bank together contributed approximately $1.5 million to community organizations. While it is expected that People’s Bank will engage in limited charitable activities in the future, it is also expected that The People’s Community Foundation will undertake the majority of such activities in the future. In connection with the completion of the conversion, People’s United Financial intends to contribute to The People’s Community Foundation 2,000,000 shares of our common stock and $20 million in cash from the offering proceeds. Based on the stock price of $20.00 per share, it is expected that 2,000,000 shares will be issued to the charitable foundation.

Structure of the Charitable Foundation

The People’s Community Foundation will be incorporated under Delaware law as a non-stock corporation. The People’s Community Foundation’s certificate of incorporation will provide that The People’s Community Foundation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

We will select one of our current directors and two officers of People’s Bank to serve on the initial Board of Directors of the charitable foundation. As required by Office of Thrift Supervision regulations, we also will select one additional person to serve on the initial Board of Directors of the charitable foundation who will not be one of our officers, directors or employees and who will have experience with local charitable organizations and grant making. While there are no plans to change the size of the initial Board of Directors during the year following the completion of the conversion and offering, following the first anniversary of the conversion and offering, the charitable foundation may alter the size and composition of its Board of Directors. For five years after the conversion, one seat on the charitable foundation’s Board of Directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our or any of our affiliates’ officers, directors or employees, and one seat on the charitable foundation’s Board of Directors will be reserved for one of our directors.

The Board of Directors of The People’s Community Foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of The People’s Community Foundation will always be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of The People’s Community Foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the common stock held by the charitable foundation. However, as required by Office of Thrift Supervision regulations, all shares of common stock of People’s United Financial held by The People’s Community Foundation must be voted in the same ratio as all other shares of the common stock of People’s United Financial on all proposals considered by People’s United Financial stockholders.

The People’s Community Foundation’s place of business will be located at our administrative offices. The Board of Directors of The People’s Community Foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Office of Thrift Supervision regulations governing transactions between us and the charitable foundation.

The People’s Community Foundation will receive working capital from:

•	any dividends that may be paid on People’s United Financial’s common stock in the future;

•	earnings on other assets, representing the cash portion of the initial contribution by People’s United Financial to the charitable foundation;

•	within the limits of applicable federal and state laws, loans collateralized by People’s United Financial common stock; or

•	the proceeds of the sale of any of the common stock in the open market from time to time.

As a private foundation under Section 50l(c)(3) of the Internal Revenue Code, The People’s Community Foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of People’s United Financial common stock by us is that the amount of common stock that may be sold by The People’s Community Foundation in any one year shall not exceed 5% of the average market value of the assets held by The People’s Community Foundation, except where the Board of Directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a long-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

Tax Considerations

Our independent tax advisor has advised us that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. The People’s Community Foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as The People’s Community Foundation files its application for tax-exempt status within 15 months from the date of its incorporation, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its incorporation. Our independent tax advisor, however, has not rendered any advice on whether The People’s Community Foundation’s tax exempt status will be affected by the regulatory requirement that all shares of our common stock held by The People’s Community Foundation must be voted in the same ratio as all other outstanding shares of common stock on all proposals considered by our stockholders.

The charitable foundation is authorized under federal law to make charitable contributions. We believe that the offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact of the contribution of common stock to The People’s Community Foundation on the amount of common stock to be sold in the offering. See the sections of this proxy statement/prospectus entitled “Capitalization,” “Regulatory Capital Compliance,” and “Comparison of Valuation and Pro Forma Information With and Without The Charitable Foundation.” The amount of the contribution will not have a material adverse impact on our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position and does not raise safety and soundness concerns.

We have received an opinion from our independent tax advisor that People’s United Financial’s contribution of its common stock and the cash contribution to The People’s Community Foundation should not constitute an act of self-dealing and that People’s United Financial should be entitled to a deduction in the amount of the cash contribution and the fair market value of the common stock at the time of the contribution. People’s United Financial is permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. People’s United Financial is permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to The People’s Community Foundation. People’s United Financial estimates that substantially all of the contribution should be deductible over the five-year period. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to The People’s Community Foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the charitable foundation.

Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize The People’s Community Foundation as a Section 50l(c)(3) exempt organization or that the deduction will be permitted. In such event, our contribution to The People’s Community Foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year for which the Internal Revenue Service makes such a determination.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. Within four and one-half months after the close of its fiscal year, The People’s Community Foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the charitable foundation’ s managers and a concise statement of the purpose of each grant.

Regulatory Conditions Imposed on the Charitable Foundation

Office of Thrift Supervision regulations will impose the following conditions on the establishment of The People’s Community Foundation:

•	the Office of Thrift Supervision can examine the charitable foundation;

•	the charitable foundation must comply with all supervisory directives imposed by the Office of Thrift Supervision;

•	the charitable foundation must provide annually to the Office of Thrift Supervision a copy of the annual report that the charitable foundation submits to the Internal Revenue Service;

•	the charitable foundation must operate according to written policies adopted by its Board of Directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares in the same ratio as all of the other shares voted on each proposal considered by our stockholders.

In addition, within six months of completing the conversion and offering, The People’s Community Foundation must submit to the Office of Thrift Supervision a three-year operating plan.

Additionally, the establishment and funding of The People’s Community Foundation must be separately approved by at least a majority of the total number of votes eligible to be cast by depositors of People’s Bank at a special meeting of depositors and must be separately approved by at least a majority of the outstanding shares of People’s Bank common stock held by the stockholders of People’s Bank, excluding People’s Mutual Holdings. If the establishment and funding of The People’s Community Foundation is not approved by People’s Bank stockholders and depositors, the foundation will not be established and the shares of People’s United Financial common stock we intend to issue to the charitable foundation will remain unissued.

Completion of the conversion and offering is not conditioned upon the stockholders’ and depositors’ approval of the charitable foundation. Failure to approve the charitable foundation may, however, increase our pro forma market value. See “Comparison of Valuation and Pro Forma Information With and Without The Charitable Foundation” in this proxy statement/prospectus.

The establishment and funding of the charitable foundation is conditioned upon the approval of the Plan of Conversion.

The Board of Directors recommends that you vote “FOR” the establishment and funding of The People’s Community Foundation. See “The People’s Community Foundation” in this proxy statement/prospectus.

Legal and Tax Opinions

The legality of the issuance of the common stock being offered and certain matters relating to the conversion and offering and federal taxation has been passed upon for us by Thacher Proffitt & Wood LLP, Washington, D. C. Certain matters relating to state taxation has been passed upon for us by PricewaterhouseCoopers LLP, Boston, Massachusetts. Certain legal matters have been passed upon for Morgan Stanley & Co Incorporated, Ryan Beck & Co., Inc. and the other members of the syndicate group by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

How to Obtain Additional Information.

This proxy statement/prospectus contains financial statements of People’s Bank, including:

•	Consolidated Statements of Income for the Nine Months Ended September 30, 2006 and 2005 (unaudited), and for the Years Ended December 31, 2005, 2004 and 2003;

•	management’s discussion and analysis of the financial condition and results of operations of People’s Bank;

•	a description of lending, savings and investment activities;

•	remuneration and other benefits of directors and officers;

•	further information about the business and financial condition of People’s Bank; and

•	additional information about the conversion, the subscription offering, and, if held, the syndicated offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and offering.

If you would like to receive a copy of the Plan of Conversion, including the exhibits thereto, you may request such material in writing, addressed to People’s Bank Investor Relations at People’s Bank’s address given above. Such requests must be received by People’s Bank no later than [                    ], 2007. If People’s Bank does not receive your request by [                    ], 2007, you will not be entitled to have such materials mailed to you. A copy of the Plan of Conversion and its exhibits is available for inspection at each of People’s Bank’s branches. See “Where You Can Find Additional Information” in this proxy statement/prospectus.

Other Matters

As of the date of this proxy statement/prospectus, management does not know of any other matters to be brought before the stockholders at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

By Order of the Board of Directors,

John A Klein
Chairman, Chief Executive Officer and President

Bridgeport, Connecticut

[                    ], 2007

To assure that you are represented at the Special Meeting, vote the accompanying proxy card by mail using the postage-paid proxy reply envelope. Alternatively, you may use the simple telephone or Internet voting instructions on the proxy card. Each proxy card has a unique number to be entered if you choose to vote by telephone or the Internet.

QUESTIONS? If you have any questions about voting, please call our proxy information agent, Georgeson, Inc., at (800)                     ,          a.m. to         p.m., Monday through Friday.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION – DATED DECEMBER 21, 2006

PROSPECTUS

(Proposed Holding Company for People’s Bank)

Up to 172,500,000 Shares of Common Stock

(subject to increase to up to 198,375,000 shares)

People’s United Financial, Inc. is offering up to 172,500,000 shares of its common stock for sale in connection with the conversion of People’s Bank and People’s Mutual Holdings from the mutual holding company structure to the stock holding company structure. We may increase the maximum number of shares that we sell in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 198,375,000 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of People’s United Financial common stock are being offered for sale at a price of $20.00 per share. People’s Bank common stock is currently listed on the Nasdaq Global Select Market under the trading symbol “PBCT.” We expect People’s United Financial common stock to trade on that market under the symbol “PBCTD” for a period of 20 trading days after completion of the offering. Thereafter, People’s United Financial’s trading symbol will revert to “PBCT.” Concurrent with the completion of the offering, shares of People’s Bank common stock owned by the public will be exchanged for shares of People’s United Financial common stock so that People’s Bank’s existing public stockholders will own approximately the same percentage of People’s United Financial common stock as they owned of People’s Bank’s common stock immediately prior to the conversion. In connection with the conversion, we also intend to form The People’s Community Foundation and contribute to it 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the offering proceeds.

We are offering our shares of common stock for sale on a priority basis to People’s Bank depositors in a subscription offering. Ryan Beck & Co., Inc. will assist us in selling the common stock in the subscription offering on a best efforts basis. In order to complete the subscription offering and the syndicated offering described below, we must sell, in the aggregate, a minimum of 127,500,000 shares. The minimum purchase is 25 shares. The subscription offering is expected to expire at 11:00 a.m., Eastern Time, on [Expiration Date], 2007. We may extend this expiration date without notice to you until [Extension Date 1]. Once submitted, subscription orders are irrevocable unless the offering is terminated or extended beyond [Extension Date 1] or the number of shares of common stock to be sold increases above 198,375,000 shares or decreases below 127,500,000 shares. Funds received in the subscription offering will be held in an escrow account at People’s Bank or, at our discretion, another insured depository institution, and will earn interest at our passbook savings rate. If we extend the offering beyond [Extension Date 1], we will promptly return your funds with interest unless you confirm your subscription. If we terminate the offering, we will promptly return your funds with interest. The offering must be completed no later than 24 months after People’s Bank’s depositors approve the plan of conversion. After that, the offering may not be extended by us or by the Office of Thrift Supervision.

We are also offering any shares of our common stock not subscribed for in the subscription offering for sale to the general public in a syndicated offering through a syndicate of selected dealers. We may begin the syndicated offering at any time following the commencement of the subscription offering. Morgan Stanley & Co. Incorporated is acting as sole book-running manager, and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is being conducted on a best efforts basis. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares in the subscription or syndicated offering. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis.

Investing in our common stock involves risks. Please read the Risk Factors beginning on page 26.

OFFERING SUMMARY

Price: $20.00 per share

	Minimum	Maximum	Adjusted Maximum
Number of shares	127,500,000	172,500,000	198,375,000

Gross offering proceeds	$2,550,000,000	$3,450,000,000	$3,967,500,000

Estimated offering expenses(1)	$75,950,000	$111,950,000	$132,650,000

Estimated net proceeds	$2,474,050,000	$3,338,050,000	$3,834,850,000

Estimated net proceeds per share	$19.40	$19.35	$19.33

(1)	Includes: (i) selling commissions payable by us to Ryan Beck & Co., Inc. in connection with the subscription offering equal to the lesser of 1% of the aggregate amount of common stock sold in the subscription offering or $12.0 million; (ii) fees and selling commissions payable by us to Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members participating in the syndicated offering equal to 4% of the aggregate amount of common stock sold in the syndicated offering; and (iii) other fees and expenses of the offering estimated to be $10.0 million. Does not include an advisory fee in the amount of $5.0 million payable to Morgan Stanley & Co. Incorporated in the event gross proceeds from the subscription offering equal or exceed $1.75 billion. Also does not include an additional advisory fee in the amount of $2.5 million payable, in People’s Bank’s sole discretion, to Morgan Stanley & Co. Incorporated in the event gross proceeds from the subscription offering equal or exceed $2.5 billion. For information regarding compensation to be received by Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members that may participate in the syndicated offering, including the assumptions regarding the number of shares that may be sold in the subscription offering and the syndicated offering to determine the estimated offering expenses, see “Pro Forma Data” on page [__] and “The Conversion and Offering—Plan of Distribution; Selling Agent Compensation” on page [__].

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

RYAN BECK & CO.

For assistance, contact the Stock Information Center, toll-free, at

The date of this prospectus is                     , 2007

FAIRFIELD COUNTY

BETHEL

293 Greenwood Avenue

Bethel, CT 06801

BRIDGEPORT SUPER STOP & SHOP

2600 Madison Avenue

Bridgeport, CT 06606

BRIDGEPORT SUPER STOP & SHOP

4531 Main Street

Bridgeport, CT 06606

BARNUM AVENUE

1450 Barnum Avenue

Bridgeport, CT 06610

BOSTON AVENUE

58 Boston Avenue

Bridgeport, CT 06610

* BRIDGEPORT CENTER OFFICE

850 Main Street

Bridgeport, CT 06604

NORTH & PARK

1728 Park Avenue

Bridgeport, CT 06604

NORTH MAIN STREET

3969 Main Street

Bridgeport, CT 06606

BROOKFIELD

143 Federal Road

Brookfield, CT 06804

COS COB

119 East Putnam Avenue

Cos Cob, CT 06807

MILL PLAIN SUPER STOP & SHOP

44 Lake Ave Ext.

Danbury, CT 06811

NUTMEG SQUARE SUPER STOP & SHOP

72 Newtown Road

Danbury, CT 06810

DARIEN

25 Old Kings Highway North

Darien, CT 06820

NOROTON HEIGHTS

72 Edgerton Street

Darien, CT 06820

FAIRFIELD SUPER STOP & SHOP

1160 Kings Highway Cut-Off

Fairfield, CT 06824

VILLA AVENUE SUPER STOP & SHOP

766 Villa Avenue

Fairfield, CT 06825

BLACK ROCK TURNPIKE

1940 Black Rock Turnpike

Fairfield, CT 06824

FAIRFIELD

1055 Post Road

Fairfield, CT 06824

FORESTVILLE SUPER STOP & SHOP

747 Pine Street

Bristol, CT 06010

EAST HARTFORD SUPER STOP & SHOP

940 Silver Lane

East Hartford, CT 06118

ENFIELD SUPER STOP & SHOP

54 Hazard Avenue

Enfield, CT 06082

ENFIELD MALL

25 Hazard Avenue

Enfield, CT 06082

FARMINGTON

188-210 Main Street

Farmington, CT 06032

GLASTONBURY SUPER STOP & SHOP

215 Glastonbury Boulevard

Glastonbury, CT 06033

OAK STREET SUPER STOP & SHOP

55 Oak Street

Glastonbury, CT 06033

GLASTONBURY FINANCIAL CENTER

Three Welles Street

Glastonbury, CT 06033

GRANBY SUPER STOP & SHOP

124 Salmon Brook Street

Granby, CT 06035

HARTFORD SUPER STOP & SHOP

150 New Park Avenue

Hartford, CT 06106

FINANCIAL PLAZA

One Financial Plaza

Hartford, CT 06103

FRANKLIN AVENUE

290 Franklin Avenue

Hartford, CT 06114

MANCHESTER SUPER STOP & SHOP

286 Broad Street

Manchester, CT 06040

NEW BRITAIN SUPER STOP & SHOP

677 West Main Street

New Britain, CT 06053

NEWINGTON SUPER STOP & SHOP

44 Fenn Road

Newington, CT 06111

NEWINGTON

135 Lowrey Place

Newington, CT 06111

ROCKY HILL SUPER STOP & SHOP

80 Town Line Road

Rocky Hill, CT 06067

STRATFIELD

1237 Stratfield Road

Fairfield, CT 06825

GREENWICH

410 Greenwich Avenue

Greenwich, CT 06830

PICKWICK PLAZA

3 Pickwick Plaza

Greenwich, CT 06830

MONROE FINANCIAL CENTER

Route 111, Village Square Shopping Center

Monroe, CT 06468

STEPNEY

435 Main Street

Monroe, CT 06468

NEW CANAAN

95 Main Street

New Canaan, CT 06840

SAND HILL SUPER STOP & SHOP

228 South Main Street

Newtown, CT 06470

NEWTOWN

6 Queen Street

Newtown, CT 06470

CONNECTICUT AVENUE SUPER STOP & SHOP

385 Connecticut Avenue

Norwalk, CT 06854

NORWALK SUPER STOP & SHOP

380 Main Avenue, Route 7

Norwalk, CT 06851

NORWALK FINANCIAL CENTER

295 Westport Avenue

Norwalk, CT 06851

BELDEN AVENUE

11 Belden Avenue

Norwalk, CT 06850

OLD GREENWICH

146 Sound Beach Avenue

Old Greenwich, CT 06870

RIDGEFIELD SUPER STOP & SHOP

125 Danbury Road

Ridgefield, CT 06877

RIDGEFIELD

66 Danbury Road

Ridgefield, CT 06877

RIVERSIDE

1155 E. Putnam Avenue

Riverside, CT 06878

SHELTON SUPER STOP & SHOP

898 Bridgeport Avenue

Shelton, CT 06484

SHELTON FINANCIAL CENTER

1000 Bridgeport Avenue

Shelton, CT 06484

ENTERPRISE TOWER

1 Corporate Drive

Shelton, CT 06484

SOUTHPORT

411 Old Post Road

Southport, CT 06890

SOUTHPORT TRUST

226 Main Street

Southport, CT 06890

STAMFORD SUPER STOP & SHOP

2200 Bedford Street

Stamford, CT 06905

STAMFORD - SUPER STOP & SHOP

1937 West Main Street

Stamford, CT 06902

BEDFORD STREET

350 Bedford Street

Stamford, CT 06901

HIGH RIDGE ROAD

1022 High Ridge Road

Stamford, CT 06905

HOPE STREET

346 Hope Street

Stamford, CT 06906

SHIPPAN AVENUE

328 Shippan Avenue

Stamford, CT 06902

SUMMER STREET

2586 Summer Street

Stamford, CT 06905

EDGEHILL

122 Palmers Hill Road

Stamford, CT 06902

THE DOCK SUPER STOP & SHOP

200 East Main Street

Stratford, CT 06614

PARADISE GREEN

3395 Main Street

Stratford, CT 06614

RYDER’S LANDING

88 Ryder’s Lane

Stratford, CT 06614

STRATFORD

2772 Main Street

Stratford, CT 06615

TRUMBULL SUPER STOP & SHOP

100 Quality Street

Trumbull, CT 06611

HAWLEY LANE

100 Hawley Lane

Trumbull, CT 06611

TRUMBULL FINANCIAL CENTER

40 Quality Street

Trumbull, CT 06611

WHITE PLAINS ROAD

888 White Plains Road

Trumbull, CT 06611

GREEN FARMS SUPER STOP & SHOP

1790 Post Road East

Westport, CT 06880

GREEN FARMS

1800 Post Road

Westport, CT 06880

WESTPORT

371 Post Road East

Westport, CT 06880

WILTON CENTER SUPER STOP & SHOP

5 River Road

Wilton, CT 06897

WILTON

31 Danbury Road

Wilton, CT 06897

3030 PARK

3030 Park Avenue

Bridgeport, CT 06606

HARTFORD COUNTY

AVON FINANCIAL CENTER

27 East Main Street

Avon, CT 06001

BERLIN SUPER STOP & SHOP

1135 Farmington Avenue

Berlin, CT 06037

BLOOMFIELD SUPER STOP & SHOP

315 Cottage Grove Road

Bloomfield, CT 06002

DUNCASTER

40 Loeffler Road

Bloomfield, CT 06002

SEABURY

200 Seabury Drive

Bloomfield, CT 06002

BRISTOL SUPER STOP & SHOP

603 Farmington Avenue, Route 6

Bristol, CT 06010

SIMSBURY SUPER STOP & SHOP

530 Bushy Hill Road

Simsbury, CT 06070

SOUTH WINDSOR SUPER STOP & SHOP

1739 Ellington Road

South Windsor, CT 06074

SOUTHINGTON SUPER STOP & SHOP

505 North Main Street

Southington, CT 06489

SOUTHINGTON

812 Queen Street

Southington, CT 06489

BISHOP’S CORNER

714 North Main Street

West Hartford, CT 06117

McAULEY

275 Steele Road

West Hartford, CT 06117

WEST HARTFORD CENTER

1013 Farmington Avenue

West Hartford, CT 06107

WEST HARTFORD/ FARMINGTON

1232 Farmington Avenue

West Hartford, CT 06107

WETHERSFIELD - SUPER STOP & SHOP

1380 Berlin Turnpike

Wethersfield, CT 06109

WETHERSFIELD

1310 Silas Deane Highway

Wethersfield, CT 06109

LITCHFIELD COUNTY

NEW MILFORD SUPER STOP & SHOP

180 Danbury Road

New Milford, CT 06776

NORTH CANAAN SUPER STOP & SHOP

11 East Main Street

North Canaan, CT 06018

TORRINGTON SUPER STOP & SHOP

211 High Street

Torrington, CT 06790

TORRINGTON FINANCIAL CENTER

1692 East Main Street

Torrington, CT 06790

WATERTOWN SUPER STOP & SHOP

757 Straits Turnpike

Watertown, CT 06795

WINSTED SUPER STOP & SHOP

200 New Hartford Road,
Route 44

Winsted, CT 06098

MIDDLESEX COUNTY

CLINTON SUPER STOP & SHOP

215 East Main Street

Clinton, CT 06413

CROMWELL SUPER STOP & SHOP

195 West Street

Cromwell, CT 06416

MIDDLETOWN SUPER STOP & SHOP

416 East Main Street

Middletown, CT 06457

OLD SAYBROOK SUPER STOP & SHOP

105 Elm Street

Old Saybrook, CT 06475

NEW HAVEN COUNTY

ANSONIA SUPER

STOP & SHOP

100 Division Street

Ansonia, CT 06401

BRANFORD SUPER

STOP & SHOP

22 Leetes Island Road

Branford, CT 06405

BRANFORD

500 East Main Street

Branford, CT 06405

CHESHIRE SUPER

STOP & SHOP

275 Highland Avenue

Cheshire, CT 06410

TROLLEY SQUARE SUPER STOP & SHOP

370 Hemingway Avenue

East Haven, CT 06512

HAMDEN SUPER STOP & SHOP

2331 Dixwell Avenue

Hamden, CT 06514

PUTNAM PLACE SUPER STOP & SHOP

1245 Dixwell Avenue

Hamden, CT 06514

HAMDEN

2165 Dixwell Avenue

Hamden, CT 06514

WESTWOODS

3496 Whitney Avenue

Hamden, CT 06518

MADISON SUPER STOP & SHOP

128 Samson Rock Drive

Madison, CT 06443

MADISON CENTER

752 Boston Post Road

Madison, CT 06443

MERIDEN SUPER STOP & SHOP

485 Broad Street

Meriden, CT 06450

MERIDEN WEST SUPER STOP & SHOP

580 West Main Street

Meriden, CT 06451

MILFORD SUPER STOP & SHOP

1364 East Town Road

Milford, CT 06460

SILVER SANDS PLAZA SUPER STOP & SHOP

855 Bridgeport Avenue

Milford, CT 06460

MILFORD

190 South Broad Street

Milford, CT 06460

NAUGATUCK SUPER STOP & SHOP

727 Rubber Avenue

Naugatuck, CT 06770

AMITY SUPER STOP & SHOP

112 Amity Road

New Haven, CT 06515

CENTURY TOWER

265 Church Street, One Century Tower

New Haven, CT 06510

NORTH HAVEN SUPER STOP & SHOP

79 Washington Avenue

North Haven, CT 06473

ORANGE SUPER STOP & SHOP

259 Bull Hill Lane

Orange, CT 06477

ORANGE

653 Orange Center Road

Orange, CT 06477

SEYMOUR SUPER

STOP & SHOP

12 Franklin Street

Seymour, CT 06483

SOUTHBURY SUPER STOP & SHOP

100 Main Street North

Southbury, CT 06488

SOUTHBURY

61 Southbury Plaza

Southbury, CT 06488

WALLINGFORD SUPER STOP & SHOP

930 North Colony Road

Wallingford, CT 06492

REIDVILLE SUPER

STOP & SHOP

410 Reidville Drive

Waterbury, CT 06705

CHASE AVENUE SUPER STOP & SHOP

240 Chase Avenue

Waterbury, CT 06704

NAUGATUCK VALLEY SUPER STOP & SHOP

920 Wolcott Road

Waterbury, CT 06705

WATERBURY

255 Bank Street

Waterbury, CT 06702

WEST HAVEN SUPER STOP & SHOP

460 Elm Street

West Haven, CT 06516

SAVIN ROCK

220 Captain Thomas Boulevard

West Haven, CT 06516

WOODBRIDGE

198 Amity Road

Woodbridge, CT 06525

NEW LONDON COUNTY

COLCHESTER

139 South Main Street

Colchester, CT 06415

EAST LYME SUPER STOP & SHOP

248 Flanders Road

Niantic, CT 06357

GROTON SUPER STOP & SHOP

220 Groton Square,

Route 12

Groton, CT 06340

MONTVILLE

563 Norwich-New London Turnpike

Uncasville, CT 06382

MYSTIC PACKER

12 Roosevelt Avenue

Mystic, CT 06355

MOHEGAN SUN

1 Mohegan Sun Boulevard

Uncasville, CT 06382

NORWICH SUPER STOP & SHOP

42 Town Street

Norwich, CT 06360

NORWICH

4 Broadway

Norwich, CT 06360

NORWICHTOWN FINANCIAL CENTER

45 Town Street

Norwich, CT 06360

WEST MAIN

624 West Main Street

Norwich, CT 06360

WATERFORD SUPER STOP & SHOP

117 Boston Post Road,

Route 1

Waterford, CT 06385

WATERFORD

716 Broad Street Ext.

Waterford, CT 06385

TOLLAND COUNTY

MANSFIELD

155 Storrs Road, Route 195

Mansfield Center,

CT 06250

STORRS

1244 Storrs Road

Storrs, CT 06268

UCONN CO-OP

2075 Hillside Road

Storrs, CT 06269

VERNON SUPER STOP & SHOP

10 Pitkin Road

Vernon, CT 06066

VERNON CIRCLE

35 Talcottville Road,

Tri City Plaza

Vernon, CT 06066

WINDHAM COUNTY

PUTNAM SUPER STOP & SHOP

60 Providence Pike

Putnam, CT 06260

WILLIMANTIC SUPER STOP & SHOP

1391 Main Street

Willimantic, CT 06226

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of People’s Mutual Holdings, People’s United Financial, People’s Bank and their subsidiaries may change after the date of this prospectus. Delivery of this prospectus and the sales of shares of our common stock made hereunder does not mean otherwise.

PROSPECTUS SUMMARY

The following summary highlights the material information from this prospectus and may not contain all the information that is important to you. You should read this entire document carefully, including the sections entitled “Risk Factors” and “The Conversion and Offering” and the consolidated financial statements and the notes to the consolidated financial statements, before making a decision to invest in our common stock.

The Companies

People’s United Financial, Inc. People’s United Financial is a newly-formed Delaware corporation and currently a wholly-owned subsidiary of People’s Bank. People’s United Financial was formed for the purpose of effectuating the conversion and offering described in this prospectus. In connection with those transactions, People’s United Financial is registering shares of its common stock with the Securities and Exchange Commission and will be selling shares of its common stock to new stockholders and, as described in this prospectus, issuing shares of its common stock to existing stockholders of People’s Bank in exchange for their shares of People’s Bank common stock. People’s United Financial currently does not have significant assets, but as a result of the conversion and offering, it will become the holding company of People’s Bank.

People’s Bank. People’s Bank is a federal stock savings bank and as a result of the conversion and offering will become the wholly-owned subsidiary of People’s United Financial. People’s Bank was organized in 1842 as a Connecticut mutual savings bank. In 1988, People’s Bank reorganized into the mutual holding company structure, converted to a Connecticut-chartered stock savings bank and became the majority-owned subsidiary of People’s Mutual Holdings, a Connecticut-chartered mutual holding company. Effective August 18, 2006, People’s Bank converted to a federal stock savings bank regulated by the Office of Thrift Supervision. At September 30, 2006, People’s Bank had total assets of $10.6 billion, total deposits of $9.0 billion and total stockholders’ equity of $1.4 billion.

People’s Mutual Holdings. People’s Mutual Holdings is the federally-chartered mutual holding company of People’s Bank. Its principal business is to own a majority of People’s Bank’s outstanding shares of common stock. As of September 30, 2006, People’s Mutual Holdings owned 82,012,500 shares, equivalent to approximately 57.7%, of People’s Bank common stock. At September 30, 2006, People’s Mutual Holdings had $8.5 million of net assets, excluding the shares of People’s Bank. As part of the conversion, People’s Mutual Holdings will cease to exist as a separate entity.

Our Business

People’s Bank offers a full range of financial services, primarily in the state of Connecticut, to individual, corporate, municipal and institutional customers. Its traditional banking activities include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties and accepting consumer, commercial and municipal deposits. In addition to traditional banking activities, People’s Bank provides specialized services tailored to specific markets. Its operations are divided into two primary business lines that represent its core businesses:

•	Commercial Banking. Commercial banking consists principally of commercial lending, commercial real estate lending and commercial deposit gathering activities. This business line also includes the equipment financing operations of People’s Capital and Leasing Corp., People’s Bank’s wholly-owned subsidiary, as well as cash management, correspondent banking and municipal banking and finance.

•

Retail Banking. Retail banking includes consumer deposit gathering activities, residential mortgage lending and home equity and other consumer lending. In addition to trust services, this business line also includes brokerage, financial advisory services, investment management services and life insurance provided by People’s Securities, Inc. and other insurance services provided by R.C. Knox and Company, Inc., both wholly-owned subsidiaries of People’s Bank.

People’s Bank’s business model and broad product offerings allow it to meet the needs of a diverse customer base with varying demographic characteristics. People’s Bank delivers its products and services through a network of 75 traditional branches, 73 branches located in Stop & Shop supermarkets, eight limited-service branches, 23 investment and brokerage offices (22 of which are located within branch offices), five wealth management and trust offices, nine People’s Capital and Leasing offices (eight of which are located outside of Connecticut), seven commercial lending offices, and over 250 ATMs located in the state of Connecticut. People’s Bank also originates residential mortgage and home equity loans in Connecticut and the contiguous markets of New York and Massachusetts. In addition, People’s Bank maintains a loan production office in Massachusetts to support its commercial real estate lending initiatives in that state. Its distribution network includes fully integrated online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network.

During 2005, People’s Bank opened seven new branches, three of which are traditional branches and four of which are located in Stop & Shop supermarkets. For the first nine months of 2006, People’s Bank opened three new Stop & Shop branches.

Our Market Area And Customer Base

Connecticut is one of the most attractive banking markets in the United States with a total population of approximately 3.5 million and a median household income of $66,018 as of June 30, 2006, ranking second in the United States and well above the U.S. median household income of $51,546, according to estimates from SNL Securities. Fairfield County, where People’s Bank is headquartered, is the wealthiest county in Connecticut, with a June 30, 2006 median household income of $81,678 according to estimates from SNL Securities.

While People’s Bank’s primary market area is in the state of Connecticut, substantially all of the equipment financing activities of People’s Capital and Leasing involve customers outside of Connecticut. In addition, People’s Bank participates in certain loans that aggregate $20 million or more and are shared by three or more supervised financial institutions. These loans are generally referred to as “shared national credits.” People’s Bank’s shared national credits portfolio totaled $542 million at September 30, 2006, approximately 90% of which involved borrowers outside of Connecticut. People’s Bank competes for deposits, loans and other services with commercial banks, savings institutions, commercial and consumer finance companies, mortgage banking companies, insurance companies, credit unions, and a variety of other institutional lenders and securities firms.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage in our markets:

•	Market Position in Connecticut. People’s Bank currently has 156 branches throughout the state of Connecticut. At June 30, 2006, People’s Bank ranked third in deposit market share in Connecticut and first in Fairfield County, according to the Federal Deposit Insurance Corporation.

•	Stop & Shop Relationship. People’s Bank has exclusive branching rights in Stop & Shop supermarkets in the state of Connecticut. Stop & Shop is the leading grocery store chain in Connecticut, with nearly twice the market share of its closest competitor, according to Modern Grocer. We believe that the Connecticut market area, with its compact geographical size and high population density, presents a unique opportunity to operate successful supermarket bank branches that complement our traditional branches. Unlike many other supermarket bank branches, People’s Bank’s Stop & Shop branches are full-service facilities that provide our customers with the convenience of seven-day-a-week banking. During 2005, these branches originated 27% of People’s Bank’s home equity loans, 47% of its retail checking and savings accounts, and 34% of its commercial checking accounts. Approximately 40% of People’s Bank’s total branch transactions originate in its Stop & Shop branches. People’s Bank generally is required to open a branch in each new Connecticut Stop & Shop supermarket that meets projected size and customer criteria until 2012, and has the option to extend its exclusive right to open branches in Connecticut Stop & Shop supermarkets until 2022.

•	Strong Credit Culture. People’s Bank’s experienced credit risk professionals and conservative credit culture, combined with centralized processes and consistent underwriting standards across all business lines, have allowed it to maintain a high level of asset quality. Over the last eight quarters through September 30, 2006, People’s Bank’s net charge-offs to average loans ratio has averaged 0.08%, compared to 0.22% for the top 50 U.S. banks and thrifts, according to SNL Securities.

•	Highly Experienced Management Team with a Proven Track Record. As a group, our executive officers have an average of 24 years of experience in the banking industry and have successfully operated through various industry economic cycles. In addition, our management team has significant experience operating publicly-traded banking companies. A number of our executive officers, including our president and chief executive officer, have been members of our management team since our conversion from the mutual form of ownership and initial public offering in 1988.

Our Business Strategy

Our business strategy is to focus on those businesses in which we have proven competencies. We believe that this clear focus will enable us to continue to grow our franchise, both inside and outside of the state of Connecticut, while maintaining our commitment to the quality of our business, assets and customer service. The following are the key elements of our business strategy:

•	Expand Our Geographic Reach. Our plans for geographic expansion are based upon both de novo branching and acquisitions of financial institutions and other businesses related to banking that are complementary to our current lines of business.

•	De Novo Branching. As part of its strategy to broaden its footprint by entering markets similar to Connecticut, People’s Bank plans to expand into the state of New York by opening at least 15 new branches in Westchester County over the next three years. People’s Bank expects to open seven of these branches by the end of 2007. Westchester County is a contiguous market with comparable demographics to Fairfield County, Connecticut. As of June 30, 2006, the median household income in Westchester County was $80,686. The branches People’s Bank opens in Westchester County will be traditional branches.

•	Complementary Acquisitions. We believe that acquisition opportunities exist both inside and outside of our current market area. We will consider acquiring select banking and banking-related businesses initially in contiguous or near contiguous market areas that will afford us the opportunity to add complementary products to our existing business or to expand our franchise geographically.

•	Optimize Our Balance Sheet Management and Net Interest Margin. People’s Bank strives to maintain a balance between loan portfolio growth and core deposit funding. Approximately 95% of its assets are funded by low-cost core deposits and stockholders’ equity. People’s Bank believes that, other than for deployment of excess core deposits or excess equity, a large securities portfolio provides limited economic value. During the third quarter of 2006, People’s Bank sold approximately $810 million of debt securities and used a portion of the proceeds to pay down short-term borrowings and fund additional loan growth. These transactions were undertaken to better position People’s Bank’s balance sheet for the current interest rate environment. At September 30, 2006, People’s Bank had a securities portfolio of $202 million, or 2% of its assets, and wholesale borrowings of $14 million, or 0.1% of assets, ratios well below industry averages. This focused balance sheet management strategy has allowed People’s Bank to increase its net interest margin by 42 basis points from 3.47% to 3.89% since the third quarter of 2004, compared to an average decline of 20 basis points for the top 50 U.S. banks and thrifts over the same time period, according to SNL Securities.

•	Maintain a Diversified Loan Portfolio. People’s Bank’s loan portfolio is highly diversified with a balance of commercial, residential lending and consumer assets. As of September 30, 2006, 44% of its loan portfolio was comprised of commercial banking loans and 42% was comprised of residential mortgage loans while consumer loans, primarily home equity loans and lines of credit, made up the remainder. In addition, the commercial loan portfolio is diversified across many industries. Loans to the manufacturing industry, which constitute approximately 41% of People’s Bank’s commercial loan portfolio, are divided among more than 20 manufacturing industry segments. No single borrower or group of related borrowers represents more than 1% of People’s Bank’s loan portfolio.

Selected Risk Factors

You should consider carefully the following selected risk factors, as well as the full list of Risk Factors beginning on page [__], before deciding whether to invest in our common stock.

•	Changes in Interest Rates. People’s Bank makes most of its earnings based on the difference between interest it earns on assets such as loans compared to interest it pays on liabilities such as deposits. This difference is called the “interest spread.” People’s Bank’s interest spread may be lower if the timing of interest rate changes is very different for its interest-earning assets compared to its interest-bearing liabilities. People’s Bank tries to manage this risk using many different techniques. If People’s Bank is not successful in managing this risk, it will probably be less profitable.

•	Asset Quality. Asset quality measures the performance of a borrower in repaying a loan, with interest, on time. It is unlikely that our asset quality will stay as strong as it has been for the past several years, particularly if the economy deteriorates.

•	Plans for Growth. Our profitability may suffer if we do not continue to experience the type of growth that we have in the past, if we do not adequately and profitably implement our plans for growth or if we incur additional expenditures beyond current projections.

•	Stop & Shop Branches. A drop in Stop & Shop’s market share of the grocery market, a decrease in the number of Stop & Shop locations or customers, or a decline in the overall quality of Stop & Shop supermarkets could result in decreased business for People’s Bank’s Stop & Shop branches.

•	Executive Officers and Key Personnel. Although we have an employment agreement with our president and chief executive officer, the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop and execute our business strategy.

Our Corporate Information.

The executive offices of People’s Bank, People’s Mutual Holdings and People’s United Financial are located at 850 Main Street, Bridgeport, Connecticut 06604. The telephone number at this address is (203) 338-7171.

Summary Consolidated Financial And Other Data

The summary information presented below under “Summary Financial Condition Data,” “Summary Operating Data,” “Per Common Share Data,” and “Ratios” at each of the dates or for each of the periods presented, except for the information at or for the periods ended September 30, 2005 and 2006 (which has not been audited), is derived in part from the audited consolidated financial statements of People’s Bank. The following information is only a summary and you should read it in conjunction with People’s Bank’s audited consolidated financial statements and notes beginning on page F-1. All share, per share and dividend information reflects the three-for-two stock splits effected by People’s Bank on May 15, 2004 and May 15, 2005.

	At September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(in millions)
Summary Financial Condition Data:
Total assets	$10,612	$10,933	$10,718	$11,672	$12,261	$11,891
Loans	9,185	8,573	7,933	7,105	6,675	6,374
Securities, net	202	1,363	2,071	2,405	3,230	2,900
Allowance for loan losses	74	75	73	71	69	74
Deposits	8,979	9,083	8,862	8,714	8,426	7,983
Core deposits(1)	8,843	8,873	8,681	8,433	8,102	7,709
Borrowings	14	295	341	1,516	2,437	2,542
Stockholders’ equity	1,351	1,289	1,200	1,002	940	935

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Summary Operating Data:
Net interest income(2)	$286.3	$276.7	$370.0	$327.4	$284.3	$318.5	$319.5
Provision for loan losses	2.0	3.3	8.6	13.3	16.7	22.2	45.3
Fee based revenues	113.5	111.7	151.5	142.9	143.0	136.2	113.9
Net security losses	(27.2)	(0.1)	(0.1)	(4.7)	(0.6)	(3.3)	(18.5)
All other non-interest income(3)	15.8	9.5	21.9	13.5	23.9	16.3	38.2
Non-interest expense(4)	261.3	253.8	344.4	479.7	346.0	341.5	343.5
Income (loss) from continuing operations	83.0	91.6	125.9	(5.6)	62.7	67.7	38.9
Income (loss) from discontinued operations(5)	1.7	10.3	11.2	205.3	1.1	(12.3)	36.9
Net income	84.7	101.9	137.1	199.7	63.8	55.4	75.8
Adjusted net income(1)	100.8	91.6	122.6	81.1	62.7	67.7	25.9

(1)	See “Non-GAAP Financial Measures and Reconciliation to GAAP” for a reconciliation of deposits to core deposits, and net income to adjusted net income.
(2)	Fully taxable equivalent basis.
(3)	Includes $8.1 million and $20.0 million in gains on asset sales in 2005 and 2001, respectively.
(4)	Includes liability restructuring costs totaling $2.7 million, $133.4 million, $1.2 million and $16.6 million in 2005, 2004, 2003 and 2001, respectively.
(5)	Includes an after-tax gain of $6.2 million for both the nine months ended September 30, 2005 and the full year 2005 and of $198.5 million for the full year 2004 related to the sale of the credit card business.

	For the Nine Months Ended September 30		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Per Common Share Data:
Basic earnings per share	$0.60	$0.73	$0.97	$1.43	$0.46	$0.40	$0.55
Diluted earnings per share	0.59	0.72	0.97	1.42	0.46	0.40	0.55
Cash dividends paid per share(1)	0.72	0.63	0.85	0.75	0.68	0.63	0.59
Book value (end of period)	9.51	8.95	9.10	8.52	7.18	6.77	6.76
Tangible book value (end of period)	8.77	8.20	8.35	7.74	6.37	5.95	5.92
Ratios:
Net interest margin(2)	3.83%	3.66%	3.68%	3.33%	2.89%	3.24%	3.40%
Efficiency ratio	61.9	62.8	62.8	69.2	76.4	71.3	77.3
Return on average assets(2)	1.04	1.26	1.27	1.86	0.54	0.47	0.68
Return on average stockholders’ equity(2)	8.6	11.1	11.1	17.6	6.6	5.9	8.2
Non-performing assets to total loans, real estate owned and repossessed assets	0.25	0.24	0.26	0.36	0.48	0.53	0.48
Non-performing assets to total assets	0.22	0.18	0.20	0.27	0.29	0.29	0.26
Net loan charge-offs to average loans(2)	0.05	0.05	0.07	0.15	0.22	0.42	0.55
Allowance for loan losses to total loans	0.81	0.87	0.87	0.91	0.99	1.04	1.16
Stockholders’ equity to total assets	12.7	11.6	11.8	11.2	8.6	7.7	7.9
Tangible stockholders’ equity to total tangible assets	11.9	10.8	10.9	10.3	7.7	6.8	7.0
Tier 1 capital(3)	14.7	14.9	14.8	14.6	9.9	9.1	8.8
Total risk-based capital(3)	16.2	17.0	16.4	16.7	13.1	12.5	12.3
Other Information:
Number of Branches	156	152	153	155	154	155	148
Employees(4)	2,617	2,679	2,655	2,689	2,791	2,948	2,907

(1)	Reflects the waiver of dividends on the substantial majority of the common shares owned by People’s Mutual Holdings.
(2)	Calculated based on net income for all periods. Nine months ratios are presented on an annualized basis.
(3)	Calculated in accordance with Office of Thrift Supervision regulations as of September 30, 2006 and Federal Deposit Insurance Corporation regulations for all prior period ends.
(4)	Full-time equivalents. Excluded from 2003, 2002 and 2001 are the employees of People’s Bank’s credit card division that was sold in March 2004.

Our Conversion And Offering

We are converting from the mutual holding company structure, where People’s Bank is 42.3% owned by public stockholders, to a stock holding company, which will be 100% owned by public stockholders. This is commonly referred to as a “second-step” conversion. As part of the conversion, People’s Mutual Holdings will convert into a federal stock savings bank, which will merge with and into People’s Bank, with People’s Bank as the surviving entity. As a result, People’s Mutual Holdings will cease to exist as a separate entity. Voting rights in People’s United Financial will be vested solely in the public stockholders immediately following the conversion.

In connection with the conversion, the shares of common stock of People’s Bank owned by People’s Mutual Holdings will be cancelled and new shares of common stock representing the 57.7% ownership interest of People’s Mutual Holdings will be offered for sale by People’s United Financial in the offering. In addition, the total assets of People’s Mutual Holdings will be added to People’s Bank as a capital contribution. At September 30, 2006, People’s Mutual Holdings’ net assets, excluding its ownership of shares of People’s Bank common stock, totaled $8.5 million. At the conclusion of the conversion and offering, existing public stockholders of People’s Bank will receive shares of common stock of People’s United Financial for each share of People’s Bank common stock they own at that date, based on an exchange ratio as described in “The Conversion and the Offering—The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock.” As a result, People’s Bank’s existing public stockholders will own approximately the same percentage of People’s United Financial common stock as they owned of People’s Bank common stock immediately prior to the conversion.

In addition, in connection with and immediately following the conversion, we intend to contribute 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the offering proceeds to The People’s Community Foundation, a charitable foundation to be established in connection with the conversion and offering. The shares of common stock contributed to the charitable foundation will be in addition to the shares being offered for sale. For a further discussion of the charitable foundation, see “The People’s Community Foundation.”

This chart shows our structure before the conversion and offering:

This chart shows our new structure after the conversion and offering:

Terms Of The Offering

We are offering between 127,500,000 and 172,500,000 shares of our common stock to our depositors and to the public in subscription and syndicated offerings (which we refer to in this document collectively as the offering). We may increase the maximum number of shares that we sell in the offering by up to 15% to 198,375,000 shares as a result of market demand, regulatory considerations or changes in financial markets. The offering price is $20.00 per share. All new investors will pay the same purchase price per share. No commission will be charged to purchasers in the offering.

The shares of common stock are being offered on a priority basis to depositors of People’s Bank in a subscription offering. Ryan Beck & Co., Inc., our financial advisor and selling agent in connection with the subscription offering, will use its best efforts to assist us in selling our common stock in the subscription offering. Ryan Beck & Co., Inc. is not obligated to purchase any shares of common stock in the subscription offering.

We are also offering for sale to the general public in a syndicated offering through a syndicate of selected dealers shares of our common stock not subscribed for by our depositors in the subscription offering. We may begin the syndicated offering at any time following the commencement of the subscription offering. Morgan Stanley & Co. Incorporated is acting as sole book-running manager and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is also being conducted on a best efforts basis. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares in the syndicated offering. Alternatively, we may sell remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis.

Reasons For The Conversion And Offering

The conversion and offering are intended to provide us with substantially greater access to capital than is currently available to us under the mutual holding company structure and are expected to significantly increase the liquidity of our common stock. In addition, the stock holding company structure will provide us with more flexibility in structuring mergers and acquisitions. The net proceeds raised in the offering will allow us and People’s Bank to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•	acquire other financial institutions, businesses related to banking or branches, although there is no specific agreement with any institution or business at this time;

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	form a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

See “How We Intend to Use the Proceeds from the Offering” for a detailed description of how we plan to use the net proceeds we raise in the offering.

After considering the relative merits of the conversion and offering, as well as applicable fiduciary duties, the Board of Trustees of People’s Mutual Holdings and the Board of Directors of People’s Bank unanimously approved the plan of conversion as being in the best interests of each such institution, the communities they serve and the depositors, stockholders and employees of People’s Bank. The completion of the conversion and offering is subject to the approval of stockholders and depositors of People’s Bank who are being asked to vote on the plan of conversion.

How We Determined The Offering Range

The offering range is based on an independent appraisal of the market value of the common stock to be offered. RP Financial, LC, an appraisal firm experienced in appraisals of financial institutions, has advised us that, as of October 16, 2006, the estimated pro forma market value of our common stock, including offering shares, exchange shares and shares issued to the charitable foundation, ranges from a minimum of $4.460 billion to a maximum of $6.019 billion, with a midpoint of $5.240 billion. Based on this valuation range, the percentage of People’s Bank common stock owned by People’s Mutual Holdings, the shares issued to the charitable foundation and the $20.00 price per share, the Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings determined to offer shares of People’s United Financial common stock ranging from a minimum of 127,500,000 shares to a maximum of 172,500,000 shares, with a midpoint of 150,000,000 shares. Under certain circumstances, the pro forma market value can be adjusted upward to reflect changes in market conditions, and, at the adjusted maximum, the estimated pro forma market value of People’s United Financial’s common stock would be $6.916 billion and the number of shares offered would equal 198,375,000 shares.

The independent appraisal was based in part on our financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of common stock in the offering, and an analysis of a peer group of companies that RP Financial considered comparable to us. RP Financial also considered that we intend to contribute cash and issue shares of People’s United Financial common stock to The People’s Community Foundation, a charitable foundation that will be established in connection with the conversion. The intended contribution of cash and shares of common stock to the charitable foundation has the effect of reducing the number of shares in the offering. See “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation.” RP Financial’s independent valuation will be updated before we complete our offering.

The following table presents a summary of selected pricing ratios for the companies comprising the peer group used by RP Financial in its independent appraisal report dated October 16, 2006 and the pro forma pricing ratios for us, as calculated in the table on page [__] in the section of this prospectus entitled “Pro Forma Data.” Compared to the median pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 88% on a price-to-earnings basis and discounts of 37% on a price-to-book value basis and 47% on a price-to-tangible book value basis. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial impact of the conversion and offering and RP Financial’s analysis of the results of operations and financial condition of People’s United Financial compared to the peer group.

	Price-to- earnings multiple (1)	Price-to- book value ratio	Price-to- tangible book value ratio
People’s United Financial (pro forma)[2]:
Minimum of offering range	25.86x	124.77%	128.53%
Midpoint of offering range	28.85x	132.28%	135.87%
Maximum of offering range	31.25x	138.41%	141.84%
Maximum of offering range, as adjusted	34.09x	144.30%	147.49%
Valuation of peer group companies as of October 16, 2006 [3]:
Average	17.24x	211.79%	283.30%
Median	15.32x	210.66%	255.83%

(1)	Multiples calculated by RP Financial in the independent appraisal are based on an estimate of core, or recurring, earnings, total pro forma outstanding shares of common stock, including all shares owned by our employee stock ownership plan, whether or not allocated to participants, and including shares issued to the charitable foundation, and equal 24.56x, 27.42x, 30.02x and 32.72x, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range. Because this is a different method than used by us in calculating the numbers included in this table and in the pro forma information included under “Pro Forma Data,” the pro forma price-to-earnings multiples in the table do not correspond to the multiples in the independent appraisal. See note 1 to the pro forma information included under “Pro Forma Data” for more information on our treatment of shares owned by our employee stock ownership plan for purposes of this calculation.
(2)	Based on People’s Bank’s financial data as of and for the nine months ended September 30, 2006. Price-to-earnings multiples for People’s United Financial are shown on an annualized basis.
(3)	Reflects earnings for the most recent 12-month period for which data was publicly available.

The independent appraisal is not necessarily indicative of post-offering trading value. You should not assume or expect that the valuation of People’s United Financial as indicated above means that the common stock will trade at or above the $20.00 purchase price after the offering is completed.

We may increase the number of shares of common stock being offered by up to 15% without notice to persons who have subscribed for our common stock, so that a total of up to 198,375,000 shares would be sold in the offering. On [            ], 2007, we received authorization from the Office of Thrift Supervision to conduct the offering. The independent appraisal must be updated before we can complete the offering. The updated appraisal will be subject to the further approval of the Office of Thrift Supervision.

After-Market Performance Information Provided By The Independent Appraiser

The following table, prepared by our independent appraiser, presents for all “second-step” conversions that began trading from January 1, 2004 to October 16, 2006, the percentage change in the trading price from the initial trading date of the offering to the dates shown in the table. The table also presents the average and median trading prices and percentage change in trading prices for the same dates. This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors. Most of the institutions listed in the table are significantly smaller than we are in terms of asset size. In addition, gross proceeds raised in most of the offerings listed in the table are significantly less than the amount of gross proceeds we expect to raise in the offering. Also, two of the three largest offerings listed in the table involved a simultaneous acquisition of another financial institution.

The table is not intended to indicate how our common stock may perform. Data represented in the table reflects a small number of transactions and is not indicative of general stock market performance trends or of price performance trends of companies that undergo “second-step” conversions. Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies. There can be no assurance that our stock price will appreciate or that our stock price will not trade below $20.00 per share. The movement of any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, please carefully read this prospectus, including “Risk Factors.”

After Market Trading Activity

Second Step Offerings

Completed Closing Dates between January 1, 2004 and October 16, 2006

			Price Performance from Initial Trading Date
Transaction	Closing Date	Gross Proceeds	1 Day	1 Week	1 Month	Through October 16, 2006
		(in millions)
Liberty Bancorp, Inc.	7/24/06	$28.1	2.5%	1.0%	1.5%	0.4%
First Clover Leaf Financial Corp.(1)	7/11/06	$41.7	3.9%	6.0%	11.2%	13.0%
Monadnock Bancorp, Inc.	6/29/06	$5.7	0.0%	-5.0%	-13.8%	-16.9%
NEBS Bancshares, Inc.	12/29/05	$30.8	6.6%	7.0%	7.0%	30.0%
American Bancorp, Inc.	10/6/05	$99.2	1.6%	-2.5%	1.6%	17.5%
Hudson City Bancorp, Inc.	6/7/05	$3,929.8	9.6%	10.8%	15.9%	34.9%
First Federal of Northern Michigan Bancorp, Inc.	4/4/05	$17.0	-5.1%	-8.0%	-16.0%	-8.0%
Rome Bancorp, Inc.	3/31/05	$59.0	0.5%	-2.5%	-5.6%	26.5%
Roebling Financial Corp.	10/1/04	$9.1	-1.0%	-0.5%	-8.0%	22.5%
DSA Financial Corporation	7/30/04	$8.5	-2.0%	-5.0%	-7.0%	25.0%
Partners Trust Financial Group, Inc.(1)	7/15/04	$148.8	-0.1%	-0.2%	-1.9%	10.1%
Synergy Financial Group, Inc.	1/21/04	$70.4	8.1%	8.0%	7.9%	61.2%
Provident Bancorp, Inc.(1)	1/15/04	$195.7	15.0%	11.5%	15.1%	42.8%
Average			3.0%	1.6%	0.6%	19.9%
Median			1.6%	-0.2%	1.5%	22.5%

(1)	Included a simultaneous acquisition.

Public Stockholders Will Receive Shares Through The Exchange Of People’s Bank Common Stock

If you are currently a stockholder of People’s Bank, your shares as of the date of completion of the conversion and offering will be cancelled and exchanged for new shares of People’s United Financial common stock. The number of shares you receive will be based on an exchange ratio which will be determined as of the date of completion of the conversion and offering and will be based on the percentage of People’s Bank common stock held by the public prior to the conversion, the final independent appraisal of People’s United Financial common stock prepared by RP Financial and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public stockholders of People’s Bank common stock will own approximately the same percentage of People’s United Financial common stock after the conversion and offering as they owned of People’s Bank common stock immediately prior to completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio will not depend on the market price of People’s Bank common stock.

The following table shows how many shares a hypothetical owner of People’s Bank common stock would receive in the share exchange, based on the number of shares sold in the offering.

	Shares to be sold in this offering		Shares to be exchanged for shares of People’s Bank		Shares to be issued to the foundation		Total shares of common stock to be outstanding after the conversion	Exchange ratio	Equivalent per share current market price (1)	Shares that would be exchanged per 100 shares of People’s Bank common stock
	Amount	Percent	Amount	Percent	Amount	Percent
Minimum	127,500,000	57.18%	93,480,544	41.92%	2,000,000	0.90%	222,980,544	1.5546	$31.09	155
Midpoint	150,000,000	57.26%	109,977,110	41.98%	2,000,000	0.76%	261,977,110	1.8290	$36.58	182
Maximum	172,500,000	57.31%	126,473,677	42.02%	2,000,000	0.67%	300,973,677	2.1033	$42.07	210
Maximum, as adjusted	198,375,000	57.36%	145,444,729	42.06%	2,000,000	0.58%	345,819,729	2.4188	$48.38	241

(1)	Represents the value of shares of People’s United Financial common stock received in the share exchange by a holder of one share of People’s Bank common stock at the exchange ratio, assuming a market price of $20.00 per share.

At the midpoint shown in the preceding table, a stockholder owning 100 shares of People’s Bank common stock would receive 182 shares of People’s United Financial common stock plus $18.00 in cash.

If you own shares of People’s Bank common stock in “street name” through a brokerage firm, or if you hold your shares in book-entry form with our transfer agent, they will be promptly exchanged without any action on your part. Your new shares of People’s United Financial common stock will be held in “street name” or in book-entry form in an account with our transfer agent, as applicable.

If you hold a stock certificate representing your shares of People’s Bank common stock, you will be mailed a transmittal form with instructions on how to exchange your stock certificates. You will have the option of receiving your new shares of People’s United Financial common stock in certificated form or in book-entry form. If you elect to receive your shares in book-entry form, your shares will be deposited at an account at our transfer agent and you will not receive a stock certificate. For a more complete description, see “The Conversion and Offering–The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock.”

No fractional shares of our common stock will be issued. For each fractional share that would otherwise be issued, we will remit an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $20.00 per share purchase price.

We also will convert options previously awarded under the People’s Bank 1998 Long-Term Incentive Plan into options to purchase People’s United Financial common stock. At September 30, 2006, there were outstanding options to purchase 1,435,055 shares of People’s Bank common stock. The number of outstanding options and related per share exercise prices will be adjusted based on the exchange ratio. The aggregate exercise price, term and vesting period of the outstanding options will remain unchanged. If any options are exercised before we complete the offering, the number of shares of People’s Bank common stock outstanding will increase and the exchange ratio could be adjusted. If all currently outstanding options are exercised, stockholders will experience dilution of approximately 1.00% in their ownership interest in People’s Bank common stock.

Dividend Policy

The amount of dividends that People’s United Financial initially intends to pay to stockholders following the conversion and offering is intended to approximate the per share dividend amount, adjusted to reflect the share exchange, that People’s Bank’s stockholders currently receive on their shares of People’s Bank common stock. For a detailed description of our dividend policy, see “Our Policy Regarding Dividends.”

Ownership By Officers And Directors

Collectively, our directors and executive officers and their associates expect to purchase a total of 387,500 shares, or approximately 0.2% of the shares of common stock available for sale in the offering plus the shares to be issued to the charitable foundation (assuming the midpoint of the offering range). These shares do not include shares that may be awarded or issued in the future under any of our stock benefit plans. The shares purchased by our directors and executive officers and their associates will be included in determining whether the minimum number of shares necessary to close the offering has been sold. See “Proposed Purchases of Common Stock by Management.”

After the offering and the exchange of existing shares of People’s Bank common stock, including stock options exercisable within 60 days of September 30, 2006, our directors and executive officers, together with their associates, are expected to beneficially own approximately 3,681,175 shares of our common stock, or 1.41% of the total outstanding shares of our common stock, including shares to be issued to the charitable foundation, based upon the midpoint of the offering range.

Future Benefit Plans

We intend to implement a tax-qualified employee stock ownership plan in connection with the offering which we expect will purchase an amount of common stock equal to up to 6% of the sum of the shares of common stock that we sell in the offering and those we issue to the charitable foundation, or 10,470,000 shares of common stock, assuming we sell 172,500,000 shares, the maximum of the offering range. We expect that this employee stock ownership plan will, with prior Office of Thrift Supervision approval, purchase these shares in the open market following the offering using funds borrowed from us. However, as a tax-qualified employee benefit plan, this plan may instead purchase shares in the subscription offering consistent with its subscription priority. The plan is a tax-qualified retirement plan for the benefit of all employees who meet certain eligibility requirements. Assuming the employee stock ownership plan purchases 10,470,000 shares, we will recognize additional compensation expense of $209.4 million (or approximately $138.2 million after tax) over a 30-year period, assuming the shares of common stock have a fair market value of $20.00 per share for the full 30-year period. If, in the future, the shares of common stock have a fair market value greater or less than $20.00, the compensation expense will increase or decrease accordingly.

Because investment decisions for our employee stock ownership plan are subject to the discretion of an independent fiduciary, we can offer no assurance as to the amount, timing or other terms of stock purchases by this plan.

We also intend to implement a stock option plan, providing for grants of stock options, and a recognition and retention plan, providing for awards of restricted stock to our key employees, officers and directors. If these stock-based incentive plans are implemented and approved by stockholders within one year of the completion of our conversion, the number of options granted or shares of restricted stock awarded under these stock-based incentive plans may not exceed 10% and 4%, respectively, of the shares of common stock sold in the offering and issued to the charitable foundation. We expect that any shares required for restricted stock awards would be purchased in the open market or privately negotiated transactions following stockholder approval of the plan. Funds necessary for stock purchases would be provided by People’s United Financial. We anticipate that awards under the stock option plan and recognition and retention plan would vest over a five-year period measured from the award date and that compensation expense would be recognized over the vesting period. Both the stock option plan and recognition and retention plan cannot be adopted sooner than six months after the completion of our conversion and will be contingent on approval of People’s United Financial stockholders.

The following table summarizes the number of shares and aggregate dollar value of awards available for grant that are expected under the stock option and recognition and retention plans, if adopted as expected after the offering. A portion of the available stock grants shown in the table below may be made to non-executive employees.

	Number of new shares or options to be granted				Value of new available grants(1)
	At minimum of offering range	At maximum of offering range	As a percentage of common stock to be sold in the offering and issued to the foundation	Maximum dilution resulting from issuance of shares for stock benefit plans(2)	At minimum of offering range	At maximum of offering range
Recognition and retention plan	5,180,000	6,980,000	4.00%	2.27%	$103,600,000	$139,600,000
Stock option plan	12,950,000	17,450,000	10.00%	5.48%	42,864,500	57,759,500

Total	18,130,000	24,430,000	14.00%	7.51%	$146,464,500	$197,359,500

(1)	The actual value of restricted stock grants will be determined based on their fair value as of the date that grants are made. For purposes of this table, the fair value of the restricted stock grants is assumed to be the same as the offering price of $20.00 per share. The fair value of stock options has been estimated at $3.31 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $20.00; dividend yield of 3.0%; expected option life of 10 years; risk-free interest rate of 4.64%; and volatility rate of 11.3% based on an index of publicly-traded thrifts. The actual value of option grants will be determined by the grant-date fair value of the option, which will depend on a number of factors, including the valuation assumptions used in the option pricing model.
(2)	Assumes shares are issued from authorized but unissued shares and dilution is calculated at the maximum of the offering range.

In addition to shares of common stock that could be issued under the future stock option and recognition and retention plans, additional shares can be issued under stock benefit plans currently maintained by People’s Bank. At September 30, 2006, a total of 8,518,522 shares could be issued under existing stock benefit plans after applying the exchange ratio at the minimum of the offering range, and 11,525,126 shares could be issued under existing stock benefit plans after applying the exchange ratio at the maximum of the offering range. These totals represent shares that would be issued upon exercise of outstanding stock options and shares that would be issued because of future grants under existing benefit plans. The issuance of all of these shares would cause additional dilution of 3.69% at the maximum of the offering range.

Unless a waiver is obtained from the Office of Thrift Supervision, the following additional Office of Thrift Supervision restrictions would apply to these stock-based incentive plans:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plans;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plans;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plans;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plans; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of People’s Bank or People’s United Financial.

In the event the Office of Thrift Supervision changes its regulations or policies regarding stock-based incentive plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable. Also, these restrictions will not apply to stock-based compensation plans currently maintained by People’s Bank (the People’s Bank 1998 Long-Term Incentive Plan and the People’s Bank Directors’ Equity Compensation Plan), which will continue in effect after the conversion.

The following table presents information regarding the eligible participants in our contemplated employee stock ownership plan and our contemplated stock-based incentive plans, the percentage of outstanding shares of common stock after the offering assuming shares are sold at the maximum of the offering range and the dollar value of the common stock available for issuance or allocation under these plans.

	Individuals Eligible to Participate	Number of Shares at the Maximum of Offering Range	Percentage of Total Shares Outstanding (including shares issued to the charitable foundation)	Percentage of Shares Sold in the Offering (including shares issued to the charitable foundation)	Estimated Value of Shares at the Maximum of the Offering Range(1)
Employee stock ownership plan	Officers and Employees	10,470,000	3.48%	6.0%	$209,400,000
Stock option plan	Directors, Officers and Employees	17,450,000	5.80%	10.0%	$57,759,500
Recognition and retention plan	Directors, Officers and Employees	6,980,000	2.32%	4.0%	$139,600,000

(1)	The actual value of restricted stock grants will be determined based on their fair value as of the date that grants are made. For purposes of this table, the fair value of the restricted stock grants is assumed to be the same as the offering price of $20.00 per share. The fair value of stock options has been estimated at $3.31 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $20.00; dividend yield of 3.0%; expected option life of 10 years; risk free interest rate of 4.64%; and a volatility rate of 11.3% based on an index of publicly-traded thrifts. The actual value of option grants will be determined by the grant-date fair value of the option, which will depend on a number of factors, including the valuation assumptions used in the option pricing model.

For a detailed description of these potential plans and their applicable limitations see “Future Benefit Plans.” For a detailed description of the benefit plans we currently have in place, see “Director Compensation” and “Executive Officer Compensation.”

Limits On Purchases Of Common Stock

Limitations on the purchase of common stock in the offering have been set by the plan of conversion adopted by the People’s Bank Board of Directors and the People’s Mutual Holdings Board of Trustees. These limitations include the following:

•	You may not purchase fewer than 25 shares ($500).

•	You may not purchase more than $2 million of common stock (100,000 shares). If you are purchasing in the subscription offering, this limit applies to you, together with any persons with whom you are exercising subscription rights through a single qualifying deposit account held jointly.

•	You, together with any of the following persons (referred to as associates) or persons who may be acting in concert with you, may not purchase more than $2 million of common stock (100,000 shares) in all categories of the offering combined, including the syndicated offering:

•	your spouse or relatives of you or your spouse living in your house; or

•	companies, trusts or other entities in which you have an ownership or financial interest or hold a senior position.

If you are currently a People’s Bank stockholder, in addition to the above purchase limitations, there is an additional ownership limitation for you. Shares of common stock that you purchase in the offering individually, and together with associates or persons acting in concert, plus any shares of People’s United Financial common stock you and they receive in the share exchange, may not exceed 5% of the total shares of People’s United Financial common stock issued and outstanding at the completion of the conversion and offering.

Subject to the approval of the Office of Thrift Supervision, we may increase or decrease the purchase and ownership limitations at any time. If a purchase limitation is increased, subscribers in the subscription offering who order the maximum amount of shares and so indicate on their stock order forms will be given the opportunity to increase their subscriptions up to the new limit. For a detailed description of purchase limitations, see “Limitations on Common Stock Purchases.”

Conditions To Completing the Conversion And Offering

We are conducting the conversion and offering pursuant to the terms of our plan of conversion. We cannot complete the conversion and offering unless:

•	the plan of conversion is approved by at least a majority of votes eligible to be cast by depositors of People’s Bank;

•	the plan of conversion is approved by a majority of the outstanding shares of People’s Bank common stock entitled to vote at a meeting of stockholders of People’s Bank (because People’s Mutual Holdings owns more than 50% of People’s Bank’s outstanding shares, we expect that People’s Mutual Holdings will control the outcome of this vote);

•	the plan of conversion is approved by a majority of the outstanding shares of People’s Bank common stock held by the stockholders of People’s Bank, excluding People’s Mutual Holdings;

•	we sell at least the minimum number of shares of common stock offered; and

•	we receive approval from the Office of Thrift Supervision to complete the conversion and offering.

In order to establish and fund the charitable foundation, we must receive regulatory, public stockholder and depositor approvals, similar to those described above.

People’s Mutual Holdings intends to vote its ownership interest in favor of the plan of conversion and the establishment and funding of the charitable foundation. At September 30, 2006, it owned 57.7% of the outstanding common stock of People’s Bank. As of September 30, 2006, the directors and executive officers of People’s Bank and their associates beneficially owned 1,800,809 shares of People’s Bank common stock (including options exercisable within 60 days of September 30, 2006), or 1.26% of the outstanding shares of common stock. They intend to vote their shares in favor of the plan of conversion and establishment and funding of the charitable foundation.

Market For Our Common Stock

People’s Bank’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “PBCT.” Upon completion of the offering, the new shares of People’s United Financial will replace existing shares and will be traded on the Nasdaq Global Select Market. For a period of 20 trading days following completion of the offering, our symbol will be “PBCTD.” Thereafter, our trading symbol will revert to “PBCT.” See “Market for the Common Stock.”

Tax Aspects of the Conversion

As a general matter, the conversion and offering will not be taxable transactions for federal or state income tax purposes to People’s Mutual Holdings, People’s Bank, People’s United Financial, persons eligible to subscribe in the subscription offering or existing stockholders of People’s Bank. Existing stockholders of People’s Bank who receive cash in lieu of a fractional share of People’s United Financial common stock in the share exchange will recognize a gain or loss equal to the difference between the cash received and the tax basis of such fractional share. Thacher Proffitt & Wood LLP has issued an opinion to us to the effect that consummation of the transactions contemplated by the conversion and offering qualifies as a tax-free transaction for federal income tax purposes and will not result in any adverse federal tax consequences to People’s Mutual Holdings, People’s Bank, People’s United Financial, persons eligible to subscribe in the subscription offering or existing stockholders of People’s Bank before or after the conversion. PricewaterhouseCoopers LLP has issued an opinion to us to the effect that consummation of the transactions contemplated by the conversion and offering should qualify as a tax-free transaction for Connecticut state income tax purposes and should not result in any adverse Connecticut state tax consequences to People’s Mutual Holdings, People’s Bank, People’s United Financial, persons eligible to subscribe in the subscription offering or existing stockholders of People’s Bank before or after the conversion. See “The Conversion and Offering — Tax Aspects.”

The Subscription Offering

Persons Who May Order Stock in the Subscription Offering.

We are offering shares of People’s United Financial common stock in a subscription offering in the following descending order of priority:

(1)	Depositors with accounts at People’s Bank with aggregate balances of at least $50 on June 30, 2005;

(2)	Our tax-qualified employee stock benefit plans;

(3)	Depositors with accounts at People’s Bank with aggregate balances of at least $50 on [ ]; and

(4)	People’s Bank depositors on [ ], 2007.

If you qualify under one of these categories, you will have priority subscription rights and the following provisions will apply to you.

How You May Purchase Common Stock in the Subscription Offering.

To purchase shares of common stock in the subscription offering, you must deliver a properly signed and completed original stock order form, accompanied by full payment or a deposit account

withdrawal authorization as described below, so that it is received by us (not postmarked) by 11:00 a.m., Eastern Time, on [            ], 2007. You may submit your stock order form and payment by mail using the return envelope provided, by overnight delivery to the address indicated on the front of the stock order form or by hand, to a secure drop box located in the lobby of People’s Bank’s headquarters, 850 Main Street, Bridgeport, Connecticut. Mail or delivery of stock order forms to banking or other offices of People’s Bank will not be accepted. We are not required to accept orders submitted on photocopied or facsimiled stock order forms.

You may pay for your shares by:

•	Personal check, bank check or money order. The check or money order must be made payable directly to “People’s United Financial, Inc.” Cash, wire transfers, third party checks, People’s Bank equity line of credit checks and funds drawn from People’s Bank personal lines of credit may not be remitted as payment for your purchase; or

•	Authorized deposit account withdrawal. The stock order form includes instructions on how you can authorize direct withdrawals from certain types of People’s Bank deposit accounts. The funds you designate must be in your account at the time your stock order form is received. A hold will be placed on these funds making them unavailable to you for any reason. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the conversion is completed, at which time the designated withdrawal will be made. You may authorize withdrawal from a People’s Bank certificate of deposit account without incurring an early withdrawal penalty if the withdrawal is authorized for the purchase of shares of common stock in the offering.

You may not authorize withdrawals from People’s Bank retirement accounts (IRAs, Keogh) or People’s Bank accounts with check-writing privileges. If you wish to use funds from an account with check-writing privileges, please make payment by a check drawn on such account. You may not use funds from a People’s Bank retirement account to purchase shares of common stock. If you wish to use any of the funds that are currently in a People’s Bank retirement account, the funds must be transferred to a self-directed retirement account maintained by a brokerage firm or other type of independent trustee other than People’s Securities, Inc., before your order is placed. If you are interested in using funds in a retirement account at People’s Bank or elsewhere to purchase common stock, you should contact our Stock Information Center as soon as possible for assistance, preferably at least two weeks before the [            ], 2007 end of the offering period, because processing such transactions takes additional time. Your ability to use such funds for the purchasing of shares of common stock in the offering may depend on time constraints as well as limitations imposed by the institution where the funds are held.

Once we receive your properly completed stock order form, you may not change or rescind your order unless the number of shares of common stock to be issued is increased to more than 198,375,000 or decreased below 127,500,000, or the offering is not completed by [__], 2007. We are not required to notify you of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but do not represent that we will do so.

We may not lend funds, guarantee loans or otherwise extend credit to any person other than our tax-qualified employee stock ownership plan to purchase shares of common stock in the offering.

Funds received in the subscription offering will be held in a segregated escrow account at People’s Bank established to hold funds received as payment for shares. We will pay interest on these funds at People’s Bank’s passbook savings rate from the date payment is received until completion or termination of the conversion and offering. We may, at our discretion, determine during the offering that it is in the best interest of People’s Bank to hold subscription funds in a segregated escrow account at another insured financial institution instead of People’s Bank.

Deadline for Ordering Stock in the Subscription Offering.

The subscription offering will expire at 11:00 a.m., Eastern Time, on [            ], 2007. We may extend this expiration date without notice to you up to 45 days until [            ], 2007, but in no event may the offering extend beyond [            ], unless the Office of Thrift Supervision approves a later date. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. If we extend the offering beyond [Extension Date 1], we will promptly return your funds with interest unless you confirm your subscription.

Steps We May Take if We Do Not Sell the Minimum Number of Shares.

We will not complete the subscription and syndicated offerings until at least the minimum number of shares of common stock have been sold. If at least 127,500,000 shares have not been sold by [            ], 2007 and the Office of Thrift Supervision has not consented to an extension, all funds delivered to us to purchase shares of common stock in the subscription offering will be returned promptly to the subscribers with interest at People’s Bank’s passbook savings rate and all deposit account withdrawal authorizations will be canceled. If an extension beyond [__], 2007 is granted by the Office of Thrift Supervision, we will notify each person who subscribed for common stock in the subscription offering, indicating that each such person who subscribed for common stock may increase, decrease, or rescind their subscription within the resolicitation period.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel all deposit account withdrawal authorizations and will return by check all funds submitted in the subscription offering, plus interest at People’s Bank’s passbook savings rate calculated from the date of receipt of the stock order.

Delivery of Shares.

Subscribers who purchase shares of People’s United Financial common stock in the subscription offering will receive stock certificates representing those shares. Certificates will be mailed to the persons entitled to the certificates at the certificate registration address noted by them on the stock order form as soon as practicable following consummation of the offering and receipt of all regulatory approvals. Until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock which they ordered, even though the common stock will have commenced trading.

If you are currently a stockholder of People’s Bank, see “—Public Stockholders Will Receive Shares Through The Exchange of People’s Bank Common Stock.”

You May Not Sell or Transfer Your Subscription Rights.

Office of Thrift Supervision regulations prohibit you from transferring your subscription rights. Your subscription rights may only be exercised by you for your own account. Common stock may also be registered to you or in the name of a trust for which you are the sole beneficiary or sole income beneficiary. For this purpose, an individual retirement account that is held as a custodial account is deemed to be a trust. When completing your stock order form, you should not add the name(s) of persons who do not have subscription rights or who qualify in a lower subscription priority than you do. If you do so, you will lose your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify on the stock order form that you are purchasing shares solely for your own account and that you have no agreement or understanding to sell or transfer your subscription rights or the shares of common stock to be issued upon their exercise. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights. We will not honor orders that we believe involve the transfer of subscription rights. In addition, if you attempt to sell or otherwise transfer your subscription rights, you may be subject to criminal prosecution and/or other sanctions.

Stock Information Center.

If you have any questions regarding the offering or the conversion, please call our Stock Information Center, toll-free, at [            ], from 10:00 a.m. to 4:00 p.m., Eastern Time, Monday through Friday. The Stock Information Center is closed on weekends and bank holidays. Our banking and other offices will not have offering materials and cannot accept completed stock order forms or proxy cards.

To ensure that you receive a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to the offering deadline or hand-deliver any prospectus later than two days prior to the offering deadline. Stock order forms may only be distributed with or preceded by a prospectus.

By signing the stock order form, you are acknowledging your receipt of a prospectus and your understanding that the shares are not a deposit account and are not insured or guaranteed by People’s Mutual Holdings, People’s United Financial, People’s Bank, the Federal Deposit Insurance Corporation or any other federal or state governmental agency.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights are expected to expire at 11:00 a.m., Eastern Time, on [            ] 2007, whether or not we have been able to locate each person entitled to subscription rights.

The Syndicated Offering

We are also offering any shares of our common stock not subscribed for by our depositors in the subscription offering for sale to the general public in a syndicated offering through a syndicate of selected dealers. We may begin the syndicated offering at any time following the commencement of the subscription offering. Morgan Stanley & Co. Incorporated is acting as sole book-running manager and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is being conducted on a best efforts basis. The syndicated offering will terminate no later than 45 days after the expiration of the subscription offering, unless extended by us with approval of the Office of Thrift Supervision. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares in the syndicated offering. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis. For further information on the syndicated offering and any underwritten public offering, see “The Conversion and Offering—Syndicated Offering/Underwritten Public Offering.”

The People’s Community Foundation

To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, The People’s Community Foundation, as a non-stock Delaware corporation in connection with the conversion. We will fund the charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds. The shares of common stock contributed to the charitable foundation will be issued in addition to the shares being offered for sale in the offering and will not be included in determining whether the minimum number of shares of common stock has been sold in order to complete the offering. Our contribution to the charitable foundation would reduce net earnings by approximately $39.6 million, after tax, in 2007.

Currently, there are no plans to make further contributions to the charitable foundation in the future. The amount of common stock that we offer for sale in the offering would be greater if the offering were to be completed without the contribution to The People’s Community Foundation. The establishment and funding of the charitable foundation requires the affirmative vote of a majority of the votes eligible to be cast by People’s Bank’s depositors and the affirmative vote of a majority of the stockholders of People’s Bank, excluding People’s Mutual Holdings. If these approvals are not obtained, the foundation will not be established and the shares of People’s United Financial common stock we intend to issue to the foundation will remain unissued. The charitable foundation will be required to vote its shares in the same ratio as all other shares of the common stock on all proposals considered by People’s United Financial’s stockholders.

Issuing shares of common stock to the charitable foundation will:

•	dilute the ownership interests of holders of People’s United Financial common stock; and

•	result in an expense, and a reduction in earnings, during the year in which the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

For a further discussion of the financial impact of the charitable foundation, including its effect on those who purchase shares in the offering, see “Risk Factors—The Contribution To The People’s Community Foundation Will Hurt Our Profits For 2007 And Dilute Your Ownership Interest,” “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation” and “The People’s Community Foundation.”

RISK FACTORS

You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related To Our Business

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition. People’s Bank makes most of its earnings based on the difference between interest it earns compared to interest it pays. This difference is called the “interest spread.” People’s Bank earns interest on loans and to a much lesser extent on securities and short-term investments. These are called “interest-earning assets.” People’s Bank pays interest on some forms of deposits and on funds it borrows from other sources. These are called “interest-bearing liabilities.”

People’s Bank’s interest spread can change depending on when interest rates earned on interest-earning assets change, compared to when interest rates paid on interest-bearing liabilities change. Some rate changes occur while these assets or liabilities are still on People’s Bank’s books. Other rate changes occur when these assets or liabilities mature and are replaced by new interest-earning assets or interest-bearing liabilities at different rates. It may be difficult to replace interest-earning assets quickly, since customers may not want to borrow money when interest rates are high, or People’s Bank may not be able to make loans that meet its lending standards. People’s Bank’s interest spread may also change based on the mix of interest-earning assets and interest-bearing liabilities.

People’s Bank’s interest spread may be lower if the timing of interest rate changes is different for its interest-earning assets compared to its interest-bearing liabilities. For example, if interest rates go down, People’s Bank may earn less on its interest-earning assets while it is still locked in to paying higher rates on its interest-bearing liabilities. On the other hand, if interest rates go up, People’s Bank might have to pay more on its interest-bearing liabilities while it is still locked in to receiving lower rates on its interest-earning assets.

People’s Bank manages this risk using many different techniques. If it is not successful in managing this risk, People’s Bank will probably be less profitable.

Changes in Our Asset Quality Could Adversely Affect Our Results of Operations and Financial Condition. Asset quality measures the performance of a borrower in repaying a loan, with interest, on time. It is unlikely that our asset quality will stay as strong as it has been for the past several years, particularly if the economy deteriorates.

We May Not Be Able to Successfully Implement Our Plans for Growth. Since our conversion to the mutual holding company form of organization in 1988, we have experienced significant growth. We will be raising a significant amount of capital from the offering, which we plan to use to continue implementing our growth strategy, primarily by building our core banking business through internal growth and increased de novo branching and acquisitions. During 2005, People’s Bank opened seven new branches, three of which are traditional branches and four of which are located in Stop & Shop supermarkets. During the first nine months of 2006, People’s Bank opened three new Stop & Shop branches. People’s Bank also plans to expand into New York State by opening at least 15 new traditional branches in Westchester County over the next three years. Seven of these branches are expected to be open by the end of 2007. People’s Bank also plans to continue its branch expansion in Connecticut by opening new traditional and Stop & Shop branches. In addition, we will consider expansion opportunities such as the acquisition of branches and other financial institutions, although we do not have any current understandings, agreements or arrangements for expansion by the acquisition of any branches or other financial institutions. Significant changes in interest rates or the competition we face may make it difficult to attract the level of customer deposits needed to fund our internal growth at projected levels. In addition, People’s Bank may have difficulty finding suitable sites for de novo branches. Our expansion plans may result in People’s Bank opening branches in geographic markets in which it has no previous experience. Our ability to grow effectively in those markets will be dependent on our ability to identify and retain personnel familiar with the new markets. Any future acquisitions of branches or of other financial institutions would present many challenges associated with integrating merged institutions and expanding operations. Our profitability may suffer if we do not continue to experience the type of growth that we have in the past, if we do not adequately and profitably implement our plans for growth or if we incur additional expenditures beyond current projections to support our growth.

The Success of Our Stop & Shop Branches Depends on the Success of the Stop & Shop Brand. One element of our strategy is to focus on increasing deposits by providing a wide range of convenient services to our customers. An integral component of this strategy is People’s Bank’s supermarket banking initiative, pursuant to which, as of September 30, 2006, People’s Bank has established 73 full-service Stop & Shop branches that provide customers with the convenience of seven-day-a-week banking. At September 30, 2006, 47% of People’s Bank’s branches were located in Stop & Shop supermarkets. During 2005, the Stop & Shop branches originated 27% of People’s Bank’s home equity loans, 47% of retail checking and savings accounts, and 34% of commercial checking accounts. Approximately 40% of People’s Bank’s branch transactions originate in Stop & Shop branches.

People’s Bank currently has exclusive branching rights in Stop & Shop supermarkets in the state of Connecticut, in the form of a license agreement between The Stop & Shop Supermarket Company and People’s Bank, which provides for the leasing of space to People’s Bank within Stop & Shop supermarkets for branch use. Under the terms of the license agreement, People’s Bank generally is required to open a branch in each new Connecticut Stop & Shop supermarket (up to a maximum of 120 supermarkets) that has either (1) a total square footage of greater than 45,000 square feet or (2) if less than 45,000 square feet in size, the store has projected customers of at least 15,000 per week. People’s Bank has the exclusive right to branch in these supermarkets until 2012, provided that People’s Bank does not default on its obligations under the licensing agreement. People’s Bank has the option to extend the license agreement until 2022.

Stop & Shop is currently the leading grocery store in Connecticut, with nearly twice the market share of its closest competitor, according to Modern Grocer. The success of People’s Bank’s supermarket branches is dependent, in part, on the success of the Stop & Shop supermarkets in which they are located. A drop in Stop & Shop’s market share, a decrease in the number of Stop & Shop locations or customers, or a decline in the overall quality of Stop & Shop supermarkets could result in decreased business for the Stop & Shop branches, in the form of fewer loan originations, lower deposit generation and fewer overall branch transactions, and could influence market perception of People’s Bank’s Stop & Shop supermarket branches as convenient banking locations. Under the terms of the license agreement, People’s Bank has the obligation to open branches in new Stop & Shop locations through 2012, even if Stop & Shop’s market share declines or the value of the Stop & Shop brand is diminished.

In addition, People’s Bank may not be able to renew or renegotiate the license agreement with Stop & Shop beyond 2022. If renewal or renegotiation of the license agreement were unsuccessful, People’s Bank would be forced to find new locations for and relocate the Stop & Shop branches, or to close those branches and transfer the affected customer accounts to other People’s Bank branches, either of which would involve significant expense and the possible loss of customer relationships.

We Depend on Our Executive Officers and Key Personnel to Continue the Implementation of Our Long-Term Business Strategy and Could Be Harmed by the Loss of Their Services. We believe that our continued growth and future success will depend in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. Although People’s Bank has an employment agreement with its president and chief executive officer, the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop and execute our business strategy.

Our Business Is Affected by the International, National, Regional and Local Economy Generally, and the Geographic Concentration of Our Loan Portfolio and Lending Activities Makes Us Vulnerable to a Downturn in the Local Economy. Changes in international, national, regional and local economic conditions affect our business. If economic conditions change significantly or quickly, our business operations could suffer, and we could become weaker financially as a result.

At September 30, 2006, approximately 77% of People’s Bank’s loans by outstanding principal amount were to people and businesses located in the state of Connecticut, or involved property located here. All of People’s Bank’s branches are currently in Connecticut. How well we perform depends very much on the health of the Connecticut economy, and we expect that to remain true for the foreseeable future.

As of June 30, 2006, the median household income in Connecticut was $66,018, ranking second in the United States and well above the U.S. median household income of $51,546. Our state unemployment rate as of June 2006 was 4.1%, slightly lower than the national rate of 4.6%. A low unemployment rate usually means that businesses have a hard time finding qualified workers, and will have to pay them more if they can find them. Businesses that cannot find qualified workers or that have to pay higher wages might decide not to stay in Connecticut, or to send work outside the state. Someone deciding where to locate a new business or to expand an existing business might decide to go somewhere outside Connecticut.

If the general economic situation deteriorates, or there are negative trends in the stock market, the Connecticut economy could suffer more than the national economy. This would be especially likely in Fairfield County, where People’s Bank has many of its branches and where many of its customers reside, because of the large number of Fairfield County residents who are professionals in the financial services industry.

People’s Bank could experience losses in its real estate-related loan portfolios if the prices for housing and other kinds of real estate decreased significantly in Connecticut. Even though Connecticut (especially Fairfield County) has some of the highest housing prices in the country, property values can decrease. This has happened before (as recently as the early 1990s), and can happen again.

In Response to Competitive Pressures, Our Costs Could Increase if We Were Required to Increase Our Service and Convenience Levels or Our Margins Could Decrease if We Were Required to Increase Deposit Rates or Lower Interest Rates on Loans. People’s Bank faces significant competition for deposits and loans. In deciding where to deposit their money, many people look first at the interest rate they will earn. They also might think about whether the bank offers other kinds of services they might need and, if they have ever been a customer of the bank before, what their experience was like.

People also like convenience, so the number of offices and banking hours may be important. Some people also think that on-line services are important.

People’s Bank competes with other banks, credit unions, brokerage firms and money market funds for deposits. Some people may decide to buy bonds or similar kinds of investments issued by companies or by the U.S., state and local governments and agencies, instead of opening a deposit account.

In making decisions about loans, many people look first at the interest rate they will have to pay. They also think about any extra fees they might have to pay in order to get the loan. Some people also think about whether the bank offers other kinds of services they might need and, if they have ever been a customer of the bank before, what their experience was like. Many business loans are more complicated because there may not be a standard kind of loan that meets all of the customer’s needs. Business borrowers look at many different factors that are not all financial in nature. Examples include the kind and amount of security the lender wants and other terms of the loan that do not involve the interest rate.

People’s Bank competes with other banks, credit unions, credit card issuers, finance companies, mortgage lenders and mortgage brokers for loans. Insurance companies also compete with People’s Bank for some kinds of commercial loans.

Many of People’s Bank’s competitors have branches in the same market area as it does. Some of them are much larger than it is. Connecticut, and especially Fairfield County, is an attractive banking market. Many locally-based banks have been acquired by large regional and national companies in the last several years. We expect this trend to continue. This means that there are not as many competitors in our market as there used to be, but the ones that are left are usually bigger and have more resources than the ones they acquired.

People’s Bank also has competition from outside its own market area. A bank that does not have any branches in Connecticut can still have customers here by providing banking services on-line. It costs money to set up and maintain a branch system. Banks that do not spend as much money as People’s Bank does on branches might be more profitable than it is, even if they pay higher interest on deposits and charge lower interest on loans.

Changes in Federal and State Regulation Could Adversely Affect Our Results of Operations and Financial Condition. The banking business is heavily regulated by the federal and state governments. Banking laws and rules are for the most part intended to protect depositors, not stockholders.

Banking laws and rules can change at any time. The government agencies responsible for supervising People’s Bank’s business can also change the way they interpret these laws and rules, even if the rules themselves do not change. We need to make sure that our business activities comply with any changes in these rules or the interpretation of the rules. We might be less profitable if we have to change the way we conduct business in order to comply. Our business might suffer in other ways as well.

Changes in state and federal tax laws can make our business less profitable. Changes in the accounting rules we are required to follow may also make us less profitable. Changes in the government’s economic and monetary policies may hurt our ability to compete for deposits and loans. Changes in these policies can also make it more expensive for us to do business.

The government agencies responsible for supervising our business can take drastic action if they think we are not conducting business safely or are too weak financially. They can force People’s Bank to hold additional capital, pay higher deposit insurance premiums, stop paying dividends, stop making certain kinds of loans or stop offering certain kinds of deposits. If the agencies took any of these steps or other similar steps, it would probably make our business less profitable.

The Office of Thrift Supervision letter dated July 3, 2006 approving, among other things, People’s Bank’s conversion from a Connecticut savings bank to a federal savings bank, granted People’s Bank (1) a phase-in period of three years from the date of its conversion to a federal savings bank, August 18, 2006, to comply with the Home Owners’ Loan Act’s commercial loan limits, with the ability to seek an additional one-year extension if necessary; and (2) an exception from the Qualified Thrift Lender test for a period of four years from the date of conversion. The manner in which the Office of Thrift Supervision interprets or applies its phase-in period can also make it more expensive for us to do business, make our business less profitable and limit our strategic flexibility.

If People’s Bank Is Not Permitted to Pay Dividends to Us, We May Not Be Able to Fully Fund Our Operations, Pay Dividends or Make Acquisitions. People’s United Financial will fund its operations and pay dividends to its stockholders through the net offering proceeds it retains, cash and cash equivalents held by People’s United Financial, dividends paid by People’s Bank to People’s United Financial, and borrowings. Dividends may be paid by People’s Bank only out of current or retained net profits, and prior Office of Thrift Supervision approval is required if dividends for the current year would exceed net income for the current year plus retained net income for the preceding two years. People’s Bank will also be prohibited from paying cash dividends to People’s United Financial to the extent that any such payment would reduce People’s Bank’s capital below required capital levels, would impair the liquidation account to be established for the benefit of the People’s Bank’s eligible account holders and supplemental eligible account holders at the time of the conversion and offering, or if the Office of Thrift Supervision notified People’s Bank that it was in need of more than normal supervision. Payment of dividends by People’s Bank also may be restricted at any time at the discretion of the Office of Thrift Supervision if it deems the payment to constitute an unsafe and unsound banking practice. If People’s Bank is not permitted to pay dividends to us, we may not be able to fully fund our operations, pay dividends to our stockholders or make acquisitions.

If People’s Bank’s Allowance for Loan Losses Is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease. People’s Bank is exposed to the risk that customers will not be able to repay their loans. This risk is inherent in the lending business. There is also the risk that the customer’s collateral will not be sufficient to cover the balance of their loan, as underlying collateral values fluctuate with market changes. People’s Bank records an allowance for loan losses to cover probable losses inherent in the existing loan portfolio. The allowance for loan losses is established through provisions for loan losses charged to income. Losses on loans, including impaired loans, are charged to provision expense or to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance for loan losses when realized.

People’s Bank maintains the allowance for loan losses at a level that it believes is adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors. These factors include, but are not limited to: its historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate finance, commercial and People’s Capital and Leasing loans, and the results of ongoing reviews of those ratings by its independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and current economic conditions. While People’s Bank seeks to use the best available information to make these evaluations, and at September 30, 2006, management believed that the allowance for loan losses was adequate to cover probable losses inherent in the existing loan portfolio, it is possible that borrower defaults could exceed the current estimates for loan losses, which would reduce earnings. In addition, future increases to the allowance for loan losses may be necessary based on changes in economic conditions, results of regulatory examinations, further information obtained regarding known problem loans, increasing charge-offs of existing problem loans, or the identification of additional problem loans and other factors, which would also reduce earnings.

Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Profitability and Stockholders’ Equity. We anticipate that our employee stock ownership plan will purchase an amount of common stock equal to up to 6% of the sum of the common stock that is sold in the offering and that is issued to the charitable foundation. The cost of acquiring the employee stock ownership plan shares will be between $155.4 million at the minimum of the offering range and $209.4 million at the maximum of the offering range, or $240.5 million at the adjusted maximum of the offering range, assuming a purchase price of $20.00 per share. Under current accounting standards, we will record annual employee stock ownership plan expenses in an amount equal to the fair market value of shares committed to be released to employees for that year. If our common stock appreciates in value over time, compensation expense relating to the employee stock ownership plan will increase.

We intend to adopt a stock option plan that will provide for grants to key employees, officers, and directors of options to purchase an amount of common stock equal to up to 10% of the shares of common stock sold in the offering and issued to the charitable foundation. We also intend to adopt a recognition and retention plan that will provide for awards of common stock to key employees, officers, and directors in an amount of up to 4% of the shares of common stock sold in the offering and issued to the charitable foundation. We will fund these plans through either open market purchases, if permitted, or from the issuance of authorized but unissued shares. These plans will increase our future costs of compensating our key employees, officers and directors, thereby reducing our earnings. In addition, at the maximum of our offering range, stockholders will experience a 2.27% reduction or dilution in ownership interest in the event authorized but unissued shares are used to fund restricted stock awards and a 5.48% reduction or dilution in ownership interest in the event authorized but unissued shares are used to fund the stock options. Under current accounting standards, we will expense the grant-date fair value of stock options granted to key employees, officers and directors over the vesting period of such awards. Similarly, under current accounting standards, as the restricted stock shares are awarded under the recognition and retention plan, we will recognize compensation expense equal to the fair market value of such shares at grant over the vesting period. Recognizing an expense equal to the grant-date fair value of stock options or shares of restricted stock will increase our compensation costs over the vesting period of the options or shares of restricted stock.

Risks Related To The Offering

After the Offering, Our Return on Average Equity Will Be Low Compared to Other Companies. This Could Negatively Impact the Price of Our Common Stock. The net proceeds from the offering will substantially increase our equity capital. It may take a significant period of time to prudently invest this capital. Our ability to leverage our new capital and grow our balance sheet profitably will be significantly affected by industry competition for loans and deposits. The net proceeds will be invested initially in short-term investments, government securities or government-sponsored agency securities. These investments have lower average yields than a significant portion of our existing interest-earning assets. This excess capital will result in a significantly lower return on equity, which is the ratio of our earnings divided by our average stockholders’ equity, than we have experienced previously. For the nine months ended September 30, 2006 and the year ended December 31, 2005, our return on average equity was 8.6% and 11.1%, respectively. On a pro forma basis assuming that 172,500,000 shares had been sold at the beginning of the year, the maximum of the offering range, and the net proceeds had been invested at an average yield of 5.25%, our return on pro forma equity for the nine months ended September 30, 2006 and the year ended December 31, 2005 would have been approximately 5.0% and 5.7%, respectively. As a result of the offering, our return on equity will be lower than that of our peers. To the extent that the stock market values a company based in part on its return on equity, our low return on equity relative to our peers could negatively affect the trading price of our common stock.

We Have Broad Discretion in Allocating the Proceeds of the Offering. Our Failure to Effectively Utilize the Proceeds Could Significantly Reduce Our Profitability. People’s United Financial intends to contribute approximately 50% of the net proceeds of the offering to People’s Bank. People’s United Financial may use the remaining net proceeds to purchase investment securities, finance the acquisition of other financial institutions or other businesses that are related to banking or for other general corporate purposes, including repurchases of common stock and the payment of cash dividends. People’s United Financial expects to use a portion of the net proceeds to fund the purchase by People’s Bank’s employee stock ownership plan of shares of People’s United Financial common stock. We also intend to contribute 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash to The People’s Community Foundation. People’s Bank may use the net proceeds it receives to make acquisitions, fund new loans, purchase investment securities, establish or acquire new branches, acquire financial institutions or other businesses that are related to banking, pay dividends to People’s United Financial or for general corporate purposes. Although the net proceeds of the offering are expected to be invested initially in short-term investments, government securities or government-sponsored agency securities, People’s United Financial and People’s Bank will have significant flexibility in determining how much of the net proceeds to apply to different uses and the timing of such applications. The failure by us or People’s Bank to utilize these funds effectively could significantly reduce our profitability.

Stock Market Volatility May Affect the Price of Our Common Stock. Publicly traded stocks can experience substantial market price volatility that may be unrelated to the operating performance of the particular companies. The final number of shares of common stock sold in the offering will be based on an independent appraisal prepared by RP Financial. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of factors, all of which are subject to change. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and will be influenced not only by our results of operations and financial condition but also by many factors outside of our control, including prevailing interest rates, investor perceptions of us, our performance relative to our peers, research analysts ratings, and general industry and economic conditions. Consequently, if you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $20.00 per share purchase price.

The Certificate of Incorporation and Bylaws of People’s United Financial and Certain Laws and Regulations May Prevent or Make More Difficult Certain Transactions, Including a Sale or Merger of People’s United Financial. Provisions of the Certificate of Incorporation and Bylaws of People’s United Financial, federal regulations and various other factors may make it more difficult for companies or persons to acquire control of People’s United Financial. The factors that may discourage takeover attempts or make them more difficult include:

•	Office of Thrift Supervision regulations. Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision.

•

Certificate of Incorporation and statutory provisions. Provisions of the Certificate of Incorporation and Bylaws of People’s United Financial and of Delaware law may make it more difficult and expensive to pursue a takeover attempt that the Board of Directors opposes. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

•	limitations on voting rights of the beneficial owners of more than 10% of People’s United Financial common stock;

•	supermajority voting requirements for certain business combinations and changes to some provisions of the Certificate of Incorporation and Bylaws;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of stockholder proposals and nominations;

•	provisions restricting the calling of special meetings of stockholders;

•	the absence of cumulative voting by stockholders in the election of directors; and

•	limitations imposed by Delaware law on business transactions with certain significant stockholders.

•	Significant ownership by our directors, executive officers and stock benefit plans. Following the conversion and offering, the directors, executive officers and stock benefit plans of People’s United Financial are expected to own in the aggregate approximately 7.41% of People’s United Financial common stock to be outstanding based upon the midpoint of the offering range. This significant percentage ownership by directors, executive officers and stock benefit plans could make it more difficult to obtain the required vote for a takeover or merger that management opposes.

You May Not Revoke Your Decision to Purchase People’s United Financial Common Stock in the Subscription Offering After You Send Us Your Subscription. Funds submitted or automatic withdrawals authorized in connection with a purchase of shares of common stock in the subscription offering will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription offering are irrevocable, and subscribers will have no access to subscription funds unless the offering is terminated, or extended beyond [__], or the number of shares to be sold in the offering is increased to more than 198,375,000 shares or decreased to less than 127,500,000 shares.

Risks Related to the Formation of Our Charitable Foundation

Our Contribution to The People’s Community Foundation Will Hurt Our 2007 Profits and Dilute Your Ownership Interest. We intend to contribute 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the net offering proceeds to The People’s Community Foundation. This contribution of common stock and cash will be an additional operating expense and will reduce net income during the fiscal year in which The People’s Community Foundation is established, which is expected to be the year ending December 31, 2007. Based on the pro forma assumptions, the contribution to The People’s Community Foundation would reduce net earnings by approximately $39.6 million, after tax, in 2007. In addition, at the midpoint of the offering range, purchasers of shares in the offering and current People’s Bank stockholders will have their ownership interests diluted by 0.76% at the close of the offering, when we contribute the shares of our common stock to The People’s Community Foundation from authorized but unissued shares of common stock. For a further discussion regarding the effect of the contribution to the charitable foundation, see “Pro Forma Data” and “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation.”

Our Contribution to The People’s Community Foundation May Not Be Tax Deductible, Which Could Hurt Our Profits. We believe that our $60 million pre-tax contribution in cash and shares of our common stock to The People’s Community Foundation will be deductible for federal income tax purposes. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. If the contribution is not deductible, we would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, we may not have sufficient profits to be able to use the deduction fully.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

•	our business is affected by the international, national, regional and local economy generally, and the geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

•	in response to competitive pressures, our costs could increase if we were required to increase our service and convenience levels or our margins could decrease if we were required to increase deposit rates or lower interest rates on loans;

•	changes in our asset quality could adversely affect our results of operations and financial condition;

•	changes in federal and state regulation could adversely affect our results of operations and financial condition;

•	changes in interest rates could adversely affect our results of operations and financial condition;

•	we have broad discretion in allocating the net proceeds of the offering; our failure to effectively utilize the net proceeds could significantly reduce our profitability;

•	our stock benefit plans will increase our costs, which will reduce our profitability and stockholders’ equity;

•	after the offering, our return on average equity will be low compared to other companies; this could negatively impact the price of our common stock;

•	stock market volatility may affect the price of our common stock;

•	the contribution to The People’s Community Foundation will hurt our profits for 2007 and dilute your ownership interest;

•	our contribution to The People’s Community Foundation may not be tax deductible, which could hurt our profits;

•	applicable technological changes may be more difficult or expensive than we anticipate;

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate; and

•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary information presented below under “Selected Financial Condition Data,” “Selected Operating Data,” and “Selected Financial Ratios and Other Data” at each of the dates or for each of the periods presented, except for the information at or for the periods ended September 30, 2005 and 2006 (which has not been audited), is derived in part from the audited consolidated financial statements of People’s Bank. The following information is only a summary and you should read it in conjunction with People’s Bank’s audited consolidated financial statements and notes beginning on page F-1. All share, per share and dividend information reflects the three-for-two stock splits effected by People’s Bank on May 15, 2004 and May 15, 2005.

	At September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(in millions)
Selected Financial Condition Data:
Total assets	$10,612	$10,933	$10,718	$11,672	$12,261	$11,891
Loans	9,185	8,573	7,933	7,105	6,675	6,374
Securities, net	202	1,363	2,071	2,405	3,230	2,900
Allowance for loan losses	74	75	73	71	69	74
Deposits	8,979	9,083	8,862	8,714	8,426	7,983
Core deposits(1)	8,843	8,873	8,681	8,433	8,102	7,709
Borrowings	14	295	341	1,516	2,437	2,542
Subordinated notes	109	109	122	253	252	252
Stockholders’ equity	1,351	1,289	1,200	1,002	940	935
Non-performing assets	23	22	29	34	36	31

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Selected Operating Data:
Net interest income(2)	$286.3	$276.7	$370.0	$327.4	$284.3	$318.5	$319.5
Provision for loan losses	2.0	3.3	8.6	13.3	16.7	22.2	45.3
Fee based revenues	113.5	111.7	151.5	142.9	143.0	136.2	113.9
Net security losses	(27.2)	(0.1)	(0.1)	(4.7)	(0.6)	(3.3)	(18.5)
All other non-interest income(3)	15.8	9.5	21.9	13.5	23.9	16.3	38.2
Non-interest expense(4)	261.3	253.8	344.4	479.7	346.0	341.5	343.5
Income (loss) from continuing operations	83.0	91.6	125.9	(5.6)	62.7	67.7	38.9
Income (loss) from discontinued operations(5)	1.7	10.3	11.2	205.3	1.1	(12.3)	36.9
Net income	84.7	101.9	137.1	199.7	63.8	55.4	75.8
Adjusted net income(1)	100.8	91.6	122.6	81.1	62.7	67.7	25.9

(1)	See “Non-GAAP Financial Measures and Reconciliation to GAAP” for a reconciliation of deposits to core deposits, net income to adjusted net income.
(2)	Fully taxable equivalent basis.
(3)	Includes $8.1 million and $20 million in gains on asset sales in 2005 and 2001, respectively.
(4)	Includes liability restructuring costs totaling $2.7 million, $133.4 million, $1.2 million and $16.6 million in 2005, 2004, 2003 and 2001, respectively.
(5)	Includes an after tax gain on sale of $6.2 million for both the nine months ended September 30, 2005 and the year ended December 31, 2005 and $198.5 million in 2004 related to the sale of the credit card business.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Selected Financial Ratios And Other Data:

Performance Ratios:
Return on average assets(1)	1.04%	1.26%	1.27%	1.86%	0.54%	0.47%	0.68%
Return on average stockholders’ equity(1)	8.6	11.1	11.1	17.6	6.6	5.9	8.2
Net interest margin(1)	3.83	3.66	3.68	3.33	2.89	3.24	3.40
Net interest rate spread	3.71	3.57	3.59	3.25	2.84	3.28	2.84
Efficiency ratio	61.9	62.8	62.8	69.2	76.4	71.3	77.3
Average interest-earning assets to average interest-bearing liabilities	138.6	140.3	140.1	139.5	130.5	120.0	121.5

Per Common Share Data:
Basic earnings per share	$0.60	$0.73	$0.97	$1.43	$0.46	$0.40	$0.55
Diluted earnings per share	0.59	0.72	0.97	1.42	0.46	0.40	0.55
Cash dividends paid per share(2)	0.72	0.63	0.85	0.75	0.68	0.63	0.59
Book value (end of period)	9.51	8.95	9.10	8.52	7.18	6.77	6.76
Tangible book value (end of period)	8.77	8.20	8.35	7.74	6.37	5.95	5.92
Total dividend pay-out ratio(2)	52.5%	38.2%	38.3%	22.9%	63.7%	67.4%	49.4%

Capital Ratios:
Average stockholders’ equity to average assets	12.1	11.4	11.5	10.6	8.2	8.0	8.2
Stockholders’ equity to total assets	12.7	11.6	11.8	11.2	8.6	7.7	7.9
Tangible stockholders’ equity to total assets	11.7	10.7	10.8	10.2	7.6	6.7	6.9

Regulatory Capital Ratios(3):
Tier 1 ratio	14.7	14.9	14.8	14.6	9.9	9.1	8.8
Leverage ratio	11.8	11.0	11.2	10.5	8.0	7.4	7.7
Total risk-based capital	16.2	17.0	16.4	16.7	13.1	12.5	12.3

Asset Quality Ratios:
Non-performing loans to total loans	0.23	0.23	0.25	0.35	0.48	0.52	0.46
Non-performing assets to total assets	0.22	0.18	0.20	0.27	0.29	0.29	0.26
Non-performing assets to total loans, real estate owned and repossessed assets	0.25	0.24	0.26	0.36	0.48	0.53	0.48
Net loan charge-offs to average loans(1)	0.05	0.05	0.07	0.15	0.22	0.42	0.55
Allowance for loan losses to non-performing loans	354.9	379.6	352.5	264.6	208.4	198.2	253.3
Allowance for loan losses to total loans	0.81	0.87	0.87	0.91	0.99	1.04	1.16

Other Information:
Number of Branches	156	152	153	155	154	155	148
Employees(4)	2,617	2,679	2,655	2,689	2,791	2,948	2,907

(1)	Calculated based on net income for all periods. Nine month ratios are presented on an annualized basis.
(2)	Reflects the waiver of dividends on the substantial majority of the common shares owned by People’s Mutual Holdings.
(3)	Calculated in accordance with Office of Thrift Supervision regulations as of September 30, 2006 and Federal Deposit Insurance Corporation regulations for all prior period ends.
(4)	Full-time equivalents. Excluded from 2003, 2002 and 2001 are the employees of People’s Bank’s credit card division that was sold in March 2004.

NON-GAAP FINANCIAL MEASURES AND RECONCILIATION TO GAAP

In addition to evaluating People’s Bank’s results of operations in accordance with U.S. generally accepted accounting principles (“GAAP”), management routinely supplements this evaluation with an analysis of certain non-GAAP financial measures, such as adjusted net income, which excludes certain significant items that are routinely excluded by banking analysts in assessing financial performance in the banking industry.

The adjustments to net income for this financial measure are made to better indicate the ongoing operating results of People’s Bank over a period that involved People’s Bank reshaping itself through substantial restructuring activities, including the sale of a major business line. Management believes this non-GAAP financial measure provides information useful to investors in understanding People’s Bank underlying operational performance and trends, and facilitates comparisons with the performance of other banks and thrifts.

Income (loss) from discontinued operations, net of tax, reflects results related to People’s Bank’s credit card business, including the sale of the business in 2004.

Liability restructuring costs related to the sale of the credit card business reflect significant non-recurring charges taken to prepay $1.0 billion of long-term borrowings and to cancel derivative positions with notional values of $770 million, utilizing a portion of the proceeds from the sale of People’s Bank’s credit card business in the first quarter of 2004.

Gains on asset sales reflect non-recurring transactions occurring in 2001 and 2005 related to branch sales and the sale of People’s Bank’s investment in the NYCE ATM network.

Security losses from balance sheet restructuring activities reflect losses on sales of securities in conjunction with significant restructuring activities taking place in 2006. Specifically, in the second quarter of 2006, the decision was made to cease purchasing federal funds from a group of smaller New England community banks and sell securities to pay down these borrowings. This was a decision to exit a product line. Results for the third quarter of 2006 included the effect of the decision to effect a substantial balance sheet restructuring as disclosed in a Current report on Form 8-K filed on September 6, 2006. See page [__] for further information on these transactions.

In addition to adjusted net income, management also utilizes core deposits and purchased funds as non-GAAP financial measures to supplement its analysis of People’s Bank’s business performance. Core deposits is a measure of stable funding sources and is defined as total deposits, other than brokered certificates of deposit (acquired in the wholesale market), municipal deposits (which are seasonally variable by nature) and non-interest bearing deposits utilized for the operation of People’s Bank’s businesses. Purchased funds include borrowings, brokered certificates of deposit and municipal deposits.

Although management believes that the above-mentioned non-GAAP financial measures enhance investors’ understanding of People’s Bank’s operating performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

The following tables provide reconciliations between GAAP and non-GAAP financial measures:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Net Income	$84.7	$101.9	$137.1	$199.7	$63.8	$55.4	$75.8

Adjusted for:
Income (loss) from discontinued operations, net of tax	1.7	10.3	11.2	205.3	1.1	(12.3)	36.9

Other adjustments:
Security losses from balance sheet restructuring activities	27.4	—	—	—	—	—	—
Liability restructuring costs relating to the sale of the credit card business	—	—	—	133.4	—	—	—
Gain on assets sales	—	—	(8.1)	—	—	—	(20.0)
Goodwill impairment charge	—	—	2.0	—	—	—	—

Total other adjustments	27.4	—	(6.1)	133.4	—	—	(20.0)
Tax effect of other adjustments	9.6	—	(2.8)	46.7	—	—	(7.0)

Adjusted net income	$100.8	$91.6	$122.6	$81.1	$62.7	$67.7	$25.9

	At September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(in millions)
Deposits	$8,979	$9,083	$8,862	$8,714	$8,426	$7,983
Less:
Municipal deposits	47	129	106	125	77	160
Brokered certificates of deposit	—	—	—	70	120	10
Other non-interest bearing deposits	89	81	75	86	127	104

Core deposits	$8,843	$8,873	$8,681	$8,433	$8,102	$7,709

	At September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(in millions)
Borrowings	$14	$295	$341	$1,516	$2,437	$2,542
Plus:
Municipal deposits	47	129	106	125	77	160
Brokered certificates of deposit	—	—	—	70	120	10

Purchased funds	$61	$424	$447	$1,711	$2,634	$2,712

In addition to the above non-GAAP financial measures, management uses the efficiency ratio to monitor its operating efficiency compared to its peers. The efficiency ratio, which represents an approximate measure of the cost required by People’s Bank to generate a dollar of revenue, is the ratio of total non-interest expense (excluding goodwill impairment, amortization of acquisition-related intangibles, losses on real estate assets and nonrecurring expenses) to net interest income plus total non-interest income (adjusted for gains and losses on sales of assets, other than residential mortgage loans, and excluding other items that may recur from time to time but that are deemed to occur irregularly or infrequently). People’s Bank generally considers an expense to be nonrecurring if it is not similar to an expense of a type incurred within the last two years and is not similar to an expense of a type reasonably expected to be incurred within the following two years. Management considers the efficiency ratio to be more representative of People’s Bank’s ongoing operating efficiency, as the excluded items are generally related to external market conditions and non-routine transactions. Since there is no GAAP measure related to this measure, it is not included in the above table.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

The net offering proceeds will depend on the total number of shares of common stock sold in the offering, which in turn will depend on RP Financial’s independent appraisal, regulatory and market considerations, and the expenses incurred in connection with the offering. Although we will not be able to determine the actual net proceeds from the sale of the common stock until we complete the offering, we estimate the net proceeds to be between $2.474 billion and $3.338 billion, or $3.835 billion if the offering is increased by 15%.

We intend to distribute the net proceeds from the offering as follows:

	Number of Shares Sold
	Minimum 127,500,000 Shares	Midpoint 150,000,000 Shares	Maximum 172,500,000 Shares	Adjusted Maximum 198,375,000 Shares
	(in millions)
Gross offering proceeds	$2,550.0	$3,000.0	$3,450.0	$3,967.5
Less: offering expenses	76.0	94.0	112.0	132.7

Net offering proceeds	2,474.0	2,906.0	3,338.0	3,834.8
Less:
Proceeds contributed to People’s Bank	1,237.0	1,453.0	1,669.0	1,917.4
Loan to employee stock ownership plan	155.4	182.4	209.4	240.5
Proceeds contributed to charitable foundation	20.0	20.0	20.0	20.0

Proceeds retained by People’s United Financial	$1,061.6	$1,250.6	$1,439.6	$1,656.9

We intend to contribute 50% of the net proceeds from the offering to People’s Bank. We also intend to lend our employee stock ownership plan cash to enable the plan to purchase an amount of common stock equal to up to 6% of the sum of the shares sold in the offering and those issued to the charitable foundation. Our employee stock ownership plan, with prior Office of Thrift Supervision approval, expects to purchase these shares of common stock in the open market after the offering, although it may purchase common stock in the offering pursuant to the subscription right granted to our tax-qualified employee stock benefit plans. In addition, we expect to contribute $20.0 million in cash to The People’s Community Foundation. The balance of the net proceeds will be retained by People’s United Financial and used for general corporate purposes, which we expect to include:

•	financing acquisitions of other financial institutions or other businesses related to banking (although there is no specific agreement with any institution or business at this time);

•	investing in short-term investments, government securities or government-sponsored agency securities;

•	payment of cash dividends; and

•	repurchasing shares of our common stock.

The funds contributed to People’s Bank will be used for general business purposes, including:

•	financing acquisitions of other financial institutions or other businesses related to banking (although there is no specific agreement with any institution or business at this time);

•	originating and purchasing residential mortgage loans, commercial real estate loans, commercial loans, People’s Capital and Leasing loans and home equity lines of credit;

•	opening additional branch offices on a de novo basis; and

•	distributions of capital to People’s United Financial.

People’s Bank currently intends to open at least 15 traditional branches in Westchester County, New York over the next three years. These additional traditional branches will be evaluated and added consistent with the branch expansion strategy that People’s Bank has followed in the past. The expected average cost to construct and equip a new 3,000 square foot traditional storefront branch located within a shopping center is $1.0 million. The expected average cost to construct and equip a new 3,000 square foot free-standing branch is $1.7 million. Factors that would affect this investment include the locations of the properties, whether the properties are purchased or leased, local zoning ordinances, whether the properties are existing structures or new construction and, if existing structures, the state of repair of the structures.

In addition to expanding our core banking business through internal growth (funded by customer deposits and borrowed funds) and de novo branching, we will also consider expansion opportunities such as the acquisition of other financial institutions, businesses related to banking and branches. We do not, however, have any current understandings, agreements or arrangements for expansion by the acquisition of any branches or other financial institutions.

Due to the amount of net proceeds being raised in the offering, it may take a significant amount of time for us and People’s Bank to deploy the net proceeds to our best advantage. We anticipate that our retained portion of the net proceeds and the net proceeds that we contribute to People’s Bank from the offering proceeds will be invested in accordance with People’s Bank’s investment policy. It is expected that the investments will include short-term investments, government securities or government-sponsored agency securities.

The net proceeds may vary because total expenses relating to the conversion and offering may be more or less than our estimates. For example, our expenses will increase if we sell a smaller amount of common stock in the subscription offering and a larger amount in the syndicated offering than is set forth in our assumptions under “Pro Forma Data.” The net proceeds will also vary if the number of shares to be sold in the offering is adjusted to reflect a change in the estimated pro forma market value of People’s United Financial. Payments for shares made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment by People’s United Financial or People’s Bank but will result in a reduction of People’s Bank’s deposits and may result in a reduction of interest expense as funds are transferred from interest-bearing deposit accounts.

OUR POLICY REGARDING DIVIDENDS

People’s Bank has paid quarterly cash dividends in each quarter since the fourth quarter of 1993. On October 19, 2006, the Board of Directors of People’s Bank declared a quarterly cash dividend of $0.25 per common share outstanding, or $1.00 per share on an annualized basis, payable on November 15, 2006 to stockholders of record as of the close of business on November 1, 2006. The amount of dividends that People’s United Financial initially intends to pay to stockholders following the conversion is intended to approximate the per share dividend amount, adjusted to reflect the share exchange, that People’s Bank’s stockholders currently receive on their shares of People’s Bank common stock. During the three-year period following the completion of the conversion, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

The following table sets forth the dividend amounts that we expect to initially pay per share at the minimum, midpoint, maximum and adjusted maximum of the offering range.

	Quarterly dividends per share	Annual dividends per share	Annual dividend yield(1)
Dividends on People’s United Financial Common Stock:
Minimum of offering range	$0.16	0.64	3.20%
Midpoint of offering range	$0.14	0.56	2.80%
Maximum of offering range	$0.12	0.48	2.40%
15% above the maximum of offering range	$0.10	0.40	2.00%

(1)	Based upon a price of $20.00 per share.

The continued payment of dividends will be subject to the determination of the Board of Directors of People’s Bank and People’s United Financial, which will take into account, among other things, our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors, including economic conditions, regulatory restrictions and tax considerations. We cannot guarantee that we will pay dividends in the future or, if we pay dividends, the amount and frequency of these dividends.

The only funds available for the payment of dividends on People’s United Financial common stock will be cash and cash equivalents held by People’s United Financial, earnings from the investment of net proceeds from the sale of common stock retained by People’s United Financial, dividends paid by People’s Bank to People’s United Financial, and borrowings.

People’s Bank’s ability to pay dividends will be governed by the Home Owners’ Loan Act and the regulations of the Office of Thrift Supervision. Under that statute and those regulations, all dividends declared by a federal savings bank must be paid out of current or retained net profits. In addition, the prior approval of the Office of Thrift Supervision is required for the payment of a dividend if the total of all dividends declared by a federal savings bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any capital distributions (including dividends) paid during that time and any required transfers to surplus or a fund for the retirement of any preferred stock. People’s Bank will also be prohibited from paying cash dividends to People’s United Financial to the extent that any such payment would reduce People’s Bank’s capital below required capital levels or would impair the liquidation account to be established for the benefit of the People’s Bank’s eligible account holders and supplemental eligible account holders at the time of the conversion and offering. See “The Conversion and Offering—Effects of the Conversion—Effect on Liquidation Rights.” For more information regarding the capital distribution regulations of the Office of Thrift Supervision and restrictions on the ability of People’s Bank to lend funds or make other payments to People’s United Financial, see “Regulation of People’s Bank and People’s United Financial.”

MARKET FOR THE COMMON STOCK

People’s Bank common stock is currently listed on the Nasdaq Global Select Market under the trading symbol “PBCT.” Upon completion of the offering, the new shares of People’s United Financial common stock will replace existing shares and will be traded on the Nasdaq Global Select Market. For a period of 20 trading days following completion of the offering, our trading symbol will be “PBCTD.” Thereafter, our trading symbol will revert to “PBCT.” At September 30, 2006, People’s Bank had approximately 32 market makers, including Ryan Beck & Co., Inc. and Morgan Stanley & Co. Incorporated, which intend to remain market makers in our common stock following the offering.

At the close of business on September 29, 2006, there were 142,142,485 shares of People’s Bank common stock outstanding. The following table sets forth for the periods indicated the high and low sales prices per share of the common stock as reported by the Nasdaq Global Select Market and dividends paid per share. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Sales Price				Dividend Information
	High		Low		Amount Per Share	Date of Payment
2004
First Quarter	$20.91		$14.44		$0.18	February 15, 2004
Second Quarter	22.49		18.39		0.19	May 15, 2004
Third Quarter	24.67		20.00		0.19	August 15, 2004
Fourth Quarter	29.65		23.30		0.19	November 15, 2004

2005
First Quarter	$28.00		$23.99		$0.19	February 15, 2005
Second Quarter	30.48		26.27		0.22	May 15, 2005
Third Quarter	33.75		28.17		0.22	August 15, 2005
Fourth Quarter	33.57		28.85		0.22	November 15, 2005

2006
First Quarter	$33.83		$30.00		$0.22	February 15, 2006
Second Quarter	34.50		30.87		0.25	May 15, 2006
Third Quarter	41.15		31.89		0.25	August 15, 2006
Fourth Quarter	[___	]	[___	]	0.25	November 15, 2006

Figures in the table above have been adjusted to reflect the three-for-two stock splits effected by People’s Bank on each of May 15, 2004 and May 15, 2005.

On September 19, 2006, the business day immediately preceding the public announcement of the conversion, the closing price of People’s Bank common stock, as reported on the Nasdaq Global Select Market, was $37.39 per share. On [__] 2007, the closing price of People’s Bank common stock was $[            ] per share and there were approximately [            ] holders of record.

BANK REGULATORY CAPITAL COMPLIANCE

At September 30, 2006, People’s Bank exceeded all regulatory capital requirements. Set forth below is a summary of People’s Bank’s capital computed under accounting principles generally accepted in the United States of America, referred to as GAAP, and its compliance with regulatory capital standards at September 30, 2006, on a historical and pro forma basis under Office of Thrift Supervision regulations. The pro forma calculations reflect several assumptions. First, we have assumed that the indicated number of shares were sold as of September 30, 2006. Second, we have assumed that the assets of People’s Bank increased as a result of receiving 50% of the net proceeds from the offering and receiving a deposit from People’s United Financial for the portion of the net proceeds retained after funding the employee stock ownership plan and funding the cash portion of the charitable foundation. The change in risk weighted assets assumed People’s Bank invested the funds in 20% risk-weighted assets. Third, we have assumed that tangible, core and total risk-based capital of People’s Bank increased as a result of receiving 50% of the net proceeds from the offering, reduced by the contra-equity adjustment related to the employee stock ownership plan. See “Pro Forma Data.” For a discussion of the capital requirements applicable to People’s Bank, see “Regulation of People’s Bank and People’s United Financial—Federally Chartered Savings Bank Regulation—Capital Requirements.”

			Pro Forma at September 30, 2006 Based Upon the Sale at $20.00 Per Share
	Historical at September 30, 2006		127,500,000 Shares (Minimum of the Range)		150,000,000 Shares (Midpoint of the Range)		172,500,000 Shares (Maximum of the Range)		198,375,000 Shares (15% above Maximum of the Range)(1)
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
	(Dollars in millions)
Capital under generally accepted accounting principles (3)	$1,351.4	12.73%	$2,432.9	18.83%	$2,621.9	19.67%	$2,810.9	20.47%	$3,028.2	21.33%

Tangible capital	$1,248.5	11.80%	$2,330.1	18.09%	$2,519.1	18.97%	$2,708.1	19.79%	$2,925.4	20.67%
Requirement	158.7	1.50%	193.2	1.50%	199.2	1.50%	205.3	1.50%	212.3	1.50%

Excess	$1,089.8	10.30%	$2,136.9	16.59%	$2,319.9	17.47%	$2,502.8	18.29%	$2,713.1	19.17%

Core capital (4)	$1,248.5	11.80%	$2,330.1	18.09%	$2,519.1	18.97%	$2,708.1	19.79%	$2,925.4	20.67%
Requirement	423.1	4.00%	515.1	4.00%	531.3	4.00%	547.5	4.00%	566.1	4.00%

Excess	$825.4	7.80%	$1,815.0	14.09%	$1,987.8	14.97%	$2,160.6	15.79%	$2,359.3	16.67%

Total risk-based capital	$1,374.7	16.19%	$2,456.3	27.45%	$2,645.3	29.29%	$2,834.3	31.11%	$3,051.6	33.15%
Requirement	679.2	8.00%	716.0	8.00%	722.4	8.00%	728.9	8.00%	736.4	8.00%

Excess	$695.5	8.19%	$1,740.3	19.45%	$1,922.9	21.29%	$2,105.4	23.11%	$2,315.2	25.15%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.
(2)	Core capital levels are shown as a percentage of “total assets,” and risk-based capital levels are calculated on the basis of a percentage of “risk-weighted assets,” each as defined in the Office of Thrift Supervision regulations.
(3)	At September 30, 2006, the $102.9 million decrease in the amount of tangible capital from the amount of capital under generally accepted accounting principles, referred to as GAAP, is due to the deduction of $105.5 million of goodwill from GAAP capital and to the inclusion in GAAP capital of an unrealized gain on People’s Bank’s available for sale securities. The increase of $126.2 million in the amount of total risk-based capital is due to the addition of $52.1 million of qualifying subordinated debt and the addition of the allowance for loan losses up to 1.25% of total risk weighted assets in the total risk-based capital calculation.
(4)	The current core capital requirement for savings banks is 3% of total adjusted assets for savings banks that receive the highest supervisory ratings for safety and soundness and that are not experiencing or anticipating significant growth. The current core capital ratio applicable to all other savings banks is 4%.

The following table provides a reconciliation of capital under generally accepted accounting principles to regulatory capital under Office of Thrift Supervision regulations at September 30, 2006.

At September 30, 2006
(in millions)
Capital under generally accepted accounting principles	$1,351.4

Adjustments for regulatory capital:
Goodwill and certain other intangible assets	(105.5)
Accumulated losses on cash flow hedges, net of tax	2.6

Total tangible and core capital	$1,248.5

Qualifying subordinated debt	52.1
Allowance for loan losses	74.0
Other	0.1

Total risk-based capital	$1,374.7

CAPITALIZATION

The following table presents the historical deposits and consolidated capitalization of People’s Bank at September 30, 2006, and the pro forma consolidated capitalization of People’s United Financial after giving effect to the conversion and offering, based upon the sale of the number of shares shown below at $20.00 per share and the other assumptions set forth under “Pro Forma Data.” A change in the number of shares sold in the offering may materially affect the capitalization.

		Pro Forma Capitalization at September 30, 2006
	Historical	127,500,000 Shares (Minimum of Range)	150,000,000 Shares (Midpoint of Range)	172,500,000 Shares (Maximum of Range)	198,375,000 Shares (15% Above Maximum of Range)(1)
	(Dollars in millions)
Deposits (2)	$8,978.6	$8,978.6	$8,978.6	$8,978.6	$8,978.6
Borrowed funds	13.6	13.6	13.6	13.6	13.6
Subordinated notes	108.8	108.8	108.8	108.8	108.8

Total deposits and borrowings	$9,101.0	$9,101.0	$9,101.0	$9,101.0	$9,101.0

Stockholders’ equity:
Common stock, par value $0.01 per share, 3.2 billion shares authorized; to be issued as reflected (3)	$142.1	$2.2	$2.6	$3.0	$3.5
Additional paid-in capital	177.8	2,831.7	3,263.3	3,694.9	4,191.2
Retained earnings(4)	1,038.6	1,038.6	1,038.6	1,038.6	1,038.6
Accumulated other comprehensive (loss) (5)	(7.1)	(7.1)	(7.1)	(7.1)	(7.1)
Add: MHC capital contribution (6)	—	8.5	8.5	8.5	8.5
Less:
Expense of cash contribution to charitable foundation	—	(20.0)	(20.0)	(20.0)	(20.0)
Expense of stock contribution to charitable foundation	—	(40.0)	(40.0)	(40.0)	(40.0)
Add: Tax benefit of contribution to charitable foundation (7)	—	20.4	20.4	20.4	20.4
Less:
Common stock acquired by employee stock ownership plan (8)	—	(155.4)	(182.4)	(209.4)	(240.5)
Common stock acquired by recognition and retention plan (9)	—	(103.6)	(121.6)	(139.6)	(160.3)

Total stockholders’ equity	$1,351.4	$3,575.3	$3,962.3	$4,349.3	$4,794.3

Stockholders’ equity as a percentage of total assets	12.73%	27.85%	29.97%	31.96%	34.11%
Tangible stockholders’ equity as a percentage of tangible assets	11.86%	27.26%	29.40%	31.43%	33.61%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.
(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals from deposit accounts would reduce pro forma deposits by the amount of such withdrawals.
(3)	Reflects the total shares to be outstanding after the conversion and offering: 222,980,544 shares at the minimum of the estimated valuation range, 261,977,110 shares at the midpoint, 300,973,677 shares at the maximum and 345,819,729 shares at the adjusted maximum. After the conversion and offering, we will have 800 million authorized shares of preferred stock, par value $0.01 per share, all of which will be unissued.

(4)	The retained earnings of People’s Bank will be substantially restricted after the offering.
(5)	Represents the net unrealized gains and losses on securities classified as available-for-sale and derivatives, net of related taxes.
(6)	Reflects contribution of People’s Mutual Holdings capital as a result of the conversion of People’s Mutual Holdings into a federal stock savings bank and merger into People’s Bank as part of the conversion.
(7)	Represents the tax effect of the contribution to the charitable foundation based on an effective 34% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable foundations equal to 10% of our annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.
(8)	Assumes that an amount equal to 6% of the sum of the shares sold in the offering and those issued to the charitable foundation will be purchased by the employee stock ownership plan at $20.00 per share and the funds used to acquire the employee stock ownership plan shares will be borrowed from People’s United Financial. People’s Bank intends to contribute funds to the employee stock ownership plan to enable the plan to repay the loan from People’s United Financial. The common stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders’ equity.
(9)	Assumes that, subsequent to the offering, an amount equal to 4% of the offering and issued to the charitable foundation is purchased by a recognition and retention plan at $20.00 per share through open market purchases or in privately negotiated transactions. We intend to purchase the common stock for the recognition and retention plan with funds from general operating cash flows. The common stock purchased by the recognition and retention plan is reflected as a reduction of stockholders’ equity.

PRO FORMA DATA

We cannot determine the actual net proceeds from the sale of the common stock until the offering is completed. However, we estimate that net proceeds will be between $2.474 billion and $3.338 billion, or $3.835 billion if the offering range is increased by 15%. The following tables set forth People’s Bank’s historical net income and stockholders’ equity prior to the offering and pro forma net income and stockholders’ equity giving effect to the offering. In preparing these tables and in calculating net proceeds and pro forma data, we have made the following assumptions:

•	For purposes of calculating the expenses of the offering, we assumed that we will sell approximately 60.0 million shares of common stock in the subscription offering and between 67.5 million and 112.5 million shares in the syndicated offering, or 138.4 million shares at the adjusted maximum of the offering range. We estimated that expenses of the offering, including the fees and selling commissions of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members in the syndicated offering, would be approximately $76.0 million at the minimum and $112.0 million at the maximum of the offering range, or $132.7 million at the adjusted maximum of the offering range. These expenses include fixed expenses of $10.0 million exclusive of the fees and selling commissions of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members.

•	We assumed that we will loan an amount equal to the cost of purchasing an amount equal to 6% of the sum of the shares of common stock sold in the offering and those issued to the charitable foundation to our employee stock ownership plan to fund its purchase of our common stock in the open market (with prior Office of Thrift Supervision approval) upon the completion of the offering at an assumed purchase price of $20.00 per share. We assumed that People’s Bank would make annual contributions to the plan in an amount at least equal to the principal and interest requirement of the loan. We have assumed a 30-year amortization period for the loan, with an interest rate of 8.0%. The common stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders’ equity.

•	We assumed that a recognition and retention plan, expected to be adopted by us no sooner than six months following the offering, had been approved by stockholders of People’s United Financial and that the recognition and retention plan had acquired an amount equal to 4% of the shares of common stock sold in the offering and issued to the charitable foundation at the beginning of the periods presented through open market purchases or privately negotiated transactions at a price of $20.00 per share using funds contributed to the recognition and retention plan by People’s United Financial. We assumed that all the shares held by the plan were granted to plan participants at the beginning of the period, that the shares would vest at a rate of 20% per year and that compensation expense will be recognized on a straight-line basis over the five year vesting period.

•

We assumed that a stock option plan expected to be adopted by us no sooner than six months following the offering had been approved by the stockholders of People’s United Financial and that the exercise price of the stock options and the market price of the stock at the date of grant were $20.00 per share, and that the stock options had a term of ten years, vested over five years and that the stock option plan granted options to acquire an amount equal to 10% of the shares of common stock sold in the offering and issued to the charitable foundation. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.31 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model incorporated an estimated volatility rate of 11.3% for the common stock based on the trading activity of an index of publicly-traded thrifts, a dividend yield of 3.0%, an expected option life of ten years and a risk free interest rate of 4.64%.

•	Pro forma earnings have been calculated assuming the common stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 5.25% and 4.25% for the nine months ended September 30, 2006 and the year ended December 31, 2005, which approximates the federal funds rate on September 30, 2006 and December 31, 2005, respectively. The federal funds yield, rather than an arithmetic average of the average yield on interest-earning assets and the average rate paid on deposits, has been used to estimate income on net proceeds because we believe that this rate is a more accurate estimate of the rate that would be obtained on an investment of net proceeds from the offering. The pro forma after-tax yield on the net proceeds is assumed to be 3.47% and 2.81% for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.

•	We used an effective tax rate of 34% in calculating the pro forma net income.

•	We did not give effect to any withdrawals from deposit accounts to purchase shares in the offering.

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted in the pro forma net earnings per share to give effect to the purchase of shares by the employee stock ownership plan.

•	Pro forma stockholders’ equity amounts have been calculated as if the stock had been sold on September 30, 2006 and December 31, 2005, respectively, and no effect has been given to the assumed earnings effect of the transaction.

The following pro forma data relies on the assumptions outlined above, and does not represent the fair market value of the common stock, the current value of our assets or liabilities, or the amount of money that would be distributed to stockholders if People’s United Financial were liquidated. Book value does not give effect to the allowance for loan losses or the liquidation account in the event of liquidation. The pro forma data does not predict how much we will earn in the future. You should not use the following information to predict future results of operations.

	At or for the Nine Months Ended September 30, 2006
	Minimum 127,500,000 Shares Sold at $20.00 Per Share	Midpoint 150,000,000 Shares Sold at $20.00 Per Share	Maximum 172,500,000 Shares Sold at $20.00 Per Share	Adjusted Maximum 198,375,000 Shares Sold at $20.00 Per Share (1)
	(Dollars in millions, except per share amounts)
Gross proceeds of offering	$2,550.0	$3,000.0	$3,450.0	$3,967.5
Plus: Market value of shares issued to charitable foundation	40.0	40.0	40.0	40.0
Plus: Market value of shares issued in the exchange	1,869.6	2,199.5	2,529.5	2,908.9

Pro forma market capitalization	$4,459.6	$5,239.5	$6,019.5	$6,916.4

Gross proceeds of offering	$2,550.0	3,000.0	$3,450.0	$3,967.5
Less: Expenses	76.0	94.0	112.0	132.7

Estimated net proceeds	2,474.0	$2,906.0	3,338.0	$3,834.8
Less: Common stock purchased by employee stock ownership plan (2)	(155.4)	(182.4)	(209.4)	(240.5)
Less: Common stock purchased by recognition and retention plan (3)	(103.6)	(121.6)	(139.6)	(160.3)
Less: Cash contribution to charitable foundation	(20.0)	(20.0)	(20.0)	(20.0)
Plus: MHC capital contribution (4)	8.5	8.5	8.5	8.5

Estimated net proceeds, as adjusted	$2,203.5	$2,590.5	$2,977.5	$3,422.5

Net income:
Historical	$84.7	$84.7	$84.7	$84.7
Plus: Pro forma income on net proceeds	57.3	67.3	77.4	88.9
Less: Pro forma stock option plan adjustment (5)	(4.2)	(5.0)	(5.7)	(6.6)
Less: Pro forma employee stock ownership plan adjustment (2)	(2.6)	(3.0)	(3.5)	(4.0)
Less: Pro forma recognition and retention plan adjustment (3)	(10.3)	(12.0)	(13.8)	(15.9)

Pro forma net income	$124.9	$132.0	$139.1	$147.1

Per share net income:
Historical	$0.39	$0.33	$0.29	$0.25
Plus: Pro forma income on net proceeds, as adjusted (4)	0.27	0.27	0.27	0.27
Less: Pro forma stock option plan adjustment (5)	(0.02)	(0.02)	(0.02)	(0.02)
Less: Pro forma employee stock ownership plan adjustment (2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: Pro forma recognition and retention plan adjustment (3)	(0.05)	(0.05)	(0.05)	(0.05)

Pro forma net income per share (6)	$0.58	$0.52	$0.48	$0.44

Offering price as a multiple of pro forma net income per share	25.86x	28.85x	31.25x	34.09x
Number of shares outstanding for pro forma net income per share calculations (7)	215,404,794	253,085,110	290,765,427	334,097,791
Stockholders’ equity:
Historical	$1,351.4	$1,351.4	$1,351.4	$1,351.4
Estimated net proceeds	2,474.0	2,906.0	3,338.0	3,834.8
Plus: Market value of shares issued to charitable foundation	40.0	40.0	40.0	40.0
Plus: Tax benefit of contribution to charitable foundation (8)	20.4	20.4	20.4	20.4
Plus: MHC capital contribution (4)	8.5	8.5	8.5	8.5
Less: Common stock acquired by employee stock ownership plan (2)	(155.4)	(182.4)	(209.4)	(240.5)
Less: Common stock acquired by recognition and retention plan (3)	(103.6)	(121.6)	(139.6)	(160.3)
Less: Expense of contribution to charitable foundation	(60.0)	(60.0)	(60.0)	(60.0)

Pro forma stockholders’ equity	3,575.3	3,962.3	4,349.3	4,794.3
Intangible assets	(105.3)	(105.3)	(105.3)	(105.3)

Pro forma tangible stockholders’ equity	$3,470.0	$3,857.0	$4,244.0	$4,689.0

Stockholders’ equity per share (9):
Historical	$6.06	$5.16	$4.49	$3.90
Estimated net proceeds	11.09	11.09	11.09	11.09
Plus: Market value of shares issued to charitable foundation	0.18	0.15	0.13	0.12
Plus: Tax benefit of contribution to charitable foundation (8)	0.09	0.08	0.07	0.06
Plus: MHC capital contribution (4)	0.04	0.03	0.03	0.02
Less: Common stock acquired by employee stock ownership plan (2)	(0.70)	(0.70)	(0.70)	(0.70)
Less: Common stock acquired by recognition and retention plan (3)	(0.46)	(0.46)	(0.46)	(0.46)
Less: Expense of contribution to charitable foundation	(0.27)	(0.23)	(0.20)	(0.17)

Pro forma stockholders’ equity per share (9)	16.03	15.12	14.45	13.86
Intangible assets	(0.47)	(0.40)	(0.35)	(0.30)

Pro forma tangible stockholders’ equity per share (9)	$15.56	$14.72	$14.10	$13.56

Offering price as a percentage of stockholders’ equity per share	124.77%	132.28%	138.41%	144.30%
Offering price as a percentage of tangible equity per share	128.53%	135.87%	141.84%	147.49%
Shares used for pro forma stockholders’ equity per share (7)	222,980,544	261,977,110	300,973,677	345,819,729
(See footnotes on next page)

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.
(2)	It is assumed that an amount of common stock equal to 6.0% of the sum of the shares of common stock sold in the offering and those issued to the charitable foundation will be purchased by our employee stock ownership plan. For purposes of this table, it is assumed that the funds used to acquire such shares have been borrowed by the employee stock ownership plan from People’s United Financial. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Employee stock ownership plan expense is based upon generally accepted accounting principles as described in accounting Statement of Position 93-6. Generally accepted accounting principles require that as and when shares pledged as security for an employee stock ownership plan loan are committed to be released from the loan (i.e., as the loan is repaid), employee stock ownership plan expense is recorded based upon the fair value of the shares at the time. People’s Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. People’s Bank’s total annual payment of the employee stock ownership plan debt is based upon 30 equal annual installments of principal, with an assumed interest rate of 8.0%. The pro forma net income assumes: (i) that People’s Bank’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the nine months ended September 30, 2006, and was made at the end of the period; (ii) that 194,250 shares at the minimum of the offering range, 228,000 shares at the midpoint of the offering range, 261,750 shares at the maximum of the offering range and 300,563 shares at the adjusted maximum of the offering range were committed to be released during the nine months ended September 30, 2006 at an average fair value of $20.00 per share in accordance with Statement of Position 93-6; and (iii) that the employee stock ownership plan shares committed to be released were considered outstanding for the entire period for purposes of the net income per share calculations.
(3)	Gives effect to the recognition and retention plan expected to be adopted by People’s United Financial no sooner than six months following the offering and thereafter presented for approval at a meeting of stockholders. Assumes that the recognition and retention plan acquires an amount of common stock equal to 4% of the shares of common stock sold in the offering and issued to the charitable foundation, or 5,180,000 shares at the minimum of the offering range, 6,080,000 shares at the midpoint of the offering range, 6,980,000 shares at the maximum of the offering range and 8,015,000 shares at the adjusted maximum of the offering range through open market purchases or privately negotiated transactions. We intend to purchase the common stock for the recognition and retention plan with funds from general operating cash flows. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the recognition and retention plan at the beginning of the period presented in open market purchases at a purchase price of $20.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but previously unissued shares of common stock for the recognition and retention plan would dilute stockholders’ ownership and voting interests by approximately 2.27% at the maximum of the offering range.
(4)	Reflects contribution of People’s Mutual Holdings’ capital as a result of the conversion of People’s Mutual Holdings into a federal stock savings bank and its merger into People’s Bank as part of the conversion.
(5)	Gives effect to the stock option plan expected to be adopted by People’s United Financial no sooner than six months following the offering and thereafter presented for approval at a meeting of stockholders. Assumes that options to acquire an amount of common stock equal to 10% of the common stock sold in the offering and issued to the charitable foundation will be granted. In calculating the pro forma effect of the stock option expense, it is assumed that the exercise price of the stock options and trading price of the common stock at the date of grant were $20.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.31 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five year vesting period of the options and that option expense was tax effected with an assumed effective tax rate of 34%. Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $20.00 per share price. If a portion of the shares to satisfy the exercise of options under stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 5.48% at the maximum of the offering range on the ownership interests of persons who purchase common stock in the offering.
(6)	Per share figures include publicly held shares of People’s Bank common stock that will be exchanged for share of People’s United Financial. See “The Conversion and Offering—The Share Exchange of People’s Bank Common Stock for People’s United Common Stock.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering, the number of shares expected to be issued in exchange for publicly held shares and the number of shares expected to be contributed to the charitable foundation and, in accordance with Statement of Position 93-6, subtracting the employee stock ownership plan shares which have not been committed for release during the respective periods. See footnote 2. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(7)	The number of shares used to calculate the pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering, less the number of shares purchased by the employee stock ownership plan not committed to be released during the respective periods. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering.
(8)	Represents the tax effect of the contribution to the charitable foundation based on an effective 34% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable foundations equal to 10% of our annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.
(9)	Per share figures include shares of People’s Bank common stock that will be issued in the share exchange that is part of the conversion and offering. The additional shares reflect an exchange ratio of 1.5546, 1.8290, 2.1033 and 2.4188 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares of common stock actually sold and the corresponding number of shares issued in the share exchange may be more or less than the assumed amounts.

	At or for the Year Ended December 31, 2005
	Minimum 127,500,000 Shares Sold at $20.00 Per Share	Midpoint 150,000,000 Shares Sold at $20.00 Per Share	Maximum 172,500,000 Shares Sold at $20.00 Per Share	Adjusted Maximum 198,375,000 Shares Sold at $20.00 Per Share(1)
	(Dollars in millions, except per share amounts)
Gross proceeds of offering	$2,550.0	$3,000.0	$3,450.0	$3,967.5
Plus: Market value of shares issued to charitable foundation	40.0	40.0	40.0	40.0
Plus: Market value of shares issued in the exchange	1,869.6	2,199.5	2,529.5	2,908.9

Pro forma market capitalization	$4,459.6	$5,239.5	$6,019.5	$6,916.4

Gross proceeds of offering	$2,550.0	$3,000.0	$3,450.0	$3,967.5
Less: Expenses	76.0	94.0	112.0	132.7

Estimated net proceeds	2,474.0	2,906.0	3,338.0	3,834.8
Less: Common stock purchased by employee stock ownership plan (2)	(155.4)	(182.4)	(209.4)	(240.5)
Less: Common stock purchased by recognition and retention plan (3)	(103.6)	(121.6)	(139.6)	(160.3)
Less: Cash contribution to charitable foundation	(20.0)	(20.0)	(20.0)	(20.0)
Plus: MHC capital contribution (4)	8.5	8.5	8.5	8.5

Estimated net proceeds, as adjusted	$2,203.5	$2,590.5	$2,977.5	$3,422.5

Net income:
Historical	$137.1	$137.1	$137.1	$137.1
Plus: Pro forma income on net proceeds	61.8	72.7	83.5	96.0
Less: Pro forma stock option plan adjustment (5)	(5.7)	(6.6)	(7.6)	(8.8)
Less: Pro forma employee stock ownership plan adjustment(2)	(3.4)	(4.0)	(4.6)	(5.3)
Less: Pro forma recognition and retention plan adjustment (3)	(13.7)	(16.1)	(18.4)	(21.2)

Pro forma net income	$176.1	$183.1	$190.0	$197.8

Per share net income:
Historical	$0.64	$0.54	0.47	0.41
Plus: Pro forma income on net proceeds, as adjusted (4)	0.29	0.29	0.29	0.29
Less: Pro forma stock option plan adjustment (5)	(0.03)	(0.03)	(0.03)	(0.03)
Less: Pro forma employee stock ownership plan adjustment (2)	(0.02)	(0.02)	(0.02)	(0.02)
Less: Pro forma recognition and retention plan adjustment (3)	(0.06)	(0.06)	(0.06)	(0.06)

Pro forma net income per share (6)	$0.82	$0.72	$0.65	$0.59

Offering price as a multiple of pro forma net income per share	24.39x	27.78x	30.77x	33.90x
Number of shares outstanding for pro forma net income per share calculations (7)	215,469,544	253,161,110	290,852,677	334,197,978
Stockholder’s equity:
Historical	$1,288.6	$1,288.6	$1,288.6	$1,288.6
Estimated net proceeds	2,474.0	2,906.0	3,338.0	3,834.8
Plus: Market value of shares issued to charitable foundation	40.0	40.0	40.0	40.0
Plus: Tax benefit of contribution to charitable foundation (8)	20.4	20.4	20.4	20.4
Plus: MHC capital contribution (4)	8.5	8.5	8.5	8.5
Less: Common stock acquired by employee stock ownership plan (2)	(155.4)	(182.4)	(209.4)	(240.5)
Less: Common stock acquired by recognition and retention plan (3)	(103.6)	(121.6)	(139.6)	(160.3)
Less: Expense of contribution to charitable foundation	(60.0)	(60.0)	(60.0)	(60.0)

Pro forma stockholders’ equity	3,512.5	3,899.5	4,286.5	4,731.5
Intangible assets	(106.1)	(106.1)	(106.1)	(106.1)

Pro forma tangible stockholders’ equity	$3,406.4	$3,793.4	$4,180.4	$4,625.4

Stockholders’ equity per share (9):
Historical	$5.78	$4.92	$4.28	$3.72
Estimated net proceeds	11.09	11.09	11.09	11.09
Plus: Market value of shares issued to charitable foundation	0.18	0.15	0.13	0.12
Plus: Tax benefit of contribution to charitable foundation (8)	0.09	0.08	0.07	0.06
Plus: MHC capital contribution (4)	0.04	0.03	0.03	0.02
Less: Common stock acquired by employee stock ownership plan (2)	(0.70)	(0.70)	(0.70)	(0.70)
Less: Common stock acquired by recognition and retention plan (3)	(0.46)	(0.46)	(0.46)	(0.46)
Less: Expense of contribution to charitable foundation	(0.27)	(0.23)	(0.20)	(0.17)

Pro forma stockholders’ equity per share (9)	15.75	14.88	14.24	13.68
Intangible assets	(0.48)	(0.40)	(0.35)	(0.31)

Pro forma tangible stockholder’s equity per share (9)	$15.27	$14.48	$13.89	$13.37

Offering price as a percentage of equity per share	126.98%	134.41%	140.45%	146.20%
Offering price as a percentage of tangible equity share	130.98%	138.12%	143.99%	149.59%
Shares used to pro forma stockholders’ equity per share (7)	222,980,544	261,977,110	300,973,677	345,819,729

(See footnotes on next page)

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.
(2)	It is assumed that an amount of common stock equal to 6.0% of the sum of the shares of common stock sold in the offering and those issued to the charitable foundation will be purchased by our employee stock ownership plan. For purposes of this table, it is assumed that the funds used to acquire such shares have been borrowed by the employee stock ownership plan from People’s United Financial. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Employee stock ownership plan expense is based upon generally accepted accounting principles as described in accounting Statement of Position 93-6. Generally accepted accounting principles require that as and when shares pledged as security for an employee stock ownership plan loan are committed to be released from the loan (i.e., as the loan is repaid), employee stock ownership plan expense is recorded based upon the fair value of the shares at the time. People’s Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. People’s Bank’s total annual payment of the employee stock ownership plan debt is based upon 30 equal annual installments of principal, with an assumed interest rate of 8.0%. The pro forma net income assumes: (i) that People’s Bank’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the nine months ended September 30, 2006, and was made at the end of the period; (ii) that 259,000 shares at the minimum of the offering range, 304,000 shares at the midpoint of the offering range, 349,000 shares at the maximum of the offering range and 400,750 shares at the adjusted maximum of the offering range were committed to be released during the nine months ended September 30, 2006 at an average fair value of $20.00 per share in accordance with Statement of Position 93-6; and (iii) that the employee stock ownership plan shares committed to be released were considered outstanding for the entire period for purposes of the net income per share calculations.
(3)	Gives effect to the recognition and retention plan expected to be adopted by People’s United Financial no sooner than six months following the offering and thereafter presented for approval at a meeting of stockholders. Assumes that the recognition and retention plan acquires an amount of common stock equal to 4% of the shares of common stock sold in the offering and issued to the charitable foundation, or 5,180,000 shares at the minimum of the offering range, 6,080,000 shares at the midpoint of the offering range, 6,980,000 shares at the maximum of the offering range and 8,015,000 shares at the adjusted maximum of the offering range through open market purchases or privately negotiated transactions. We intend to purchase the common stock for the recognition and retention plan with funds from general operating cash flows. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the recognition and retention plan at the beginning of the period presented in open market purchases at a purchase price of $20.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but previously unissued shares of common stock for the recognition and retention plan would dilute stockholders’ ownership and voting interests by approximately 2.27% at the maximum of the offering range.
(4)	Reflects contribution of People’s Mutual Holdings’ capital as a result of the conversion of People’s Mutual Holdings into a federal stock savings bank and its merger into People’s Bank as part of the conversion.
(5)	Gives effect to the stock option plan expected to be adopted by People’s United Financial no sooner than six months following the offering and thereafter presented for approval at a meeting of stockholders. Assumes that options to acquire an amount of common stock equal to 10% of the common stock sold in the offering and issued to the charitable foundation will be granted. In calculating the pro forma effect of the stock option expense, it is assumed that the exercise price of the stock options and trading price of the common stock at the date of grant were $20.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.31 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five year vesting period of the options and that option expense was tax effected with an assumed effective tax rate of 34%. Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $20.00 per share price. If a portion of the shares to satisfy the exercise of options under stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 5.48% at the maximum of the offering range on the ownership interests of persons who purchase common stock in the offering.
(6)	Per share figures include publicly held shares of People’s Bank common stock that will be exchanged for share of People’s United Financial. See “The Conversion and Offering—The Share Exchange of People’s Bank Common Stock for People’s United Common Stock.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering, the number of shares expected to be issued in exchange for publicly held shares and the number of shares expected to be contributed to the charitable foundation and, in accordance with Statement of Position 93-6, subtracting the employee stock ownership plan shares which have not been committed for release during the respective periods. See footnote 2. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(7)	The number of shares used to calculate the pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering, less the number of shares purchased by the employee stock ownership plan not committed to be released during the respective periods. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering.
(8)	Represents the tax effect of the contribution to the charitable foundation based on an effective 34% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable foundations equal to 10% of our annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.
(9)	Per share figures include shares of People’s Bank common stock that will be issued in the share exchange that is part of the conversion and offering. The additional shares reflect an exchange ratio of 1.5546, 1.8290, 2.1033 and 2.4188 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of shares of common stock actually sold and the corresponding number of shares issued in the share exchange may be more or less than the assumed amounts.

COMPARISON OF VALUATION AND PRO FORMA INFORMATION

WITH AND WITHOUT THE CHARITABLE FOUNDATION

As set forth in the following table, if we did not make a contribution to The People’s Community Foundation as part of the offering, RP Financial estimates that our pro forma valuation would be greater, which would increase the amount of common stock offered for sale. Without the charitable foundation, the amount of common stock offered for sale at the midpoint of the offering would be $3.040 billion. If The People’s Community Foundation were not established, there is no assurance that the updated appraisal that RP Financial will prepare at the closing of the conversion would conclude that our pro forma market value would be the same as the estimate set forth in the table below. The updated appraisal will be based on the facts and circumstances existing at closing time, including, among other things, market and economic conditions. The offering amounts referred to in the table below relate to the value of the shares sold to the public.

	At the Minimum of the Offering Range			At the Midpoint of the Offering Range	At the Maximum of the Offering Range		At the Maximum, As Adjusted, of the Offering Range
	With Foundation	Without Foundation	With Foundation	Without Foundation	With Foundation	Without Foundation	With Foundation	Without Foundation
	(Dollars in millions, except per share amounts)
Estimated offering amount	$2,550.0	$2,584.0	$3,000.0	$3,040.0	$3,450.0	$3,496.0	$3,967.5	$4,020.4
Pro forma market capitalization	$4,459.6	$4,478.5	$5,239.5	$5,268.9	$6,019.5	$6,059.2	$6,916.4	$6,968.1
Total assets	$12,836.0	$12,828.9	$13,223.0	$13,221.0	$13,610.0	$13,613.2	$14,055.0	$14,064.2
Total liabilities	$9,260.7	$9,260.7	$9,260.7	$9,260.7	$9,260.7	$9,260.7	$9,260.7	$9,260.7
Pro forma stockholders’ equity	$3,575.3	$3,588.2	$3,962.3	$3,980.3	$4,349.3	$4,372.5	$4,794.3	$4,823.5
Pro forma net income (nine months ended September 30, 2006)	$124.9	$125.8	$132.0	$133.0	$139.1	$140.2	$147.1	$148.4
Pro forma stockholders’ equity per share	$16.03	$16.02	$15.12	$15.11	$14.45	$14.43	$13.86	$13.84
Pro forma tangible stockholders’ equity per share	$15.56	15.55	$14.72	$14.71	$14.10	$14.08	13.56	$13.54
Pro forma net income per share (nine months ended September 30, 2006)	$0.58	$0.58	$0.52	$0.52	$0.48	$0.48	$0.44	$0.44

Pro Forma Pricing Ratios
Offering price as a percentage of pro forma stockholders’ equity per share	124.77%	124.84%	132.28%	132.36%	138.41%	138.60%	144.30%	144.51%
Offering price as a percent of pro forma tangible stockholders’ equity per share	128.53%	128.62%	135.87%	135.96%	141.84%	142.05%	147.49%	147.71%
Offering price to pro forma net income per share	25.86x	25.86x	28.85x	28.85x	31.25x	31.25x	34.09x	34.09x

Pro Forma Financial Ratios
Return on assets (annualized)	1.30%	1.31%	1.33%	1.34%	1.37%	1.37%	1.40%	1.41%
Return on equity (annualized)	4.66%	4.67%	4.44%	4.46%	4.26%	4.28%	4.09%	4.10%
Equity/assets	27.85%	27.97%	29.97%	30.11%	31.96%	32.12%	34.11%	34.30%
Tangible equity ratio	27.26%	27.37%	29.40%	29.54%	31.43%	31.59%	33.61%	33.80%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects People’s Bank’s consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with People’s Bank’s consolidated financial statements and accompanying notes to the consolidated financial statements beginning on page F-1 of this prospectus, and the other statistical data provided elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year or any other interim period. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and operations of People’s Bank.

General

People’s Bank is a federally-chartered stock savings bank headquartered in Bridgeport, Connecticut with $10.6 billion in total assets as of September 30, 2006. People’s Bank was organized in 1842 as a mutual savings bank and converted to stock form in 1988. In August 2006, People’s Bank converted from a Connecticut-chartered stock savings bank to a federally-chartered stock savings bank.

People’s Bank offers a full range of financial services to individual, corporate and municipal customers. Traditional banking activities are conducted primarily within the state of Connecticut and include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties, and accepting consumer, commercial and municipal deposits. In addition to traditional banking activities, People’s Bank provides specialized services tailored to specific markets including: personal, institutional and employee benefit trust; cash management; and municipal banking and finance. Through its subsidiaries, People’s Bank offers: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc.; equipment financing through People’s Capital and Leasing Corp.; and other insurance services through R.C. Knox and Company, Inc.

This full range of financial services is delivered through a network of 75 traditional branches, 73 Stop & Shop supermarket branches, eight limited-service branches, 23 investment and brokerage offices (22 of which are located within branch offices), five wealth management and trust offices, nine People’s Capital and Leasing offices and seven commercial banking offices. People’s Bank’s distribution network also includes fully integrated online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network.

People’s Bank has expanded its residential mortgage and home equity lending activities in the contiguous markets of New York and Massachusetts. In addition, People’s Bank maintains a loan production office in Massachusetts and People’s Capital and Leasing offices in six states in addition to Connecticut to support commercial real estate lending and equipment financing initiatives, respectively, outside of Connecticut. Within the Commercial banking division, People’s Bank maintains a national credits group, which seeks to participate in commercial loans and commercial real estate finance loans to borrowers in various industries across the country.

People’s Bank’s results of operations are largely dependent upon revenues generated through net interest income and fee-based revenues and, to a much lesser extent, other forms of non-interest income such as gains on asset sales. Sources for these revenues are diversified across People’s Bank’s two primary business segments representing its core businesses, commercial banking and consumer financial services, and to a lesser extent, treasury. People’s Bank’s results of operations are also significantly affected by the provision for loan losses and the level of non-interest expense. In addition, People’s Bank’s results of operations may also be affected by general and local economic conditions, changes in market interest rates, government policies and actions of regulatory authorities.

Financial Overview

Comparison of Financial Condition at September 30, 2006 and December 31, 2005. Total assets at September 30, 2006 were $10.6 billion, a decrease of $320 million, or 3%, from December 31, 2005, primarily due to a $1.2 billion decline in total securities, partially offset by increases of $612 million in total loans, $148 million in short-term investments and $57 million in bank-owned life insurance. People’s Bank contributed $91.5 million in the third quarter of 2006 to the employee retirement plan (recorded in other assets) to more than fully fund its projected benefit obligation.

At September 30, 2006, liabilities totaled $9.3 billion, a $383 million decrease from December 31, 2005, reflecting a $281 million reduction in total borrowings and a $104 million decrease in total deposits.

Total loans increased $612 million, or 10% on an annualized basis, from December 31, 2005 to September 30, 2006. This increase reflects growth of $423 million, or 12% annualized, in consumer financial services and $189 million, or 7% annualized, in commercial banking. The increase in total loans from year-end 2005 was largely attributable to increases of $370 million in residential mortgage loans and $117 million in People’s Capital and Leasing loans. The increase in residential mortgage loans reflects, in part, the purchase of $170 million of adjustable-rate mortgages towards the end of the first quarter of 2006. The decrease in the securities portfolio reflects the sale of $810 million and $266 million of debt securities in the third and second quarters of 2006, respectively, as part of restructuring activities to better position People’s Bank’s balance sheet for the current interest rate environment. People’s Bank also funded an additional $50 million of bank-owned life insurance with proceeds from maturing securities in the first quarter of 2006.

Non-performing assets totaled $22.9 million at September 30, 2006, a $0.9 million increase from year-end 2005. The allowance for loan losses decreased $1.0 million to $74 million at September 30, 2006 compared to December 31, 2005, primarily reflecting reductions in the allowance for loan losses allocated to the consumer loan portfolios, partially offset by net additions allocated to the commercial banking loan portfolios. At September 30, 2006, the allowance for loan losses as a percentage of total loans was 0.81% and as a percent of non-performing loans was 355%, compared to 0.87% and 353%, respectively, at December 31, 2005.

People’s Bank’s total stockholders’ equity was $1.35 billion at September 30, 2006, a $63 million increase from December 31, 2005, reflecting net income of $84.7 million and a $16.3 million decrease in accumulated other comprehensive loss, partially offset by dividends paid of $44.5 million. As a percentage of total assets, stockholders’ equity was 12.7% at September 30, 2006, compared to 11.8% at December 31, 2005. People’s leverage capital ratio, and tier 1 and total risk-based capital ratios were 11.8%, 14.7% and 16.2%, respectively, at September 30, 2006, compared to 11.2%, 14.8% and 16.4%, respectively, at December 31, 2005. The capital ratios were calculated in accordance with Office of Thrift Supervision regulations as of September 30, 2006 and Federal Deposit Insurance Corporation regulations as of December 31, 2005.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004. Total assets at December 31, 2005 were $10.9 billion, an increase of $215 million, or 2%, from December 31, 2004, primarily due to increases of $640 million in total loans and $154 million in bank-owned life insurance, partially offset by a $708 million decline in total securities.

At December 31, 2005, liabilities totaled $9.6 billion, a $126 million increase from December 31, 2004, reflecting a $221 million increase in total deposits and an $89 million increase in stockholders’ equity, partially offset by a $46 million reduction in total borrowings.

The increase in total loans from year-end 2004 was largely attributable to increases of $340 million in commercial loans and $242 million in residential mortgage loans. The decrease in the securities portfolio reflects the substitution of higher-yielding loans for securities and the funding of a $150 million investment in bank-owned life insurance with proceeds from maturing securities.

Non-performing assets totaled $22.0 million at December 31, 2005, a $6.6 million decrease from year-end 2004. The allowance for loan losses increased $2.5 million to $75 million at December 31, 2005 compared to December 31, 2004, primarily reflecting increases in the allowance for loan losses allocated to commercial loans of $2.0 million and People’s Capital and Leasing loans of $2.5 million, partially offset by a $2.0 million reduction in the allowance for loan losses allocated to the consumer loan portfolio. At December 31, 2005, the allowance for loan losses as a percent of total loans was 0.87% and as a percent of non-performing loans was 353%, compared to 0.91% and 265%, respectively, at December 31, 2004.

People’s Bank’s total stockholders’ equity was $1.29 billion at December 31, 2005, an $89 million increase from December 31, 2004, reflecting net income of $137.1 million, partially offset by dividends paid of $52.4 million. As a percentage of total assets, stockholders’ equity was 11.8% at December 31, 2005, compared to 11.2% at December 31, 2004. People’s Bank’s tier 1 leverage capital ratio, and tier 1 and total risk-based capital ratios were 11.2%, 14.8% and 16.4%, respectively, at December 31, 2005, compared to 10.5%, 14.6% and 16.7%, respectively, at December 31, 2004. The capital ratios were calculated in accordance with Federal Deposit Insurance Corporation regulations.

Comparison of Results of Operations for the Nine Months Ended September 30, 2006 and 2005. People’s Bank reported net income of $84.7 million, or $0.59 per diluted share, for the nine months ended September 30, 2006, compared to $101.9 million, or $0.72 per diluted share, for the year-ago period. Income from continuing operations totaled $83.0 million, or $0.58 per diluted share, for the first nine months of 2006, compared to $91.6 million, or $0.65 per diluted share, for the year-ago period.

Results for the first nine months of 2006 included net security losses of $27.4 million on the sale of $810 million and $266 million of debt securities in the third and second quarters of 2006, respectively. These transactions were undertaken to better position People’s Bank’s balance sheet for the current interest rate environment. Results for the first nine months of 2005 included after-tax income of $6.2 million from the resolution of a significant contingency related to the sale of the credit card business (reported in income from discontinued operations).

Net interest income increased $9.9 million, or 4%, from the year-ago period and the net interest margin improved 17 basis points to 3.83%. The higher net interest margin reflects the asset sensitive position of the balance sheet, the substitution of securities with higher-yielding loans, and the use of a portion of the proceeds from security sales discussed above to pay down borrowings. Compared to the first nine months of 2005, average earning assets decreased 1%, as a $684 million, or 8%, increase in average loans was more than offset by an $827 million, or 45%, decline in average securities. In addition to funding loan growth with proceeds from maturing securities, People’s Bank invested $50 million in the first quarter of 2006 and $150 million in the second quarter of 2005 in bank-owned life insurance. Average core deposits increased $51 million, or 1%, compared to the first nine months of 2005, reflecting People’s Bank’s current decision to fund loan growth with proceeds from maturing securities.

Compared to the first nine months of 2005, total non-interest income, excluding net security losses, increased $8.1 million, or 7%; non-interest expense increased $7.5 million, or 3%; and the efficiency ratio improved to 61.9%, from 62.8%.

The provision for loan losses in the first nine months of 2006 was $2.0 million compared to $3.3 million in the year-ago period. The provision for loan losses in the 2006 period reflected net loan charge-offs of $3.0 million, partially offset by a $1.0 million decrease in the allowance for loan losses. The 2005 period reflected net loan charge-offs of $2.8 million and a $0.5 million increase in the allowance for loan losses. Net loan charge-offs increased $0.2 million, or 7%, for the first nine months of 2006, compared to the year-ago period. The allowance for loan losses as a percentage of total loans was 0.81% at September 30, 2006, compared to 0.87% at September 30, 2005. Net loan charge-offs as a percentage of average total loans equaled 0.05%, unchanged from the year-ago period.

Comparison of Results of Operations for 2005 and 2004. People’s Bank reported net income in 2005 of $137.1 million, or $0.97 per diluted share, compared to $199.7 million, or $1.42 per diluted share in 2004. Per share data has been restated to give retroactive effect to the three-for-two stock split completed in 2005. Included in the 2005 results were a gain on the sale of three branches, a gain from the resolution of a significant contingency related to the sale of People’s Bank’s credit card portfolio in 2004, an income tax benefit, a goodwill impairment charge and expenses incurred in connection with the repurchase of subordinated notes and the accelerated vesting of stock options. The 2004 results included the net gain on the sale of People’s Bank credit card business, liability restructuring charges, other nonrecurring expenses and an income tax benefit. People’s Bank’s return on average assets was 1.27% and return on average stockholders’ equity was 11.1% in 2005.

The net interest margin improved 35 basis points from 2004, reflecting a combination of People’s Bank’s asset-sensitive position and the ongoing shift of its asset mix from investment securities to higher-yielding loans. Other important factors that affected the financial results in 2005 were:

•	strong loan growth in People’s Bank’s commercial banking and home equity lending portfolios;

•	a 35% reduction in the provision for loan losses;

•	growth in fee-based revenues; and

•	continued expense control.

On March 5, 2004, People’s Bank completed the sale of its credit card business, which included $2.0 billion of credit card receivables, as well as the transfer of its related credit card operations and 420 employees, to The Royal Bank of Scotland Group. The net pre-tax gain on sale of $305.4 million is included in income from discontinued operations for 2004 in the consolidated statements of income.

People’s Bank utilized a portion of the proceeds from the sale of its credit card business to prepay slightly over $1.0 billion of long-term borrowings. In addition, derivative positions with notional values of $770 million, including positions on certain of these borrowings, were cancelled. Liability restructuring costs totaling $133.4 million are included in total non-interest expense for 2004 in the consolidated statements of income.

Critical Accounting Policies

In preparing the consolidated financial statements, People’s Bank is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including the classification of revenues and expenses to discontinued operations. Actual results could differ from People’s Bank’s current estimates, as a result of changing conditions and future events. Several estimates are particularly critical and are susceptible to significant near-term change, including the allowance for loan losses, the valuation of derivative financial instruments, and asset impairment judgments including other than temporary declines in the value of securities and the recoverability of goodwill and other intangible assets. People’s Bank’s significant accounting policies and critical estimates are summarized in Note 1 to the consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses is established through provisions for loan losses charged to income. Losses on loans, including impaired loans, are charged to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

Management maintains the allowance for loan losses at a level that is believed to be adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors. These factors include, but are not limited to: People’s Bank historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate finance, commercial and People’s Capital and Leasing loans, and the results of ongoing reviews of those ratings by People’s Bank’s independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and current economic conditions. While management seeks to use the best available information to make these evaluations, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions, results of regulatory examinations, further information obtained regarding known problem loans, the identification of additional problem loans and other factors.

The allowance for loan losses consists of amounts determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” In applying SFAS No. 5, management considers the factors listed in the preceding paragraph in order to estimate a loss allowance for (1) each homogeneous pool of smaller balance loans (residential mortgage and consumer loans) that are evaluated on a collective basis, and (2) commercial real estate finance and commercial loans that are not considered impaired under SFAS No. 114. A loan is considered impaired when, based on current information and events, it is probable that People’s Bank will be unable to collect all principal and interest due according to the contractual terms of the loan. People’s Bank applies SFAS No. 114 to loans that are individually evaluated for collectibility in accordance with its normal loan review procedures. Under SFAS No. 114, impaired loans are reported based on one of three measures: the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the collateral if the loan is collateral dependent. If the measure is less than an impaired loan’s recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

Valuation of Derivative Financial Instruments. People’s Bank uses derivatives for market risk management purposes (principally interest rate risk) and not for trading or speculation purposes.

All derivatives are recognized as either assets or liabilities and are measured at fair value. Favorable changes in fair values result in unrealized gains that are recognized as assets, while unfavorable changes result in unrealized losses that are recognized as liabilities. People’s Bank’s hedge accounting methods vary depending on whether the derivative instrument is classified as a fair value hedge or a cash flow hedge. Hedge accounting is permitted only if specific criteria are met, including a requirement that a highly effective relationship exist between the derivative instrument and the hedged item, both at inception of the hedge and on an ongoing basis. Results of effective hedges are recognized in current earnings for fair value hedges. Changes in the fair value of effective cash flow hedges are recognized in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Ineffective portions of hedge results are recognized in current earnings.

People’s Bank formally documents all relationships between the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities, or to specific firm commitments or forecasted transactions. People’s Bank also formally assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. If it is determined that a derivative is not highly effective or has ceased to be a highly effective hedge, People’s Bank would discontinue hedge accounting prospectively.

Interest rate-lock commitments extended to borrowers relate to the origination of residential mortgage loans. To mitigate the interest rate risk inherent in these commitments, People’s Bank enters into mandatory delivery and best efforts contracts to sell fixed-rate residential mortgage loans. Forward commitments to sell and interest rate-lock commitments on residential mortgage loans are considered derivatives and their respective estimated fair values are adjusted based on changes in interest rates and exclude the value of mortgage servicing rights.

Asset Impairment Judgments

Goodwill and Other Intangible Assets. SFAS No. 141, “Business Combinations,” requires, among other things, use of the purchase method to account for all business combinations and specifies criteria that acquired intangible assets must meet in order to be recognized and reported separately from goodwill. The assets and liabilities of an acquired company are recorded at fair value at the date of acquisition. Intangible assets are recognized in an amount equal to the excess of the acquisition cost over the fair value of the net assets acquired. “Other acquisition-related intangibles” are separately identified, where appropriate, for the estimated value of acquired customer relationships and are amortized on a straight-line basis over the estimated remaining average life of those relationships (ranging from 7 to 12 years from the respective acquisition dates). The remaining intangible asset is classified as goodwill.

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill be reviewed for impairment at least annually, with impairment losses charged to expense when they occur. Acquisition-related intangible assets other than goodwill are amortized to expense over their estimated useful lives and are periodically reviewed by management to assess recoverability. Impairment losses are recognized as a charge to expense if carrying amounts exceed fair values.

SFAS No. 142 requires that goodwill be tested for impairment at least annually using a two-step approach that involves the identification of “reporting units” and the estimation of fair values. Goodwill shall also be tested for impairment when events occur that would more likely than not reduce the implied fair value of goodwill below its carrying value. An impairment loss is recognized as a charge to expense for any excess of the goodwill carrying amount over implied fair value.

Securities. Marketable equity and debt securities (other than those reported as short-term investments) are classified as either trading account securities, held to maturity securities (applicable only to debt securities) or available for sale securities. Management determines the classification of a security at the time of its purchase.

Securities purchased for sale in the near term are classified as trading account securities and reported at fair value. Unrealized gains and losses are reported in non-interest income. Debt securities that People’s Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. All other securities are classified as available for sale and reported at fair value. Unrealized gains and losses on securities available for sale are reported on an after-tax basis in stockholders’ equity as accumulated other comprehensive income or loss. Premiums are amortized and discounts are accreted to interest income for debt securities, using the interest method over the remaining period to contractual maturity, adjusted for the effect of actual prepayments in the case of mortgage-backed securities, collateralized mortgage obligations and other asset-backed securities. Federal Home Loan Bank stock is a non-marketable equity security reported at cost.

Security transactions are generally recorded on the trade date. Realized gains and losses are determined using the specific identification method and reported in non-interest income.

Management conducts a periodic review and evaluation of the securities portfolio to determine if the decline in fair value of any security appears to be other than temporary. If the decline is deemed to be other than temporary, the security is written down to a new cost basis and the resulting loss is reported in non-interest income. The factors considered by management in its periodic review include, but are not limited to: the length of time and extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions; and People’s Bank’s intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value.

Economic Environment

People’s Bank’s results are subject to fluctuations based on economic conditions. Economic activity in the United States showed continued signs of expanding in 2005. Real gross domestic product increased at a rate of 3.5%, a level that represents the country’s long-term historical average growth rate, and the national unemployment rate was 4.9% as of December 31, 2005, down from 5.4% at the end of 2004. The national economy continued to grow despite widening federal budget and trade deficits, rising energy costs, the negative impact from the hurricanes in 2005 and geopolitical uncertainties. In response to continuing signs that the U.S. economy was expanding, the Federal Reserve Board increased the targeted federal funds rate eight times in 2005 by a total of 200 basis points, after five interest rate increases in the second half of 2004 totaling 125 basis points, bringing the rate to 4.25% as of December 31, 2005 from 1.00% at the end of 2003. The national economy continues to grow in 2006, albeit at a slower pace than in 2005. Real gross domestic product increased at a rate of 2.6% for the second quarter of 2006 and the unemployment rate at June 30, 2006 was 4.6%. The Federal Reserve raised interest rates an additional 100 basis points bringing the Federal Funds rate to 5.25% as of June 30, 2006.

People’s Bank’s primary market area, Connecticut, continues to enjoy the second highest median household income in the country. The state’s unemployment rate, which decreased to 4.1% as of June 30, 2006, compared to 4.6% at the end of 2005, was below the national rate of 4.6%. The Connecticut economy experienced moderate job growth in 2005, with total employment in 2005 increasing by 12,500 jobs, or approximately 0.8% since December 31, 2004. As of June 30, 2006, Connecticut’s total employment increased by 7,700 or 0.5%, over June 30, 2005.

Business Segment Results

People’s Bank’s operations are divided into two primary business segments that represent its core businesses, commercial banking and consumer financial services. In addition, the treasury area is responsible for People’s Bank’s securities portfolio, short-term investments and wholesale funding activities, such as borrowings and the funding center, which includes the impact of derivative financial instruments used for risk management purposes. The funding center refers to People’s Bank’s funds transfer pricing model, which is used in the calculation of the respective operating segment’s net interest income, and measures the value of funds used in and provided by an operating segment.

Business Segment Performance Summary – Net Income

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Commercial banking	$30.1	$35.3	$45.7	$45.1	$50.4
Consumer financial services	65.1	65.1	94.2	90.0	92.6
Treasury	(25.5)	(21.8)	(25.0)	(60.5)	(73.8)

Total reportable segments	69.7	78.6	114.9	74.6	69.2
Other	15.0	23.3	22.2	125.1	(5.4)

Total consolidated	$84.7	$101.9	$137.1	$199.7	$63.8

People’s Bank uses an internal profitability reporting system to generate information by operating segment, which is based on a series of management estimates and allocations regarding funds transfer pricing, the provision for loan losses, non-interest expense and income taxes. These estimates and allocations, some of which can be subjective in nature, are continually being reviewed and refined. Any changes in estimates and allocations that may affect the reported results of any business segment will not affect the consolidated financial position or results of operations of People’s Bank as a whole.

Funds transfer pricing is used in the calculation of the respective operating segment’s net interest income, and measures the value of funds used in and provided by an operating segment. The difference between the interest income on earning assets and the interest expense on funding liabilities and the corresponding funds transfer pricing charge for interest income or credit for interest expense results in net spread income. The provision for loan losses for the commercial banking and consumer financial services segments is generally based on a five-year rolling average net charge-off rate for the respective segment. The provision for loan losses for the national consumer loan portfolio is based on the actual loan loss provision for the year. People’s Bank allocates a majority of non-interest expenses to each operating segment using a full-absorption costing process. Direct and indirect costs are analyzed and pooled by process and assigned to the appropriate operating segment. Corporate overhead costs are assigned to the operating segments using a standard allocation process. Income tax expense is allocated to each operating segment using a constant rate, based on an estimate of the consolidated effective income tax rate for the year.

In the second quarter of 2006, the results of the funding center, previously included in “other,” were reclassified to treasury. The funding center refers to People’s Bank’s funds transfer pricing model, which is used in the calculation of the respective operating segment’s net interest income, and measures the value of funds used in and provided by an operating segment. In the first quarter of 2006, People’s Bank revised its funds transfer pricing methodology assumptions relating to those deposit products with indeterminate maturities, based on a comprehensive historical analysis of the implied maturities and repricing characteristics of those deposits. As a result, the duration for most of those deposits was lengthened, which in turn increased their value and corresponding funds transfer pricing credit. Segment information for all periods presented has been restated to reflect the changes resulting from the reclassification of the funding center to treasury and the revised funds transfer pricing methodology assumptions.

For a more detailed description of the estimates and allocations used to measure business segment performance, see Note 20 to the consolidated financial statements.

Commercial Banking. Commercial banking consists principally of commercial lending, commercial real estate finance lending and commercial deposit gathering activities. This segment also includes the equipment financing operations of People’s Capital and Leasing, as well as cash management, correspondent banking and municipal banking.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Net interest income	$96.6	$97.4	$129.7	$125.8	$120.3
Provision for loan losses	7.7	6.9	9.4	8.8	7.1
Non-interest income:
Fee-based revenues	12.1	17.3	21.7	18.4	21.3
Other non-interest income	3.3	1.3	2.0	1.4	1.1

Total non-interest income	15.4	18.6	23.7	19.8	22.4
Non-interest expense	57.9	54.9	73.7	67.4	60.1

Income before income tax expense	46.4	54.2	70.3	69.4	75.5
Income tax expense	16.3	18.9	24.6	24.3	25.1

Income from continuing operations	$30.1	$35.3	$45.7	$45.1	$50.4

Average earning assets	$3,864.3	$3,598.4	$3,620.9	$3,204.3	$2,908.0
Average liabilities	1,206.7	1,237.8	1,270.5	1,195.3	1,181.3
Period end assets	4,001.5	3,659.2	3,812.2	3,531.8	3,040.1

Commercial banking income from continuing operations declined $5.2 million, or 15%, for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, primarily reflecting lower fee-based revenues and an increase in non-interest expense, partially offset by an increase in other non-interest income. Net interest income decreased $0.8 million, or 1%, as a $266 million, or 7%, increase in average earning assets was essentially offset by narrower net spreads. The $5.2 million decrease in fee-based revenues reflects lower lending-related charges and fees, primarily lower commercial real estate finance loan prepayment penalties. The increase in other non-interest income primarily reflects a $1.8 million increase in rental income on leased equipment. The $3.0 million, or 5%, increase in non-interest expense reflects an increase in direct expenses due to the continued growth in this business.

The increase in average earning assets compared to the nine months ended September 30, 2005 reflects increases of $182 million, or 37%, in People’s Capital and Leasing loans, and $134 million, or 10%, in commercial loans, partially offset by a $48 million, or 3%, decrease in commercial real estate finance loans. Average commercial non-interest-bearing deposits totaled $942 million for the nine months ended September 30, 2006, a $34 million, or 3%, decrease compared to the year-ago period, reflecting the current interest rate environment.

Commercial banking income from continuing operations increased $0.6 million, or 1%, in 2005 compared to 2004, reflecting increases in net interest income and fee-based revenues, partially offset by increases in non-interest expense and the provision for loan losses. Net interest income increased $3.9 million, or 3%, reflecting a $417 million, or 13%, increase in average earning assets, partially offset by narrower net spreads. The $3.3 million increase in fee-based revenues reflects higher lending-related charges and fees, primarily higher commercial real estate loan prepayment penalties. The $6.3 million, or 9%, increase in non-interest expense reflects a $5.3 million increase in allocated expenses, due to the continued growth in this business during 2005 and a higher level of charges related to loan repayments.

The increase in average earning assets compared to 2004 reflects increases of $224 million, or 21%, in commercial loans, $164 million, or 46%, in People’s Capital and Leasing loans and $30 million, or 2%, in commercial real estate finance loans. Average commercial non-interest-bearing deposits grew $43 million, or 5%, on a year-over-year basis.

Commercial banking income from continuing operations declined $5.3 million, or 11%, in 2004 compared to 2003, as an increase in net interest income was more than offset by a reduction in fee-based revenues and increases in non-interest expense and the provision for loan losses. Net interest income increased $5.5 million, or 5% in 2004 compared to 2003 reflecting a $296 million, or 10%, increase in average earning assets, partially offset by narrower net spreads. The $7.3 million, or 12%, increase in non-interest expense reflects increases in compensation and benefits, and a $2.3 million increase in allocated expenses, largely related to portfolio growth in 2004. The $2.9 million decrease in fee-based revenues reflects lower lending-related charges and fees, including loan prepayment penalties.

Consumer Financial Services. Consumer financial services includes, as its principal business lines, consumer deposit gathering activities, residential mortgage, home equity and other consumer lending (excluding the national consumer loan portfolio, which is reported in “Other”). In addition to trust services, this segment also includes brokerage, financial advisory services, investment management services and life insurance provided by People’s Securities, and other insurance services provided through R.C. Knox.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Net interest income	$194.2	$200.5	$266.4	$268.0	$264.3
Provision for loan losses	2.3	2.7	3.5	3.3	2.3
Non-interest income:
Fee-based revenues	100.9	93.6	129.0	123.7	120.9
Net gains on sales of residential mortgage loans	1.5	3.1	4.0	3.7	14.8
Gain on sale of branches	—	—	8.1	—	—
Other non-interest income	2.9	1.6	2.4	2.1	2.6

Total non-interest income	105.3	98.3	143.5	129.5	138.3
Non-interest expense	196.5	194.0	259.4	252.1	258.1

Income before income tax expense	100.7	102.1	147.0	142.1	142.2
Income tax expense	35.6	37.0	52.8	52.1	49.6

Income from continuing operations	$65.1	$65.1	$94.2	$90.0	$92.6

Average earning assets	$5,024.4	$4,585.4	$4,634.9	$4,148.2	$3,821.0
Average liabilities	7,817.5	7,787.5	7,762.4	7,626.0	7,437.3
Period end assets	5,333.1	4,859.6	4,900.7	4,487.9	4,075.1

Consumer financial services income from continuing operations was unchanged for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, primarily reflecting a $6.3 million decrease in net interest income and a $2.5 million increase in non-interest expense, partially offset by a $7.3 million increase in fee-based revenues. The decrease in net interest income primarily reflects the reduction in net spread interest income for residential mortgage loans, and the decline in net interest spread from the shift in deposits, partially offset by the benefit of an increase in average loan balances. During the nine months ended September 30, 2006, average earning assets increased $439 million, or 10%, including increases of $322 million, or 10%, in average residential mortgage loans and $117 million, or 10%, in average home equity loans. People’s Bank purchased $170 million of adjustable-rate mortgages towards the end of the first quarter of 2006. Average consumer deposits totaled $7.8 billion, a 1% increase compared to the nine months ended September 30, 2005.

The increase in fee-based revenues compared to the nine months ended September 30, 2005 primarily reflects an increase in service charges on deposit accounts, reflecting changes in People’s Bank’s fee structure . The increase in non-interest income reflects a $0.7 million net gain from the sale of a corporate insurance account by R.C. Knox. The increase in non-interest expense reflects a $2.1 million increase in allocated expenses in 2006 and a $2.0 million goodwill impairment charge in the 2005 period.

Consumer financial services income from continuing operations increased $4.2 million, or 5%, in 2005 compared to 2004. Fee-based revenues increased $5.3 million compared to 2004, reflecting increases in service charges on deposit accounts and insurance revenue. Included in non-interest income in 2005 was an $8.1 million gain on the sale of three branches. The increase in non-interest expense reflects a $7.6 million increase in allocated expenses and a $2.0 million goodwill impairment charge in 2005 resulting from the decision to combine Olson Mobeck Investment Advisors, Inc., previously a separate operating subsidiary, with one of People’s Bank’s other businesses within the consumer financial services segment (see Note 1 to the consolidated financial statements).

In 2005, average earning assets increased $487 million, or 12%, including increases of $250 million, or 8%, in average residential mortgage loans and $228 million, or 25%, in average home equity loans. Average consumer deposits increased $90 million, or 1%, compared to 2004.

Income from continuing operations for this segment decreased $2.6 million, or 3%, in 2004 compared to 2003. The $3.7 million increase in net interest income reflects increases in residential mortgage loans and consumer loans. Fee-based revenues increased $2.8 million compared to 2003 reflecting an increase in insurance revenue, partially offset by slightly lower brokerage commissions. The $11.1 million decrease in net gains on sales of residential mortgage loans reflects a substantial decline in fixed-rate residential mortgage origination volume (down 69% compared to 2003) and the resulting reduced level of loan sales. The $6.0 million decrease in non-interest expense reflects reductions in compensation and commission expenses related to lower mortgage origination volume in 2004 and lower allocated expenses.

In 2004, average home equity loans increased $230 million, or 34%, average residential mortgage loans increased $101 million, or 3%, and average consumer deposits increased $152 million, or 2%, all compared to 2003.

Treasury. Treasury encompasses the securities portfolio, short-term investments and wholesale funding activities, such as borrowings and the funding center, which includes the impact of derivative financial instruments used for risk management purposes. The funding center refers to People’s Bank’s funds transfer pricing model, which is used in the calculation of the respective operating segment’s net interest income, and measures the value of funds used in and provided by an operating segment. Under this process, a money desk (the funding center) buys funds from liability-generating business lines (such as consumer deposits) and sells funds to asset-generating business lines (such as commercial lending). The price at which funds are bought and sold on any given day is set by People’s Bank’s treasury group and is based on the wholesale cost to People’s Bank of assets and liabilities with similar maturities. Liability-generating businesses sell newly originated liabilities to the money desk and recognize a funding credit, while asset-generating businesses buy funding for newly originated assets from the money desk and recognize a funding charge. Once funding for an asset is purchased from or a liability is sold to the money desk, the price that is set by the treasury group will remain with that asset or liability until it matures or reprices, which effectively transfers responsibility for managing interest rate risk to the treasury group.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Net interest income (loss)	$(21.1)	$(34.2)	$(43.0)	$(88.4)	$(110.2)
Non-interest income:
Fee-based revenues	0.4	—	0.5	—	—
Net security losses	(27.4)	—	—	(4.5)	(0.3)
Bank-owned life insurance	6.3	1.7	3.3	—	—
Other non-interest income	0.1	0.2	0.3	0.1	—

Total non-interest income	(20.6)	1.9	4.1	(4.4)	(0.3)
Non-interest expense	1.1	1.3	1.4	0.2	3.4

Loss before income tax benefit	(42.8)	(33.6)	(40.3)	(93.0)	(113.9)
Income tax benefit	(17.3)	(11.8)	(15.3)	(32.5)	(40.1)

Loss from continuing operations	$(25.5)	$(21.8)	$(25.0)	$(60.5)	$(73.8)

Average earning assets	$1,077.4	$1,866.3	$1,765.9	$2,403.8	$2,884.4
Average liabilities	277.1	301.4	282.5	480.8	1,919.7
Period end assets	546.1	1,749.6	1,553.2	2,086.8	2,452.7

Treasury’s loss from continuing operations for the nine months ended September 30, 2006 compared to the 2005 period reflects $27.4 million of net security losses, partially offset by a $13.1 million improvement in net interest income and the earnings from People’s Bank’s investment in bank-owned life insurance of $6.3 million ($9.5 million on a taxable-equivalent basis).

The improvement in net interest income reflects the funding center’s net spread loss declining by $22.3 million, partially offset by a $9.2 million decline in treasury’s net spread income. The reduction in treasury reflects an $827 million decline in average securities and an increase in the funds transfer pricing charge for funding the bank-owned life insurance investment (with no offsetting interest income as bank-owned life insurance earnings are recorded in non-interest income). The improvement in the funding center’s net spread loss reflects the rising interest rate environment and the asset sensitive position of People’s Bank’s balance sheet.

Average earning assets decreased $789 million, or 42%, reflecting an $827 million, or 45%, decline in average securities from the year-ago period given People’s Bank’s sale of its debt securities portfolio during 2006 as part of restructuring activities to better position People’s Bank’s balance sheet for the current interest rate environment. The debt securities portfolio totaled $145 million at September 30, 2006, compared to $1.3 billion at December 31, 2005 and $1.4 billion at September 30, 2005. During the nine months ended September 30, 2006, the debt securities portfolio decreased $1.2 billion, reflecting the sale of $1.1 billion of securities and the substitution of securities with higher-yielding loans.

Average securities comprised 10% of average earning assets during the nine months ended September 30, 2006, compared to 18% in the year-ago period.

The improvement in treasury’s loss from continuing operations in 2005 compared to 2004 reflects an increase in non-interest income (attributable to bank-owned life insurance income of $3.3 million in 2005 and $4.5 million of net security losses in 2004) and an improvement in net interest income of $45.4 million.

The improvement in net interest income reflects the funding center’s net spread loss declining by $49.7 million, partially offset by a $4.3 million decline in treasury’s net spread income. The reduction in treasury reflects a $510 million decline in average securities. The improvement in the funding center’s net spread loss reflects the rising interest rate environment and the asset sensitive position of People’s Bank’s balance sheet.

People’s Bank invested $150 million in a bank-owned life insurance program in the second quarter of 2005 with proceeds from maturing securities. Increases in the cash surrender value of bank-owned life insurance are included in non-interest income and totaled $3.3 million in 2005. People’s Bank invested an additional $50 million in bank-owned life insurance in February 2006 with proceeds from maturing securities.

Average securities comprised 17% of average earning assets in 2005, compared to 23% in 2004 and 27% in 2003.

Treasury’s loss from continuing operations improved $13.3 million in 2004 compared to 2003 primarily due to an improvement in net interest income, partially offset by a $4.2 million increase in net security losses. The improvement in net interest income reflects the funding center’s net spread loss declining by $22.3 million, partially offset by a $0.5 million decline in treasury’s net spread income. The improvement in the funding center’s net spread loss reflects the rising interest rate environment and the asset sensitive position of People’s Bank’s balance sheet.

Other. Other includes the residual financial impact from the allocation of revenues and expenses and certain revenues and expenses not attributable to a particular segment. This category also includes: revenues and expenses relating to the national consumer loan portfolio; liability restructuring costs in 2004 and 2003; certain nonrecurring items and income from discontinued operations, including the gain on sale of the credit card business, and benefits from completed Internal Revenue Service audits in each of the three full years presented. Included in period-end assets are cash, national consumer loans, premises and equipment, assets of discontinued operations in 2003, and other assets.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Net interest income	$16.6	$12.7	$16.6	$21.7	$7.2
Provision for loan losses	(8.0)	(6.3)	(4.3)	1.2	7.3
Non-interest income	2.0	2.3	2.0	6.8	5.9
Liability restructuring costs	—	—	2.7	133.4	1.2
Other non-interest expense	5.8	3.6	7.2	26.6	23.2

Income (loss) before income tax expense (benefit)	20.8	17.7	13.0	(132.7)	(18.6)
Income tax expense (benefit)	7.5	4.7	2.0	(52.5)	(12.1)

Income (loss) from continuing operations	13.3	13.0	11.0	(80.2)	(6.5)

Income from discontinued operations, net of tax	1.7	4.1	5.0	6.8	1.1
Gain on sale of discontinued operations, net of tax	—	6.2	6.2	198.5	—

Income from discontinued operations	1.7	10.3	11.2	205.3	1.1

Net income (loss)	$15.0	$23.3	$22.2	$125.1	$(5.4)

Average liabilities	$249.0	$271.1	$264.5	$316.0	$302.0
Period end assets	731.4	622.7	666.4	611.4	2,103.6

Results of Operations

Net Interest Income. Net interest income and net interest margin are affected by many factors, including changes in average balances; interest rate fluctuations and the slope of the yield curve; sales of loans and securities; residential mortgage loan and mortgage-backed security prepayment rates; product pricing; competitive forces; the relative mix, repricing characteristics and maturity of earning assets and interest-bearing liabilities; non-interest-bearing sources of funds; hedging activities; and asset quality.

In response to signs of an expanding U.S. economy, since June 2004 the Federal Reserve Board increased the targeted federal funds rate 17 times by a total of 425 basis points, bringing the rate to 5.25% as of September 30, 2006. Given the asset sensitive position of the balance sheet, the net interest margin has generally benefited from these interest rate increases.

Net interest income increased $10 million, or 4%, and the net interest margin improved 17 basis points to 3.83% for the first nine months of 2006 compared to the first nine months of 2005. The increase in net interest income reflects a $57 million increase in total interest and dividend income, partially offset by a $47 million increase in total interest expense.

Average earning assets totaled $10.0 billion in the first nine months of 2006, a $108 million, or 1%, decrease from the 2005 period, while the asset mix continued to shift. The ongoing shift in asset mix from securities to higher yielding loans continues to benefit the net interest margin. Average loans increased $684 million, or 8%, while average securities declined $820 million, or 45% for the first nine months of 2006 compared to the year-ago period. As a result, average loans and average securities comprised 89% and 10%, respectively, of average earning assets, for the first nine months of 2006 compared to 81% and 18%, respectively, for the year-ago period. The yield earned on the total loan portfolio was 6.03% in 2006 while the yield earned on securities was 3.64%, compared to 5.31% and 3.45%, respectively, for the year-ago period.

Growth in loans reflects increases of $323 million, or 10%, in average residential mortgage loans, $268 million, or 7%, in average commercial banking loans and $93 million, or 8%, in average consumer loans for the first nine months of 2006 compared to the year-ago period. The increase in average residential mortgage loans reflects, in part, the purchase of $170 million of adjustable rate loans towards the end of the first quarter of 2006.

The growth in average commercial banking loans for the first nine months of 2006 compared to the year-ago period reflects a $182 million, or 37%, increase in average People’s Capital and Leasing loans and a $134 million, or 10%, increase in average commercial loans, partially offset by a $48 million, or 3%, decrease in average commercial real estate finance loans. Included in average commercial loans and average commercial real estate finance loans were increases of $47 million, or 17%, and $38 million, or 25%, respectively, in the national credits portfolios.

The growth in average consumer loans for the first nine months of 2006 compared to the year-ago period continues to reflect a shift in mix as an increase of $119 million, or 11%, in home equity loans was partially offset by a $24 million, or 80%, reduction in higher-yielding national unsecured installment loans, which continue to run off as a result of a management decision to discontinue this type of lending. Given the upward movement in market interest rates, future growth in both residential mortgage and home equity lending may not continue at recent levels in the future.

The significant decrease in the average securities portfolio for the first nine months of 2006 compared to the year-ago period reflects the substitution of securities with higher-yielding loans as securities pay down and mature, as well as the partial impact of security sales as part of restructuring activities to better position People’s Bank’s balance sheet for the current interest rate environment. People’s Bank sold $810 million and $266 million of debt securities in the third and second quarters of 2006, respectively, and used the proceeds to fund loan growth and pay down borrowings. The duration of the securities portfolio was approximately 0.09 years at September 30, 2006. In addition to funding loan growth, People’s Bank invested $50 million in the first quarter of 2006 and $150 million in the second quarter of 2005 in a bank-owned life insurance program with proceeds from maturing securities. The earnings from bank-owned life insurance are reported in non-interest income in the Consolidated Statements of Income.

The overall 82 basis point improvement in the yield on average earning assets for the first nine months of 2006 compared to the year-ago period primarily reflects increases in market interest rates since June 2004 and the ongoing shift in asset mix. The interest rate increases initiated by the Federal Reserve continue to have a beneficial effect on the earning asset yield as approximately 29% of the loan portfolio at September 30, 2006 has floating interest rates.

Average funding liabilities totaled $9.4 billion for the first nine months of 2006, essentially flat with 2005. Average core deposits increased $51 million, or 1%, to $8.9 billion and comprised 95% of average funding liabilities, compared to 94% in 2005. Average interest-bearing core deposits increased $86 million, or 1%, and average non-interest-bearing core deposits decreased $35 million, or 2%, reflective of People’s Bank’s current strategy of funding loan growth with proceeds from the repayment of securities.

The 68 basis point increase to 2.06% from 1.38% in the rate paid on average funding liabilities for the first nine months of 2006 compared to the 2005 period primarily reflects increases in market interest rates since June 2004 and the ongoing shift in deposit mix. The rates paid on average core deposits increased 66 basis points in the first nine months of 2006, reflecting increases of 109 basis points in time deposits and 38 basis points in savings and money market deposits in response to rising market interest rates. The change in the mix of average interest-bearing core deposits reflects a $632 million, or 24%, increase in higher-rate time deposits, partially offset by a $546 million, or 13%, decline in savings and money market deposits, reflecting customers’ preferences for deposit products with higher interest rates given the current rate environment. Average time deposits comprised 36% of average total core deposits, compared to 29% for the year-ago period. Further shifts in deposit mix to higher-rate deposits are likely to raise People’s Bank’s overall cost of funding.

Net interest income increased $43 million, or 13%, and the net interest margin improved 35 basis points to 3.68% in 2005 compared to 2004. The increase in net interest income reflects a $71 million increase in total interest and dividend income, partially offset by a $28 million increase in total interest expense.

Average earning assets totaled $10.0 billion in 2005, a $205 million, or 2%, increase from 2004, while the asset mix continued to shift. Average loans increased $836 million, or 11%, while average securities and average short-term investments declined a combined $631 million, or 26%. As a result, average loans and average securities comprised 82% and 17%, respectively, of average earning assets, compared to 75% and 23%, respectively, in 2004. The yield earned on the total loan portfolio was 5.41% in 2005 while the yield earned on securities and short-term investments was 3.45%.

The total average commercial banking loan portfolio increased $418 million, or 13%, in 2005 compared to 2004, reflecting increases of $224 million, or 21%, in commercial loans, $164 million, or 46%, in People’s Capital and Leasing loans and $30 million, or 2%, in commercial real estate finance loans. Included in average commercial loans and average commercial real estate finance loans were increases of $83 million, or 41%, and $8 million, or 5%, respectively, in the national credits portfolios.

Average residential mortgage loans increased $250 million, or 8%, in 2005 compared to 2004, while average consumer loans increased $168 million, or 16%. Consumer loans continued to reflect a shift in mix as growth of $228 million, or 25%, in home equity loans generated by the Connecticut franchise was partially offset by a $60 million, or 70%, reduction in higher-yielding national unsecured installment loans, which continued to run off as a result of a management decision to discontinue this type of lending. The growth in home equity lending reflected a combination of the emphasis placed on this line of business by People’s Bank, as well as nationwide trends.

The $510 million, or 23%, decrease in the average securities portfolio in 2005 compared to 2004 reflected the substitution of securities with higher-yielding loans as securities pay down and mature. The duration of the securities portfolio was approximately 1.7 years at December 31, 2005. In addition, People’s Bank invested $150 million in a bank-owned life insurance program with proceeds from maturing securities in 2005.

The overall 61 basis point improvement in the yield on average earning assets in 2005 compared to 2004 primarily reflected the increase in market interest rates since June 2004 and the ongoing shift in asset mix. The interest rate increases initiated by the Federal Reserve had a beneficial effect on the earning asset yield as approximately 30% of the loan portfolio had floating interest rates.

In 2005, average funding liabilities totaled $9.4 billion, essentially flat with 2004 before the allocation of funding liabilities to discontinued operations. Average core deposits increased $224 million, or 3%, and comprised 94% of average funding liabilities in 2005 compared to 91% in 2004 before the allocation of funding liabilities to discontinued operations. Average non-interest-bearing core deposits increased $98 million, or 5%, and average interest-bearing core deposits increased $126 million, or 2%, due in part to People’s Bank’s focus on growing core deposits during 2005.

The 27 basis point increase to 1.47% from 1.20% in the rate paid on average funding liabilities in 2005 compared to 2004 primarily reflects the increases in market interest rates throughout 2005 and the shift in deposit mix. The rates paid on average core deposits increased 32 basis points in 2005, reflecting increases of 50 basis points in time deposits and 25 basis points in savings and money market deposits in response to rising market interest rates, partially offset by growth in non-interest-bearing core deposits. The change in the mix of average interest-bearing core deposits reflects a $377 million, or 17%, increase in higher-rate time deposits, partially offset by a $251 million, or 6%, decline in savings and money market deposits, reflecting customers’ preferences for deposit products with higher interest rates. Average time deposits comprised 29% of average total deposits in 2005, compared to 26% in 2004.

Average purchased funds decreased $186 million, or 33%, and average subordinated notes decreased $25 million, or 17%, in 2005 compared to 2004. In December 2005, People’s Bank repurchased $13.5 million of its 9.875% subordinated notes due 2010.

In the first quarter of 2004, People’s Bank used a portion of the proceeds from the sale of its credit card business to pay down interest-bearing liabilities. The repayment of over $1 billion in high-cost wholesale liabilities and the cancellation of derivative positions relating to a portion of these liabilities had a net beneficial impact on the net interest margin in 2004.

Net interest income increased $43 million, or 15%, and the net interest margin improved 44 basis points to 3.33%, in 2004 compared to 2003. The increase in net interest income reflects a $62 million reduction in total interest expense, partially offset by a $19 million decrease in total interest and dividend income.

Average earning assets totaled $9.8 billion in 2004, essentially flat with 2003, while the asset mix continued to shift. Average loans increased $484 million, or 7%, while average securities and average short-term investments declined a combined $475 million, or 16%. As a result, average loans comprised 75% and average securities and average short-term investments comprised 25% of average earning assets, compared to 70% and 30%, respectively, in 2003. The decrease in the average securities portfolio reflects the decision to substitute, over time, securities with higher-yielding loans.

Average commercial loans increased $178 million, or 14%, and included a $104 million, or 42%, increase in average People’s Capital and Leasing loans in 2004 compared to 2003. Average commercial real estate finance loans increased $114 million, or 7%. Average consumer loans increased $92 million, or 10%, and continued to reflect a shift in mix as growth of $230 million, or 34%, in home equity loans generated by the Connecticut franchise was partially offset by a $134 million, or 61%, reduction in higher-yielding unsecured national personal installment loans. The growth in home equity lending reflected the combination of increased focus placed on this line of business by People’s Bank and nationwide trends.

The overall low level of interest rates adversely affected the yields on People’s Bank’s earning assets, as seen in the 20 basis point reduction in the yield on average earning assets in 2004 compared to 2003. The yield on average residential mortgage loans declined 28 basis points, reflecting refinancings and new originations at relatively low market interest rates that existed in 2003 and 2004. The 133 basis point decline in the yield on the consumer loan portfolio reflects a change in portfolio mix from higher-yielding national unsecured consumer loans to home equity loans originated at lower market and promotional interest rates.

In 2004, average funding liabilities before the allocation of funding liabilities to discontinued operations totaled $9.4 billion, a $1.3 billion, or 12%, decline from 2003, reflecting the impact of the balance sheet restructuring in 2004 and growth of $258 million, or 3%, in average core deposits. Average non-interest-bearing core deposits increased $175 million, or 9%, and average interest-bearing core deposits increased $83 million, or 1%, due in part to People’s Bank’s focus on growing core deposits, during 2004. Average core deposits comprised 91% of average funding liabilities before the allocation of funding liabilities to discontinued operations, compared to 78% in 2003, reflecting the balance sheet restructuring in 2004.

Average rates paid on total deposits declined 20 basis points in 2004 compared to 2003, reflecting the continued strong growth in non-interest-bearing core deposits and the overall low level of interest rates. The rates paid by People’s Bank on certain interest-bearing deposit products began to increase by the end of 2004 from the historically low interest rate levels experienced in 2003, reflective of the increases in interest rates initiated by the Federal Reserve Board.

Average purchased funds decreased $1.3 billion, or 71%, and average subordinated notes decreased $106 million, or 42%, in 2004 compared to 2003, reflecting the results of the balance sheet restructuring in 2004. The 61 basis point improvement to 1.20% from 1.81% in the average rate paid on total funding liabilities primarily reflects the benefits from the balance sheet restructuring in 2004.

Average Balance, Interest and Yield/Rate Analysis. The tables on the following pages present average balance sheets, interest income, interest expense and the corresponding average yields earned and rates paid for the nine month periods ended September 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003. The average balances are principally daily averages and, for loans, include both performing and non-performing balances. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which People’s Bank has ceased to accrue interest. The impact of People’s Bank’s use of derivative instruments in managing interest rate risk is also reflected in the table, classified according to the instrument hedged and the risk management objective.

For 2004 and 2003, the net interest margin, net interest income and average funding liabilities reflect a reduction in funding liabilities and interest expense relating to the earning assets of the credit card business that were reclassified to discontinued operations for the periods prior to the sale in the first quarter of 2004. Interest expense was allocated to discontinued operations for those years by applying the weighted-average cost of funds previously used for credit card segment reporting purposes to the average earning assets of the discontinued operations for the respective year, with a corresponding reduction in total interest expense.

	For the Nine Months Ended September 30,
	2006			2005
	Average Balance	Interest	Yield/ Rate(1)	Average Balance	Interest	Yield/ Rate(1)
Earning assets:
Short term investments	$84.1	$3.1	4.87%	$55.7	$1.0	2.53%
Securities purchased under agreements to resell	22.2	0.8	4.97	22.1	0.7	4.08
Securities (2)	1,018.7	27.8	3.64	1,838.9	47.7	3.45
Loans:
Residential mortgage	3,708.2	135.2	4.86	3,385.7	114.0	4.49
Commercial real estate finance	1,755.9	92.5	7.02	1,804.0	86.4	6.39
Commercial	2,104.6	107.3	6.80	1,788.4	77.7	5.79
Consumer	1,278.5	64.8	6.76	1,185.1	46.9	5.27

Total loans	8,847.2	399.8	6.03	8,163.2	325.0	5.31

Total earning assets	$9,972.2	$431.5	5.77%	$10,079.9	$374.4	4.95%

Funding Liabilities:
Deposits:
Non-interest-bearing deposits	$2,107.7	$—	—%	$2,143.0	$—	—%
Savings, interest-bearing checking and money market	3,549.8	36.8	1.38	4,095.8	30.7	1.00
Time	3,215.3	89.2	3.70	2,583.1	50.5	2.61

Total core deposits	8,872.8	126.0	1.89	8,821.9	81.2	1.23
Non-core deposits (3)	129.1	2.0	2.12	164.6	1.5	1.19

Total deposits	9,001.9	128.0	1.90	8,986.5	82.7	1.23
Borrowings:
Federal funds purchased	207.2	7.4	4.76	242.5	5.2	2.90
Federal Home Loan Bank advances	63.2	2.4	5.13	64.9	1.3	2.68
Repurchase agreements	—	—	—	2.3	0.1	2.40

Total borrowings	270.4	9.8	4.84	309.7	6.6	2.85

Subordinated notes	108.7	7.4	9.04	121.9	8.4	9.18

Total funding liabilities	$9,381.0	$145.2	2.06%	$9,418.1	$97.7	1.38%

Excess of earning assets over funding liabilities	$591.2			661.8

Net interest income/spread (4)		$286.3	3.71%		$276.7	3.57%

Net interest margin			3.83%			3.66%

(1)	Average yields earned and rates paid are annualized.
(2)	Average balances and yields for securities available for sale are based on amortized cost.
(3)	Includes $79.7 million and $91.5 million of non-interest-bearing deposits for the nine months ended September 30, 2006 and 2005, respectively.
(4)	The fully-taxable equivalent adjustment for 2005 was $0.3 million. There was no adjustment for 2006.

	For the Year Ended December 31,
	2005			2004			2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Earning assets:
Short term investments	$54.5	$1.5	2.86%	$198.0	$2.3	1.19%	$265.4	$4.9	1.80%
Securities purchased under agreements to resell	22.8	1.0	4.22	—	—	—	—	—	—
Securities (1)	1,737.8	60.3	3.47	2,248.0	72.5	3.23	2,656.0	85.8	3.23
Loans:
Residential mortgage	3,413.3	154.7	4.53	3,163.4	137.7	4.35	3,062.4	141.7	4.63
Commercial and real estate finance	1,790.5	116.2	6.49	1,760.7	105.0	5.96	1,647.1	103.1	6.26
Commercial	1,825.5	108.7	5.95	1,437.6	73.3	5.10	1,259.6	66.3	5.27
Consumer	1,203.3	65.8	5.47	1,035.0	46.7	4.51	943.5	55.1	5.84

Total Loans	8,232.6	445.4	5.41	7,396.7	362.7	4.90	6,912.6	366.2	5.30

Total earning assets	$10,047.7	$508.2	5.06%	$9,842.7	$437.5	4.45%	$9,834.0	$456.9	4.65%

Funding Liabilities:
Deposits:
Non-interest-bearing deposits	$2,142.0	$—	—%	$2,043.7	$—	—%	$1,868.3	$—	—%
Savings, interest-bearing checking and money market	4,023.4	42.6	1.06	4,274.7	34.4	0.81	3,973.6	35.5	0.89
Time	2,648.8	72.6	2.74	2,271.5	50.9	2.24	2,489.4	65.0	2.61

Total core deposits	8,814.2	115.2	1.31	8,589.9	85.3	0.99	8,331.3	100.5	1.20
Non-core deposits (2)	167.2	2.3	1.40	198.5	1.4	0.69	300.3	2.0	0.68

Total deposits	8,981.4	117.5	1.31	8,788.4	86.7	0.99	8,631.6	102.5	1.19

Borrowings
Federal funds purchased	250.5	7.9	3.19	249.6	3.2	1.25	517.9	9.3	1.80
Federal Home Loan Bank advances	50.3	1.4	2.73	176.1	9.4	5.32	1,059.5	53.8	5.08
Repurchase agreements	1.7	0.1	2.41	36.1	1.0	2.91	201.7	5.9	2.91

Total borrowings	302.5	9.4	3.11	461.8	13.6	2.94	1,779.1	69.0	3.88

Subordinated notes	121.2	11.3	9.29	146.5	13.4	9.16	252.7	22.8	9.04

Total	9,405.1			9,396.7			10,663.4
Funding liabilities allocated to discontinued operations(3)	—	—	—	(203.6)	(3.6)	1.77	(1,133.6)	(21.7)	1.91

Total funding liabilities	$9,405.1	$138.2	1.47%	$9,193.1	$110.1	1.20%	$9,529.8	$172.6	1.81%

Excess of earnings assets over funding liabilities	$642.6			$649.6			$304.2

Net interest income/spread(4)		$370.0	3.59%		$327.4	3.25%		$284.3	2.84%

Net interest margin			3.68%			3.33%			2.89%

(1)	Average balances and yields for securities available for sale are based on amortized cost.
(2)	Includes $89.7 million, $94.6 million and $125.1 million of non-interest-bearing deposits in 2005, 2004 and 2003, respectively.
(3)	Represents an allocation of funding liabilities and interest expense to discontinued operations.
(4)	The fully-taxable equivalent adjustment for 2005, 2004 and 2003 was $0.3 million, $0.3 million and $2.7 million, respectively.

Volume and Rate Analysis. The following tables show the extent to which changes in interest rates and changes in the volume of average earning assets and average interest-bearing liabilities have affected People’s Bank’s net interest income. For each category of earning assets and interest-bearing liabilities, information is provided relating to: changes in volume (changes in average balances multiplied by the prior year’s average interest rate); changes in rates (changes in average interest rates multiplied by the prior year’s average balance); and the total change. Changes attributable to both volume and rate have been allocated proportionately.

	Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
	Increase (Decrease) Due To
	Volume	Rate	Net
	(In millions)
Interest and dividend income:
Short term investments	$0.7	$1.4	$2.1
Securities purchased under agreement to resell	—	0.1	0.1
Securities	(22.3)	2.4	(19.9)
Loans:
Residential mortgage	11.3	9.9	21.2
Commercial real estate finance	(2.4)	8.5	6.1
Commercial	14.9	14.7	29.6
Consumer	3.9	14.0	17.9

Total loans	27.7	47.1	74.8

Total change in interest and dividend income	6.1	51.0	57.1

Interest expense:
Deposits:
Savings, interest-bearing checking and money market	(4.5)	10.6	6.1
Time	14.3	24.4	38.7

Total core deposits	9.8	35.0	44.8
Non-core deposits	(0.4)	0.9	0.5

Total deposits	9.4	35.9	45.3

Borrowings:
Federal Home Loan Bank advances	—	1.1	1.1
Federal funds purchased	(0.9)	3.1	2.2
Repurchase agreements	(0.1)	—	(0.1)

Total borrowings	(1.0)	4.2	3.2

Subordinated notes	(0.9)	(0.1)	(1.0)
Total change in interest expense	7.5	40.0	47.5

Change in net interest income	$(1.4)	$11.0	$9.6

	2005 Compared to 2004			2004 Compared to 2003
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
	(In millions)
Interest and dividend income:
Short term investments	$(2.5)	$1.7	$(0.8)	$(1.0)	$(1.6)	$(2.6)
Securities purchased under agreement to resell	1.0	—	1.0	—	—	—
Securities	(17.4)	5.2	(12.2)	(13.2)	(0.1)	(13.3)
Loans:
Residential mortgage	11.2	5.8	17.0	4.6	(8.6)	(4.0)
Commercial real estate finance	1.8	9.4	11.2	6.9	(5.0)	1.9
Commercial	21.8	13.6	35.4	9.1	(2.1)	7.0
Consumer	8.3	10.8	19.1	5.0	(13.4)	(8.4)

Total loans	43.1	39.6	82.7	25.6	(29.1)	(3.5)

Total change in interest and dividend income	24.2	46.5	70.7	11.4	(30.8)	(19.4)

Interest expense:
Deposits:
Savings, interest-bearing checking and money market	(2.1)	10.3	8.2	2.6	(3.7)	(1.1)
Time	9.3	12.4	21.7	(5.4)	(8.7)	(14.1)

Total core deposits	7.2	22.7	29.9	(2.8)	(12.4)	(15.2)
Non-core deposits	(0.2)	1.1	0.9	(0.7)	0.1	(0.6)

Total deposits	7.0	23.8	30.8	(3.5)	(12.3)	(15.8)

Borrowings:
Federal Home Loan Bank advances	(4.8)	(3.2)	(8.0)	(46.9)	2.5	(44.4)
Federal funds purchased	—	4.7	4.7	(3.9)	(2.2)	(6.1)
Repurchase agreements	(0.9)	—	(0.9)	(4.8)	(0.1)	(4.9)

Total borrowings	(5.7)	1.5	(4.2)	(55.6)	0.2	(55.4)

Subordinated notes	(2.3)	0.2	(2.1)	(9.7)	0.3	(9.4)
Funding liabilities allocated to discontinued operations	3.6	—	3.6	16.6	1.5	18.1

Total change in interest expense	2.6	25.5	28.1	(52.2)	(10.3)	(62.5)

Change in net interest income.	$21.6	$21.0	$42.6	$63.6	$(20.5)	$43.1

Provision for Loan Losses and Net Charge-offs. The provision for loan losses in the first nine months of 2006 totaled $2.0 million, a $1.3 million, or 39%, reduction compared to the year-ago period. The 2006 period reflects $3.0 million in net loan charge-offs, partially offset by a $1.0 million reduction in the allowance for loan losses. The 2005 period reflected net loan charge-offs of $2.8 million and a $0.5 million increase in the allowance for loan losses. Net loan charge-offs increased $0.2 million, or 7%, for the first nine months of 2006, compared to the year-ago period. The allowance for loan losses as a percentage of total loans was 0.81% at September 30, 2006 and 0.87% at September 30, 2005.

Commercial loan net charge-offs reflect a $4.0 million charge-off in the third quarter of 2006 relating to one commercial banking loan that was placed on non-accrual in the second quarter of 2006 as previously disclosed. Commercial real estate finance net recoveries reflect a $2.3 million cash recovery in the first quarter of 2006 on one non-performing loan that was favorably resolved.

Consumer loan net charge-offs decreased $0.9 million, or 42%, reflecting a $1.6 million decrease in national consumer loan net charge-offs, partially offset by a $0.6 million increase in charge-offs related to consumer overdrafts that were previously reported in non-interest expense through the second quarter of 2005. The average national consumer loan portfolio decreased $24 million, or 80%, on a year-over-year basis.

Net loan charge-offs as a percentage of average total loans equaled 0.05% for the first nine months of 2006, unchanged from the year-ago period. The impact of the slight increase in net loan charge-offs on the net loan charge-off ratio was offset by a $684 million, or 8%, increase in average loans from the first nine months of 2005. The very low level of net loan charge-offs in terms of absolute dollars and as a percentage of average loans is unlikely to be sustainable in the future.

Net loan charge-offs in 2005 declined $5.2 million, or 46%, compared to 2004. Consumer loan net charge-offs decreased $4.0 million, or 58%, reflecting a 72% decrease in the dollar amount of national consumer loan net charge-offs given a $60 million, or 70%, reduction in this portfolio’s average balances during 2005. The increase in People’s Capital and Leasing loan net charge-offs in 2005 reflects a $2.3 million charge-off related to one loan. Commercial real estate finance loan net charge-offs in 2004 reflected a $3.2 million charge-off related to one shared national credit that had been classified as non-performing since 2002. The provision for loan losses decreased $4.7 million in 2005 compared to 2004, reflecting lower net loan charge-offs in 2005, partially offset by a $2.5 million increase in the allowance for loan losses in 2005, compared to a $2.0 million increase in the allowance for loan losses in 2004.

Net loan charge-offs as a percentage of average total loans decreased 8 basis points to 0.07% in 2005 compared to 0.15% in 2004. In addition to the $5.2 million decrease in net loan charge-offs, the improvement in the net loan charge-off ratio reflected an $836 million, or 11%, increase in average total loans.

Net loan charge-offs in 2004 declined $4.1 million, or 27%, compared to 2003, reflecting a $7.0 million, or 50%, reduction in consumer loan net charge-offs, partially offset by the commercial real estate loan charge-off discussed above. The provision for loan losses decreased $3.4 million in 2004 compared to 2003, reflecting lower consumer loan net charge-offs in 2004.

Non-Interest Income. Non-interest income (especially fee-based revenues) is an important revenue source for People’s Bank that can mitigate the impact of interest rate volatility on net interest income. People’s Bank has focused on enhancing these revenue streams by leveraging its commercial banking relationships, growing existing fee-based revenue generating businesses, and strengthening its retail delivery network and products.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Fee-based Revenues:
Service charges on deposit accounts	$58.4	$52.6	$72.4	$69.2	$68.7
Insurance revenue	20.2	20.4	28.0	27.9	26.2
Brokerage commissions	9.2	9.1	11.7	12.6	13.2
Other fee-based revenues:
Other banking service charges and fees	11.9	11.6	15.5	14.4	13.7
Investment management fees	8.1	7.9	10.6	9.9	8.9
Other fees	5.7	10.1	13.3	8.9	12.3

Total other fee-based revenues	25.7	29.6	39.4	33.2	34.9

Total fee-based revenues	113.5	111.7	151.5	142.9	143.0

Net security gains (losses):
Equity securities available for sale	0.1	—	—	(0.3)	(0.2)
Debt securities available for sale	(27.4)	—	—	(4.4)	(1.5)
Trading account securities	0.1	(0.1)	(0.1)	—	1.1

Total net security losses	(27.2)	(0.1)	(0.1)	(4.7)	(0.6)

Net gains on sales of residential mortgage loans	1.5	3.1	4.0	3.7	14.8
Gain on sale of branches	—	—	8.1	—	—
Bank-owned life insurance	6.3	1.7	3.3	—	—
Other non-interest income	8.0	4.7	6.5	9.8	9.1

Total non-interest income	$102.1	$121.1	$173.3	$151.7	$166.3

Total non-interest income decreased $19.0 million in the first nine months of 2006, compared to the 2005 period, reflecting net security losses of $27.4 million as part of balance sheet restructuring activities in 2006. Excluding net security losses from both periods, total non-interest income would have increased $8.1 million or 7%, reflecting higher fee-based revenues, higher bank-owned life insurance income and higher other non-interest income, partially offset by lower net gains on sales of residential mortgage loans.

Revenue from service charges on deposit accounts increased $5.8 million, or 11%, compared to the first nine months of 2005, reflecting changes in People’s Bank’s fee structure implemented in both the second quarter of 2006 and the third quarter of 2005 to close the gap between People’s Bank’s pricing practices and those of the competition.

Insurance revenue declined $0.2 million in the first nine months of 2006, reflecting industry-wide trends for this business, characterized as a soft market with lower pricing for renewals.

Other banking service charges and fees increased $0.3 million in the first nine months of 2006, primarily due to growth in retail banking fees associated with higher levels of PIN debit interchange fees resulting from customer preferences for debit card-related transactions. Other fees decreased $4.4 million, reflecting lower lending-related charges and fees, primarily lower commercial real estate loan prepayment penalties.

As previously discussed, $810 million and $266 million of debt securities were sold in the third and second quarters of 2006, respectively, resulting in net security losses of $23.4 million and $4.0 million for the respective periods. As part of this transaction, People’s Bank also sold $25 million in securities purchased under agreements to resell at a loss of $0.3 million, which is reported in other non-interest expense. These transactions were undertaken to better position People’s Bank’s balance sheet for the current interest rate environment.

People’s Bank invested an additional $50 million in the first quarter of 2006 in bank-owned life insurance, after an initial investment of $150 million in the second quarter of 2005 to help defray the rising costs of employee benefits. Increases in the cash surrender value of bank-owned life insurance are included in non-interest income and totaled $6.3 million in the first nine months of 2006 ($9.5 million on a taxable-equivalent basis), compared to $1.7 million ($2.6 million on a taxable-equivalent basis) for the year-ago period.

Net gains on sales of residential mortgage loans decreased $1.6 million in the first nine months of 2006, reflecting lower residential mortgage loan origination volume and subsequent lower levels of fixed-rate loan sales. Sales volume of fixed-rate residential mortgage loans decreased approximately 42% in the 2006 period, which is consistent with the 41% decrease in fixed-rate residential mortgage originations compared to the first nine months of 2005. Residential mortgage originations, including refinancings, totaled $807 million in the first nine months of 2006, compared to $1.0 billion in the year-ago period.

The increase in other non-interest income compared to the first nine months of 2005 reflects a $1.8 million increase in rental income resulting from the higher level of equipment leased to commercial customers. In addition, other non-interest income for the 2006 period includes a $0.7 million net gain from the sale of a corporate insurance account by R.C. Knox (recorded in the third quarter of 2006), a $0.7 million gain from the redemption of common stock received in conjunction with the MasterCard Incorporated initial public offering given People’s Bank’s debit card business (recorded in the second quarter of 2006) and $0.6 million of interest related to the completion of a federal tax audit (recorded in the first quarter of 2006).

Total non-interest income increased $21.6 million in 2005 compared to 2004, reflecting an $8.1 million gain on sale of three branches, higher fee-based revenues, bank-owned life insurance income and net security losses in 2004, partially offset by a reduction in other non-interest income in 2005 due to the elimination of servicing income from The Royal Bank of Scotland Group, which purchased People’s Bank’s credit card business in 2004.

Service charges on deposit accounts increased $3.2 million compared to 2004, reflecting changes in People’s Bank’s fee structure implemented in the third quarter of 2005 to close the gap between People’s Bank’s pricing practices and those of the competition, partially offset by the impact of promotional campaigns on certain commercial and retail checking fees that began in the third quarter of 2004.

Insurance revenue reflects higher commissions earned by R.C. Knox in a soft insurance market, offset by lower contingent commission revenue and lower fee-based revenues from the sale of life insurance products offered in People’s Bank’s branch network. The decrease in brokerage commissions primarily reflects lower fees received from sales of annuity products.

Other banking service charges and fees increased primarily due to growth in retail banking fees associated with higher levels of PIN debit interchange fees resulting from customer preferences for debit card-related transactions. The increase in other fees reflects higher lending-related charges and fees, including higher commercial real estate loan prepayment penalties received resulting from the low interest rate environment in 2005.

Net gains on sales of residential mortgage loans increased $0.3 million compared to 2004. Sales volume of fixed-rate residential mortgage loans increased approximately 6% in 2005, which is consistent with the 6% increase in fixed-rate residential mortgage originations compared to 2004.

People’s Bank invested $150 million in the second quarter of 2005 in a bank-owned life insurance program to help defray the rising costs of employee benefits. Increases in the cash surrender value of bank-owned life insurance are included in non-interest income and totaled $3.3 million in 2005.

Included in other non-interest income in 2004 was $4.8 million of servicing income related to the interim servicing agreement with The Royal Bank of Scotland Group following the credit card sale. Included in other non-interest income in 2003 was $4.3 million of interest received related to the completion of a routine federal tax audit.

Total non-interest income decreased $14.6 million in 2004 compared to 2003, reflecting a decrease in net gains on sales of residential mortgage loans, higher net security losses in 2004 and essentially flat fee-based revenues. Net gains on sales of residential mortgage loans decreased $11.1 million, which is consistent with the 69% reduction in fixed-rate residential mortgage originations compared to 2003 and subsequent reduced levels of sales of these loans.

In 2004, People’s Bank sold its remaining preferred and common stock portfolios after substantially reducing the preferred stock portfolio and selling virtually the entire common stock portfolio in 2003. Net security losses in 2003 included $1.4 million in write-downs in the carrying amount of certain equity securities due to declines in value deemed to be other than temporary, reflecting the equity markets at the time.

Non-Interest Expense. The following table sets forth the components of our non-interest expense for the periods indicated.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004	2003
	(in millions)
Compensation and benefits	$153.5	$145.8	$195.5	$194.3	$187.2
Occupancy and equipment	46.8	46.0	62.4	69.3	74.8
Professional and outside service fees	17.8	19.2	26.1	25.8	26.0
Advertising and promotion	8.0	7.5	9.9	9.8	12.8
Stationery, printing and postage	5.4	5.2	7.1	8.0	8.7
Amortization of other acquisition-related intangibles	0.8	1.5	1.8	3.4	3.5
Other non-interest expense	29.0	26.6	36.9	35.7	31.8

Total	261.3	251.8	339.7	346.3	344.8
Liability restructuring costs	—	—	2.7	133.4	1.2
Goodwill impairment charge	—	2.0	2.0	—	—

Total non-interest expense	$261.3	$253.8	$344.4	$479.7	$346.0

Efficiency ratio	61.9%	62.8%	62.8%	69.2%	76.4%

Total non-interest expense in the first nine months of 2006 increased $7.5 million compared to the year-ago period, primarily reflecting higher compensation and benefits and lower professional and outside service fees.

The first nine months of 2006 included the following items: severance-related expenses totaling $0.4 million and $1.2 million in the second and first quarters of 2006, respectively (recorded to compensation and benefits); a $0.3 million charge related to the sale of $25 million of securities purchased under agreements to resell as part of further balance sheet restructuring activities (recorded to other non-interest expense in the third quarter of 2006); and a $0.9 million charge related to an R.C. Knox contingency that was resolved in the second quarter of 2006 (recorded to other non-interest expense in the first quarter of 2006). The first nine months of 2005 included a $2.0 million goodwill impairment charge (recorded in the second quarter of 2005). Excluding these expenses from the respective periods, total non-interest expense in the first nine months of 2006 would have increased $6.7 million, or 3%, compared to the year-ago period.

Compensation and benefits increased $6.1 million, or 4%, compared to the 2005 period, after excluding severance expense. The increase reflects the combination of normal merit increases, higher accruals for incentive compensation, and increased pension and health care-related costs. On September 29, 2006, People’s Bank contributed $91.5 million to the employee retirement plan, representing the maximum deductible contribution per Internal Revenue Service rules. Earnings on these contributions are expected to significantly reduce People’s Bank’s pension expense beginning in 2007.

Professional and outside service fees decreased $1.4 million, or 7%, compared to the 2005 period, reflecting lower utilization of information technology contractors and lower costs for People’s Bank’s declining national consumer loan portfolio, partially offset by higher legal costs related to People’s Bank’s conversion to a federal charter.

The increase in other non-interest expense compared to the first nine months of 2005 primarily reflects a $1.3 million increase in the amortization of equipment leased to commercial customers and increased spending levels for advertising campaigns, partially offset by lower operational charge-offs and state assessment fees.

The $2.0 million goodwill impairment charge in 2005 related to the decision to combine Olson Mobeck Investment Advisors, Inc. with one of People’s Bank’s other businesses in the consumer financial services business segment.

Included in total non-interest expense for 2005 and 2004 were liability restructuring costs and certain nonrecurring expenses totaling $0.7 million in 2005 and $9.3 million in 2004, as well as a $2.0 million goodwill impairment charge in 2005. Excluding these expenses from the respective years, total non-interest expense would have increased $2.0 million in 2005 compared to 2004. The improvement in People’s Bank’s efficiency ratio in 2005 primarily reflects a $53.0 million, or 11%, increase in operating revenue.

Included in compensation and benefits was a $0.7 million nonrecurring charge related to the accelerated vesting of stock options in 2005 (discussed below) and $6.7 million of nonrecurring expenses in 2004. Compensation and benefits increased $7.2 million, or 4%, compared to 2004, after excluding these nonrecurring expenses from both years. The increase reflects the combination of normal merit increases, higher accruals for incentives tied to overall bank performance, higher incentive compensation for revenue-generating businesses and increased health care costs.

Occupancy and equipment decreased $6.9 million in 2005 compared to 2004, reflecting a $3.2 million, or 14%, reduction in depreciation expense and a substantially higher level of costs incurred in 2004 to upgrade personal computers throughout People’s Bank.

Professional and outside service fees increased $0.7 million in 2005, after excluding $0.4 million of nonrecurring expenses in 2004. Other non-interest expense included $2.2 million of nonrecurring expenses in 2004.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment,” which replaced SFAS No. 123 and superseded APB Opinion No. 25 and its related interpretations. Among other things, SFAS No. 123-R requires that costs resulting from all share-based payment transactions with employees be recognized in the financial statements.

On December 22, 2005, People’s Bank accelerated the vesting of all outstanding unvested stock options that had been previously awarded to employees. Shares of common stock acquired pursuant to the exercise of an accelerated option may not be sold or otherwise transferred until the earlier of (1) the date the option would have vested under the terms on which it was initially awarded, or (2) termination of the option holder’s employment with People’s Bank. The purpose of the acceleration was to eliminate compensation expense associated with these options in future years upon the adoption of SFAS No. 123-R in the first quarter of 2006. As a result of the acceleration, options to purchase 0.9 million shares of common stock became immediately exercisable. Substantially all of these options were in-the-money at the time of acceleration. The accelerated vesting of these options eliminated potential pre-tax compensation expense through 2008 of approximately $1.7 million, including approximately $0.8 million in 2006. People’s Bank recorded a one-time charge of $0.7 million in 2005 as a result of the accelerated vesting, which is included in compensation and benefits in the Consolidated Statements of Income. See Note 1 to the consolidated financial statements.

Included in total non-interest expense was $133.4 million and $1.2 million of liability restructuring costs in 2004 and 2003, respectively, and certain nonrecurring expenses totaling $9.3 million in 2004. Excluding these expenses, total non-interest expense would have decreased $7.8 million in 2004 compared to 2003.

Included in compensation and benefits was $6.7 million of nonrecurring expenses in 2004. Compensation and benefits increased $0.4 million compared to 2003, after excluding the nonrecurring expenses in 2004, reflecting a $3.8 million increase in pension-related expenses and normal salary increases, essentially offset by an approximate 4% reduction in the number of full-time equivalent employees in 2004, and lower salary and commission expense related to the substantial reduction in mortgage origination volume in 2004.

In 2004, occupancy and equipment decreased $5.5 million compared to 2003, reflecting a $6.6 million, or 22%, reduction in depreciation expense in 2004, primarily due to lower levels of capital spending.

After excluding $0.4 million of nonrecurring expenses in 2004, professional and outside service fees decreased $0.6 million in 2004 compared to 2003.

Advertising and promotion decreased $3.0 million in 2004 compared to 2003, reflecting lower spending on bank-wide advertising campaigns during 2004 and higher amortization of deferred consumer loan marketing expenses in 2003.

Discontinued Operations. Income from discontinued operations, net of income taxes, totaled $1.7 million for the first nine months of 2006, compared to $10.3 million for the year-ago period. Included in income from discontinued operations was an after-tax charge of $0.5 million (recorded in the third quarter of 2006) from the resolution of a contingency related to the sale of the People’s Bank’s credit card business in 2004 and after-tax income of $6.2 million (recorded in the second quarter of 2005) from the resolution of a significant contingency related to the credit card sale.

Following the sale of its credit card business in 2004, People’s Bank continues to generate recoveries from collection efforts on previously charged-off credit card accounts that were not included in the sale. These recoveries are included in income from discontinued operations in the Consolidated Statements of Income for periods subsequent to the sale. Recoveries, net of collection costs, totaled $3.4 million for the first nine months of 2006, compared to $6.2 million for the comparable period in 2005. The level of recoveries is expected to continue to decline due to the aging and diminishing pool of charged-off accounts.

Income from discontinued operations, net of income taxes, totaled $11.2 million in 2005 and $205.3 million in 2004. Recoveries, net of collection costs, totaled $7.7 million in 2005 and $11.2 million in 2004.

Included in income from discontinued operations in 2005 was after-tax income of $6.2 million resulting from the resolution of a significant contingency relating to the credit card sale. Included in 2004 was an after-tax gain of $198.5 million on the sale of the credit card business. See Note 21 to the consolidated financial statements.

Income Taxes. Income tax expense from continuing operations totaled $42.1 million in the first nine months of 2006, compared to $48.8 million in the 2005 period. The effective income tax rate from continuing operations was 33.7% and 34.8% for the first nine months of 2006 and 2005, respectively. The lower effective rate for 2006 primarily reflects the higher level of tax-exempt bank-owned life insurance income compared to the year-ago period.

Income tax expense (benefit) from continuing operations totaled $64.1 million in 2005 as compared to $(8.6) million in 2004. Income tax benefits of $2.0 million and $4.0 million resulting from the completion of federal tax audits are included in income tax expense (benefit) from continuing operations in 2005 and 2004, respectively. Excluding these benefits from the respective years, People’s Bank’s effective income tax rate from continuing operations would have been 34.8% in 2005 and 32.4% in 2004.

Income tax expense (benefit) from continuing operations totaled $(8.6) million in 2004 and $22.5 million in 2003. Income tax benefits of $4.0 million and $6.0 million resulting from the completion of federal tax audits are included in income tax expense (benefit) from continuing operations in 2004 and 2003, respectively. Excluding these benefits from the respective years, People’s Bank’s effective income tax rate from continuing operations would have been 32.2% in 2004 and 33.4% in 2003.

Income tax expense (benefit) for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 reflects the state tax benefit resulting from the formation of People’s Mortgage Investment Company, a wholly owned subsidiary. The formation of this subsidiary was a result of Connecticut tax legislation, which became effective on January 1, 1999, that allows for the transfer of mortgage loans to a passive investment subsidiary. The related earnings of the subsidiary, and any dividends it pays to the parent, are not subject to Connecticut income tax.

Liquidity

Liquidity is defined as the ability to generate sufficient cash flows to meet all present and future funding requirements at reasonable costs. Liquidity management addresses People’s Bank’s ability to fund new loans and investments as opportunities arise, to meet customer deposit withdrawals and to repay borrowings and subordinated notes as they mature. People’s Bank’s liquidity position is monitored daily by management. The Asset and Liability Management Committee is responsible for setting guidelines to ensure maintenance of prudent levels of liquidity.

Asset liquidity is provided by: cash; short-term investments; proceeds from security sales, maturities and principal repayments; and proceeds from scheduled principal collections, prepayments and sales of loans. In addition, certain securities may be used to collateralize borrowings under repurchase agreements. The Consolidated Statements of Cash Flows present data on cash provided by and used in People’s Bank’s operating, investing and financing activities. At September 30, 2006, People’s Bank’s liquid assets included $30 million in trading account securities, $535 million in cash and cash equivalents, and $171 million in debt securities available for sale. At September 30, 2006, People’s Bank had pledged securities available for sale with a total fair value of $140 million as collateral for public deposits, for derivatives transactions and for other purposes.

Liability liquidity is measured by People’s Bank’s ability to obtain core deposits and purchased funds at cost-effective rates that are diversified with respect to markets and maturities. Core deposits, which are considered the most stable source of liability liquidity, totaled $8.8 billion, $8.9 billion and $8.7 billion at September 30, 2006, December 31, 2005, and December 31, 2004, respectively, (representing 85%, 82% and 82% of total funding at the respective dates). Purchased funds are used from time to time to diversify People’s Bank’s funding mix and to support asset growth. People’s Bank’s purchased funds totaled $0.1 billion, $0.4 billion and $0.4 billion at September 30, 2006, December 31, 2005 and December 31, 2004 (representing 1%, 4% and 4% of total funding at the respective dates).

People’s Bank’s sources of purchased funds include: municipal deposits, brokered certificates of deposit, federal funds purchased, advances from the Federal Home Loan Bank of Boston and the Federal Reserve Bank of New York, and repurchase agreements. At September 30, 2006, People’s Bank’s borrowing limit from Federal Home Loan Bank and Federal Reserve Bank advances and repurchase agreements was $2.8 billion, based on the level of qualifying collateral available for these borrowing sources and People’s Bank had unsecured borrowing capacity of $825 million.

At September 30, 2006 and December 31, 2005, People’s Bank had outstanding commitments to originate loans totaling $1.1 billion and $766 million, respectively, and approved, but unused, lines of credit extended to customers totaling $2.2 billion at both dates. See Note 17 to the consolidated financial statements.

The sources of liquidity discussed above are deemed by management to be sufficient to fund outstanding loan commitments and to meet People’s Bank’s other obligations.

Capital

People’s Bank’s total stockholders’ equity was $1.4 billion at September 30, 2006, a $63 million increase from December 31, 2005. This increase primarily reflects net income of $85 million and a $16 million decrease in accumulated other comprehensive loss, partially offset by dividends paid of $44 million. The decrease in accumulated other comprehensive loss primarily reflects a $19 million reduction in the after-tax net unrealized loss on securities available for sale as a result of the previously mentioned sale of debt securities in the third and second quarters of 2006.

People’s Bank’s total stockholders’ equity was $1.3 billion at December 31, 2005, an $89 million net increase compared to $1.2 billion at December 31, 2004. This increase primarily reflects net income of $137 million and net stock option-related activity totaling $15 million for 2005, partially offset by dividends paid in 2005 of $52 million and an $11 million increase in Accumulated Other Comprehensive Loss since December 31, 2004. The increase in Accumulated Other Comprehensive Loss primarily reflects a $10 million increase in the after-tax net unrealized loss on securities available for sale in response to rising interest rates.

Dividends declared and paid per common share (other than shares on which People’s Mutual Holdings waived receipt of dividends) were $0.72, $0.85, $0.75 and $0.68 in the first nine months of 2006 and for the full years of 2005, 2004 and 2003, respectively. Stockholders’ equity equaled 12.7%, 11.8% and 11.2% of total assets at September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

People’s Bank’s tangible capital ratio was 11.80% at September 30, 2006, compared to the minimum ratio of 1.5% generally required by Office of Thrift Supervision regulations. People’s Bank is also subject to the Office of Thrift Supervision’s risk-based capital regulations, which require minimum ratios of leverage (core) and total risk-based capital of 4.0% and 8.0%, respectively. People’s Bank satisfied these requirements at September 30, 2006 with ratios of 11.80% and 16.19%, respectively, compared to 11.20% and 16.41%, respectively, at December 31, 2005. People’s Bank converted to a federal savings bank in August 2006. Prior to the conversion, People’s Bank was regulated by the Federal Deposit Insurance Corporation. Regulatory capital information for all dates prior to August 2006 were calculated in accordance with the capital regulations of the Federal Deposit Insurance Corporation rather than those of the Office of Thrift Supervision. While the capital regulations of these two agencies are substantially similar, they are not identical.

The following summary compares People’s Bank’s risk-based capital amounts and ratios as of September 30, 2006 to the Office of Thrift Supervision requirements for minimum capital adequacy. People’s Bank’s risk-adjusted total assets, as defined, totaled $8.5 billion at September 30, 2006.

			Office of Thrift Supervision Requirements
	People’s Bank Actual		Minimum Capital Adequacy		For Classification as Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in millions)
September 30, 2006
Tangible capital	$1,248.5	11.80%	$158.7	1.50%	n/a	n/a
Leverage (core) capital	1,248.5	11.80	423.1	4.00	$528.9	5.00%
Total-risk-based capital	1,374.7	16.19	679.2	8.00	849.0	10.00

People’s Bank’s regulatory capital ratios at September 30, 2006 exceeded the Office of Thrift Supervision’s numeric criteria for classification as a “well-capitalized” institution. See Note 11 to the consolidated financial statements for additional information concerning People’s Bank’s regulatory capital amounts and ratios.

Market Risk Management

Market risk is the risk of loss to earnings, capital and the fair market values of certain assets and liabilities resulting from changes in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk. For People’s Bank, the only relevant market risk at this time is interest rate risk, which is the potential exposure to earnings or capital that may result from changes in interest rates. People’s Bank actively manages its interest rate risk to achieve a balance between risk, earnings volatility and capital preservation. The Asset and Liability Management Committee has primary responsibility for managing People’s Bank’s interest rate risk and reports to the Treasury and Finance Committee of the Board of Directors. To evaluate People’s Bank’s interest rate risk profile, the Asset and Liability Management Committee monitors economic conditions, interest rate trends, liquidity levels and capital ratios. Management also reviews assumptions periodically for projected customer and competitor behavior, in addition to the expected repricing characteristics and cash flow projections for assets, liabilities and off-balance-sheet financial instruments. Actual conditions may vary significantly from People’s Bank’s assumptions.

Management evaluates the impact of interest rate risk on “Income at Risk” using an earnings simulation model to project earnings under multiple interest rate environments over a one-year time horizon resulting in a quantification of interest rate risk. Income at Risk includes significant interest rate sensitive income sources, such as net interest income, gains on sales of residential mortgage loans and bank-owned life insurance income.

The earnings projections are based on a static balance sheet and estimates of pricing levels for People’s Bank’s products under multiple scenarios intended to reflect instantaneous yield curve shocks. People’s Bank estimates its base case Income at Risk using current interest rates. Internal guidelines regarding interest rate risk simulation specify that for instantaneous parallel shifts of the yield curve, estimated Income at Risk for the subsequent one-year period should not decline by more than: 10% for a 100 basis point shift; 15% for a 200 basis point shift; and 20% for a 300 basis point shift.

The following table shows the estimated percentage increase (decrease) in People’s Bank’s Income at Risk over a one-year simulation period beginning September 30, 2006.

Rate Change (basis points)	Percent Change in Income at Risk
+300	10.07%
+200	7.10
+100	3.70
-100	(4.14)
-200	(10.03)
-300	(18.07)

While Income at Risk simulation identifies earnings exposure over a relatively short time horizon, Market Value of Equity takes a long-term economic perspective when quantifying interest rate risk. Market Value of Equity identifies possible margin behavior over a longer time horizon and is therefore a valuable complement of interest rate risk management. Base case Market Value of Equity is calculated by estimating the net present value of all future cash flows from existing assets and liabilities using current interest rates. The base case scenario assumes that future interest rates remain unchanged.

Internal guidelines limit the exposure of a decrease in Market Value of Equity resulting from instantaneous parallel shifts of the yield curve in the following manner: for 100 basis points – 10% of base case Market Value of Equity; for 200 basis points – 15% of base case Market Value of Equity; and for 300 basis points – 20% of base case Market Value of Equity.

The following table shows the estimated percentage decrease in People’s Bank’s Market Value of Equity, assuming various shifts in interest rates.

Rate Change (basis points)	Percent Change in Market Value of Equity
+300	(5.72)%
+200	(3.28)
+100	(1.19)
-100	(0.54)
-200	(2.80)
-300	(5.52)

Management believes People’s Bank’s interest rate risk position at September 30, 2006 represented an acceptable level of risk. However, given the uncertainty of the magnitude, timing and direction of future interest rate movements and the shape of the yield curve, actual results may vary from those predicted by People’s Bank’s models.

People’s Bank uses derivative financial instruments, including interest rate swaps and interest rate floors as components of its interest rate risk management. People’s Bank has written guidelines that have been approved by the Board of Directors and the Asset and Liability Management Committee governing the use of these financial instruments, including approved counterparties and risk limits, and controls the credit risk of these instruments through collateral, credit approvals and monitoring procedures. At September 30, 2006, each of People’s Bank’s counterparties had an investment grade credit rating from the major rating agencies and is specifically approved up to a maximum credit exposure. Derivative financial instruments have been used for market risk management purposes (principally interest rate risk) and not for trading or speculative purposes.

People’s Bank is currently using interest rate swaps and interest rate floors to manage interest rate risk associated with certain interest-earning assets and interest-bearing liabilities. Interest rate swaps, which are accounted for as fair value hedges, are used to match more closely the repricing of certain commercial real estate finance loans and the funding associated with these loans. The interest rate swaps effectively convert the funding liabilities from a variable interest rate into a fixed interest rate and consequently reduce People’s Bank’s exposure to increases in interest rates and their effect on interest income and interest expense.

People’s Bank purchased interest rate floors to partially manage its exposure to a decrease in interest income resulting from declines in certain interest rates. These interest rate floors, which are accounted for as cash flow hedges, offer protection against a decline in interest income if the one-month LIBOR-index rate used to reprice certain floating-rate commercial loans declines below the strike rate on the interest rate floors. If the one-month LIBOR-index rate falls below the specified strike rate, People’s Bank would receive an interest payment on the interest rate floor equal to the difference between the one-month LIBOR-index rate on the reset date and the strike rate, which in effect, would offset the decline in interest income earned on the hedged floating rate commercial loans from the decline in interest rates.

Foreign Currency Risk. Foreign exchange forward contracts are commitments to buy or sell foreign currency on a future date at a contractual price. People’s Bank uses these instruments on a limited basis to eliminate its exposure to fluctuations in currency exchange rates on certain of its commercial loans that are denominated in foreign currencies. Gains and losses on foreign exchange contracts substantially offset the translation gains and losses.

Derivative Financial Instruments. The following tables summarize certain information concerning the derivative financial instruments utilized by People’s Bank in its management of interest rate risk. Also see Note 17 to the consolidated financial statements.

	As of and for the nine months ended September 30, 2006
	Interest Rate Floors	Interest Rate Swaps	Foreign Exchange Contracts
	(dollars in millions)
Notional amount at period end	$700.0	$9.3	$13.3
Weighted average remaining term to maturity (in months)	52	76	2
Decrease in pre-tax income	$(0.4)	$—	$—
Fair Value:
Recognized as an asset	13.8	—	0.1
Recognized as a liability	—	0.2	—

	As of and for the year ended December 31, 2005
	Interest Rate Floors	Interest Rate Swaps	Foreign Exchange Contracts
	(dollars in millions)
Notional amount at year end	$400.0	$9.6	$17.4
Weighted average remaining term to maturity (in months)	60	85	3
Decrease in pre-tax income	$—	$(0.7)	$—
Fair Value:
Recognized as an asset	5.9	—	—
Recognized as a liability	—	0.4	—

	As of and for the year ended December 31, 2004
		Interest Rate Swaps	Interest Rate Corridors
	(dollars in millions)
Notional amount at year end		$26.2	$—
Weighted average remaining term to maturity (in months)		86	—
Decrease in pre-tax income		$(3.0)	$(0.9)
Fair value recognized as a liability		1.3	—

Off-Balance Sheet Arrangements and Contractual Obligations

Detailed discussions pertaining to People’s Bank’s off-balance sheet arrangements are included in the following sections: “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Risk Management” and “Business of People’s Bank and People’s United Financial – Sources of Funds.”

The following tables summarize People’s Bank’s contractual cash obligations, other than deposit liabilities, including operating leases at the periods indicated. Additional information concerning these contractual cash obligations is included in Notes 8, 9 and 18 to the consolidated financial statements. Purchase obligations included in the table represent those agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transactions. A substantial majority of People’s purchase obligations are renewable on a year-to-year basis. As such, the purchase obligations included in this table only reflect the contractual commitment.

	Payments Due by Period
As of December 31, 2005 (in millions)	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Borrowings	$294.9	$294.9	$—	$—	$—
Subordinated notes	108.6	43.5	—	—	65.1

Total on-balance-sheet	403.5	338.4	—	—	65.1
Operating leases	115.2	18.1	34.2	28.8	34.1
Purchase obligations	108.3	34.9	44.5	20.4	8.5

Total	$627.0	$391.4	$78.7	$49.2	$107.7

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. People’s Bank is currently evaluating FIN 48 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a definition and measurement date for fair value and expands the disclosures regarding fair-value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. People’s Bank is currently evaluating SFAS No. 157 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Among other things, SFAS No. 158 will require an employer to recognize the funded status of its pension and other postretirement benefit plans in the statement of financial position effective for fiscal years ending after December 15, 2006. SFAS No. 158 will also require the measurement of plan assets and benefit obligations as of the date of the employer’s fiscal year-end (eliminating the use of earlier measurement dates currently permissible), effective for fiscal years ending after December 15, 2008. People’s Bank is currently evaluating SFAS No. 158 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) Topic IN, “Financial Statements—Considering the Effects of Prior Year Misstatements When Qualifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), in order to address diversity in practice in qualifying financial statement misstatements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. SAB No. 108 requires that errors be quantified under both the rollover and iron curtain approaches. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB No. 108 is effective for annual financial statements for the first fiscal year ending after November 15, 2006. SAB No. 108 is not expected to have a material impact on People’s Bank’s Consolidated Financial Statements.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, commonly referred as GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Statement of Management’s Responsibility

Management is responsible for the preparation, content and integrity of the consolidated financial statements. The consolidated financial statements and related footnotes are prepared in conformity with accounting principles generally accepted in the United States of America. Management is also responsible for compliance with laws and regulations relating to safety and soundness as designated by the Federal Deposit Insurance Corporation.

The consolidated financial statements as identified in the accompanying Report of Independent Registered Public Accounting Firm have been audited by KPMG LLP, an independent registered public accounting firm. These audits were conducted in accordance with auditing standards generally accepted in the United States of America, and included tests of the accounting records and other auditing procedures considered necessary to formulate an opinion on the consolidated financial statements.

The Board of Directors of People’s Bank has an Audit Committee composed of five outside directors, each of whom meets the criteria for independence as set forth in applicable listing standards. The Audit Committee meets regularly with the independent auditors, the internal auditors and management to ensure that the system of internal control over financial reporting is being properly administered and that financial data is being properly reported. The Audit Committee reviews the scope and timing of internal audits, including recommendations made with respect to the system of internal control over financial reporting. The independent auditors and the internal auditors have free access to the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting for People’s Bank. Management maintains a system of internal control over financial reporting, including an internal audit function, which is designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized, and that accounting records are reliable for the preparation of financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that People’s Bank maintained effective internal control over financial reporting as of December 31, 2005, based on criteria in Internal Control – Integrated Framework issued by the COSO.

Management’s assessment of the effectiveness of People’s Bank’s internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

/s/ John A. Klein	/s/ Philip R. Sherringham
John A. Klein	Philip R. Sherringham
Chairman, Chief Executive Officer and President	Executive Vice President and Chief Financial Officer
March 3, 2006

BUSINESS OF PEOPLE’S BANK

People’s Bank is a federally-chartered stock savings bank headquartered in Bridgeport, Connecticut with $10.6 billion in total assets as of September 30, 2006. People’s Bank was organized in 1842 as a mutual savings bank and converted to stock form in 1988. In August 2006, People’s Bank converted from a Connecticut-chartered stock savings bank to a federally-chartered stock savings bank.

People’s Bank offers a full range of financial services to individual, corporate and municipal customers. Traditional banking activities are conducted primarily within the state of Connecticut and include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties, and accepting consumer, commercial and municipal deposits. In addition to traditional banking activities, People’s Bank provides specialized services tailored to specific markets including: personal, institutional and employee benefit trust; cash management; and municipal banking and finance. Through its subsidiaries, People’s Bank offers: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc.; equipment financing through People’s Capital and Leasing Corp. and other insurance services through R.C. Knox and Company, Inc.

This full range of financial services is delivered through a network of 75 traditional branches, 73 supermarket branches, eight limited-service branches, 23 investment and brokerage offices (22 of which are located within branch offices), five wealth management and trust offices, nine People’s Capital and Leasing offices, seven commercial banking offices and over 250 ATMs. People’s Bank’s distribution network also includes fully integrated online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network.

People’s Bank’s operations are divided into two primary business segments that represent its core businesses, commercial banking and consumer financial services. Commercial banking consists principally of commercial lending, commercial real estate finance lending and commercial deposit gathering activities. This segment also includes the equipment financing operations of People’s Capital and Leasing, cash management, correspondent banking and municipal banking. Consumer financial services includes, as its principal business lines, consumer deposit gathering activities, residential mortgage lending and home equity and other consumer lending. In addition to trust services, this segment also includes brokerage, financial advisory services, investment management services and life insurance provided by People’s Securities and other insurance services provided through R.C. Knox. In addition, treasury is responsible for managing People’s Bank’s securities portfolio and wholesale funding activities.

Market Area and Competition

People’s Bank’s primary market area is the state of Connecticut. However, substantially all of the equipment financing activities of People’s Capital and Leasing involve customers outside of Connecticut. People’s Capital and Leasing provides equipment financing for customers in 48 states. In addition, People’s Bank also participates in certain loans that aggregate $20 million or more and are shared by three or more supervised financial institutions. These loans are generally referred to as “shared national credits.” Approximately 90% of the shared national credits portfolio is to borrowers located outside of Connecticut as of September 30, 2006. People’s Bank competes for deposits, loans and financial services with commercial banks, savings institutions, commercial and consumer finance companies, mortgage banking companies, insurance companies, credit unions, and a variety of other institutional lenders and securities firms.

Connecticut is one of the most attractive banking markets in the United States with a total population of approximately 3.5 million and a median household income of $66,018 as of June 30, 2006,

ranking second in the United States and well above the U.S. median household income of $51,546, according to estimates from SNL Securities. The southern Connecticut market includes Fairfield, Middlesex, New Haven and New London Counties, while the northern Connecticut market includes Hartford, Litchfield, Tolland and Windham Counties. Fairfield County, where People’s Bank is headquartered, is the wealthiest county in Connecticut, with a June 30, 2006 median household income of $81,678 according to estimates from SNL Securities.

Median household income has increased in all of the Connecticut counties since 2000, with Fairfield, Middlesex and New Haven Counties recording the strongest growth in median household income. For the 2000 to 2006 period, Windham County had the lowest growth rate in median household income among the primary market area counties. Household income growth rates are generally projected to increase at comparable rates over the next five years as experienced during the 2000-2006 period.

The southern Connecticut market contains more than half of Connecticut’s population and a similar percentage of households. The southern Connecticut market also represents the greatest concentration of People’s Bank’s retail operations. All of the Connecticut counties experienced increases in population and households from 2000 through 2006, with the strongest growth occurring in the less populated counties of Middlesex, Tolland and Windham. However, only Tolland County’s 1.5% annual population growth rate exceeded the comparable U.S. growth rate of 1.3%. Household growth measures parallel trends in population growth. The stronger growth occurring in Tolland County (in north-central Connecticut) has been supported by the presence of the University of Connecticut. Projected population and household growth rates for Connecticut are not expected to vary materially from recent historical trends. The southern Connecticut market is expected to remain a slower growth market because it is more densely populated with greater physical limitations to growth.

The principal basis of competition for deposits is the interest rate paid for those deposits and related fees, convenient access to services through traditional and non-traditional delivery alternatives and the quality of services to customers. The principal basis of competition for loans is through the interest rates and loan fees charged and by developing relationships based on the efficiency, convenience and quality of services provided to borrowers. Further competition has been created through the rapid acceleration of commerce conducted over the Internet. This has enabled institutions, including People’s Bank, to compete in markets outside their traditional geographic boundaries.

Lending Activities

People’s Bank conducts its lending activities through its two major business segments that constitute its core business: consumer financial services and commercial banking. People’s Bank’s lending activities consist of originating loans secured by residential and commercial properties, and extending secured and unsecured loans to consumers and businesses.

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated. Amounts represent gross loans before deducting the allowance for loan losses.

			At December 31
	At September 30, 2006		2005		2004		2003		2002		2001
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in millions)
Consumer Financial Services:
Residential mortgage:
Adjustable rate	$3,787.2	41.2%	$3,410.8	39.8%	$3,156.6	39.8%	$2,940.0	41.4%	$2,515.7	37.7%	$2,266.4	35.5%
Fixed rate	90.5	1.0	97.1	1.1	109.8	1.4	149.1	2.1	355.6	5.3	464.9	7.3

Total residential mortgage	3,877.7	42.2	3,507.9	40.9	3,266.4	41.2	3,089.1	43.5	2,871.3	43.0	2,731.3	42.8

Consumer	1,310.5	14.3	1,257.5	14.7	1,140.0	14.4	980.5	13.8	969.3	14.5	928.1	14.6

Commercial Banking:
Commercial real-estate finance	1,799.3	19.6	1,778.3	20.7	1,838.1	23.1	1,699.9	23.9	1,610.2	24.1	1,540.2	24.2
Commercial lending	1,445.5	15.7	1,394.5	16.3	1,235.9	15.6	1,035.2	14.6	1,002.6	15.0	949.2	14.9
People’s Capital and Leasing Corp.	751.9	8.2	634.7	7.4	453.0	5.7	300.3	4.2	222.0	3.4	224.8	3.5

Total commercial banking	3,996.7	43.5	3,807.5	44.4	3,527.0	44.4	3,035.4	42.7	2,834.8	42.5	2,714.2	42.6

Total loans	$9,184.9	100.0%	$8,572.9	100.0%	$7,933.4	100.0%	$7,105.0	100.0%	$6,675.4	100.0%	$6,373.6	100.0%

Loan Maturity. The following table presents the contractual maturity of our loans at December 31, 2005. The table does not include the effect of prepayments or scheduled principal amortization. Prepayments and scheduled principal amortization on first mortgage loans totaled $0.7 billion for 2005.

	At December 31, 2005
	Consumer Financial Services	Commercial Banking	Total
	(In millions)
Amounts Due:
One year or less	$285.6	$903.0	$1,188.6

After one year:
One to five years	89.0	1,313.8	1,402.8
Over five years	4,416.4	1,591.3	6,007.7

Total due after one year	4,505.4	2,905.1	7,410.5

Total	$4,791.0	$3,808.1	$8,599.1

Less:
Deferred loan fees			26.2
Allowance for loan losses			75.0

Net loans			$8,497.9

The following table presents, as of December 31, 2005, the dollar amount of all loans, including deferred loan fees, due after December 31, 2006, and whether these loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2006
	Fixed	Adjustable	Total
	(In millions)
Consumer Financial Services	$288.3	$4,191.5	$4,479.8
Commercial Banking	1,375.0	1,529.5	2,904.5

Total loans due after one year	$1,663.3	$5,721.0	$7,384.3

The following table presents our loan originations, purchases, sales and principal payments for the periods indicated.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005
	(In millions)
Total loans:
Balance outstanding at beginning of period	$8,572.9	$7,933.4	$7,933.4

Originations:
Consumer Financial Services	1,455.4	1,663.6	2,155.1
Commercial Banking	2,658.2	2,438.3	3,355.3

Total originations	4,113.6	4,101.9	5,510.4

Purchases:
Consumer Financial Services	169.9	—	—
Commercial Banking	35.4	29.2	47.4
Total purchases	205.3	29.2	47.4

Less:
Principal payments:
Consumer Financial Services	1,062.2	1,102.4	1,473.3
Commercial Banking	2,487.1	2,320.2	3,102.9

Total principal payments	3,549.3	3,422.6	4,576.2

Sales	143.0	245.9	334.6
Premium amortization, discount accretion and other, net	11.7	12.1	6.1
Transfers to foreclosed real estate	2.9	1.3	1.4

Balance outstanding at end of period	$9,184.9	$8,382.6	$8,572.9

Consumer Financial Services.

Residential Mortgage Lending. People’s Bank offers its customers a wide range of residential mortgage loan products. These include conventional fixed rate loans, jumbo fixed rate loans (loans with principal balances greater than established Freddie Mac and Fannie Mae limits), adjustable rate loans, sometimes referred to as ARM loans, interest-only loans (loans where payments made by the borrower consist of only interest for a set period of time, before the payments change to principal and interest), as well as Federal Housing Authority insured loans and Connecticut Housing Finance Authority loans.

People’s Bank originates these loans through its network of branches and calling officers, as well as in the wholesale market, which accounted for approximately 66%, 59% and 57% of People’s Bank’s mortgage loan originations for the first nine months of 2006 and the full years of 2005 and 2004, respectively.
At September 30, 2006 and December 31, 2005, 93% and 97%, respectively, of the residential mortgage portfolio was secured by properties located in Connecticut. Included in residential mortgage loans are construction loans totaling $185 million, $197 million and $161 million at September 30, 2006, December 31, 2005 and 2004, respectively. For the first nine months of 2006, People’s Bank’s level of residential mortgage originations declined to $800 million, compared to $1.0 billion for the first nine months of 2005. In 2005, People’s Bank’s level of residential mortgage originations declined to $1.4 billion, compared to $1.6 billion in 2004 and $3.2 billion in 2003, consistent with industry-wide trends attributable to rising interest rates.

The mix and volume of residential mortgage loan originations vary in response to changes in market interest rates and customer preferences. Adjustable rate loans accounted for 83% of total residential mortgage originations in the first nine months of 2006, and 73%, 72% and 65% for the full years of 2005, 2004 and 2003, respectively. Overall, the volume of refinancings (approximately 40% and 46% of year-to-date 2006 and full-year 2005 originations, respectively) was less than the volume of purchase mortgages as the upward movement in interest rates continues to make the refinancing market relatively less attractive for consumers.

At September 30, 2006, the adjustable rate loan portfolio included $1.7 billion, or 44%, of interest-only loans, compared to $1.6 billion, or 47%, at December 31, 2005. See “Regulation of People’s Bank and People’s United Financial—Federally Chartered Savings Bank Regulation—Nontraditional Mortgage Products.” People’s Bank’s underwriting practices and credit review standards for such loans are consistent with those applied to other types of residential mortgage products.

Adjustable rate residential loans at September 30, 2006 increased $376 million compared to year-end 2005, while fixed-rate mortgage loans decreased $7 million. Total adjustable rate residential loans increased $254 million in 2005 compared to year-end 2004, while fixed-rate mortgage loans decreased $13 million. People’s Bank may purchase or sell adjustable rate residential loans in the secondary market from time to time as conditions warrant. The continued growth and performance of the residential mortgage loan portfolio in 2006 and 2007 may be adversely impacted by the level and direction of interest rates, consumer preferences and the regional economy.

Historically, People’s Bank has held virtually all of the adjustable-rate residential mortgage loans that it originates on its balance sheet and has sold virtually all of the fixed-rate residential mortgage loans that it originates into the secondary market.

People’s Bank has recently reassessed its pricing with respect to adjustable-rate residential mortgage loans in light of the current interest rate environment. As a result, People’s Bank believes the level of adjustable-rate residential mortgage loans it originates will be reduced significantly in the near term. People’s Bank intends to continue to actively offer residential mortgage loans of all types through its extensive distribution system. However, if a reduction in originations occurs and continues for an extended period, the balance of People’s Bank’s residential mortgage loan portfolio will decline.

Consumer Lending. The following table summarizes People’s Bank’s consumer lending portfolio by product at the dates indicated.

	As of September 30, 2006	As of December 31,
(in millions)		2005	2004
Home equity credit lines	$1,009.4	$1,027.8	$914.3
Second mortgages	267.2	184.5	145.7
Personal installment loans	15.6	25.8	60.9
Other loans	18.3	19.4	19.1

Total consumer	$1,310.5	$1,257.5	$1,140.0

People’s Bank offers Connecticut-based customers a full range of competitive products, such as home equity lines of credit, second mortgage loans, and other forms of installment and revolving credit loans. In the first quarter of 2006, People’s Bank began offering home equity credit lines and loans in Massachusetts and New York. Consumer loans also include unsecured personal installment loans that had been originated nationally in prior years and totaled $2 million at September 30, 2006, compared to $12 million and $46 million at December 31, 2005 and 2004, respectively. Future growth of People’s Bank’s consumer loan portfolio is highly dependent upon economic conditions and competitors’ strategies, as well as the success of People’s Bank’s marketing programs and information-based strategies.

At September 30, 2006 and December 31, 2005, approximately 99% and 98%, respectively, of the consumer loan portfolio was to customers located in Connecticut. The increase in consumer loans reflects growth in home equity lending, partially offset by continued declines in national unsecured personal installment loans, which continue to run off as a result of a management decision to discontinue this type of lending. Home equity lines of credit decreased $18 million, or 2% on an annualized basis, since year-end 2005, and increased $114 million, or 12%, during 2005. The slower rate of portfolio growth in a rising interest rate environment reflects nationwide trends.

Commercial Banking. The Commercial banking lending businesses include commercial real estate finance, commercial lending and equipment financing by People’s Capital and Leasing. Shared national credits are included in the commercial real estate finance and commercial lending portfolios.

Commercial Real Estate Finance. People’s Bank manages the commercial real estate finance portfolio by limiting the concentration in any loan type, term, industry, or to any individual borrower. People’s Bank’s primary strategy is to focus on lending in the state of Connecticut and adjacent states that represent its home market. In addition, People’s Bank will purchase interests in out-of-state loan participations. Included in commercial real estate finance loans are shared national credits totaling $204 million, $143 million and $105 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively. People’s Bank’s highest loan concentration was in the residential sector, which represented 29% of this loan portfolio at September 30, 2006, compared to 25% at December 31, 2005 and 17% at year-end 2004. Much of the growth in the residential sector was due to increases in shared national credits totaling $78 million, or 97%, for the first nine months of 2006 and $70 million, or 52% for 2005.

	As of September 30, 2006	As of December 31,
(in millions)		2005	2004
Property Type:
Residential	$520.0	$439.9	$305.8
Retail	396.8	435.0	494.0
Office buildings	363.8	367.1	472.9
Industrial/manufacturing	181.2	202.9	244.3
Hospitality and entertainment	72.2	90.1	86.1
Self storage/industrial	98.4	84.9	73.9
Special use	48.2	52.3	54.2
Health care	52.8	47.0	38.9
Land	51.0	44.8	50.4
Other properties	14.9	14.3	17.6

Total commercial real estate finance	$1,799.3	$1,778.3	$1,838.1

At September 30, 2006, approximately 68% of People’s Bank’s commercial real estate finance portfolio was secured by properties located in Connecticut, compared to approximately 74% and 76% at December 31, 2005 and 2004, respectively. Included in this portfolio are construction loans totaling $567 million, $512 million and $429 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Commercial real estate finance is dependent on the successful operation of the related income-producing real estate. Accordingly, the income streams generated by this portfolio can be impacted by changes in the real estate market and, to a large extent, Connecticut’s economy. The commercial real estate finance portfolio increased 2% annualized in the first nine months of 2006 and decreased 3% in 2005 after growing 8% in 2004. The decrease in 2005 and slow growth in 2006 reflects the high level of loan prepayments and People’s Bank’s focus on maintaining strong asset quality standards in a competitive market characterized by aggressive pricing and less attractive underwriting terms. The growth and performance of this portfolio is largely dependent on the economic environment in Connecticut and may be adversely impacted if the economy slows in 2006 and 2007.

Commercial Lending. People’s Bank provides diversified products and services to its commercial customers, including short-term working capital credit facilities, term financing, asset-based loans, letters of credit, Internet-based cash management services and commercial deposit accounts.

Commercial products are generally packaged together to create a financing solution specifically tailored to the needs of the customer. Taking a total relationship-focused approach with commercial customers to meet their financing needs has resulted in substantial growth in non-interest-bearing deposits over time, as well as in opportunities to provide other banking services to principals and employees of these commercial customers.

The borrower’s ability to repay a commercial loan is closely tied to the ongoing profitability and cash flow of the borrower’s business. Consequently, a commercial loan tends to be more directly impacted by changes in economic cycles that affect businesses generally and the borrower’s business specifically. The availability of adequate collateral is a factor in commercial loan decisions, and loans are generally collateralized and/or guaranteed by third parties.

	As of September 30, 2006	As of December 31,
(in millions)		2005	2004
Industry:
Manufacturing	$428.2	$414.7	$323.3
Finance, insurance and real estate	302.7	330.4	235.8
Service	224.7	208.0	225.5
Wholesale distribution	114.6	127.0	126.9
Retail sales	111.7	103.6	114.0
Health services	109.5	91.9	87.9
Arts/entertainment/recreation	53.3	30.7	36.9
Transportation/utility	24.3	24.8	20.7
Other	76.5	63.4	64.9

Total commercial lending	$1,445.5	$1,394.5	$1,235.9

In the first nine months of 2006 , the commercial lending portfolio increased $51 million, or 5% on an annualized basis, compared to increases of $159 million, or 13%, in 2005 and $201 million or 19% in 2004. The increase in the first nine months of 2006 includes a $17 million, or 7% annualized, increase in shared national credits, compared to an increase of $61 million, or 24%, for the full year of 2005. Included in commercial lending are shared national credits totaling $338 million, $321 million and $260 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively. At September 30, 2006, approximately 67% of the commercial loan portfolio consisted of loans to Connecticut-based businesses, compared to approximately 69% and 72% at December 31, 2005 and 2004, respectively. The manufacturing sector remains People’s Bank’s highest commercial loan concentration. Growth in the finance, insurance and real estate sector in 2005 reflects an increase of $88 million in loans to real estate investment trusts. While People’s Bank continues to focus on asset quality, the performance of the commercial lending portfolio may be adversely impacted if the economy slows in 2006 or 2007.

Shared National Credits. At September 30, 2006, the shared national credits loan portfolio totaled $542 million, compared to $464 million and $365 million at December 31, 2005 and 2004, respectively, and represented 14%, 12% and 10% of the total commercial banking loan portfolio at the respective dates. As discussed above, included in the shared national credits portfolio at September 30, 2006, December 31, 2005 and 2004 were commercial loans totaling $338 million, $321 million and $260 million, respectively, and commercial real estate finance loans totaling $204 million, $143 million and $105 million, respectively.

People’s Bank will purchase, and to a lesser extent sell, interests in shared national credits from and to other financial institutions having comparable asset quality standards. At September 30, 2006, the shared national credits loan portfolio included $524 million in loans purchased from other financial institutions and $18 million in loans originated by People’s Bank.

At September 30, 2006, approximately $56 million, or 10%, of the shared national credits loan portfolio is to borrowers that are headquartered in Connecticut, while approximately $232 million, or 43%, is to borrowers located in California, Florida and New York. Over time, People’s Bank may grow this portfolio to represent approximately 15% of the overall commercial banking loan portfolio.

People’s Capital and Leasing Corp. People’s Capital and Leasing provides equipment financing for customers in 48 states, specializing in financing for the printing, transportation/utility, general manufacturing, and packaging industries. People’s Capital and Leasing will buy or sell portions of financing transactions in the secondary market to manage the concentration risk of the overall portfolio. At September 30, 2006, approximately 3% of the portfolio consisted of Connecticut-based businesses, while approximately 40% were to customers located in California, Texas, Illinois and Florida. The People’s Capital and Leasing portfolio grew $117 million, or 25% on an annualized basis, in the first nine months of 2006, and grew $182 million, or 40%, in 2005 and $153 million, or 51%, in 2004, reflecting management’s decision to grow this portfolio through higher loan originations. Operating on a national scale, People’s Capital and Leasing represented 19% of the commercial banking loan portfolio at September 30, 2006, compared to 17% and 13% at year-end 2005 and 2004, respectively. Portfolio growth in 2007 may not continue at recent levels.

	As of September 30, 2006	As of December 31,
(in millions)		2005	2004
Industry:
Printing	$295.0	$263.0	$182.2
General manufacturing	117.2	118.0	82.5
Transportation/utility	159.2	100.3	38.8
Packaging	70.8	63.8	68.7
Retail sales	67.0	41.5	26.5
Service	23.1	26.1	24.5
Wholesale distribution	12.8	12.4	14.0
Health services	6.5	8.5	13.1
Finance, insurance and real estate	0.3	1.1	2.7

Total People’s Capital and Leasing	$751.9	$634.7	$453.0

Loan Approval Procedures and Authority. People’s Bank has different loan approval procedures depending on the type of loan.

Commercial Loan Approval Procedures and Authority. Commercial loan approval authority is granted to People’s Bank loan officers by department (commercial loan, commercial real estate finance, small business lending, shared national credits, and classified assets) and People’s Bank’s twelve lending authority levels.

No lending officer, regardless of lending classification, may approve a credit request on a single-signature basis. The management-level Credit Policy Committee approves commercial lending and commercial real estate finance credits rated “watch” or better up to and including $10.0 million in total exposure (outstanding credit facilities plus new extensions of credit), and up to and including $5.0 million for credits rated “special mention” or worse. Commercial lending and commercial real estate finance credits in excess of these amounts are submitted to the Board-level Loan Review Committee for approval.

The Credit Policy Committee may approve shared national credits of up to $20.0 million which are rated “satisfactory” or better. In addition, each year the Credit Policy Committee may approve six new shared national credits commercial and industrial transactions and real estate investment trust transactions that exceed $20.0 million but do not exceed $25.0 million in total exposure and are rated “satisfactory” or better. Shared national credits in excess of these amounts must be submitted to the Loan Review Committee for approval. Any shared national credits approvals in excess of $10.0 million must be reported to the Loan Review Committee at a subsequent meeting.

The in-house lending limit to one borrower, currently $50.0 million, is set jointly by the Credit Policy Committee and the Loan Review Committee. The Loan Review Committee may increase this limit on a case-by-case basis based on the overall creditworthiness of the borrower, as well as geographic, property type and industry concentration criteria within a particular lending relationship.

The commercial loan origination and underwriting process begins when a borrower or prospect expresses an interest in a commercial loan product to a commercial loan officer. The loan officer is responsible for managing the underwriting process in conjunction with the region manager, market manager and department head, as appropriate. Each loan officer is responsible for developing, documenting and making loans in accordance with policy. The loan officer is also required to conform to applicable line of business procedural guidelines with respect to debt coverage ratios, loan-to-value ratios, completion of loan submissions and to ensure compliance with applicable laws and regulations. People’s Bank also requires borrowers to obtain flood insurance, prior to closing, for all loans secured by real estate within a designated flood zone.

Real estate appraisers are engaged by the commercial appraisal department, and are generally selected from an approved appraiser list. All third-party appraisals of commercial properties where transactions are greater than $250,000 are submitted in writing and are reviewed by the commercial appraisal department prior to closing to verify that the methods, assumptions and conclusions used in the appraisal are reasonable and appropriate for the transaction and the property.

Residential and Consumer Loan Approval Procedures and Authority. Residential mortgage loan and consumer loan approval authority is delegated to individuals based on loan type, loan size, and where appropriate, occupancy of property securing the loan. Residential and consumer lending policies and delegation of lending authorities are reviewed and approved annually by the Board-level Loan Review Committee. Dual authorization is required for larger credits, as discussed in the following paragraph. Levels of approval authority, which include lending limit increases (recommended by senior department management), are reviewed quarterly and approved by the Executive Vice President for Consumer

Financial Services. People’s Bank has no in-house limit on loans to one borrower for residential and consumer loans, but is subject to such limitations under the Home Owners’ Loan Act. See “Regulation of People’s Bank and People’s United Financial–Federally Chartered Savings Bank Regulation–Loans to One Borrower.”

People’s Bank’s Senior Vice President of residential lending is authorized to approve residential mortgage loans up to and including $2.0 million and home equity loans up to and including $1.0 million. First Vice Presidents of residential lending may approve residential mortgage loans up to and including $1.5 million, and two such officers may jointly approve loans up to and including $1.75 million. First Vice Presidents may also approve home equity loans up to and including $750,000.

All residential mortgage loans greater than $2.0 million up to and including $5.0 million, and home equity loans greater than $1.0 million up to and including $2.0 million may be approved by People’s Bank’s Executive Vice President for Consumer Financial Services, acting alone; by the Senior Vice President of residential lending and one Executive Vice President other than the Executive Vice President for Consumer Financial Services; or by any two Executive Vice Presidents other than the Executive Vice President for Consumer Financial Services. All loans over $3.0 million must be reported to the Loan Review Committee at the next meeting of the committee following approval of the loan. The Loan Review Committee must approve residential mortgage loans in excess of $5.0 million and home equity loans in excess of $2.0 million.

Authorized residential lenders are responsible for determining the total direct, indirect and contingent liabilities of borrowers and assuring compliance with People’s Bank’s residential and consumer lending underwriting policies.

The following describes People’s Bank’s residential and consumer lending procedures:

Residential Lending. People’s Bank utilizes an automated underwriting system as a tool when making the loan decision. The automated underwriting system allows for the streamlining of document and appraisal requirements for certain loan products.

Retail loan processors obtain credit reports on all retail loan applications prior to loan approval. Wholesale loan application files contain a credit report when they are submitted by the broker. If a credit report is not available, industry standard alternative credit references are provided. The documentation required to support income and assets is based on information from the automated underwriting system, or a specific secondary market investor requirement. If necessary, direct verification of information such as employment data and deposits with institutions is performed by loan processors for retail loans, and provided by brokers for wholesale loans.

Standard FNMA/FHLMC appraisals are performed by appropriately licensed appraisers, and are obtained for all residential mortgages. Life-of-loan flood certifications are ordered from an outside vendor at the time the appraisal is ordered (for retail loans), or when the loan is approved (for wholesale loans). The type of appraisal report is dependent upon the automated underwriting system’s response for the loan. The appraisal report is reviewed by the loan processor and/or underwriter. The appraisal department staff is consulted for guideline and property value questions.

Consumer Lending. The consumer loan credit department reviews and processes consumer loan applications. The authorized consumer lender is responsible for making the credit decision. Credit decisions are based on the applicant’s ability, stability and willingness to pay as demonstrated by income, job stability and credit history. Credit reports, containing credit scores, are obtained on all loan applications. Approval by an authorized consumer lender is documented on the underwriter’s summary contained in the loan file.

Asset Quality

People’s Bank actively manages asset quality through its underwriting practices and collection operations. Underwriting practices tend to focus on optimizing the return of a given risk classification while collection operations focus on minimizing losses once an account becomes delinquent.

A loan is classified as non-accrual generally when it becomes 90 days past due as to interest or principal payments. All previously accrued but unpaid interest on non-accrual loans is reversed from interest income in the current period. Interest payments received on non-accrual loans (including impaired loans) are generally recognized as income, although such interest payments may be applied as a reduction of principal if future collections are doubtful. A loan remains on non-accrual status until the factors that indicated doubtful collectibility no longer exist or until a loan is determined to be uncollectible and is charged off against the allowance for loan losses. The classification of a loan as non-performing does not necessarily indicate that loan principal and interest ultimately will not be collected.

People’s Bank’s historical experience suggests that a portion of these assets will eventually be recovered. All non-performing loans are in various stages of collection, workout, settlement or foreclosure. When loan workout efforts are exhausted and it is determined that the borrower is unable to repay the obligation, People’s Bank will complete foreclosure procedures, if applicable. Restructured commercial and commercial real estate finance loans are those for which concessions to below market terms, such as below market interest rates or deferral of interest, have been granted due to the borrowers’ financial condition.

At September 30, 2006 and December 31, 2005, 2004 and 2003, loans delinquent 60 days to 89 days and 90 days or more were as follows:

	At September 30, 2006
	60-89 Days		90 Days or More
	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans
	(Dollars in millions)
Consumer Financial Services	128	$4.9	173	$9.0
Commercial Banking	36	14.3	98	10.1

Total delinquent loans (60 days and over)	164	$19.2	271	$19.1

Delinquent loans (60 days and over) to total loans		0.21%		0.21%

	2005				2004				2003
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More
	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans	No. of Loans	Principal Balance of Loans
	(Dollars in millions)
Consumer Financial Services	213	$4.0	202	$7.9	232	$5.6	245	$8.0	397	$9.9	614	$13.6
Commercial Banking	23	6.2	101	10.1	24	5.4	79	12.3	32	2.5	68	15.8

Total delinquent loans (60 days and over)	236	$10.2	303	$18.0	256	$11.0	324	$20.3	429	$12.4	682	$29.4

Delinquent loans (60 days and over) to total loans		0.12%		0.21%		0.14%		0.26%		0.17%		0.41%

Non-Performing Assets. Non-performing assets totaled $22.9 million at September 30, 2006, an increase of $0.9 million or 4% compared to December 31, 2005 and improved 1 basis point to 0.25% of total loans, real estate owned and repossessed assets at September 30, 2006. Total non-performing assets at December 31, 2005 represented a decrease of $6.6 million, or 23%, from December 31, 2004 and an improvement of 10 basis points to 0.26% of total loans, real estate owned and repossessed assets at December 31, 2005. For the September 30, 2006 to year-end 2005 comparison, the slight increase in non-performing assets reflects increases in non-performing commercial loans, non-performing residential mortgage loans and non-performing commercial real estate finance loans of $1.7 million, $1.1 million and $0.8 million, respectively, and a $1.4 million increase in repossessed equipment financed by People’s Capital and Leasing, partially offset by a $4.1 million reduction in People’s Capital and Leasing non-performing loans. The net change in non-performing commercial real estate finance loans since December 31, 2005 reflects one loan totaling $12.1 million that was classified as non-performing in the first quarter of 2006, a $5.5 million partial payment on that loan received in the third quarter of 2006, and one non-performing loan totaling $5.5 million that was favorably resolved in the first quarter of 2006 and generated a $2.3 million cash recovery. For the year-end 2005 to year-end 2004 comparison, reductions of $3.9 million and $2.9 million in non-performing commercial and commercial real estate finance loans, respectively, were partially offset by an increase of $1.1 million in non-performing People’s Capital and Leasing loans.

The level of non-performing assets is expected to fluctuate in response to changing economic and market conditions, and the relative sizes of the respective loan portfolios, along with management’s degree of success in resolving problem assets.

The following table presents information regarding non-accrual loans, restructured loans, and real estate owned and repossessed assets as of the dates indicated.

	At September 30, 2006	At December 31,
		2005	2004	2003	2002	2001
	(Dollars in millions)
Non-accrual loans:
Residential mortgage	$7.8	$6.7	$7.5	$11.4	$13.2	$14.7
People’s Capital and Leasing Corp.	2.1	6.2	5.1	4.2	3.3	1.7
Commercial real estate finance	6.6	5.8	8.7	11.4	10.2	5.9
Commercial	3.0	1.3	5.2	3.3	4.8	2.8
Consumer	1.3	1.3	0.9	2.5	3.4	4.0

Total non-accrual loans	20.8	21.3	27.4	32.8	34.9	29.1
Restructured loans	—	—	—	1.0	—	—

Total non-performing loans	20.8	21.3	27.4	33.8	34.9	29.1

Real estate owned (REO) and repossessed assets, net	2.1	0.7	1.2	0.5	0.7	1.4

Total non-performing assets	$22.9	$22.0	$28.6	$34.3	$35.6	$30.5

Non-performing loans as a percentage of total loans	0.23%	0.25%	0.35%	0.48%	0.52%	0.46%
Non-performing assets as a percentage of total loans, real estate owned (REO) and repossessed assets	0.25	0.26	0.36	0.48	0.53	0.48
Non-performing assets as a percentage of stockholders’ equity and allowance for loan losses	1.61	1.62	2.25	3.20	3.53	3.02

At September 30, 2006 and at December 31, 2005, 2004, 2003, 2002 and 2001, People’s Bank’s portfolio did not include any loans, not included in the table above, which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

As of September 30, 2006, if all non-accruing loans had been current in accordance with their terms and had been outstanding throughout the nine month period ended September 30, 2006, or since origination if held for part of the period, the gross interest income that would have been recorded in that period on such loans would have amounted to approximately $2.4 million. The amount of interest income on the non-accruing loans included in net income for the nine month period ended September 30, 2006 was $0.9 million.

Allowance for Loan Losses. The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	At or for the Nine Months Ended September 30, 2006	At or for the Year Ended December 31,
		2005	2004	2003	2002	2001
	(Dollars in millions)
Beginning allowance for loan losses	$75.0	$72.5	$70.5	$69.2	$73.7	$66.7
Charge-offs:
Consumer Financial Services:
Residential mortgage	(0.1)	(0.1)	(0.2)	(0.1)	—	(0.9)
Consumer	(2.4)	(4.9)	(9.7)	(16.8)	(25.3)	(29.4)
Commercial Banking:
Commercial real estate finance	—	(0.1)	(3.2)	—	—	(0.1)
Commercial lending	(4.4)	(0.9)	(0.6)	(1.2)	(3.4)	(11.2)
People’s Capital and Leasing Corp.	(0.4)	(3.1)	(1.5)	(2.0)	(2.4)	(0.9)

Total charge-offs	(7.3)	(9.1)	(15.2)	(20.1)	(31.1)	(42.5)

Recoveries:
Consumer Financial Services:
Residential mortgage	0.1	0.2	0.2	0.1	0.4	0.4
Consumer	1.2	2.0	2.8	2.9	2.6	1.8
Commercial Banking:
Commercial real estate finance	2.5	0.1	0.1	0.2	0.6	1.6
Commercial lending	0.3	0.4	0.3	1.4	0.7	0.4
People’s Capital and Leasing Corp.	0.2	0.3	0.5	0.1	0.1	—

Total recoveries	4.3	3.0	3.9	4.7	4.4	4.2

Net loan charge-offs	(3.0)	(6.1)	(11.3)	(15.4)	(26.7)	(38.3)
Provision for loan losses	2.0	8.6	13.3	16.7	22.2	45.3

Ending allowance for loan losses	$74.0	$75.0	$72.5	$70.5	$69.2	$73.7

Allowance for loan losses as a percentage of total loans	0.81%	0.87%	0.91%	0.99%	1.04%	1.16%
Allowance for loan losses as a percentage of non-performing loans	354.9	352.5	264.6	208.4	198.2	253.3
Net loan charge-offs as a percentage of average loans outstanding	0.05%	0.07%	0.15%	0.22%	0.42%	0.55%

The allowance for loan losses is established through provisions for loan losses charged to income. Losses on loans, including impaired loans, are charged to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance for loan losses when realized. People’s Bank maintains the allowance for loan losses at a level that is believed to be adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors. These factors include, but are not limited to: People’s Bank’s historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate finance, commercial and People’s Capital and Leasing loans, and the results of ongoing reviews of those ratings by People’s Bank’s independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and current economic conditions. While People’s Bank seeks to use the best available information to make these evaluations, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions, results of regulatory examinations, further information obtained regarding known problem loans, the identification of additional problem loans and other factors.

Allowance for Loan Losses Allocated by Type of Loan. Based on a review of trends in key factors used in determining the adequacy of the allowance for loan losses allocated by type of loan, including portfolio growth and changes in risk classifications, People’s Bank increased the allowance for loan losses and the provision for loan losses by $2.0 million for the commercial loan portfolio and by $1.0 million for the People’s Capital and Leasing loan portfolio in the first nine months of 2006. These increases were offset by a reduction to the allowance for loan losses and a corresponding reduction to the provision for loan losses for the commercial real estate finance loan portfolio totaling $2.0 million, the consumer loan portfolio totaling $1.0 million and the residential mortgage loan portfolio totaling $1.0 million. In 2005, People’s Bank increased the allowance for loan losses and the provision for loan losses by $2.5 million in the People’s Capital and Leasing loan portfolio and $2.0 million in the commercial loan portfolio. These increases were partially offset by a reduction to the allowance for loan losses and a corresponding reduction to the provision for loan losses in the consumer loan portfolio totaling $2.0 million, reflecting a $34 million, or 74%, decline in the national consumer loan portfolio since December 31, 2004. As a result of these changes, the total allowance for loan losses declined $1.0 million in the first nine months of 2006 and increased $2.5 million for the full year of 2005.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Net Charge-Offs and Provision for Loan Losses.”

The following tables present our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at September 30, 2006 and at December 31, 2005, 2004, 2003, 2002 and 2001.

	At September 30, 2006
	Amount	Percent of Loans to Total Loans
Consumer Financial Services:
Residential mortgage	$2.0	42.2%
Consumer	2.0	14.3
Commercial Banking:
Commercial real estate finance	28.5	19.6
Commercial lending	27.5	15.7
People’s Capital and Leasing Corp.	14.0	8.2

Total allowance for loan losses	$74.0	100.0%

	At December 31,
	2005		2004		2003		2002		2001
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in millions)
Consumer Financial Services:
Residential mortgage	$3.0	40.9%	$3.0	41.2%	$3.0	43.5%	$3.0	43.0%	$8.0	42.8%
Consumer	3.0	14.7	5.0	14.4	9.5	13.8	11.5	14.5	14.0	14.6
Commercial Banking:
Commercial real estate finance	30.5	20.7	30.5	23.1	28.0	23.9	28.2	24.1	26.4	24.2
Commercial lending	25.5	16.3	23.5	15.6	21.5	14.6	21.7	15.0	22.0	14.9
People’s Capital and Leasing Corp.	13.0	7.4	10.5	5.7	8.5	4.2	4.8	3.4	3.3	3.5

Total allowance for loan losses	$75.0	100.0%	$72.5	100.0%	$70.5	100.0%	$69.2	100.0%	$73.7	100.0%

Net Loan Charge-Offs (Recoveries) as a Percentage of Average Total Loans

	For the Nine Months Ended September 30, 2006 (annualized)	For the Year Ended December 31,
		2005	2004	2003	2002	2001
People’s Capital and Leasing Corp.	0.05%	0.54%	0.27%	0.77%	1.04%	0.39%
Consumer	0.13	0.24	0.66	1.48	2.44	3.15
Commercial lending	0.38	0.04	0.03	(0.02)	0.30	1.18
Commercial real estate finance	(0.19)	—	0.18	(0.02)	(0.04)	(0.10)
Residential mortgage	—	—	—	—	(0.02)	0.02

Total portfolio	0.05%	0.07%	0.15%	0.22%	0.42%	0.62%

Investment Activities

People’s Bank has historically utilized the securities portfolio for earnings generation (in the form of interest and dividend income), liquidity, interest rate risk management, asset diversification and tax planning. Securities available for sale are used as part of People’s Bank’s asset/liability management strategy and may be sold in response to, or in anticipation of, factors such as changes in market conditions and interest rates, changes in security prepayment rates, liquidity considerations and regulatory capital requirements. People’s Bank primarily invests in debt securities rated in the four highest categories assigned by a nationally recognized statistical ratings organization. Management has internal guidelines for the credit quality and duration of People’s Bank’s debt securities portfolio and monitors these on a regular basis.

People’s Bank strives to maintain an appropriate balance between loan portfolio growth and core deposit funding. People’s Bank’s management currently believes that, other than for transitional deployment of excess core deposits or excess equity, a large securities portfolio funded with wholesale borrowings provides limited economic value. As part of this focus, People’s Bank has reduced its securities portfolio by $3.0 billion since December 31, 2002 and increased its loans by $2.5 billion over the same period. People’s Bank has also reduced borrowings by $2.4 billion since year-end 2002. During the third quarter of 2006, People’s Bank sold $810 million of debt securities as part of restructuring activities to better position its balance sheet for the current interest rate environment. At September 30, 2006, People’s Bank had a securities portfolio of $202 million, or 2% of total assets, and wholesale borrowings of $14 million, or less than 1% of total assets, ratios well below industry averages.

At December 31, 2005, People’s Bank’s securities portfolio totaled $1.4 billion, a $708 million, or 34%, decline from year-end 2004. In addition, the securities portfolio declined $334 million, or 14%, in 2004 compared to 2003. The reduction in the securities portfolio reflects the substitution of higher-yielding loans for lower-yielding securities as securities pay down and mature. The securities portfolio represented 14% of earning assets at December 31, 2005, compared to 21% at year-end 2004 and 25% at year-end 2003, consistent with management’s goal of reducing the percentage of securities to earning assets.

In 2005, People’s Bank decreased and continued realigning the types of securities within the debt securities portfolio. Of the securities that remained in the portfolio at December 31, 2005, the mortgage-backed securities and collateralized mortgage obligations (CMOs) portfolio represented 78% of the debt securities portfolio at December 31, 2005, compared to 75% at year-end 2004 and 62% at December 31,

2003. In addition, the U.S. Treasury and Agency portfolio was further reduced in 2005 and represented 22% of the debt securities portfolio at year end, compared to 24% and 29% at December 31, 2004 and 2003, respectively.

At September 30, 2006, the book value and the market value of the securities available for sale portfolio were approximately equivalent compared to net unrealized losses of $28.9 million, $14.1 million and $14.3 million at year-end 2005, 2004 and 2003, respectively. The significant improvement in the unrealized loss in 2006 is due to the sale of securities during 2006 and the resulting significantly smaller securities portfolio. All unrealized gains and those unrealized losses representing temporary declines in value are recorded in stockholders’ equity, net of income taxes. As a result, management anticipates continued fluctuations in stockholders’ equity due to changes in the fair value of these securities. For a discussion of the regulatory capital treatment of unrealized gains and losses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Capital.”

The duration of the debt securities portfolio was approximately 0.09 years at September 30, 2006, compared to 1.7 years at year-end 2005.

The following table presents our securities activity for the periods indicated.

	For the Nine Months Ended September 30, 2006	For the Year Ended December 31,
		2005	2004	2003
Securities:
Carrying value at beginning of period	$1,335.7	$2,059.5	$2,386.9	$3,230.3

Purchases:
Held to maturity	—	—	—	—
Available for sale debt securities	288.7	41.9	1,300.8	2,303.9
Equity securities	4.6	175.0	102.5	66.1
Calls:
Held to maturity	—	—	—	—
Available for sale debt securities	—	(193.5)	(522.6)	(945.4)
Equity securities	—	—	—	—
Maturities:
Held to maturity	(0.3)	—	—	—
Available for sale debt securities	(375.3)	(549.7)	(554.4)	(1,765.6)
Equity securities	—	—	—	—
Sales:
Held to maturity	—	—	—	—
Available for sale debt securities	(1,097.8)	—	(442.3)	(212.9)
Equity securities	(10.1)	(175.0)	(198.5)	(268.6)
Premium amortization, discount accretion, net and other	(2.2)	(7.7)	(13.1)	(45.8)
Change in unrealized gain or loss	29.1	(14.8)	0.2	24.9

Net decrease in securities	(1,163.3)	(723.8)	(327.4)	(843.5)

Carrying value at end of period	$172.4	$1,335.7	$2,059.5	$2,386.9

The following table presents our mortgage-backed securities activity for the periods indicated.

	For the Nine Months Ended September 30, 2006	For the Year Ended December 31,
		2005	2004	2003
Mortgage-backed securities:
Carrying value at beginning of period	$1,014.9	$1,514.0	$1,406.2	$1,899.0

Purchases:
Held to maturity	—	—	—	—
Available for sale	—	38.7	823.9	1,253.1
Principal Payments:
Held to maturity	—	—	—	—
Available for sale	(222.0)	(519.5)	(475.0)	(1,653.3)
Sales:
Available for sale	(812.3)	—	(220.6)	(50.1)
Premium amortization, discount accretion, net and other	(2.4)	(7.5)	(12.2)	(29.4)
Change in unrealized gain or loss	21.8	(10.8)	(8.3)	(13.1)

Net (decrease) increase in securities	(1,014.9)	(499.1)	107.8	(492.8)

Carrying value at end of period	$—	$1,014.9	$1,514.0	$1,406.2

The following tables present the composition of our securities portfolio in dollar amount and in percentage of each investment type at the dates indicated.

	At September 30, 2006
	Carrying Value	Percent of Total (1)	Fair Value
	(Dollars in millions)
Trading account securities	$29.5	14.6%	$29.5

Securities held to maturity:
Mortgage-backed securities	1.1	0.5	1.1

Total securities held to maturity	1.1	0.5	1.1

Securities available for sale:
Debt securities:
US Treasury and agency	145.4	72.0	145.4

Total debt securities	145.4	72.0	145.4

Equity securities:
Federal Home Loan Bank stock	25.2	12.5	25.2
Other	0.5	0.3	0.7

Total equity securities	25.7	12.8	25.9

Total securities available for sale	171.1	84.8	171.3

Net unrealized gains on securities available for sale	0.2	0.1	—
Total securities available for sale, at fair value	171.3	84.9	171.3

Total securities	$201.9	100.0%	$201.9

(1)	Based on carrying value for each investment type.

	At December 31,
	2005			2004			2003
	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value	Carrying Value	Percent of Total (1)	Fair Value
	(Dollars in millions)
Trading account securities	$27.3	2.0%	$27.3	$11.7	0.6%	$11.7	$18.1	0.7%	$18.1

Securities held to maturity:
Corporate and other	1.3	0.1	1.3	1.3	0.1	1.3	1.3	0.1	1.3
Mortgage-backed securities	0.1	—	0.1	0.1	—	0.1	0.1	—	0.1

Total securities held to maturity	1.4	0.1	1.4	1.4	0.1	1.4	1.4	0.1	1.4

Securities available for sale:
Debt securities:
Mortgage-backed securities and collateralized mortgage obligations (CMOs)	1,036.7	76.1	1,014.9	1,525.0	73.6	1,514.0	1,408.9	58.6	1,406.2
US Treasury and agency	295.0	21.6	287.7	488.8	23.6	485.1	666.1	27.7	663.3
Corporate and other	—	—	—	26.2	1.3	26.7	195.2	8.1	188.2
State and municipal	—	—	—	0.7	—	0.7	1.6	0.1	1.6

Total debt securities	1,331.7	97.7	1,302.6	2,040.7	98.5	2,026.5	2,271.8	94.5	2,259.3

Equity Securities:
Federal Home Loan Bank stock	30.6	2.2	30.6	30.6	1.5	30.6	93.8	3.9	93.8
Preferred stocks	—	—	—	—	—	—	18.7	0.8	18.4
Common stocks	—	—	—	—	—	—	1.1	—	1.1
Other	0.9	0.1	1.1	0.9	—	1.0	14.4	0.6	12.9

Total equity securities	31.5	2.3	31.7	31.5	1.5	31.6	128.0	5.3	126.2

Total securities available for sale	1,363.2	100.0	1,334.3	2,072.2	100.0	2,058.1	2,399.8	99.8	2,385.5

Net unrealized loss on securities available for sale	(28.9)	(2.1)	—	(14.1)	(0.7)	—	(14.3)	(0.6)	—
Total securities available for sale, at fair value	1,334.3	97.9	1,334.3	2,058.1	99.3	2,058.1	2,385.5	99.2	2,385.5

Total securities	$1,363.0	100.0%	$1,363.0	$2,071.2	100.0%	$2,071.2	$2,405.0	100.0%	$2,405.0

(1)	Based on carrying value for each investment type.

Carrying Values, Rates and Maturities. The table below presents information regarding the carrying values, weighted average rates and contractual maturities of our securities portfolio at September 30, 2006.

	At September 30, 2006
	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total
	Carrying Value	Weighted Average Rate	Carrying Value	Weighted Average Rate	Carrying Value	Weighted Average Rate	Carrying Value	Weighted Average Rate	Carrying Value	Weighted Average Rate
	(Dollars in millions)
Trading account securities	$11.9	4.68%	$15.7	5.02%	$—	—%	$1.9	3.54%	$29.5	4.79%

Securities held to maturity:	—	—
Corporate and other	—	—	1.1	5.92	—		—	—	1.1	5.92
Mortgage-backed securities	—	—	—	—	—	—	—	—	—	—

Total securities held to maturity	—	—	1.1	5.92	—	—	—	—	1.1	5.92

Securities available for sale:
Debt securities:
US Treasury and agency	145.4	5.12	—	—	—	—	—	—	145.4	5.12

Total debt securities	145.4	5.12	—	—	—	—	—	—	145.4	5.12

Equity securities:
Federal Home Loan Bank stock	—	—	—	—	—	—	25.2	5.50	25.2	5.50
Other	—	—	—	—	—	—	0.5	3.86	0.5	3.86

Total equity securities	—	—	—	—	—	—	25.7	5.48	25.7	5.48

Total securities available for sale	145.4	5.12	—	—	—	—	25.7	5.48	171.1	5.17

Net unrealized gain on securities available for sale	—	—	—	—	—	—	0.2	—	0.2	—
Total securities available for sale, at fair value	145.4	5.12	—	—	—	—	25.9	5.48	171.3	5.17

Total securities	$157.3	5.09%	$16.8	5.07%	$—	—%	$27.8	5.35%	$201.9	5.12%

Sources of Funds

At the current time, People’s Bank’s primary funding sources are deposits and stockholders’ equity, representing 97% of total assets. Borrowings, while less than 1% of total assets at September 30, 2006, are an available source of funding with a borrowing limit of $2.8 billion based on the level of qualifying collateral available for these sources and People’s Bank had unsecured borrowing capacity of $825 million.

People’s Bank’s strategy is to focus on increasing deposits by providing a wide range of convenient services to individuals, corporations and municipalities. People’s Bank provides customers access to their deposits through 75 traditional branches, 73 Stop & Shop supermarket branches, eight limited-service branches, over 250 ATMs, telephone banking and an Internet banking site that is fully integrated with People’s Bank’s brokerage subsidiary, People’s Securities. Core deposits equaled 83% of total assets at September 30, 2006 and 81% of total assets at both December 31, 2005 and 2004. Core deposits and stockholders’ equity constituted over 97% of People’s Bank’s funding base at September 30, 2006 and over 94% at December 31, 2005.

The expansion of People’s Bank’s branch network and its commitment to developing full-service relationships with its customers are integral components of People’s Bank’s strategy to leverage the success of its supermarket banking initiative, expand market share and continue growing deposits. At September 30, 2006, People’s Bank’s statewide network of Super Stop & Shop branches held deposits totaling $2.1 billion and deposits in supermarket branches open for more than one year averaged $30.4 million per store. People’s Bank is planning to open one new Super Stop & Shop branch prior to year-end 2006 and up to seven in 2007.

Non-interest-bearing deposits are an important source of low-cost funding and fee income for People’s Bank. In addition, People’s Bank believes that checking accounts represent one of the core relationships between a financial institution and its customers, and it is from these relationships that cross-selling of other financial services can be achieved. At September 30, 2006, December 31, 2005 and 2004, non-interest-bearing core deposits equaled 23%, 25% and 24% of core deposits, respectively.

Time deposits of $100,000 or more totaled $859 million and $698 million at September 30, 2006 and December 31, 2005, respectively, of which $280 million and $240 million mature within three months, $146 million and $141 million mature after three months but within six months, $391 million and $212 million mature after six months but within one year and $42 million and $105 million mature after one year. There were no brokered certificates of deposit at September 30, 2006, December 31, 2005 and 2004.

Commercial deposits fund a significant portion of the loan portfolio. Average non-interest-bearing commercial deposits decreased $40 million in the first nine months of 2006 after increasing $43 million, or 5%, in 2005 and $64 million, or 7%, in 2004. The decrease in 2006 is reflective of the current interest rate environment.

The following table presents our deposit activity for the periods indicated:

	For the Nine Months Ended September 30,
	2006	2005
	(Dollars in millions)
Total deposits at beginning of period	$9,082.6	$8,862.0
Net (decrease) increase in deposits	(232.0)	141.3
Interest credited, net penalties	128.0	82.7

Total deposits at end of period	$8,978.6	$9,086.0

Net (decrease) increase	$(104.0)	$224.0

Percent (decrease) increase	(1.1)%	2.5%

	For the Year Ended December 31,
	2005	2004	2003
	(Dollars in millions)
Total deposits at beginning of period	$8,862.0	$8,714.0	$8,426.1
Net increase in deposits	103.1	61.3	185.4
Interest credited, net penalties	117.5	86.7	102.5

Total deposits at end of period	$9,082.6	$8,862.0	$8,714.0

Net increase	$220.6	$148.0	$287.9

Percent increase	2.5%	1.7%	3.4%

The following table presents the distribution of our deposit accounts for the periods indicated by dollar amount and percent of portfolio, and the weighted average nominal interest rate on each category of deposits.

	At September 30, 2006			At December 31,
				2005			2004			2003
	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate	Amount	Percent of total deposits	Weighted average nominal rate
	(Dollars in millions)
Core deposits
Non-interest-bearing	$2,056.6	22.9%	—%	$2,218.4	24.4%	—%	$2,105.4	23.8%	—%	$1,950.6	22.4%	—%
Savings, interest-bearing checking and money market	3,270.6	36.4	1.37	3,749.8	41.3	1.29	4,217.5	47.6	0.82	4,135.5	47.5	0.79
Time	3,515.9	39.2	4.30	2,904.5	32.0	3.23	2,358.5	26.6	2.33	2,347.1	26.9	2.34

Total core deposits	8,843.1	98.5	2.22	8,872.7	97.7	1.60	8,681.4	98.0	1.03	8,433.2	96.8	1.04
Non-core deposits	135.5	1.5	0.32	209.9	2.3	1.27	180.6	2.0	0.62	280.8	3.2	1.21

Total deposits	$8,978.6	100.0%	2.18%	$9,082.6	100.0%	1.59%	$8,862.0	100.0%	1.02%	$8,714.0	100.0%	1.04%

Time deposits of $100,000 or more maturing:
Within 3 months	$280.3	3.1%	4.34%	$239.7	2.6%	3.50%	$120.1	1.3%	1.93%	$106.9	1.2%	1.48%
After 3 months but within 6 months	146.4	1.6	4.18	141.2	1.6	3.34	53.0	0.6	1.86	51.7	0.6	1.76
After 6 months but within 1 year	391.1	4.4	4.91	211.5	2.3	3.65	155.8	1.8	2.71	64.7	0.8	1.85
After 1 year	41.5	0.5	3.83	105.7	1.2	3.70	114.2	1.3	3.18	142.6	1.6	3.42

Total	$859.3	9.6%	4.55%	$698.1	7.7%	3.54%	$443.1	5.0%	2.52%	$365.9	4.2%	2.34%

The following table presents, by rate category, the amount of our time deposit accounts outstanding at September 30, 2006 and December 31, 2005, 2004 and 2003.

	At September 30, 2006	At December 31,
		2005	2004	2003
		(In millions)
Time deposit accounts:
1.50% or less	$0.6	$180.8	$770.7	$1,005.0
1.51% to 2.00%	173.0	390.3	419.9	342.3
2.01% to 2.50%	122.4	143.8	407.6	88.8
2.51% to 3.00%	166.6	261.8	233.8	237.1
3.01% to 3.50%	242.7	817.7	114.7	138.6
3.51% and over	2,814.8	1,167.7	455.5	644.5

Total	$3,520.1	$2,962.1	$2,402.2	$2,456.3

The following table presents, by rate category, the remaining period to maturity of time deposit accounts outstanding as of September 30, 2006.

	Period to Maturity from September 30, 2006
	Within three months	Over three to six months	Over six months to one year	Over one to two years	Over two to three years	Over three years	Total
	(In millions)
Time deposit accounts:
1.50% or less	$0.5	$—	$0.1	$—	$—	$—	$0.6
1.51% to 2.00%	75.7	61.6	24.2	11.5	—	—	173.0
2.01% to 2.50%	45.1	31.0	16.1	13.6	16.6	—	122.4
2.51% to 3.00%	31.0	19.0	59.7	27.0	23.7	6.2	166.6
3.01% to 3.50%	88.3	48.8	31.3	56.7	8.8	8.8	242.7
3.51% and over	658.8	453.7	1,528.6	128.7	7.1	37.9	2,814.8

Total	$899.4	$614.1	$1,660.0	$237.5	$56.2	$52.9	$3,520.1

Borrowings. Total borrowings equaled less than 1% of total assets at September 30, 2006 compared to 3% at both December 31, 2005 and 2004. People’s Bank uses federal funds purchased as a source of funds, which are typically unsecured overnight loans among banks. Sources include three of the twelve regional Federal Home Loan Banks and several money center and large regional banks. Federal funds purchased represented less than 1% of total assets at September 30, 2006 and 2% of total assets at both December 31, 2005 and 2004.

In previous years, People’s Bank’s primary source for borrowings was advances from the Federal Home Loan Bank of Boston, which provides credit for member institutions within its assigned region. People’s Bank’s outstanding Federal Home Loan Bank advances at December 31, 2005 represented less than one-half of one percent of total assets compared to 1% of total assets at December 31, 2004. At September 30, 2006, there were no outstanding Federal Home Loan Bank advances. In 2004, People’s Bank prepaid $799 million of Federal Home Loan Bank advances and $110 million of long-term repurchase agreements as part of a balance sheet restructuring.

Another source of funds in previous years has been repurchase agreements. These transactions involve the sale of securities to broker/dealers under agreements to repurchase the same (or substantially the same) securities. Repurchase agreements with broker/dealers are limited to Reporting Federal Reserve Dealers in government securities that have been approved by People’s Bank’s Board of Directors.

Borrowed funds at the periods indicated are summarized as follows:

	At September 30, 2006			At December 31,
				2005			2004			2003
	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End	Principal	Weighted Average Rate	Maximum Amount Outstanding at Any Month-End
	(Dollars in millions)
Federal Home Loan Bank advances maturing:
Within 1 year	—	—	—	$25.0	4.00%	—	$100.0	2.17%	—	$165.1	0.94%	—
After 1 but within 2 years	—	—	—	—	—	—	—	—	—	303.6	4.87	—
After 2 but within 3 years	—	—	—	—	—	—	—	—	—	1.8	6.91	—
After 3 but within 4 years	—	—	—	—	—	—	—	—	—	25.6	6.26	—
After 4 but within 5 years	—	—	—	—	—	—	—	—	—	1.3	6.74	—
After 5 years	—	—	—	—	—	—	—	—	—	466.9	4.79	—

Total Federal Home Loan Bank advances	$—	—	$155.0	$25.0	4.00%	$190.0	$100.0	2.17%	$849.3	$964.3	4.20%	$1,702.6

Average borrowed funds for the periods indicated are summarized as follows:

	Nine Months Ended September 30, 2006		Year Ended December 31,
			2005		2004		2003
	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate	Average Amount Outstanding	Weighted Average Rate
				(Dollars in millions)
Federal funds purchased maturing within 3 months:	$207.2	4.76%	$250.5	3.19%	$249.6	1.25%	$517.9	1.80%
Repurchase agreements maturing:
Within 3 months	—	—	1.7	2.41	15.6	0.86	91.7	0.98
After 2 years but within 3 years	—	—	—	—	11.2	4.82	60.0	4.81
After 5 years	—	—	—	—	9.3	3.99	50.0	3.99

Total repurchase agreements	—	—	1.7	2.41	36.1	2.91	201.7	2.87

Total borrowings	$207.2	4.76%	$252.2	3.18%	$285.7	1.46%	$719.6	2.10%

At September 30, 2006, all borrowed funds were overnight federal funds.

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase, the average balances and the maximum outstanding at any month-end at or for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004 are as follows:

	At or for the Nine Months Ended September 30, 2006	At or for the Year Ended December 31,
		2005	2004
	(Dollars in millions)
Amortized cost of collateral:
United States government-sponsored agency securities	$—	$—	$—
Mortgage-backed securities	—	—	—

Total amortized cost of collateral	$—	$—	$—

Fair value of collateral:
United States government-sponsored agency securities	$—	$—	$—
Mortgage-backed securities	—	—	—

Total fair value of collateral	$—	$—	$—

Average balance of outstanding repurchase agreements during the period	$—	$1.7	$36.1

Maximum balance of outstanding repurchase agreements at any month-end during the period	—	$—	$205.5

Average cost of securities sold under agreements to repurchase	—%	2.41%	2.91%

The average balances of People’s Bank’s advances from the Federal Home Loan Bank of Boston during 2006, 2005 and 2004 were $63.2 million, $50.3 million and $176.1 million, respectively, and the maximum Federal Home Loan Bank advances outstanding during 2006, 2005 and 2004 were $155.0 million, $190.0 million and $849.3 million, respectively.

Subordinated Notes

At September 30, 2006, People’s Bank had $65 million of 9.875% subordinated notes and $44 million of 7.20% subordinated notes outstanding. Subordinated notes totaled $109 million at both September 30, 2006 and December 31, 2005 and $122 million at December 31, 2004. People’s Bank repurchased $14 million and $71 million of its 9.875% subordinated notes in 2005 and 2004, respectively, and $62 million of its 7.20% subordinated notes in 2004. The repurchases in 2004 were part of a balance sheet restructuring. Costs relating to these repurchases are included in liability restructuring costs in the Consolidated Statements of Income. The 7.20% subordinated notes matured on December 1, 2006 and have been repaid. The 9.875% subordinated notes are due in 2010. The 9.875% subordinated notes are unsecured general obligations of People’s Bank with interest payable semi-annually, are subordinated to the claims of depositors and People’s Bank’s other creditors and are not redeemable prior to maturity. They qualify, up to certain limits, as supplementary (tier 2) capital for risk-based capital purposes. The 7.20% subordinated notes did not qualify as supplementary capital at December 31, 2005 since they were to mature in less than one year.

Subsidiaries

People’s Bank has three wholly-owned and consolidated subsidiaries which provide a variety of financial services to customers: People’s Securities, Inc., R.C. Knox and Company, Inc. and People’s Capital and Leasing Corp.

People’s Securities provides brokerage services, financial advisory services, investment management services and life insurance.

R.C. Knox provides insurance services.

People’s Capital and Leasing, which provides equipment financing services, operates in 48 states and has a sales force in Connecticut, California, Georgia, Kansas, Minnesota, New Hampshire and Texas. People’s Capital and Leasing’s concentration is in niche industries, such as printing, packaging and transportation. People’s Capital and Leasing contributed $164 million to People’s Bank’s commercial banking loan portfolio average growth for 2005, a 46% increase from 2004. At September 30, 2006, People’s Capital and Leasing comprised 19% of the total commercial banking loan portfolio.

In addition, People’s Bank has a fourth consolidated subsidiary, People’s Mortgage Investment Company, that is a passive investment subsidiary. This subsidiary was formed as a result of Connecticut tax legislation that allows for the transfer of mortgage loans to a passive investment subsidiary. The related earnings of the subsidiary, and any dividends it pays to the parent, are not subject to Connecticut income tax.

Personnel

As of September 30, 2006, People’s Bank had 2,320 full-time and 492 part-time employees. The employees are not represented by a collective bargaining unit, and People’s Bank considers its relationship with its employees to be excellent.

BUSINESS OF PEOPLE’S UNITED FINANCIAL

People’s United Financial has not engaged in any business to date; accordingly, there are no financial statements for People’s United Financial at this time. People’s United Financial is a newly-formed Delaware corporation and currently a wholly-owned subsidiary of People’s Bank. People’s United Financial was formed for the purpose of effectuating the conversion and offering described in this prospectus. People’s United Financial is registering its common stock with the Securities and Exchange Commission. As described in this prospectus, People’s United Financial will be selling shares of its common stock in the offering and will be issuing shares of its common stock to the existing stockholders of People’s Bank in exchange for their shares of People’s Bank common stock. The sale and share exchange will be part of the conversion and offering which will result in the termination of existence of People’s Mutual Holdings and People’s United Financial becoming the savings and loan holding company for People’s Bank. Upon completion of the conversion and offering, People’s Bank will be wholly-owned by People’s United Financial. People’s United Financial intends to retain approximately 50% of the net proceeds from the offering. People’s United Financial will invest its initial capital as discussed in “How We Intend to Use the Proceeds from the Offering.”

Immediately after completion of the conversion and offering, it is expected that People’s United Financial’s only business activities will be to hold all of the outstanding common stock of People’s Bank, to hold a loan to the employee stock ownership plan, to contribute 2,000,000 shares of its common stock and $20.0 million in cash from the offering to The People’s Community Foundation and to contribute approximately 50% of the net proceeds from the offering to People’s Bank as additional capital. People’s United Financial may use the net proceeds it retains to purchase investment securities, finance the acquisition of other financial institutions or other businesses that are related to banking or for other general corporate purposes, including repurchases of common stock and payment of cash dividends. In the future, as the holding company of People’s Bank, People’s United Financial may pursue other business activities permitted by applicable laws and regulations for such holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in People’s Bank. There are no specific plans for any additional capital issuance, merger or acquisition, or other diversification of People’s United Financial’s activities at the present time.

People’s United Financial’s cash flows will depend upon earnings from the investment of the portion of net proceeds retained from the offering and any dividends received from People’s Bank. Initially, People’s United Financial will neither own nor lease any property, but will instead use the premises, equipment, and furniture of People’s Bank. At the present time, People’s United Financial intends to employ only persons who are officers of People’s Bank to serve as its officers and will use the support staff of People’s Bank from time to time. These persons will not be separately compensated by People’s United Financial. People’s United Financial may hire its own employees, as appropriate, in the future. See “How We Intend To Use The Proceeds From The Offering.”

REGULATION OF PEOPLE’S BANK AND PEOPLE’S UNITED FINANCIAL

General

People’s Bank has been a federally chartered savings bank since August 18, 2006 when it converted from a Connecticut chartered savings bank. Its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation under the Deposit Insurance Fund. Under its charter, People’s Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision as its chartering agency, and by the Federal Deposit Insurance Corporation as the deposit insurer. People’s United Financial is a unitary savings and loan holding company regulated, examined and supervised by the Office of Thrift Supervision. Both People’s United Financial and People’s Bank must file reports with the Office of Thrift Supervision concerning their activities and financial condition, and must obtain regulatory approval from the Office of Thrift Supervision prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions. The Office of Thrift Supervision will conduct periodic examinations to assess People’s United Financial’s and People’s Bank’s compliance with various regulatory requirements. The Office of Thrift Supervision has primary enforcement responsibility over federally chartered savings banks and savings and loan holding companies and has substantial discretion to impose enforcement action on a savings bank or holding company that fails to comply with applicable regulatory requirements, particularly with respect to capital requirements imposed on savings banks. In addition, the Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular federally chartered savings bank and, if action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances.

This regulation and supervision establishes a comprehensive framework of activities in which a federal savings bank can engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such laws and regulations or interpretations thereof, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or through legislation, could have a material adverse impact on People’s United Financial and People’s Bank and their operations and stockholders.

Federally Chartered Savings Bank Regulation

Activity Powers. People’s Bank derives its lending, investment and other activity powers primarily from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision thereunder. Under these laws and regulations, federal savings banks, including People’s Bank, generally may invest in:

•	real estate mortgages;

•	consumer and commercial loans;

•	certain types of debt securities; and

•	certain other assets.

People’s Bank may also establish service corporations that may, subject to applicable limitations, engage in activities not otherwise permissible for People’s Bank, including certain real estate equity investments and securities and insurance brokerage activities. These investment powers are subject to various limitations, including (i) a prohibition against the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (ii) a limit of 400% of a savings bank’s capital on the aggregate amount of loans secured by non-residential real estate property, (iii) a limit of 20% of a savings bank’s assets on commercial loans, with the amount of commercial loans in excess of 10% of assets being limited to small business loans, (iv) a limit of 35% of a savings bank’s assets on the aggregate amount of consumer loans and acquisitions of certain debt securities, with amounts in excess of 30% of assets being limited to loans made directly to the original obligor and where no third-party finder or referral fees were paid, (v) a limit of 5% of assets on non-conforming loans (residential and farm loans in excess of the specific limitations of the Home Owners’ Loan Act), and (vi) a limit of the greater of 5% of assets or a savings bank’s capital on certain construction loans made for the purpose of financing what is or is expected to become residential property. The Office of Thrift Supervision granted People’s Bank a phase-in period of three years from the date of its conversion to a federal savings bank, August 18, 2006, to comply with the Home Owners’ Loan Act’s commercial loan limits, with the ability to seek an additional one-year extension if necessary.

Capital Requirements. The Office of Thrift Supervision capital regulations require federally chartered savings banks to meet three minimum capital ratios:

•	Tangible Capital Ratio - A 1.5% tangible capital ratio, calculated as tangible capital to adjusted total assets.

•	Leverage (Core) Capital Ratio - A 4% leverage (core) capital ratio, calculated as core capital to adjusted total assets. The minimum leverage (core) capital ratio is reduced to 3% if the savings bank received the highest rating on its most recent examination.

•	Risk-Based Capital Ratio - An 8% total risk-based capital ratio, calculated as total capital to risk-weighted assets. For purposes of this calculation, total capital includes core and supplementary capital, provided that supplementary capital may not exceed 100% of core capital.

In assessing an institution’s capital adequacy, the Office of Thrift Supervision takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where necessary. People’s Bank, as a matter of prudent management, targets as its goal the maintenance of capital ratios which exceed these minimum requirements and that are consistent with People’s Bank’s risk profile. At September 30, 2006, People’s Bank exceeded each of its capital requirements as shown in the following table:

			Office of Thrift Supervision Requirements
	People’s Bank Actual		Minimum Capital Adequacy		For Classification as Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in millions)
September 30, 2006
Tangible capital	$1,248.5	11.80%	$158.7	1.50%	n/a	n/a
Leverage (core) capital	1,248.5	11.80	423.1	4.00	$528.9	5.00%
Total-risk-based capital	1,347.7	16.19	679.2	8.00	849.0	10.00

The Federal Deposit Insurance Corporation Improvement Act requires that the Office of Thrift Supervision and other federal banking agencies revise their risk-based capital standards, with appropriate transition rules, to ensure that they take into account interest rate risk, concentration of risk and the risks of non-traditional activities. The Office of Thrift Supervision monitors the interest rate risk of individual institutions through the Office of Thrift Supervision requirements for interest rate risk management, the ability of the Office of Thrift Supervision to impose individual minimum capital requirements on institutions that exhibit a high degree of interest rate risk, and the requirements of Thrift Bulletin 13a, which provides guidance on the management of interest rate risk and the responsibility of boards of directors in that area.

The Office of Thrift Supervision continues to monitor the interest rate risk of individual institutions through analysis of the change in net portfolio value. Net portfolio value is defined as the net present value of the expected future cash flows of an entity’s assets and liabilities and, therefore, hypothetically represents the value of an institution’s net worth. The Office of Thrift Supervision has also used this net portfolio value analysis as part of its evaluation of certain applications or notices submitted by savings banks. The Office of Thrift Supervision, through its general oversight of the safety and soundness of savings associations, retains the right to impose minimum capital requirements on individual institutions to the extent the institution is not in compliance with certain written guidelines established by the Office of Thrift Supervision regarding net portfolio value analysis. The Office of Thrift Supervision has not imposed any such requirements on People’s Bank.

Safety and Soundness Standards. Pursuant to the requirements of the Federal Deposit Insurance Corporation Improvement Act, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, each federal banking agency, including the Office of Thrift Supervision, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

In addition, the Office of Thrift Supervision adopted regulations to require a savings bank that is given notice by the Office of Thrift Supervision that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the Office of Thrift Supervision. If, after being so notified, a savings bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the Office of Thrift Supervision may issue an order directing corrective and other actions of the types to which a significantly undercapitalized institution is subject under the “prompt corrective action” provisions of the Federal Deposit Insurance Corporation Improvement Act. If a savings bank fails to comply with such an order, the Office of Thrift Supervision may seek to enforce the order in judicial proceedings and to impose civil monetary penalties.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act also established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the bank regulators, including the Office of Thrift Supervision, are required to take certain and authorized to take other, supervisory actions against undercapitalized institutions, based upon five categories of capitalization which the Federal Deposit Insurance Corporation Improvement Act created: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank’s capital decreases within the three undercapitalized categories. All banks are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the bank would be undercapitalized. The Office of Thrift Supervision is required to monitor closely the condition of an undercapitalized savings bank and to restrict the growth of its assets. An undercapitalized bank is required to file a capital restoration plan within 45 days of the date the bank receives notice or is deemed to have notice that it is within any of the three undercapitalized categories, and the plan must be guaranteed by any parent holding company. The aggregate liability of a parent holding company is limited to the lesser of:

•	an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and

•	the amount that is necessary (or would have been necessary) to bring the bank into compliance with all capital standards applicable with respect to such bank as of the time it fails to comply with a capital restoration plan.

If a bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions. Under Office of Thrift Supervision regulations, generally, a federal savings bank is treated as well capitalized if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, and its leverage ratio is 5% or greater, and it is not subject to any order or directive by the Office of Thrift Supervision to meet a specific capital level. As of September 30, 2006, People’s Bank’s regulatory capital ratios exceeded the Office of Thrift Supervision’s numeric criteria for classification as a “well-capitalized” institution.

Insurance Activities. People’s Bank is generally permitted to engage in certain insurance and annuity activities through its subsidiaries. However, federal banking laws prohibit depository institutions from conditioning the extension of credit to individuals upon either the purchase of an insurance product or annuity or an agreement by the consumer not to purchase an insurance product or annuity from an entity that is not affiliated with the depository institution. Applicable regulations also require prior disclosure of this prohibition to potential insurance product or annuity customers.

Federal banking agencies, including the Office of Thrift Supervision, also require depository institutions that offer non-deposit investment products, such as certain annuity and related insurance products, to disclose to the consumer that the products are not federally insured, are not guaranteed by the institution and are subject to investment risk including possible loss of principal. These disclosure requirements apply if the institution offers the non-deposit investment products directly or through affiliates or subsidiaries.

Deposit Insurance. The Federal Deposit Insurance Corporation merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund on March 31, 2006. People’s Bank is a member of the Deposit Insurance Fund and pays its deposit insurance assessments to the Deposit Insurance Fund.

Pursuant to the Federal Deposit Insurance Corporation Improvement Act, the Federal Deposit Insurance Corporation established a system for setting deposit insurance premiums based upon the risks a particular bank or savings association posed to its deposit insurance fund. Effective January 1, 2007, the Federal Deposit Insurance Corporation established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. Under the assessment system, the Federal Deposit Insurance Corporation assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution’s most recent supervisory and capital evaluations, designed to measure risk. Assessment rates currently range from 0.05% of deposits for an institution in the highest sub-category of the highest category to 0.43% of deposits for an institution in the lowest category. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates as necessary to maintain the required reserve ratio of 1.25%. The Federal Deposit Insurance Corporation allows the use of credits for assessments previously paid, and People’s Bank believes that it has credits that will offset certain assessments.

In addition, all Federal Deposit Insurance Corporation insured institutions are required to pay assessments to the FDIC at an annual rate of approximately 0.0124% of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation may terminate the insurance of an institution’s deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. The management of People’s Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Transactions with Affiliates of People’s Bank. People’s Bank is subject to the affiliate and insider transaction rules set forth in Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act, as well as additional limitations as adopted by the Director of the Office of Thrift Supervision. Office of Thrift Supervision regulations regarding transactions with affiliates and insider transactions generally conform to Regulation W and Regulation O, respectively, issued by the Federal Reserve Board. Affiliated transactions provisions, among other things, prohibit or limit a savings bank from extending credit to, or entering into certain transactions with, its affiliates (which for People’s Bank would include People’s United Financial) and principal stockholders, directors and executive officers of People’s Bank.

In addition, Section 11 of the Home Owners’ Loan Act prohibits a savings bank from making a loan to an affiliate that is engaged in non-bank holding company activities and prohibits a savings bank from purchasing or investing in securities issued by an affiliate that is not a subsidiary. Office of Thrift Supervision regulations also include certain specific exemptions from these prohibitions. The Federal Reserve Board and the Office of Thrift Supervision require each depository institution that is subject to the affiliated transaction restrictions of Sections 23A and 23B of the Federal Reserve Act to implement policies and procedures to ensure compliance with Regulation W and the Office of Thrift Supervision regulations regarding transactions with affiliates.

In addition to the insider transaction limitations of Sections 22(g) and 22(h) of the Federal Reserve Act, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits the extension of personal loans to directors and executive officers of issuers (as defined in the Sarbanes-Oxley Act). The prohibition, however, does not apply to mortgage loans advanced by an insured depository institution, such as People’s Bank, that are subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act.

Privacy Standards. People’s Bank is subject to Office of Thrift Supervision regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Act. These regulations require People’s Bank to disclose its privacy policy, including identifying with whom it shares “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. In addition, People’s Bank is required to provide its customers with the ability to “opt-out” of having People’s Bank share their non-public personal information with unaffiliated third parties before the bank can disclose such information, subject to certain exceptions.

In addition to certain state laws governing protection of customer information, People’s Bank is subject to federal regulatory guidelines establishing standards for safeguarding customer information. These regulations implement certain provisions of the Gramm-Leach-Bliley Act. The guidelines describe the agencies’ expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to ensure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer. Federal guidelines also impose certain customer disclosures and other actions in the event of unauthorized access to customer information.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by the Office of Thrift Supervision regulations, any federally chartered savings bank, including People’s Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a federally chartered savings bank, to assess the depository institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

Current Community Reinvestment Act regulations rate an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its service areas;

•	an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices.

The Community Reinvestment Act also requires all institutions to make public disclosure of their Community Reinvestment Act ratings. People’s Bank has received an “outstanding” rating in its most recent Community Reinvestment Act examination performed by the Federal Deposit Insurance Corporation and the Connecticut Department of Banking in 2006. The federal banking agencies adopted regulations implementing the requirements under the Gramm-Leach-Bliley Act that insured depository institutions publicly disclose certain agreements that are in fulfillment of the Community Reinvestment Act. People’s Bank has no such agreements in place at this time.

Loans to One Borrower. Under the Home Owners’ Loan Act, savings banks are generally subject to the national bank limits on loans to one borrower. Generally, savings banks may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the institution’s unimpaired capital and surplus. Additional amounts may be loaned, not in excess of 10% of unimpaired capital and surplus, if such loans or extensions of credit are secured by readily-marketable collateral. People’s Bank is in compliance with applicable loans to one borrower limitations.

Nontraditional Mortgage Products. The federal banking agencies recently published final guidance for institutions that originate or service nontraditional or alternative mortgage products, defined to include all residential mortgage loan products that allow borrowers to defer repayment on principal or interest, such as interest-only mortgages and payment option adjustable-rate mortgages. A significant portion of People’s Bank’s adjustable rate residential mortgage loans are alternative mortgage loans.

Recognizing that alternative mortgage products expose institutions to increased risks as compared to traditional loans where payments amortize or reduce the principal amount, the guidance required increased scrutiny for alternative mortgage products. Institutions that originate or service alternative mortgages should have (1) strong risk management practices that include maintenance of capital levels and allowance for loan losses commensurate with the risk; (2) prudent lending policies and underwriting standards that address a borrower’s repayment capacity; and (3) programs and practices designed to ensure that consumers receive clear and balanced information to assist in making informed decisions about mortgage products. The guidance also recommends heightened controls and safeguards when an institution combines an alternative mortgage product with features that compound risk, such as a simultaneous second-lien or the use of reduced documentation to evaluate a loan application.

People’s Bank is required to and intends to comply with the guidance as it is interpreted and applied by the Office of Thrift Supervision.

Qualified Thrift Lender Test. The Home Owners’ Loan Act requires federal savings banks to meet a Qualified Thrift Lender test. Under the Qualified Thrift Lender test, a savings bank is required to maintain at least 65% of its “portfolio assets” (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities, credit card loans, student loans, and small business loans) on a monthly basis during at least 9 out of every 12 months. The Office of Thrift Supervision letter dated July 3, 2006 approving, among other things, People’s Bank’s conversion from a Connecticut savings bank to a federal savings bank granted the bank an exception from the Qualified Thrift Lender test for a period of four years from the date of its conversion to a federal charter.

A savings bank that fails the Qualified Thrift Lender test and does not convert to a bank charter generally will be prohibited from: (i) engaging in any new activity not permissible for a national bank, (ii) paying dividends not permissible under national bank regulations, and (iii) establishing any new branch office in a location not permissible for a national bank in the institution’s home state. In addition, if the institution does not requalify under the Qualified Thrift Lender test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and may have to repay any outstanding advances from the Federal Home Loan Bank as promptly as possible.

Limitation on Capital Distributions. The Office of Thrift Supervision regulations impose limitations upon certain capital distributions by federal savings banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash out merger and other distributions charged against capital.

The Office of Thrift Supervision regulates all capital distributions by People’s Bank directly or indirectly to People’s United Financial, including dividend payments. As the subsidiary of a savings and loan holding company, People’s Bank currently must file a notice with the Office of Thrift Supervision at least 30 days prior to each capital distribution. However, if the total amount of all capital distributions (including any proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years, then People’s Bank must file an application to receive the approval of the Office of Thrift Supervision for a proposed capital distribution.

People’s Bank may not pay dividends to People’s United Financial if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements or if the Office of Thrift Supervision notified People’s Bank that it was in need of more than normal supervision. Under the Federal Deposit Insurance Act, an insured depository institution such as People’s Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the Federal Deposit Insurance Act). Payment of dividends by People’s Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

Liquidity. People’s Bank maintains sufficient liquidity to ensure its safe and sound operation, in accordance with Office of Thrift Supervision regulations.

Assessments. The Office of Thrift Supervision charges assessments to recover the cost of examining federal savings banks and their affiliates. These assessments are based on three components: (i) the size of the institution on which the basic assessment is based; (ii) the institution’s supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings institution with a composite rating of 3, 4 or 5 in its most recent safety and soundness examination; and (iii) the complexity of the institution’s operations, which results in an additional assessment based on a percentage of the basic assessment for any savings institution that managed over $1 billion in trust assets, serviced for others loans aggregating more than $1 billion, or had certain off-balance sheet assets aggregating more than $1 billion.

The Office of Thrift Supervision also assesses fees against savings and loan holding companies, such as People’s United Financial. The Office of Thrift Supervision semi-annual assessment for savings and loan holding companies includes a $3,000 base assessment with an additional assessment based on the holding company’s risk or complexity, organizational form and condition.

Branching. Under Office of Thrift Supervision branching regulations, People’s Bank is generally authorized to open branches within or beyond the State of Connecticut if People’s Bank (1) continues to meet the requirements of a “highly-rated” federal savings bank, and (2) publishes public notice at least 35 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the Office of Thrift Supervision determines the comment to be relevant to the approval process standards, and to require action in response, the Office of Thrift Supervision may, among other things, require a branch application or elect to hold a meeting with People’s Bank and the person who submitted the comment. Office of Thrift Supervision authority preempts any state law purporting to regulate branching by federal savings associations.

Anti-Money Laundering and Customer Identification. People’s Bank is subject to Office of Thrift Supervision and Financial Crimes Enforcement Network regulations implementing the Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. The USA PATRIOT Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among banks, regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including savings banks like People’s Bank.

The USA PATRIOT Act and the related Office of Thrift Supervision regulations impose the following requirements with respect to financial institutions:

•	Establishment of anti-money laundering programs, including adoption of written procedures, designation of a compliance officer and auditing of the program;

•	Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

•	Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering;

•	Prohibitions on correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks;

•	Requirements that bank regulators consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Federal Home Loan Bank System. People’s Bank is a member of the Federal Home Loan Bank system, which consists of twelve regional Federal Home Loan Banks, each subject to supervision and regulation by the Federal Housing Finance Board. The Federal Home Loan Bank provides a central credit facility primarily for member thrift institutions as well as other entities involved in home mortgage lending. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Banks. It makes loans or advances to members in accordance with policies and procedures, including collateral requirements, established by the respective boards of directors of the Federal Home Loan Banks. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All long-term advances are required to provide funds for residential home financing. The Federal Housing Finance Board has also established standards of community or investment service that members must meet to maintain access to such long-term advances. People’s Bank, as a member of the Federal Home Loan Bank of Boston, is currently required to purchase and hold shares of capital stock in the Federal Home Loan Bank of Boston in amount equal to 0.35% of People’s Bank Membership Stock Investment Base plus an Activity Based Stock Investment Requirement. The Activity Based Stock Requirement is equal to 3.0% of any outstanding principal for overnight advances, 4.0% of any outstanding principal for term advances with an original term of two days to three months and 4.5% of any outstanding principal for term advances with an original term greater than three months. People’s Bank is in compliance with these requirements.

Federal Reserve System. Federal Reserve Board regulations require federally chartered savings banks to maintain non-interest-earning cash reserves against their transaction accounts (primarily negotiable order of withdrawal and demand deposit accounts). Institutions must maintain a reserve of 3% against aggregate transaction accounts between $7.8 million and $48.3 million (subject to adjustment by the Federal Reserve Board) plus a reserve of 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $48.3 million. The first $7.8 million of otherwise reservable balances is exempt from the reserve requirements. People’s Bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce People’s Bank’s interest-earning assets.

Federal Holding Company Regulation

Upon completion of the conversion, People’s United Financial will become a unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act. As such, People’s United Financial will be registered with the Office of Thrift Supervision and subject to Office of Thrift Supervision regulation, examination, supervision and reporting requirements. In addition, the Office of Thrift Supervision will have enforcement authority over People’s United Financial and its savings bank subsidiary. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

Activities Restrictions Applicable to Savings and Loan Holding Companies. Under the Gramm-Leach-Bliley Act, the activities of all unitary savings and loan holding companies formed after May 4, 1999, such as People’s United Financial, must be financially related activities permissible for bank holding companies, as defined under the Gramm-Leach-Bliley Act. Accordingly, People’s United Financial’s activities will be restricted to:

•	furnishing or performing management services for a savings institution subsidiary of such holding company;

•	conducting an insurance agency or escrow business;

•	holding, managing, or liquidating assets owned or acquired from a savings institution subsidiary of such company;

•	holding or managing properties used or occupied by a savings institution subsidiary of such company;

•	acting as trustee under a deed of trust;

•	any other activity (1) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Director of the Office of Thrift Supervision, by regulation, prohibits or limits any such activity for savings and loan holding companies, or (2) in which multiple savings and loan holding companies were authorized by regulation to directly engage in on March 5, 1987;

•	purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such holding company is approved by the Director of the Office of Thrift Supervision; and

•	any activity permissible for financial holding companies under section 4(k) of the Bank Holding Company Act.

Permissible activities which are deemed to be financial in nature or incidental thereto under section 4(k) of the Bank Holding Company Act include:

•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	insurance activities or providing and issuing annuities, and acting as principal, agent, or broker;

•	financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets that a bank is permitted to hold directly;

•	underwriting, dealing in, or making a market in securities;

•	activities previously determined by the Federal Reserve Board to be closely related to banking;

•	activities that bank holding companies are permitted to engage in outside of the United States; and

•	portfolio investments made by an insurance company.

In addition, People’s United Financial cannot be acquired or acquire a company unless the acquirer or target, as applicable, is engaged solely in financial activities.

Restrictions Applicable to All Savings and Loan Holding Companies. Federal law prohibits a savings and loan holding company, including People’s United Financial, directly or indirectly, from acquiring:

•	control (as defined under the Home Owners’ Loan Act) of another savings bank (or a holding company parent) without prior Office of Thrift Supervision approval;

•	through merger, consolidation or purchase of assets, another savings bank or a holding company thereof, or acquiring all or substantially all of the assets of such institution or holding company without prior Office of Thrift Supervision approval; or

•	control of any depository institution not insured by the Federal Deposit Insurance Corporation (except through a merger with and into the holding company’s savings bank subsidiary that is approved by the Office of Thrift Supervision).

A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has a principal office outside of the state where the principal office of its federal savings association subsidiary is located, except:

•	in the case of certain emergency acquisitions approved by the Federal Deposit Insurance Corporation;

•	if such holding company controls a savings association subsidiary that operated a home or branch office in such additional state as of March 5, 1987; or

•	if the laws of the state in which the target savings association is located specifically authorize a savings association chartered by that state to be acquired by a savings association chartered by the state where the acquiring savings association or savings and loan holding company is located or by a holding company that controls such a state chartered association.

The Home Owners’ Loan Act prohibits a savings and loan holding company (directly or indirectly, or through one or more subsidiaries) from acquiring another savings bank or holding company thereof without prior written approval of the Office of Thrift Supervision; acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings bank, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the Home Owners’ Loan Act; or acquiring or retaining control of a depository institution that is not federally insured. In evaluating applications by holding companies to acquire savings banks, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Law

People’s Bank’s securities are currently registered with the Office of Thrift Supervision under the Securities Exchange Act of 1934, as amended. Following the conversion, People’s United Financial’s securities will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, People’s Bank currently is, and following the conversion People’s United Financial will be, subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

Delaware Corporation Law

People’s United Financial is incorporated under the laws of the State of Delaware, and is therefore subject to regulation by the state of Delaware. The rights of People’s United Financial’s stockholders are governed by the Delaware General Corporation Law.

TAXATION

Federal

General. The following discussion is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to People’s Bank, People’s Mutual Holdings or People’s United Financial. For federal income tax purposes, People’s Bank reports its income on the basis of a taxable year ending December 31, using the accrual method of accounting, and is generally subject to federal income taxation in the same manner as other corporations. Because People’s Bank and People’s United Financial constitute an affiliated group of corporations, they are eligible to report their income on a consolidated basis. However, because People’s Mutual Holdings has owned less than 80% of the common stock of People’s Bank, it has not been a member of such affiliated group and has reported its income on a separate return. People’s Bank is not currently under audit by the Internal Revenue Service, and has been audited by the Internal Revenue Service through the tax year ended December 31, 2003.

Corporate Alternative Minimum Tax. In addition to the regular corporate income tax, corporations generally are subject to an alternative minimum tax in an amount equal to 20% of alternative minimum taxable income, to the extent the alternative minimum tax exceeds the corporation’s regular income tax. The alternative minimum tax is available as a credit against future regular income tax. We do not expect to be subject to the alternative minimum tax.

Elimination of Dividends; Dividends Received Deduction. People’s United Financial may exclude from its income 100% of dividends received from People’s Bank because People’s Bank is a member of the affiliated group of corporations of which People’s United Financial is the parent. Because People’s Mutual Holdings has not been a member of such affiliated group, it has not qualified for such 100% dividends exclusion, but it has been entitled to deduct 80% of the dividends it has received from People’s Bank because it has owned more than 20% of the common stock of People’s Bank.

State

Connecticut State Taxation. For Connecticut income tax purposes, People’s Bank reports its income on the basis of a taxable year ending December 31 and is subject to Connecticut state income taxation in the same manner as other corporations. Because People’s Bank and People’s United Financial constitute an affiliated group of corporations, they are eligible to file a Connecticut Combined Corporation Business Tax Return. People’s Bank is not currently under audit with respect to its Connecticut income tax returns.

In 1998, People’s Bank formed a passive investment company, People’s Mortgage Investment Company, in accordance with Connecticut tax laws, which permit transfers of mortgage loans to such subsidiaries on or after January 1, 1999. The related earnings of the subsidiary, and any dividends it pays to the parent, are not subject to Connecticut income tax. As a result of the exclusion of such earnings and dividends from Connecticut taxable income beginning in 1999, People’s Bank has established a valuation allowance for the full amount of its Connecticut deferred tax asset attributable to net temporary differences and state net operating loss carryforwards. Connecticut tax net operating loss carryforwards totaled $681.4 million at December 31, 2005 and expire between 2020 and 2025.

New York State Taxation. People’s Bank will be required to file a New York Banking Corporation Franchise Tax Return as a result of hiring mortgage calling officers in New York State during 2006, and its plan to open 15 branches in Westchester County over the next three years (seven by the end of 2007). Accordingly, People’s Bank will be subject to tax in an amount equal to the greater of

(1) 7.5% of its income allocable to New York State, (2) 3% of “alternative net income” allocated to New York State, (3) .01% of the average value of assets allocable to New York State, or (4) a nominal minimum tax. Entire net income is similar to federal taxable income with certain modifications and alternative net income is equal to entire net income without certain deductions.

In addition, New York State imposes a Metropolitan Transportation Business Tax Surcharge equal to 17% of the New York State franchise tax allocable to business activities carried on in the metropolitan district. The Metropolitan Transportation Business Tax district includes Westchester County.

Massachusetts Taxation. People’s Bank is required to file a Massachusetts Financial Excise Tax and pay Massachusetts excise tax because People’s Bank maintains a commercial loan production office in Massachusetts. People’s Bank’s Massachusetts tax liability is equal to the greater of 10.5% of net income allocated to Massachusetts or a minimum tax.

Delaware State Taxation. As a Delaware holding company not earning income in Delaware, People’s United Financial is exempt from Delaware corporate income tax but is required to file annual returns and pay annual fees and a franchise tax to the state of Delaware.

PROPERTIES

People’s Bank’s corporate headquarters is located at Bridgeport Center, in Bridgeport, Connecticut. The Bridgeport Center building, which is owned by People’s Bank, had a net book value of $71.9 million at December 31, 2005 and People’s Bank occupies approximately 92% of the building; all other available office space has been leased to unrelated parties. At December 31, 2005, People’s Bank also conducted banking operations from its 75 traditional branches, 70 supermarket branches and 8 limited-service branches. People’s Bank’s branch network is primarily concentrated in Fairfield County, where it has 60 branches. People’s Bank also has 33 branches in Hartford County, 32 branches in New Haven County, 12 branches in New London County, five branches in both Tolland County and Litchfield County, four branches in Middlesex County and two branches in Windham County. People’s Bank owns 11 of its banking offices, which had an aggregate net book value of $8.4 million at December 31, 2005. People’s Bank’s remaining banking operations are conducted in leased offices.

At December 31, 2005, People’s Bank was obligated under various noncancelable operating leases for office space, which expire on various dates through 2027. Certain leases contain renewal options and provide for increased rental based principally on the consumer price index and fair market rental value provisions. The future minimum rental commitments under operating leases in excess of one year at December 31, 2005 were: $18.1 million in 2006; $18.3 million in 2007; $15.9 million in 2008; $15.1 million in 2009; $13.7 million in 2010; and an aggregate of $34.1 million in 2011 through 2027. Rent expense under operating leases was $17.5 million, $16.8 million and $16.3 million for 2005, 2004 and 2003, respectively.

In addition to branch offices, People’s Bank owns six other banking facilities with an aggregate net book value of $12.6 million at December 31, 2005. These facilities are used for a variety of purposes.

LEGAL PROCEEDINGS

In the normal course of business, People’s Bank is subject to various legal proceedings. In the opinion of management, People’s financial condition or results of operations will not be affected materially as a result of the outcome of these legal proceedings.

MANAGEMENT OF PEOPLE’S UNITED FINANCIAL

Directors

Composition of the Board. The Certificate of Incorporation and Bylaws of People’s United Financial provide for the election of directors by the stockholders of People’s United Financial and for the division of the Board of Directors into three classes of directors as nearly equal in number as reasonably possible. The terms of office of the members of one class will expire and successors will be elected for a three-year term at each annual meeting of the stockholders of People’s United Financial, beginning at the 2007 annual meeting of the stockholders of People’s United Financial. People’s United Financial’s Bylaws provide that there will be between 5 and 21 members of the Board of Directors, as fixed by resolution of the Board of Directors. The Board of Directors has resolved that there will be ten members of the Board.

Who Our Directors Are. The table below states our directors’ names, their ages as of September 30, 2006, their positions with People’s United Financial and the years their terms expire. Information concerning the principal occupations, employment and compensation of the directors of People’s United Financial, in their capacity as directors of People’s Bank during the past five years is set forth under “Management of People’s Bank.”

Name	Age	Term Expires	Positions Held
Collin P. Baron	59	2008	Director
George P. Carter	69	2009	Vice Chairman of the Board and Lead Director
Jerry Franklin	59	2009	Director
Eunice S. Groark	68	2009	Director
Janet M. Hansen	64	2007	Director
Richard M. Hoyt	64	2008	Director
John A. Klein	57	2008	President, Chief Executive Officer and Chairman of the Board
Jeremiah J. Lowney, Jr.	70	2007	Director
Jack E. McGregor	72	2007	Director
James A. Thomas	67	2009	Director

Committees of the Board of Directors. People’s United Financial expects to establish three standing committees: the Audit Committee, the Compensation and Nominating Committee and the Executive Committee.

Audit Committee. The Audit Committee, which is expected to meet jointly with the People’s Bank Audit Committee described under “Board of Directors Committees” below, will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Each member of the Audit Committee will be “independent” as that term is defined in Rule 4200(a) (15) of the listing standards of The Nasdaq Stock Market, Inc. Each member of the Audit Committee will also satisfy the more stringent definition of independence required for members of audit committees generally, as set forth in Rule 4350(d)(2)(A) of the listing standards of The Nasdaq Stock Market, Inc. It is expected that the members of People’s Bank’s Audit Committee, George P. Carter (Chairman), Jerry Franklin, Janet M. Hansen, Richard M. Hoyt, and Jeremiah J. Lowney, Jr., will also be members of the People’s United Financial Audit Committee. The Audit Committee will be responsible for monitoring the accounting practices and internal controls of People’s United Financial, including the supervision of an annual independent audit of People’s United Financial’s financial statements by independent registered public accountants. The Audit Committee will adopt a charter that will provide details concerning the operations of the committee and will be made available on People’s Bank’s website at www.peoples.com. It is expected that this charter will be substantially similar to the People’s Bank Audit Committee charter, which was attached as Exhibit A to People’s Bank’s Proxy Statement for the 2005 Annual Meeting and is also available on People’s Bank’s website at www.peoples.com.

Compensation and Nominating Committee. People’s United Financial plans to establish a Compensation and Nominating Committee, whose members are expected to be James A. Thomas (Chairman), George Carter and Jerry Franklin. Messrs. Thomas, Carter and Franklin are also members of the People’s Bank Human Resources Committee. It is anticipated that meetings of the Compensation and Nominating Committee will be held jointly with those of the People’s Bank Human Resources Committee. Each member of the Compensation and Nominating Committee will be “independent,” as that term is defined in Rule 4200(a)(15) of the listing standards of The Nasdaq Stock Market, Inc. The Compensation and Nominating Committee will be responsible for oversight of the executive and employee compensation programs of People’s Bank and People’s United Financial, including conducting performance reviews of the executive officers of People’s Bank and People’s United Financial and approval of policies with respect to executive compensation. The Compensation and Nominating Committee will adopt a charter, which will provide details concerning the operations of the committee and will be made available on People’s Bank’s website at www.peoples.com. It is expected that this charter will be substantially similar to the People’s Bank Human Resource Committee charter, which is available on People’s Bank’s website at www.peoples.com.

Executive Committee. People’s United Financial intends to establish an Executive Committee, whose members are expected to be the same as the members of People’s Bank’s existing Executive Committee: George P. Carter (Chairman), Collin P. Baron, Jerry Franklin, Eunice S. Groark, John A. Klein, Jack E. McGregor and James A. Thomas. To the extent not inconsistent with law or People’s United Financial’s Certificate of Incorporation or Bylaws, the Executive Committee will exercise all the powers and authority of the Board in the management of the business and affairs of People’s United Financial during intervals between meetings of the Board. The Executive Committee will adopt a charter which will provide details concerning the operations of the committee and will be made available on People’s Bank’s website at www.peoples.com. It is expected that this charter will be substantially similar to the People’s Bank Executive Committee charter, which is available on People’s Bank’s website at www.peoples.com.

Executive Officers

People’s United Financial’s executive officers will be appointed annually by the Board of Directors of People’s United Financial and serve at the Board’s discretion. However, one of our officers does have an employment agreement with People’s Bank, as further described under “Employment Agreement” below. The table below states our executive officers’ names, their ages as of September 30, 2006, and their positions with People’s United Financial. Information concerning the principal occupations, employment and compensation of the executive officers of People’s United Financial during the past five years is set forth under “Management of People’s Bank.”

Name	Age	Positions Held
Jacinta A. Coleman	58	Executive Vice President and Chief Information Officer
Robert R. D’Amore	53	Executive Vice President, Marketing and Regional Banking
Brian F. Dreyer	59	Executive Vice President, Commercial Banking
Bryan J. Huebner	56	Executive Vice President, Consumer Financial Services
John A. Klein	57	President, Chief Executive Officer and Chairman of the Board
William T. Kosturko	57	Executive Vice President and General Counsel
Henry R. Mandel	62	Executive Vice President, Organization Effectiveness
Philip R. Sherringham	53	Executive Vice President and Chief Financial Officer
Mark K. Vitelli	44	Executive Vice President, Direct Banking and Operations

Director and Executive Officer Compensation

Since the formation of People’s United Financial, none of its directors, executive officers or other personnel have received remuneration from People’s United Financial. It is currently expected that no separate compensation will be paid to the executive officers or other personnel of People’s United Financial. However, directors of People’s United Financial who are not employees of People’s United Financial or of People’s Bank or any of their subsidiaries (outside directors) will be compensated for service as directors of People’s United Financial. No separate compensation will be paid to a director of People’s Bank who attends a board or committee meeting that is held jointly with a board or committee meeting of People’s United Financial and who is compensated for that meeting by People’s United Financial. Compensation will be paid to outside directors of People’s United Financial according to the following table:

Annual Fees:		Per-Meeting Attendance Fees:
Cash retainer (all members)	$24,000	Board meetings (all members)	$950
Equity compensation (all members) (1)	$95,000	Committee meetings:
Vice Chairman of the Board/Lead Director	$65,000	Audit Committee:
Committee Chairman:		Chairman	$1,450
Audit Committee	$10,500	Other Audit Committee members	$1,200
Compensation and Nominating	$4000	Members of all Committees (except Audit)	$950
Executive	$4000

(1)	Paid pursuant to the People’s United Financial Directors’ Equity Compensation Plan, discussed below.

A director who, by invitation, attends a meeting of a committee of which he or she is not a regular member will be paid the same attendance fee as is payable to members of that committee. From time to time, the Chairman of the Audit Committee may perform certain additional services in his capacity as Chairman without a meeting of the Audit Committee (e.g., meetings with representatives of People’s United Financial’s independent registered public accountants). In such cases, he will receive an amount equal to the Chairman’s regular Audit Committee meeting attendance fee.

As part of the conversion, People’s United Financial will assume the People’s Bank Directors’ Equity Compensation Plan, which will cease to exist as a plan maintained by People’s Bank and will be renamed the “People’s United Financial Directors’ Equity Compensation Plan.” Awards will be made in People’s United Financial common stock rather than People’s Bank common stock. Non-employee directors will receive compensation under the People’s United Financial Directors’ Equity Compensation Plan. Under the People’s United Financial Directors’ Equity Compensation Plan, each director who is not an employee will be granted an annual award of shares of common stock based on a target dollar value of $95,000 immediately following each annual meeting of shareholders. A person appointed as a director between annual meetings is eligible for a full or partial grant of an annual award at the time of his or her appointment, in the discretion of the Compensation and Nominating Committee.

Cash dividends payable with respect to shares of common stock issued to directors pursuant to the People’s United Financial Directors’ Equity Compensation Plan will be paid in the same amount and at the same time as dividends are paid to shareholders generally. Stock dividends, stock splits and similar transactions will have the same effect on shares of common stock issued pursuant to the People’s United Financial Directors’ Equity Compensation Plan as on all other shares of common stock outstanding.

Shares of common stock issued pursuant to the People’s United Financial Directors’ Equity Compensation Plan are generally not transferable by a director until the third anniversary of the grant date or, if earlier, at his or her cessation of service as a People’s United Financial director. In the event of a director’s death, shares of common stock held in his or her name will be issued to his or her beneficiary. All transfer restrictions will lapse upon a change in control, as such term is defined in the plan.

Directors of People’s United Financial may also be entitled to participate in certain stock benefit plans established by People’s United Financial.

MANAGEMENT OF PEOPLE’S BANK

Directors

Composition of the Board. The Charter and Bylaws of People’s Bank provide for the election of directors by the stockholders of People’s Bank and for the division of the Board of Directors into three classes of directors as nearly equal in number as reasonably possible. The terms of office of the members of one class expire and successors are elected for a three-year term at each annual meeting of stockholders. Following the conversion, beginning at the 2007 annual meeting of the stockholders of People’s Bank, People’s United Financial, as People’s Bank’s sole stockholder, will elect all of People’s Bank’s directors. People’s Bank’s Bylaws provide that there will be between five and 15 members of the Board of Directors, as fixed by resolution of the Board of Directors. The Board of Directors has resolved that there will be ten members of the Board.

Who People’s Bank’s Directors Are. The following table states People’s Bank’s directors’ names, their ages as of September 30, 2006, their positions and the years when they began serving as directors:

Name	Age	Director Since	Term Expires	Positions Held
Collin P. Baron	59	2001	2008	Director
George P. Carter	69	1976	2009	Vice Chairman of the Board and Lead Director
Jerry Franklin	59	1997	2009	Director
Eunice S. Groark	68	1995	2009	Director
Janet M. Hansen	64	2004	2007	Director
Richard M. Hoyt	64	2002	2008	Director
John A. Klein	57	1999	2008	President, Chief Executive Officer and Chairman of the Board
Jeremiah J. Lowney, Jr.	70	1998	2007	Director
Jack E. McGregor	72	1989	2007	Director
James A. Thomas	67	1997	2009	Director

Directors’ Backgrounds. The business experience of each of People’s Bank’s directors is as follows:

Collin P. Baron is a member of the law firm of Pullman & Comley, LLC. He has been affiliated with the firm since 1973. Mr. Baron became a director of People’s Bank in 2001 and is a Trustee of People’s Mutual Holdings. He is Chairman of the Treasury and Finance Committee and serves as a member of the Executive and Loan Review Committees.

George P. Carter is the President of Connecticut Foods, Inc. Mr. Carter was first elected to the Board in 1976 and is a Trustee of People’s Mutual Holdings. He is Vice Chairman and Lead Director of the Board and serves as Chairman of People’s Audit and Executive Committees and as a member of People’s Bank’s Operational Risk, Human Resources and Loan Review Committees. Mr. Carter also serves as a director of Bridgeport Hospital.

Jerry Franklin is the President and Chief Executive Officer of Connecticut Public Broadcasting Inc., a position he has held since 1985. Mr. Franklin was elected to the Board of Directors in 1997 and is a member of People’s Bank’s Audit, Executive, and Human Resources Committees. Mr. Franklin also serves as Chairman of the Loan Review Committee. He also serves as a Trustee of People’s Mutual Holdings.

Eunice S. Groark, attorney, served as Lieutenant Governor of the State of Connecticut from 1991 until January 1995. She currently serves as a Trustee of the Phoenix Edge Series Funds. Mrs. Groark was first elected to the Board of Directors in 1995. She is Chairman of the Trust Committee and is a member of the Executive, Treasury and Finance, and Operational Risk Committees.

Janet M. Hansen was employed as Executive Vice President of Aquarion Company, a diversified water management company, from 1995 until her retirement in March 2005. Mrs. Hansen served as Aquarion Company’s Chief Financial Officer from 1992 through 1999. She was President and Chief Executive Officer of Aquarion Company’s principal operating subsidiary, Aquarion Water Company from 2000 to 2003. Ms. Hansen continues to serve as a director of Aquarion Water Company of Connecticut (an indirect subsidiary of Kelda Group plc). Mrs. Hansen became a member of People’s Bank’s Board of Directors in February 2004. She is a member of the Audit, Operational Risk and Trust Committees. She also serves on the Board of Directors of Bridgeport Hospital and of the University of Connecticut Foundation.

Richard M. Hoyt is President and Chief Executive Officer of Chapin & Bangs Co., a steel service center, and is Chairman and Chief Executive Officer of Lindquist Steels, Inc., a distributor of tool steel. He has occupied each of these positions for more than five years. Mr. Hoyt also serves as a director of Bridgeport Hospital, and as a member of the board of Yale New Haven Health Services Corp. Mr. Hoyt, who is also a Trustee of People’s Mutual Holdings, was first elected as a director of People’s Bank in 2002. Mr. Hoyt is a member of the Audit, Treasury and Finance, and Trust Committees.

John A. Klein became President of People’s Bank on June 1, 1999, Chief Executive Officer on October 1, 1999 and Chairman of the Board of Directors on January 1, 2000. Mr. Klein has served in a variety of capacities since beginning his career at People’s Bank in 1971. Mr. Klein first became a member of People’s Bank’s Board in 1999. He is a member of the Executive, Treasury and Finance, and Operational Risk Committees. Mr. Klein also serves as a Trustee of People’s Mutual Holdings.

Jeremiah J. Lowney, Jr., D.D.S. is an orthodontist whose practice has been based in the Norwich, Connecticut area for more than 30 years. Dr. Lowney has also served since 1982 as the President of the Haitian Health Foundation, a health care facility that provides humanitarian health services in Haiti. Dr. Lowney served as a director of Norwich Financial Corp. and The Norwich Savings Society until the merger of those companies into People’s Bank in February 1998, when he became a director of People’s Bank. Dr. Lowney is a member of the Audit, Loan Review, and Operational Risk Committees.

Jack E. McGregor is co-Chairman of the Board of Get Hooked! LLC, an investor group which owns the Bridgeport Bluefish minor league baseball team. Mr. McGregor is also a managing member of the investment firms of Westchester Baseball, LLC and Black Rock Investors, LLC, and is of counsel to the law firm of Cohen and Wolf, P.C. Mr. McGregor was Chairman of the Board of Aquarion Company until October 1, 1996. Mr. McGregor served as Aquarion Company’s President from 1987 to 1995 and Chief Executive Officer from 1990 to 1995. Mr. McGregor retired as a director of Aquarion Company on January 10, 2000. He continues to serve as a director of Aquarion Water Company of Connecticut, and CDG Technology, Inc., and as Advisory Board Chairman of the St. Lawrence Seaway Development Corporation. Mr. McGregor has been a director of People’s Bank since 1989. He is Chairman of the Operational Risk Committee, and serves as a member of the Executive, Treasury and Finance, and Loan Review Committees.

James A. Thomas served as Associate Dean at Yale Law School from 1969 until his retirement in 2004, and served as Master of Saybrook College of Yale University from 1990 to 1996. Mr. Thomas, who serves as Chairman of the Board of Trustees of People’s Mutual Holdings, was elected to the Board of Directors of People’s Bank in 1997. He serves as Chairman of the Human Resources Committee and is a member of the Executive, Loan Review and Trust Committees. Mr. Thomas is also a director of UIL Holdings Corporation, the holding company for the United Illuminating Company.

Executive Officers

People’s Bank’s executive officers serve at the discretion of the Board of Directors of People’s Bank. However, one of People’s Bank’s officers does have an employment agreement, as further described under “Employment Agreement” below. The name, principal occupation and business experience for at least the last five years of each executive officer of People’s Bank is set forth in the table below as of September 30, 2006. For purposes of this table, “People’s Bank” includes the present stock-form bank as well as its predecessor mutual-form bank prior to its reorganization in 1988.

Name	Age	Held Current Position Since	With People’s Bank Since	Positions Held
Jacinta A. Coleman	58	2000	2000	Executive Vice President and Chief Information Officer
Robert R. D’Amore	53	2000	1981	Executive Vice President, Marketing and Regional Banking
Brian F. Dreyer	59	2001	1991	Executive Vice President, Commercial Banking
Bryan J. Huebner	56	1996	1975	Executive Vice President, Consumer Financial Services
John A. Klein	57	2000	1971	President, Chief Executive Officer and Chairman of the Board
William T. Kosturko	57	1994	1991	Executive Vice President and General Counsel
Henry R. Mandel	62	2001	1998	Executive Vice President, Organization Effectiveness
Philip R. Sherringham	53	2003	2003	Executive Vice President and Chief Financial Officer
Mark K. Vitelli	44	1999	1984	Executive Vice President, Direct Banking and Operations

Executive Officers’ Backgrounds. The business experience of each of People’s Bank’s executive officers is set forth below. Except as otherwise indicated, each executive officer has held his or her current position for the past five years.

Jacinta A. Coleman has been an Executive Vice President and Chief Information Officer since 2000.

Robert R. D’Amore has been an Executive Vice President (Marketing and Regional Banking) since 2000. Mr. D’Amore has served in various capacities for People’s Bank since 1981.

Brian F. Dreyer has been an Executive Vice President (Commercial Banking) since 2001. Mr. Dreyer has served in various capacities for People’s Bank since 1991.

Bryan J. Huebner has been an Executive Vice President (Consumer Financial Services) since 1996. Mr. Huebner has served in various capacities for People’s Bank since 1975.

John A. Klein became President of People’s Bank on June 1, 1999, Chief Executive Officer on October 1, 1999 and Chairman of the Board of Directors on January 1, 2000. Mr. Klein has served in a variety of capacities since beginning his career at People’s Bank in 1971. Mr. Klein first became a member of People’s Bank’s Board in 1999. He is a member of the Executive, Treasury and Finance, and Operational Risk Committees. Mr. Klein also serves as a Trustee of People’s Mutual Holdings.

William T. Kosturko has been an Executive Vice President since 1994 and has been General Counsel since 1991.

Henry R. Mandel has been an Executive Vice President (Organization Effectiveness) since 2001. Mr. Mandel has served in various capacities for People’s since 1998.

Philip R. Sherringham has been an Executive Vice President and Chief Financial Officer since 2003. Prior to joining People’s Bank, Mr. Sherringham was an Executive Vice President and Chief Financial Officer at United California Bank in Los Angeles. He joined United California Bank’s predecessor, Sanwa Bank California in 1993.

Mark K. Vitelli has been an Executive Vice President (Direct Banking and Operations) since 1999. Mr. Vitelli has served in various capacities for People’s Bank since 1984.

Meetings of the Board of Directors and its Committees

During 2005, People’s Bank’s Board of Directors held 14 meetings. No director attended fewer than 75% of the aggregate of (a) the total number of meetings of the Board of Directors held while he or she was a director and (b) the total number of meetings held by all committees of the Board on which he or she served. The Board of Directors encourages all Board members to attend the Annual Meeting of Stockholders. All ten individuals serving as directors at the time of the 2006 Annual Meeting attended that meeting.

Board of Directors Committees

People’s Bank has seven standing committees: the Audit Committee, the Executive Committee, the Human Resources Committee (which performs the functions of a nominating committee and a compensation committee), the Loan Review Committee, the Operational Risk Committee, the Treasury and Finance Committee and the Trust Committee.

Audit Committee. The Audit Committee met 14 times during 2005. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Each member of the Audit Committee is “independent,” as that term is defined in Rule 4200(a)(15) of the listing standards of The Nasdaq Stock Market, Inc. Each member of the Audit Committee also satisfies the more stringent definition of independence required for members of audit committees generally, as set forth in Rule 4350(d)(2)(A) of the listing standards of The Nasdaq Stock Market, Inc. The members of the Audit Committee are George P. Carter (Chairman), Jerry Franklin, Janet M. Hansen, Richard M. Hoyt and Jeremiah J. Lowney, Jr. The Audit Committee is responsible for monitoring the accounting practices and internal controls of People’s Bank, including the supervision of an annual audit of People’s Bank’s financial statements by certified public accountants. People’s Bank’s Board of Directors has adopted a written charter for the Audit Committee, including provisions recognizing the specific audit committee responsibilities imposed by the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission rules implementing that Act, and the listing standards of The Nasdaq Stock Market, Inc. A copy of the charter was attached as Exhibit A to People’s Bank’s Proxy Statement for the 2005 Annual Meeting and is also available on People’s Bank’s website at www.peoples.com.

Executive Committee. The members of People’s Bank’s Executive Committee are George P. Carter (Chairman), Collin P. Baron, Jerry Franklin, Eunice S. Groark, John A. Klein, Jack E. McGregor

and James A. Thomas. The Executive Committee may formulate and recommend to the Board of Directors for approval general policies regarding the management and affairs of People’s Bank, and may perform such other functions as are provided in the Bylaws of People’s Bank or as directed by the Board of Directors. The Executive Committee met once during 2005.

Human Resources Committee. The Human Resources Committee, which is comprised of James A. Thomas (Chairman), George P. Carter, and Jerry Franklin, met ten times during 2005. Each member of the Committee is “independent,” as that term is defined in Rule 4200(a)(15) of the listing standards of The Nasdaq Stock Market, Inc. The Human Resources Committee is responsible for making policy decisions concerning the compensation and benefit programs maintained by People’s Bank, and conducts periodic performance reviews of the senior and executive officers of People’s Bank. The Human Resources Committee also recommends nominees for election as directors to the full Board of Directors. A current copy of the Human Resources Committee charter is available on People’s Bank’s website at www.peoples.com.

Loan Review Committee. The members of People’s Bank’s Loan Review Committee are Jerry Franklin (Chairman), Collin P. Baron, George P. Carter, Jeremiah J. Lowney, Jr., Jack E. McGregor and James A. Thomas. The Loan Review Committee, which met 24 times during 2005, is charged with reviewing and approving strategies, planning and procedures concerning People’s Bank’s commercial, commercial real estate, consumer and community lending activities, reviewing lending activities of People’s Bank and, where appropriate, approving loans brought before the Committee for approval.

Operational Risk Committee. The Operational Risk Committee is responsible for formulating a bank-wide framework to manage operational risk as a distinct type of potential risk to the safety and soundness of People’s Bank. The Operational Risk Committee receives and evaluates information from both internal and external sources relating to perceived operational risks and to People’s Bank’s ongoing efforts to manage such risks, and makes reports and recommendations to the full Board as appropriate with respect to operational risk issues. The Operational Risk Committee, which is comprised of Jack E. McGregor (Chairman), George P. Carter, Eunice S. Groark, Janet M. Hansen, John A. Klein and Jeremiah J. Lowney, Jr., met six times in 2005.

Treasury and Finance Committee. People’s Bank’s Treasury and Finance Committee is responsible for approving policies and strategies for, and reviewing the investments and financial activities of, People’s Bank’s Investments and Treasury group. The Treasury and Finance Committee is also charged with reviewing and approving People’s Bank’s asset/liability strategies, including wholesale funding, and interest rate risk management activities. In addition, the Treasury and Finance Committee is responsible for monitoring People’s Bank’s bank-owned life insurance program, including oversight of the program’s investment performance, risk management and internal controls. The Treasury and Finance Committee met eight times during 2005. Collin P. Baron is the Chairman of the Treasury and Finance Committee; its other members are Eunice S. Groark, Richard M. Hoyt, John A. Klein, and Jack E. McGregor.

Trust Committee. Eunice S. Groark is the Chairman of People’s Bank’s Trust Committee. Janet M. Hansen, Richard M. Hoyt and James A. Thomas are also members of the Trust Committee, which met four times during 2005. The Trust Committee is responsible for making policy for, and reviewing the financial and fiduciary status of, People’s Bank’s Trust Department.

Director Compensation

Fee Arrangements. To date, People’s Bank has compensated its directors for their services. People’s Bank expects to continue this practice. Directors who are employed by People’s Bank are not entitled to additional compensation for Board or committee service. Directors who are not employed by People’s Bank are compensated according to the following table; however, no separate compensation will be paid to a director of People’s Bank who attends a board or committee meeting that is held jointly with a board or committee meeting of People’s United Financial and who is compensated for that meeting by People’s United Financial:

Annual Fees:		Per-Meeting Attendance Fees:
Committee Chairman:		Board meetings (all members)	$950
Loan Review Committee	$8,000	Committee meetings:
Operational Risk Committee	$4,000	Audit Committee
Treasury and Finance Committee	$4,000	Chairman	$1,450
Trust Committee	$4,000	Other Audit Committee members	$1,200
		Loan Review Committee Chairman	$1,150
		Members of all Committees (except Audit)	$950

A director who, by invitation, attends a meeting of a committee of which he or she is not a regular member will be paid the same attendance fee as is payable to members of that committee. From time to time, the Chairman of the Audit Committee may perform certain additional services in his capacity as Chairman (e.g., meetings with representatives of People’s Bank’s independent registered public accountants) without a meeting of the Audit Committee. In such cases, he will receive an amount equal to the Chairman’s regular Audit Committee meeting attendance fee.

Directors who are not employees of People’s Bank may defer all or a part of their director compensation in accordance with the terms of the Amended and Restated Deferred Compensation Plan for Directors. Under this Plan, a director may defer retainer and meeting fees until such time as the director ceases to be a member of the Board of Directors. Amounts deferred under the Plan earn interest at market rates until paid.

Non-employee directors also receive compensation under the People’s Bank Directors’ Equity Compensation Plan. Under the People’s Bank Directors’ Equity Compensation Plan, each director who is not an employee is granted an annual award of shares of People’s Bank common stock based on a target dollar value of $95,000 immediately following each annual meeting of People’s Bank’s shareholders. A person appointed as a director between annual meetings is eligible for a full or partial grant of an annual award at the time of his or her appointment, in the discretion of the Human Resources Committee.

Cash dividends payable with respect to shares of common stock issued to directors pursuant to the People’s Bank Directors’ Equity Compensation Plan will be paid in the same amount and at the same time as dividends are paid to shareholders generally. Stock dividends, stock splits and similar transactions will have the same effect on shares of common stock issued pursuant to the plan as on all other shares of People’s Bank common stock outstanding.

Shares of common stock issued pursuant to the People’s Bank Directors’ Equity Compensation Plan are generally not transferable by a director until the third anniversary of the grant date or, if earlier, at his or her cessation of service as a People’s Bank director. In the event of a director’s death, shares of People’s Bank common stock held in his or her name will be issued to his or her beneficiary. All transfer restrictions will lapse upon a Change in Control, as such term is defined in the plan. The enactment of Section 409A of the Internal Revenue Code is expected to require amendment of this plan, affecting the time at which transfer restrictions may lapse under certain conditions. As part of the conversion, People’s United Financial will assume the People’s Bank Directors’ Equity Compensation Plan, which will cease to exist as a plan maintained by People’s Bank. Awards will be made in People’s United Financial common stock rather than People’s Bank common stock, and will be made to directors in their capacity as directors of People’s United Financial rather than as directors of People’s Bank. See “Management of People’s United Financial – Director and Executive Officer Compensation.”

Compensation Committee Interlocks and Insider Participation

The Human Resources Committee of People’s Bank’s Board of Directors is composed solely of individuals who are neither officers nor employees of People’s Bank, People’s Mutual Holdings, People’s United Financial or any of their respective subsidiaries. The members of the Human Resources Committee are James A. Thomas (Chairman), George P. Carter, and Jerry Franklin. During the fiscal year ended December 31, 2005, there were no interlocks, as defined under the rules and regulations of the Securities and Exchange Commission, between members of the Human Resources Committee or executive officers of People’s Bank and corporations with which such persons are affiliated.

Executive Officer Compensation

To date, People’s Bank has compensated its executive officers for their services. People’s Bank expects to continue this practice. People’s United Financial will not pay any additional or separate compensation until we have a business reason to establish separate compensation programs; however, equity-based awards made as part of People’s Bank executive compensation will be made in People’s United Financial common stock rather than People’s Bank common stock.

Summary Compensation Table. The following table sets forth a summary for the last three fiscal years of the cash and non-cash compensation paid or awarded by People’s Bank to its Chief Executive Officer and to its four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the 2005 fiscal year, whose total annual salary and bonus for 2005 was at least $100,000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary(a) ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (b)(c) ($)	Securities Underlying Options(c) (#)	LTIP Payouts ($)	All Other Compensation(d) ($)
John A. Klein Chairman, President and Chief Executive Officer	2005	746,462	784,353	*	382,637	46,935	444,773	292,591
	2004	751,731	763,350	*	489,605	67,500	259,193	852,148
	2003	702,769	634,316	*	250,800	67,500	288,984	68,418
Robert R. D’Amore Executive Vice President, Marketing and Regional Banking	2005	288,044	207,350	*	105,868	15,300	81,758	64,257
	2004	281,546	221,848	*	103,262	20,250	69,384	36,508
	2003	256,198	140,164	*	58,311	28,350	61,887	22,065
Brian F. Dreyer Executive Vice President, Commercial Banking	2005	288,223	207,413	*	105,868	15,300	116,145	73,183
	2004	282,770	222,565	*	103,262	20,250	37,919	33,632
	2003	261,003	141,717	*	58,311	28,350	33,822	21,844
William T. Kosturko Executive Vice President and General Counsel	2005	301,067	179,534	*	90,744	13,500	85,190	89,799
	2004	301,872	180,691	*	89,019	17,438	69,503	287,144
	2003	281,871	134,799	*	50,160	24,413	61,993	24,563
Philip R. Sherringham Executive Vice President and Chief Financial Officer	2005	386,769	321,750	*	136,116	15,300	108,217	36,033
	2004	374,077	260,188	*	133,529	20,250	70,000	300,335
	2003	258,462	165,155	*	95,534	60,525	—	120,096

*	People’s Bank’s incremental cost with respect to perquisites and other personal benefits paid to the Named Executive Officers is not reported because the cost did not exceed the lesser of $50,000 or 10% of the sum of the Named Executive Officer’s salary and bonus.
(a)	People’s Bank pays all of its employees, including executive officers, on a biweekly basis, resulting in 26 pay periods for most calendar years. On occasion, a calendar year will include 27 pay periods, as was the case in 2004. The amounts shown in this column for 2004 reflect salary payments for this additional pay period.
(b)

A total of 32,580 shares of People’s Bank’s common stock were awarded to the Named Executive Officers as restricted stock grants in 2005. All of these shares were awarded on February 17, 2005 as part of People’s Bank’s ordinary long-term incentive award cycle. One-half of the shares will vest on February 1, 2007, with an additional 25% of such shares vesting on February 1, 2008 and 2009, respectively. Cash dividends paid with respect to shares of restricted stock are accumulated for the benefit of the grantee in a non-interest bearing account, and will be paid out to the grantee as soon as practicable after the end of the applicable restriction period. Restricted stock values included in this column are based on the closing price of the common stock on the grant date. At September 30, 2006, Messrs. Klein, D’Amore, Dreyer, Kosturko and Sherringham held 63,180; 29,236; 24,238; 20,040 and 40,857 shares of restricted stock, respectively, having a value at that date of $2,502,560; $1,158,117; $960,067; $793,784 and $1,618,346, respectively, based on the closing price of People’s Bank common stock on September 29, 2006 (the last business day of the calendar quarter).

(c)	Shares of restricted stock and stock options awarded to a Named Executive Officer are generally subject to forfeiture if the Named Executive Officer leaves People’s Bank’s employment prior to the date such shares or options become vested. All stock options granted during 2005 and (to the extent not previously exercised) in prior years were vested as of December 31, 2005. See the discussion below following the table listing option grants in 2005.
(d)	Amounts in this column consist of (1) matching contributions by People’s Bank to the People’s Bank 401(k) Employee Savings Plan and matching credits under People’s Bank’s Supplemental Savings Plan, (2) amounts paid by People’s Bank to provide long-term disability insurance coverage for the Named Executive Officers, and (3) for all Named Executive Officers other than Mr. Sherringham, the amount accrued under a deferred compensation plan designed to replace a portion of the benefits previously provided to such officers under People’s Bank’s split-dollar life insurance program, plus the amount paid to provide term life insurance coverage to replace a portion of the benefits previously provided under that program. For 2005, these amounts were as follows:

Name	Matching Contributions and Credits	Cost of Enhanced Long-Term Disability Insurance	Accrual under Split Dollar Replacement Plan	Cost of Term Life Insurance
John A. Klein	77,753	9,279	196,739	8,820

Robert R. D’Amore	24,433	3,205	34,703	1,916

Brian F. Dreyer	24,677	2,599	44,582	1,325

William T. Kosturko	24,637	4,147	59,865	1,150

Philip R. Sherringham	32,521	3,512	—	—

The following table sets forth information concerning stock options to purchase shares of People’s Bank common stock granted in 2005 to the Named Executive Officers under the 1998 Long-Term Incentive Plan.

	Option Grants in Last Fiscal Year
	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (a)	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(b)
John A. Klein	46,935	18.8%	25.25	17-Feb-2015	234,675

Robert R. D’Amore	15,300	6.1%	25.25	17-Feb-2015	76,500

Brian F. Dreyer	15,300	6.1%	25.25	17-Feb-2015	76,500

William T. Kosturko	13,500	5.4%	25.25	17-Feb-2015	67,500

Philip R. Sherringham	15,300	6.1%	25.25	17-Feb-2015	76,500

(a)	A total of 249,045 stock options were granted in 2005.
(b)	Values in this column are estimates made using the Black-Scholes option valuation model with the following assumptions: (1) an expected volatility rate of 25%; (2) an expected dividend yield of 3.0%; (3) a risk-free interest rate of 3.8%; (4) an expected option life of 5 years; and (5) no discounts for nontransferability or risk of forfeiture. This is a theoretical value for stock options. The actual value of the options will depend on the market value of People’s Bank’s common stock at the time of exercise.

On December 22, 2005, People’s Bank accelerated the vesting of all outstanding, unvested stock options previously awarded to employees of People’s Bank, including all options granted in 2005 to the Named Executive Officers listed in the table above. Shares of People’s Bank common stock acquired pursuant to the exercise of any option which became vested on an accelerated basis may not be sold or otherwise transferred until the earlier of (a) the date the option would have vested under the terms on which it was initially awarded, or (b) termination of the optionholder’s employment with People’s Bank. If People’s Bank had not taken action to accelerate unvested options, the options listed in the table would have vested and become exercisable 50% on February 1, 2007, with an additional 25% becoming vested and exercisable on February 1, 2008 and February 1, 2009, respectively. Options granted prior to 2005 and which were affected by the acceleration had similar vesting schedules. The purpose of the acceleration was to enable People’s Bank to eliminate compensation expense associated with previously-granted but unvested options in future years, upon adoption of Statement of Financial Accounting Standards No. 123-R (Share-Based Payments) in January 2006.

The following table sets forth information concerning stock options and stock price appreciation units exercised during 2005 by the Named Executive Officers, and the number and value of unexercised stock options held by the Named Executive Officers at December 31, 2005. No stock price appreciation units were outstanding on December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 is presented as required by Securities and Exchange Commission rules. The actual amount, if any, realized upon exercise of stock options will depend upon the excess, if any, of the market price of People’s Bank common stock over the exercise price per share of common stock of the option at the time it is exercised. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

	Aggregated Option/Appreciation Unit Exercises in Last Fiscal Year and FY-End Option Values
Name	Appreciation Units Exercised/ Shares Acquired on Exercise (#)(a)	Value Realized($)(a)	Number of Securities Underlying Unexercised Options at FY-End (#) Exercisable/ Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($)(b) Exercisable/ Unexercisable
John A. Klein	134,270	2,048,253	433,935	—	7,138,638	—

Robert R. D’Amore	73,013	1,158,233	58,725	—	777,086	—

Brian F. Dreyer	24,469	341,737	53,775	—	683,398	—

William T. Kosturko	68,950	1,265,075	75,050	—	1,158,579	—

Philip R. Sherringham	30,262	409,855	65,813	—	909,751	—

(a)	Stock price appreciation units and options issued in connection with the imposition of a cap on the amount realizable upon exercise of the appreciation units must be exercised at the same time, and are therefore counted as a single combined unit for purposes of these columns. No Named Executive Officer other than Mr. Klein exercised any stock price appreciation units during 2005.
(b)	Based upon the difference between the exercise price and closing price per share of Common Stock ($31.06) at December 30, 2005 (last business day of the year).

The following table sets forth information concerning the award of cash-based performance units under the People’s Bank 1998 Long-Term Incentive Plan to the Named Executive Officers in 2005.

Long-Term Incentive Plans—Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights (#)(a)	Performance or Other Period Until Maturation or Payout (b)	Estimated Future Payouts under Non-Stock Price-Based Plans
			Threshold ($)(c)	Target ($)(c)	Maximum ($)(c)
John A. Klein	72	3 years	44,940	539,280	808,920

Robert R. D’Amore	36	3 years	8,700	104,400	156,600

Brian F. Dreyer	36	3 years	8,703	104,432	156,648

William T. Kosturko	31	3 years	7,808	93,696	140,544

Philip R. Sherringham	36	3 years	11,700	140,400	210,600

(a)	Each cash-based performance unit has a nominal target value equal to 1% of the recipient’s base salary at the time of grant.
(b)	The Human Resources Committee establishes goals set with respect to the period over which performance is to be measured and may revise such goals from time to time if deemed appropriate. At the end of the performance period, the Human Resources Committee will determine if the conditions of the award have been satisfied and, to the extent that such conditions have been met, the award will be paid out in a lump sum or in annual installments. Performance unit payouts may be accelerated as a result of a Change in Control (as defined below under “Change of Control Arrangements”) of People’s Bank.
(c)

Awards are earned in proportion to People’s Bank’s achievement of goals based on cash earnings per share (EPS) for each year during the specified performance period. One-half of the payout is based on People’s Bank’s actual EPS compared to a target EPS established during People’s Bank’s internal budget-setting process in each year of the designated performance period. The other half of the payout is based on the compounded annual growth of People’s Bank’s EPS for each year during the specified performance period, compared to the compounded annual growth in the median EPS over the same period for a peer group of financial institutions designated at the time of grant and updated from time to time to reflect changes affecting the composition of the group, such as consolidations. People’s Bank must achieve a specified percentage (the “Performance Trigger Percentage”) of the designated comparison measure in order to trigger accrual of a payout with respect to any year in the performance period. Threshold-level payouts will be accrued in an amount equal to a designated percentage (the “Payout Percentage”) of the target award. The Performance Trigger Percentage and the Payout Percentage may be changed annually for each year in the applicable performance period, and may be different for each of the two measures. For 2005, the Performance Trigger Percentage and the Payout Percentage were 80% and 50%, respectively, for the internal measure, and 80% and 50%, respectively, for the external measure. Separate calculations are made for each year in the performance period, and for each performance measure. A payout will therefore be accrued if People’s Bank achieves the Performance Trigger Percentage on one measure for at least one of the years in the performance period. For purposes of the table, estimated threshold payments are calculated as if People’s Bank attained the Performance Trigger Percentage on only one EPS measure in only one of the years included in the performance period, and less than the Performance Trigger Percentage on the other EPS measure in each covered year. Estimated threshold payments shown in the table assume that the lowest Payout Percentage for either measure for the year in which the Performance Trigger Percentage is attained is 50%.

Defined Benefit Plan. People’s Bank maintains a tax-qualified noncontributory defined benefit plan (the “Retirement Plan”) and two nonqualified supplemental defined benefit plans (the “Cap Plan” and the “Enhanced Plan,” collectively, the “SERPs”). The following table shows the maximum estimated combined annual pension benefits payable under the Retirement Plan and the SERPs upon retirement in 2006 at age 65 based upon various classifications of compensation and years of service. The table assumes that the covered person is not entitled to receive benefits under any tax-qualified defined benefit plan maintained by any former employer of such person.

	Years of Service
Average Annual Compensation (a)	5 (b)	10 (b)	15 or more (b)
$ 150,000	$25,000	$50,000	$75,000

250,000	41,667	83,333	125,000

500,000	83,333	166,667	250,000

750,000	125,000	250,000	375,000

1,000,000	166,667	333,333	500,000

1,200,000	200,000	400,000	600,000

1,400,000	233,333	466,667	700,000

1,600,000	266,667	533,333	800,000

1,800,000	300,000	600,000	900,000

(a)	Under the Internal Revenue Code compensation in excess of specified limits ($220,000 for 2006) cannot be considered for tax-qualified pension benefits. Benefits attributable to covered compensation in excess of this amount will generally be paid pursuant to the SERPs.
(b)	The Internal Revenue Code limits the amount of annual benefits payable under tax-qualified pension plans. Benefits in excess of this limit will be paid entirely pursuant to the SERPs.

The Retirement Plan provides retirement benefits for eligible employees (employees who have completed at least 1,000 hours of service within certain periods and who have attained age 21). Subject to the limitations imposed under the Internal Revenue Code, benefit payments are based on the employee’s years of credited service and the higher of (a) the employee’s average annual compensation paid during the five consecutive calendar years during the last ten years of participation that produce the highest average, or (b) 12 times the employee’s average monthly compensation paid during the last 60 consecutive months during which the employee received a salary while a participant in the Retirement Plan.

For purposes of the benefit calculation, compensation is the covered employee’s normal straight time pay, plus overtime pay, sales incentive compensation and annual incentive compensation, as well as salary reduction amounts elected under People’s Bank’s employee benefit programs. Under the Internal Revenue Code, compensation in excess of specified limits cannot be considered for purposes of determining benefits under the Retirement Plan. For the Named Executive Officers, compensation is the sum of salary and bonus, and, for 2004, the cash portion of a special transaction-related award paid to certain Named Executive Officers, subject, for purposes of the Retirement Plan benefit calculations, to the limits specified in the Internal Revenue Code. Subject to certain grandfathered benefits under the terms of the Retirement Plan and the Internal Revenue Code, the basic pension benefit is a lifetime annual pension payable to employees retiring at age 65 equal to 1.1% of average annual compensation up to the retiree’s Social Security covered compensation (which is an average of Social Security wage bases), plus 1.7% of average annual compensation in excess of the retiree’s Social Security covered compensation, all multiplied by the retiree’s years of credited service up to 30 years.

The Cap Plan covers employees who are participants in the Retirement Plan, who are otherwise eligible under the Cap Plan and whose benefits under the Retirement Plan are affected by limitations on compensation described above and limitations on benefit amounts under the Internal Revenue Code. The Cap Plan benefit is equal to the monthly benefit the participant would have received under the Retirement Plan if such limitations did not apply, less the amount he or she has actually received. A participant in the Cap Plan becomes vested at the same time vesting occurs under the Retirement Plan.

The Enhanced Plan provides for the payment of supplemental pension benefits for employees who are otherwise eligible under the Enhanced Plan and have attained age 50. The Enhanced Plan provides for an annual target retirement benefit equal to the excess of (1) 50% of the average compensation that would be used in calculating Retirement Plan benefits if the limitations on compensation imposed by the Internal Revenue Code did not apply, over (2) the benefits payable to the covered employee under any other qualified defined benefit plans maintained by the employee’s former employers, subject to certain exceptions. The target benefit is then reduced by 1/15th for each year of credited service with People’s Bank less than 15. Target benefits under the Enhanced Plan are offset by benefits payable under the Retirement Plan and the Cap Plan. A participant in the Enhanced Plan becomes vested upon attaining age 55 or upon completing five years of service (whichever is later), and in any event upon reaching his or her normal retirement date. In addition, all participants in the Enhanced Plan become fully vested upon a Change in Control of People’s Bank or People’s Mutual Holdings (as defined below under “Change of Control Agreements”) or on the date either People’s Bank or People’s Mutual Holdings enters into an agreement the consummation of which would result in a Change in Control.

The SERPs generally provide for payment of benefits at the same time and in the same manner as payment of benefits to the participant under the Retirement Plan. If People’s Bank’s financial ratings fall below certain thresholds, the SERPs provide for benefit payments in a lump sum to any participant who is no longer employed by People’s Bank, and to the beneficiaries of any deceased participant. The amount of any such payment is limited to the amount deductible by People’s Bank for federal income tax purposes.
A trust has been established to provide for payment of People’s Bank’s obligations under the SERPs to the extent People’s Bank does not pay them directly. The purpose of the trust is to provide participants in the SERPs with greater assurance that the benefits to which they are entitled will be paid. People’s Bank has funded the trust, but all assets in the trust will remain subject to the claims of People’s Bank’s general creditors in the event of People’s Bank’s insolvency.

Estimated years of credited service at normal retirement age (30 year maximum) and current average annual compensation of the Named Executive Officers for purposes of the Retirement Plan and the SERPs are: Mr. Klein, 30 years ($1,229,110); Robert R. D’Amore, 30 years ($371,152); Brian F. Dreyer, 20 years ($370,137); William T. Kosturko, 22 years ($415,373); and Philip R. Sherringham, 15 years ($570,782). Mr. Klein is a party to an agreement with People’s Bank relating to additional retirement and other post-employment benefits, as disclosed in the “Employment Agreement” section.

Employees who began employment with People’s Bank on or after August 14, 2006 are not eligible to participate in the Retirement Plan. Instead, People’s Bank is providing a new benefit to that group of employees under the 401(k) Employee Savings Plan. The new benefit consists of an “employer retirement contribution” made on behalf of each covered employee to the plan, in an annual amount equal to 3% of the employee’s eligible earnings. Employees must satisfy certain eligibility requirements in order to qualify for this new benefit. Also, this new benefit is not available to anyone who remains eligible to participate in the Retirement Plan.

Employees who are not eligible to participate in the Retirement Plan are also not eligible to participate in the SERPs. People’s Bank is currently considering whether to provide additional benefits under one or more non-tax qualified plans to persons who would otherwise have been eligible to participate in the SERPs if they had been employed prior to August 14, 2006.

401(k) Employee Savings Plan. People’s Bank maintains a tax-qualified defined contribution plan for substantially all of the employees of People’s Bank as of the first day of the calendar month following their hire date. Eligible employees may contribute from 1% to 20% of their annual compensation to the plan on a pre-tax basis each year, subject to limitations of the Internal Revenue Code (for 2006 the limit was $15,000 exclusive of any catch-up contributions). Under this plan, People’s Bank will make a discretionary matching contribution as determined each year and will provide additional employer contributions to employees eligible to receive such contributions under the terms of the plan.

People’s Bank maintains a Supplemental Savings Plan which covers certain eligible employees who are also participants in the 401(k) Employee Savings Plan who are affected by the limitations on contributions and benefit amounts under the Internal Revenue Code. This plan allows participants to defer amounts on a non-tax-qualified basis which such participants could have contributed under the 401(k) Employee Savings Plan had the limits of the Internal Revenue Code not applied. The Supplemental Savings Plan is being amended and in the future will operate independently of the 401(k) Employee Savings Plan.

Employment Agreement. Mr. Klein is a party to an employment agreement with People’s Bank effective June 1, 1999 and as amended December 27, 2005. The agreement provides for the employment of Mr. Klein as President, Chief Executive Officer and Chairman of the Board for a series of automatically renewing one-year terms ending December 31, 2014. Either party may prevent the automatic renewal of the employment term by giving at least six months’ prior written notice to that effect to the other party. Mr. Klein’s annual base salary, which was increased to $775,215 beginning with the two-week pay period ending on February 24, 2006, is subject to periodic adjustment by the independent members of the Board from time to time. Mr. Klein is also entitled to participate in all tax-qualified and nonqualified pension, profit sharing, savings bonus or incentive compensation plans and all other basic benefit plans maintained by People’s Bank for the benefit of its executive officers generally.

People’s Bank has the general right to remove or replace Mr. Klein at any time, with or without “good cause” (as defined in the agreement). Likewise, Mr. Klein may resign at any time, with or without “good reason” (as defined in the agreement), but only after providing advance written notice to People’s Bank. Mr. Klein may be entitled to receive certain payments from People’s Bank following termination of his employment, depending on when and under what circumstances the termination occurs.

If Mr. Klein’s employment is terminated by either party, for any reason or for no reason, he will be entitled to receive payment of the following amounts, to the extent accrued and unpaid (or, in the case of expenses, incurred and unreimbursed) as of the date of his termination: his base compensation; reimbursement of all reasonable expenses; payment for unused vacation time; all benefits payable pursuant to the terms of the Retirement Plan and the 401(k) Employee Savings Plan; and amounts payable to him under People’s Bank’s Supplemental Savings Plan and the SERPs. Depending upon the circumstances and date of the termination of his employment, Mr. Klein may be entitled to certain additional benefits and payments as described below.

If Mr. Klein’s employment is terminated by People’s Bank otherwise than for good cause or by Mr. Klein for good reason, People’s Bank will make the following payments to him, contingent upon Mr. Klein’s satisfaction of specified obligations, including limitations on his participation in activities that may compete with the business of People’s Bank:

•	beginning upon termination of Mr. Klein’s employment and ending on the earliest of (1) the third anniversary of the employment termination date, (2) December 31, 2014, or (3) the date of Mr. Klein’s death (the “Benefit Term”), (i) his base compensation as most recently determined, plus (ii) the amount of his annual bonus (calculated on the assumption that all applicable performance targets that were last in effect had been met) for the period, plus (iii) an amount equal to 150% of the matching contributions People’s Bank would have paid or accrued with respect to the 401(k) Employee Savings Plan and the Supplemental Savings Plan on his behalf, based on the salary deferral elections most recently in effect. The foregoing payments shall be made in accordance with regular pay practices provided that such payments shall not commence until the beginning of the seventh month following the month of Mr. Klein’s termination, but the first such payment shall equal the payment due for such seventh month plus all prior payments which would have otherwise been payable.

•	following completion of the Benefit Term, extra retirement benefits to Mr. Klein or his designated beneficiary concurrent with any payments made to Mr. Klein or his beneficiary pursuant to the Retirement Plan and the SERPs. The amount of the extra benefit, when added to the benefits payable under the Retirement Plan and the SERPs, will result in the total amount (including the extra benefit) payable to Mr. Klein to equal the amount he would have received if he had remained employed by People’s Bank during the Benefit Term and received base compensation and bonuses equal to the amounts payable during the Benefit Term.

In addition, the contract provides that under certain circumstances, People’s Bank will make monthly payments to Mr. Klein or his beneficiary in an amount equal to all or a portion of the actuarial reductions for early retirement applicable to monthly benefits payable under the Retirement Plan and the SERPs, in the event Mr. Klein elects to receive retirement payments under those plans prior to his normal retirement date. If Mr. Klein’s employment is terminated by People’s Bank otherwise than for cause or by Mr. Klein for any reason prior to December 31, 2014 but after December 31, 2009, he will be entitled to receive the full amount of the actuarial reduction. If Mr. Klein’s employment is terminated by People’s Bank otherwise than for good cause, or by Mr. Klein for good reason, prior to December 31, 2014 but after May 31, 2005, he will be entitled to receive (i) the full amount of the actuarial reduction if termination occurs after May 31, 2009, and (ii) between 20% and 80% of that amount (depending on the actual date of termination) if termination occurs after that date.

If the Retirement Plan or the SERPs are subsequently amended in a manner that would reduce the amount payable to Mr. Klein, the agreement requires People’s Bank to pay the additional retirement benefits described in the two preceding paragraphs to Mr. Klein without regard to the effect of any such amendment.

Mr. Klein’s employment agreement has been amended on an interim basis to ensure that the calculation of retirement benefits payable under the agreement, and the timing of the payment of such benefits to Mr. Klein, will comply with the provisions of Section 409A of the Internal Revenue Code.

Mr. Klein is currently a party to a change in control agreement identical to those described below to which all other executive officers of People’s Bank are parties. If Mr. Klein’s employment is terminated under circumstances which would entitle him to receive payments pursuant to the existing change in control agreement, Mr. Klein may elect either to receive the payments and benefits payable under the terms of the change in control agreement, or to receive the payments and benefits provided in his employment agreement. He may not receive payment both under the change in control agreement and his employment agreement. If a termination event occurred on December 31, 2006, it is estimated that the benefit payable under Mr. Klein’s change in control agreement would be greater than that provided under his employment agreement. For an estimate of these benefits payable under Mr. Klein’s change in control agreement, please see the “–Change of Control Agreements” section below.

Deferred Compensation Plan. All of People’s Bank’s executive officers, except for Mr. Sherringham but including all other Named Executive Officers, are participants in the People’s Bank Deferred Compensation Plan for Certain Executive Officers. The Deferred Compensation Plan is designed to replace a portion of the benefits previously provided to the covered officers under People’s Bank’s split-dollar life insurance program for senior officers. Executive officers no longer participate in the split-dollar program to avoid potential violations of certain provisions of the Sarbanes-Oxley Act of 2002, under which People’s Bank’s payment of insurance premiums to be reimbursed by the executive at a later date might be characterized as an impermissible loan to the executive. Mr. Sherringham is not a participant in the Deferred Compensation Plan because he was not employed by People’s Bank and therefore not covered by the split-dollar program at the time the plan was adopted.

The Deferred Compensation Plan is intended to provide each participant with a benefit approximately equal to the difference between the projected cash value (calculated at various ages) of the split-dollar life insurance policy previously maintained for his or her benefit (the “Original Policy”), compared to the reduced cash value of the fully paid-up life insurance policy currently maintained for his or her benefit (the “Replacement Policy”), net of reimbursement to People’s Bank for insurance premiums paid by People’s Bank under the split-dollar program for each executive’s benefit prior to adoption of the Deferred Compensation Plan. The projected cash value of each participant’s Original Policy is a fixed amount determined as of the date the plan was adopted; the projected cash value of the Replacement Policies is updated no less often than annually.

Benefits under the Deferred Compensation Plan are generally payable when the executive’s employment with People’s Bank ends. The amount of the benefit is determined by first comparing the projected cash surrender value of the Original Policy at the executive’s age at termination to the projected cash value of the Replacement Policy, net of premium reimbursements due to People’s Bank as noted above. Since benefits paid under the Deferred Compensation Plan are fully taxable, this preliminary value is adjusted, or “grossed up”, by an additional amount approximating the sum of all taxes payable by the executive on account of the benefit payment. The tax gross-up feature is included because, under the split-dollar program, the executive could have used the split-dollar life insurance policy to provide his or her beneficiaries with a tax-free death benefit.

No benefits are payable under the Deferred Compensation Plan if an executive dies while still employed. In that case, the executive’s beneficiaries or estate will receive death benefits under both the Replacement Policy, and a term life insurance policy purchased for that executive. No benefits are payable under the Deferred Compensation Plan if an executive’s employment is terminated for cause.

Change of Control Agreements. People’s Bank has entered into change in control agreements with its executive officers, including Mr. Klein. The change in control agreements provide that if a Change in Control (as defined below) occurs during the term of each agreement, and within three years following the Change in Control the officer is discharged from employment, People’s Bank will pay the officer a lump sum severance payment equal to 2.99 times his or her annual salary (for this purpose, base salary plus incentive compensation), as well as certain insurance benefits and supplemental retirement benefits.

A Change in Control is defined to include (1) certain mergers, consolidations and recapitalizations of People’s Bank or People’s Mutual Holdings in which a majority of shares or voting power is not held in the same proportion as prior to the transaction, (2) sales of all or substantially all of the assets of People’s Bank or People’s Mutual Holdings, and the liquidation or dissolution of People’s Bank or People’s Mutual Holdings; (3) any person (with certain exceptions) acquiring beneficial ownership of securities having 25% or more of the voting power of the outstanding securities of People’s Bank or People’s Mutual Holdings; and (4) a change (with certain exceptions) in a majority of the members of the Board of Directors of People’s Bank or the Board of Trustees of People’s Mutual Holdings; provided, however, that the second-step conversion and offering will not constitute a Change in Control. An officer is deemed to be discharged if People’s Bank discharges him or her or if the officer elects to terminate employment for “good reason.” The term “good reason” includes adverse changes in the officer’s responsibilities or conditions of employment, reductions in compensation, relocation beyond a specified number of miles and adverse changes in compensation and benefit plans. People’s Bank is not required to make payments if the officer is discharged for “cause” after a Change in Control. “Cause” is defined to mean willful failure substantially to perform his or her duties with People’s Bank or willfully engaging in conduct which is demonstrably and materially injurious to People’s Bank.

The change in control agreements contain provisions designed to avoid the imposition of excise taxes on the officer and the disallowance of deductions to People’s Bank under the “parachute payment” provisions of the Internal Revenue Code. In addition, the change in control agreements provide that People’s Bank will not be obligated to make any payments which would violate any law, regulation or regulatory order applicable to People’s Bank, including Federal Deposit Insurance Corporation regulations which would prohibit “golden parachute” payments. Federal Deposit Insurance Corporation rules limit and, in certain circumstances, prohibit an Federal Deposit Insurance Corporation-insured institution from agreeing to make or making “golden parachute” payments at a time when the institution is in a troubled condition. However, the golden parachute rules contain an exception for those plans considered under the rules to be “bona fide deferred compensation plans.” The change in control agreements also contain provisions designed to ensure that the timing of payments pursuant to the change in control agreements will be consistent with Section 409A of the Internal Revenue Code.

The change in control agreements are not employment agreements, and a covered officer may therefore be discharged by People’s Bank prior to a Change in Control without triggering any payment obligations under these agreements. If a severance event following a Change in Control triggering payment obligations under these agreements occurred on October 27, 2006, it is estimated that benefits valued at approximately $8,692,633, $3,229,143, $2,817,623, $2,629,128 and $3,868,431 would be provided to Messrs. Klein, D’Amore, Dreyer, Kosturko and Sherringham, respectively, as a result of this severance event. None of the benefits payable under these agreements would be nondeductible by reason of Section 280G of the Internal Revenue Code.

1998 Long-Term Incentive Plan. People’s Bank currently maintains the 1998 Long-Term Incentive Plan which provides for discretionary awards of options to purchase common stock, stock appreciation rights, restricted stock awards, and performance-based awards of cash or stock to eligible officers and employees as determined by a committee of the Board of Directors consisting of two or more outside directors. The Long-Term Incentive Plan is not subject to ERISA and is not a tax-qualified plan. As of September 30, 2006, a total of 3,842,134 shares remained available for issuance under the plan.

The Long-Term Incentive Plan is designed so that all stock options, stock appreciation rights, and awards of restricted stock and performance-based awards can be fully deductible by People’s Bank. However, People’s Bank has the discretion to grant awards that will not qualify for tax deduction. Moreover, in certain circumstances such as death, disability or a change of control, awards may become payable even though performance goals are not met, in which event People’s Bank might lose part or all of its tax deduction for such awards or payments.

The Board of Directors may at any time amend or terminate the Long-Term Incentive Plan, but no such amendment or termination may impair the rights of a participant without his or her consent. Except for adjustments for certain events such as reorganizations or recapitalizations, the Board of Directors may not, without stockholder approval, increase the total number of shares reserved for use under the plan, decrease the option price of any stock option to less than the fair market value on the date of grant, change the class of employees eligible to participate in the plan or alter certain exercise periods with respect to stock options.

We anticipate that the Long-Term Incentive Plan will continue in effect after the conversion, except that equity-based awards will be made in the form of People’s United Financial common stock rather than People’s Bank common stock.

Future Benefit Plans

Stock Option Plan. We intend to implement an additional stock option plan for our key employees, officers and directors following the conversion and offering. Applicable regulations prohibit us from implementing this plan until six months after the conversion and offering and require that we obtain the approval of the holders of a majority of the outstanding shares of People’s United Financial.

We expect to adopt a stock option plan that will authorize the Compensation and Nominating Committee of People’s United Financial to grant options to purchase authorized but unissued shares of up to 10% of the shares sold in the offering and issued to the charitable foundation, except that the independent members of the Board of Directors must approve any grants made to the chief executive officer, president and the executive vice presidents of People’s United Financial. The Compensation and Nominating Committee (or the independent members of the Board, as the case may be) will decide which employees, officers and directors will receive options and what the terms of those options will be. However, no stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date such option is granted, and no option will have a term that is longer than ten years. If we implement a stock option plan before the first anniversary of the conversion and offering, applicable regulations will require that we observe the following restrictions:

•	We must limit the total number of shares that are optioned to outside directors to 30% of the shares authorized for issuance under the plan.

•	We must also limit the number of shares that are optioned to any one outside director to 5% of the shares authorized for issuance under the plan and the number of shares that are optioned to any executive officer to 25% of the shares that are authorized for issuance under the plan.

•	We must not permit the options to become vested at a more rapid rate than 20% per year beginning on the first anniversary of stockholder approval of the plan.

•	We must not permit accelerated vesting for any reason other than death, disability or a change of control.

After the first anniversary of the conversion and offering, we may amend the plan to change or remove these restrictions. If we adopt a stock option plan within one year after the conversion and offering, we expect to amend the plan later to remove these restrictions and to provide for accelerated vesting in case of retirement. We will have to recognize compensation expense for accounting purposes ratably over the vesting period, equal to the fair value of the options on the original grant date.

We expect the stock option plan will permit the Compensation and Nominating Committee (or the independent members of the Board, as the case may be) to grant either incentive stock options that qualify for special federal income tax treatment or non-qualified stock options that do not qualify for special treatment. Incentive stock options may be granted only to employees and will not create federal income tax consequences when they are granted. If they are exercised during employment or within three months after termination of employment, the exercise will not create federal income tax consequences. When the shares acquired on exercise of an incentive stock option are resold, the seller must pay federal income taxes on the amount by which the sales price exceeds the purchase price. This amount will be taxed at capital gains rates if the sale occurs at least two years after the option was granted and at least one year after the option was exercised. Otherwise, it is taxed as ordinary income.

Non-qualified stock options may be granted to either employees or non-employees such as directors. Incentive stock options that are exercised more than three months after termination of employment are treated as non-qualified stock options. Non-qualified stock options will not create federal income tax consequences when they are granted. When they are exercised, the person who exercises the options must pay federal income taxes on the amount by which the fair market value of the shares acquired by exercising the option exceeds the exercise price. When the shares acquired on exercise of a non-qualified stock option are resold, the seller must pay federal income taxes on the amount by which the sales price exceeds the purchase price plus the amount included in ordinary income when the option was exercised. This amount will be taxed at capital gains rates, which will vary depending upon the time that has elapsed since the exercise of the option.

When a non-qualified stock option is exercised, we may be allowed a federal income tax deduction for the same amount that the option holder includes in his or her ordinary income. This amount may be the same as the related compensation expense or it may be different. When an incentive stock option is exercised, there is no tax deduction unless the shares acquired are resold sooner than two years after the option was granted or one year after the option was exercised.

Recognition and Retention Plan. We intend to implement a recognition and retention plan for our key employees, officers and directors after the conversion and offering. Applicable regulations prohibit us from implementing this plan until six months after the conversion and offering and require that we obtain the approval of the holders of a majority of the outstanding shares of People’s United Financial.

We expect to adopt a recognition and retention plan that will authorize the Compensation and Nominating Committee of People’s United Financial to make restricted stock awards of up to 4% of the shares sold in the offering and issued to the charitable foundation, except that the independent members of the Board of Directors must approve any grants made to the chief executive officer, president and the executive vice presidents of People’s United Financial. The Compensation and Nominating Committee (or the independent members of the Board, as the case may be) will decide which employees, officers and directors will receive restricted stock and what the terms of those awards will be. If we implement a recognition and retention plan before the first anniversary of the conversion, applicable regulations will require that we observe the following restrictions:

•	We must limit the total number of shares that are awarded to outside directors to 30% of the shares authorized for issuance under the plan.

•	We must also limit the number of shares that are awarded to any one outside director to 5% of the shares authorized for issuance under the plan and the number of shares that are awarded to any executive officer to 25% of the shares that are authorized for issuance under the plan.

•	We must not permit the awards to become vested at a more rapid rate than 20% per year beginning on the first anniversary of stockholder approval of the plan.

•	We must not permit accelerated vesting for any reason other than death, disability or a change of control.

After the first anniversary of the conversion and offering, we may amend the plan to change or remove these restrictions. If we adopt a recognition and retention plan within one year after the conversion, we expect to amend the plan later to remove these restrictions and to provide for accelerated vesting in case of retirement.

Restricted stock awards under this plan may feature vesting restrictions that require (1) continued employment, (2) the achievement of specified corporate or individual performance goals or (3) a combination of employment and performance requirements. Awards will not be vested unless the specified employment restrictions and performance goals are met. Pending vesting, the award recipient may have voting and dividend rights. When an award becomes vested, the recipient must include the current fair market value of the vested shares in his or her income for federal income tax purposes. We may be allowed a federal income tax deduction in the same amount. Depending on the nature of the restrictions attached to the restricted stock award, we may have to recognize compensation expense for accounting purposes ratably over the vesting period or in a single charge when the performance conditions are satisfied.

Employee Stock Ownership Plan. We intend to implement a tax-qualified employee stock ownership plan in connection with the offering which we expect will purchase up to 6% of the sum of the shares of common stock we sell in the offering and those we issue to the charitable foundation, or 10,470,000 shares of common stock, assuming we sell 172,500,000 shares, the maximum of the number of shares being offered. We expect that this employee stock ownership plan will, with prior Office of Thrift Supervision approval, purchase these shares in the open market following the offering using funds borrowed from us. However, as a tax-qualified employee benefit plan, this plan may instead purchase shares in the subscription offering consistent with its subscription priority. The plan is a tax-qualified retirement plan for the benefit of all employees. Assuming the employee stock ownership plan purchases 10,470,000 shares, we will recognize additional compensation expense of $209.4 million over a 30-year period, assuming the shares of common stock have a fair market value of $20.00 per share for the full 30-year period. If, in the future, the shares of common stock have a fair market value greater or less than $20.00, the compensation expense will increase or decrease accordingly.

Because investment decisions for our employee stock ownership plan are subject to the discretion of an independent fiduciary, we can offer no assurance as to the amount, timing or other terms of stock purchases by this plan.

Change-in-Control Employee Severance Plan. Upon consummation of the conversion, People’s Bank intends to establish the People’s Bank Change-in-Control Employee Severance Plan, referred to as the severance plan, which will provide eligible employees with severance pay benefits in the event of a change in control, as defined in the severance plan, of People’s Bank or People’s United Financial.

Generally, all employees, other than executive officers with individual employment or change in control agreements, who are employed at People’s Bank as of the date of the conversion will be eligible to participate in the severance plan. The severance plan vests in each participant a contractual right to the benefits such participant is entitled to thereunder. Under the severance plan, in the event of a change in control, eligible employees who are terminated or, in certain cases, terminate their employment (for reasons specified in the severance plan), will be entitled to receive a severance payment, the amount of such payment depending on the participant’s position as of the date of termination and the number of full years of service with People’s Bank. The participant will be entitled to a cash severance payment equal to between 1/26th and 1/13th of the participant’s total compensation, as defined in the severance plan, depending on the participant’s position with People’s Bank, for each full year of service with People’s Bank. The maximum severance payment under the severance plan for employees whose management position under People’s Bank’s internal position description is a “Director” level and above is 200% of total compensation; the maximum severance payment for other management-level employees is 150% of total compensation; and the maximum for all other employees is 100% of total compensation. The minimum payment for employees who are management “Director” level and above is 50% of their total compensation. The minimum payment for all other employees is 3/13th of their total compensation. Total compensation is defined as normal straight time earnings, overtime earnings, commissions and annual performance incentives (but not long-term incentive compensation) earned by the employee during the calendar year immediately preceding the calendar year in which the date of termination occurs.

In addition, the severance plan provides that People’s Bank will maintain medical and dental plan coverage for a period of six months following the employee’s date of termination, or until comparable benefits are provided by a new employer, whichever occurs first, at no greater cost to the employee than the employee is paying as of the date of termination.

Certain Transactions with Members of Our Board of Directors and Executive Officers

People’s Bank engages in banking transactions (including loans and other extensions of credit) in the ordinary course of business with various business organizations which have directors or executive officers of People’s Bank as their officers, partners, members and stockholders. People’s Bank also extends credit in the ordinary course of business to its directors and executive officers to the extent it is permitted to do so under applicable laws and regulations. Such banking transactions have been and are on substantially the same terms, including interest rates, collateral and repayment conditions, as those prevailing at the time for comparable transactions with others. Since January 1, 2005, there have been no outstanding loans or extensions of credit to any director or executive officer of People’s Bank or to their respective associates or members of their immediate family aggregating more than $5 million or which involved more than the normal risk of collectibility or other unfavorable features, such as delinquent payments.

People’s Mutual Holdings has entered into a management agreement with People’s Bank pursuant to which People’s Bank provides certain accounting, legal, managerial, administrative and investment management functions for People’s Mutual Holdings. For 2005, People’s Mutual Holdings

paid People’s Bank approximately $606,000 for providing such services, together with out-of-pocket costs incurred by People’s Bank on behalf of People’s Mutual Holdings. It is intended that People’s United Financial will enter into a similar management agreement with People’s Bank upon completion of the conversion.

Mr. Baron is a member of the law firm of Pullman & Comley, LLC. This firm routinely represents People’s Bank in connection with a variety of legal matters. Pullman & Comley, LLC maintains a line of credit with People’s Bank, and has several commercial equipment leases outstanding. In addition, People’s Bank has issued a standby letter of credit for Pullman & Comley, LLC’s account. Pullman & Comley, LLC also leases office space from People’s Bank.

Mrs. Groark’s husband is a contract partner with the law firm of Day, Berry & Howard. This firm has been retained by People’s Bank from time to time on various legal matters.

Mr. McGregor is of counsel to the law firm of Cohen and Wolf, P.C., which occasionally performs legal services for People’s Bank. Mr. McGregor is also a managing member of the investment firm of Black Rock Investors, LLC. Black Rock Investors, LLC was formed to participate in various projects designed to stimulate the redevelopment of areas of the City of Bridgeport and other urban areas in the region. Black Rock Investors, LLC’s participation in redevelopment projects may take various forms, including equity investments in projects, acting as project manager for developers, providing project funding advice and establishing and managing a fund for the purchase of potential project sites. People’s Bank may provide financing for one or more of the projects in which Black Rock Investors, LLC is a participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

As reflected in the following table, as of September 30, 2006, People’s Mutual Holdings beneficially owned 82,012,500 shares of People’s Bank common stock. People’s Mutual Holdings is a mutual-form bank holding company currently governed by an 11 member Board of Trustees. Six members of People’s Bank Board of Directors also serve as trustees of People’s Mutual Holdings.

People’s Mutual Holdings is the only person known to or believed by People’s Bank to be the beneficial owner of more than five percent of the common stock of People’s Bank. People’s Mutual Holdings has sole voting and investment power with respect to the shares owned by it.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	People’s Mutual Holdings Bridgeport Center 850 Main Street Bridgeport, Connecticut 06604	82,012,500	57.7%

Security Ownership of People’s Bank’s Management

The following table sets forth, as of September 30, 2006, the beneficial ownership of People’s Bank common stock by each director, each Named Executive Officer (as defined in Item 402 of Regulation S-K of the Securities and Exchange Commission) who is not also a director, and by all directors and executive officers as a group. Except as indicated in the notes following the table, each person has sole voting and investment power with respect to the shares listed as being beneficially owned by such person.

Common Stock
	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
Collin P. Baron	42,735(a)	*
George P. Carter	40,171(a)	*
Jerry Franklin	23,851(a)	*
Eunice S. Groark	29,347(a)	*
Janet M. Hansen	11,797(a)	*
Richard M. Hoyt	31,099(a)	*
John A. Klein	626,014(b)	*
Jeremiah J. Lowney, Jr.	32,047(a)	*
Jack E. McGregor	15,822(a)	*
James A. Thomas	18,571(a)	*

Named Executive Officers
Robert R. D’Amore	156,746(b)	*
Brian F. Dreyer	126,341(b)(c)	*
William T. Kosturko	192,993(b)	*
Philip R. Sherringham	84,271(b)	*
All Directors and Executive Officers as a Group (18 persons)	1,800,809	1.26%

*	Denotes beneficial ownership of less than one percent of the outstanding shares of People’s Bank common stock.

(a)	Includes 11,797 shares of People’s Bank common stock awarded under the People’s Bank Directors’ Equity Compensation Plan, which are subject to restrictions on transfer for a specified period of time.
(b)	Includes shares of Common Stock subject to restrictions, held indirectly through benefit plans, or subject to acquisition within 60 days, as follows:

Shares listed in the following table are subject to forfeiture if certain conditions are not satisfied:

Name	Shares
John A. Klein	63,180
Robert R. D’Amore	29,238
Brian F. Dreyer(c)	26,947
William T. Kosturko	20,040
Philip R. Sherringham	40,857
All Directors and Executive Officers as a Group (18 persons)	233,507

Shares listed in the following table are allocated under the 401(k) Employee Savings Plan to the participants listed below who have 401(k) Employee Savings Plan balances invested in the People’s Stock Fund:

Name	Shares
John A. Klein	46,048
Robert R. D’Amore	19,722
Brian F. Dreyer(c)	6,577
William T. Kosturko	725
Philip R. Sherringham	2,857
All Directors and Executive Officers as a Group (18 persons)	100,063

The persons listed in the following table have the right to acquire the listed number of shares within 60 days from September 30, 2006, whether upon the exercise of stock options or otherwise. In December 2005, People’s Bank accelerated the vesting of all outstanding, unvested stock options previously awarded to employees. Shares of People’s Bank common stock acquired pursuant to the exercise of any options which became vested on an accelerated basis may not be sold or otherwise transferred until the earlier of (1) the date the option would have vested under the terms on which it was initially awarded, or (2) termination of the optionholder’s employment with People’s Bank. Shares that would be subject to these restrictions appear in the column headed “Restricted.”

	Right to Acquire
Name	Unrestricted	Restricted
John A. Klein	336,375	97,560
Robert R. D’Amore	26,212	32,513
Brian F. Dreyer(c)	21,263	40,670
William T. Kosturko	46,728	28,322
Philip R. Sherringham	0	40,557
All Directors and Executive Officers as a Group (18 persons)	506,592	349,142

(c)	Includes shares of People’s Bank common stock held by Mr. Dreyer’s spouse which are subject to restrictions (2,709 shares), held indirectly through benefit plans (6,447 shares), or subject to acquisition within 60 days (no shares unrestricted, 8,157 shares restricted).

PROPOSED PURCHASES OF COMMON STOCK BY MANAGEMENT

The following table presents, for each of our directors and executive officers: (i) the number of shares of People’s United Financial common stock to be received in the share exchange pursuant to the exchange ratio at the midpoint of the offering, based upon each individual’s beneficial ownership of People’s Bank common stock as of September 30, 2006, (ii) the proposed purchases of shares of People’s United Financial common stock in the subscription offering, and (iii) the total number of shares of People’s United Financial common stock to be held upon consummation of the conversion and offering. We have assumed that a sufficient number of shares will be available to satisfy each individual’s subscription order. The amounts with respect to each director and executive officer include shares that may be purchased through individual retirement accounts, through the 401(k) Employee Savings Plan, and by associates of such individual. Collectively, our directors and executive officers and their associates expect to purchase a total of 387,500 shares in the offering, representing approximately 0.2% of the total shares available for sale in the offering (assuming the midpoint of the offering range and including shares issued to the charitable foundation). The number of shares that our directors and executive officers expect to purchase in the offering does not include shares that may be awarded or issued in the future under any of our stock benefit plans. The shares purchased by our directors and executive officers and their associates will be included in calculating whether the minimum number of shares necessary to close the offering have been sold.

Name	Title	Number of Shares of People’s United Financial Common Stock To Be Received In The Share Exchange (1)	Proposed Purchase of Conversion Stock		Total Shares of People’s United Financial Common Stock to be Held
			Amount	Number of Shares	Number of Shares (1)
John A. Klein	President, Chief Executive Officer and Chairman of the Board	1,144,979	$2,000,000	100,000	1,244,979
Collin P. Baron	Director	78,162	200,000	10,000	88,162
George P. Carter	Vice Chairman of the Board and Lead Director	73,472	250,000	12,500	85,972
Jerry Franklin	Director	43,623	200,000	10,000	53,623
Eunice S. Groark	Director	53,675	200,000	10,000	63,675
Janet M. Hansen	Director	21,576	250,000	12,500	34,076
Richard M. Hoyt	Director	56,880	200,000	10,000	66,880
Jeremiah J. Lowney, Jr.	Director	58,613	200,000	10,000	68,613
Jack E. McGregor	Director	28,938	200,000	10,000	38,938
James A. Thomas	Director	33,966	200,000	10,000	43,966
Jacinta A. Coleman	Executive Vice President and Chief Information Officer	155,282	500,000	25,000	180,282
Robert R. D’Amore	Executive Vice President, Marketing and Regional Banking	286,688	450,000	22,500	309,188
Brian F. Dreyer	Executive Vice President, Commercial Banking	231,077	500,000	25,000	256,077
Bryan J. Huebner	Executive Vice President, Consumer Financial Services	139,361	400,000	20,000	159,361
William T. Kosturko	Executive Vice President and General Counsel	352,984	500,000	25,000	377,984
Henry R. Mandel	Executive Vice President, Organization Effectiveness	217,269	400,000	20,000	237,269
Philip R. Sherringham	Executive Vice President and Chief Financial Officer	154,131	600,000	30,000	184,131
Mark K. Vitelli	Executive Vice President, Direct Banking and Operations	162,999	500,000	25,000	187,999
All directors and executive officers as a group		3,293,675	$7,750,000	387,500	3,681,175

(1)	The number of additional shares to be received in the share exchange is based on the exchange ratio of 1.8290 at the midpoint of the offering range. Includes stock options exercisable within 60 days of September 30, 2006, but excludes stock options and awards that may be granted under the existing long-term incentive plans or stock options which are currently outstanding but are not exercisable within 60 days of September 30, 2006. The total shares of People’s United Financial common stock to be held upon completion of the conversion and offering include shares indicated as beneficially owned in the table under “Security Ownership of Certain Beneficial Owners and Management – Security Ownership of Management.”

THE CONVERSION AND OFFERING

The Board of Trustees of People’s Mutual Holdings and the Board of Directors of People’s Bank unanimously adopted the plan of conversion on September 19, 2006, and amended and restated the plan of conversion on October 26, 2006. The plan of conversion must also be approved by the depositors and stockholders of People’s Bank. A special meeting of the depositors and a special meeting of stockholders has been called for this purpose on [__], 2007. The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization, which is 42.3% owned by public stockholders, to the full stock form, which will be 100% owned by public stockholders. People’s Mutual Holdings, the mutual holding company parent of People’s Bank, will convert from a federally chartered mutual holding company to a federally chartered interim stock savings bank (“Interim A”) and simultaneously merge with and into People’s Bank, with People’s Bank as the surviving entity; thereafter, People’s Mutual Holdings will no longer exist as a separate entity. The common stock of People’s Bank held by People’s Mutual Holdings will be cancelled and a liquidation account will be established for the benefit of the depositors of People’s Bank as of specified dates. Immediately thereafter, People’s United Financial, a newly formed Delaware-chartered stock corporation and wholly owned subsidiary of People’s Bank, will form a federally chartered interim stock savings bank as a wholly owned subsidiary (“Interim B”), which will merge with and into People’s Bank, with People’s Bank as the surviving entity. The shares of common stock of Interim B held by People’s United Financial will be converted, on a one-to-one basis, into shares of common stock of People’s Bank. The public stockholders of People’s Bank will exchange their shares of the common stock of People’s Bank for shares of the common stock of People’s United Financial, based on an exchange ratio. See “—The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock.”

As a result, all of the common stock of People’s Bank will be owned by People’s United Financial and the public stockholders will own approximately the same percentage of the common stock of People’s United Financial as the percentage of the common stock of People’s Bank owned by them prior to the conversion, exclusive of their purchase of additional shares of People’s United Financial common stock in the offering and their receipt of cash in lieu of fractional shares. In connection with the conversion, shares of common stock of People’s United Financial representing the 57.7% ownership interest of People’s Mutual Holdings will be offered for sale in the offering. In addition, the plan of conversion provides for the establishment of The People’s Community Foundation and our funding of this charitable foundation with 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the offering proceeds. The establishment and funding of The People’s Community Foundation is subject to a separate vote of People’s Bank’s depositors and stockholders.

When the conversion and offering are completed, all of the capital stock of People’s Bank will be owned by People’s United Financial and all of the common stock of People’s United Financial will be owned by public stockholders, including the charitable foundation. A diagram of our corporate structure before and after the conversion is set forth in the Summary section of this prospectus.

People’s United Financial intends to contribute 50% of the net proceeds of the offering to People’s Bank. We also intend to lend our employee stock ownership plan cash to enable the plan to buy up to 6% of the sum of the shares sold in the offering and those issued to the charitable foundation. People’s United Financial will retain the balance of the net proceeds minus the cash contribution to the charitable foundation. The conversion will be completed only upon completion of the issuance of at least the minimum number of shares of People’s United Financial common stock to be offered pursuant to the plan of conversion.

The plan of conversion provides that People’s United Financial will offer shares of its common stock in the subscription offering in the order of priority listed below:

(1)	Depositors with accounts at People’s Bank with aggregate balances of at least $50 on June 30, 2005;

(2)	Our tax-qualified employee stock benefit plans;

(3)	Depositors with accounts at People’s Bank with aggregate balances of at least $50 on [ ]; and

(4)	People’s Bank’s depositors as of [ ], 2007.

The shares of common stock not purchased in the subscription offering will be offered to the general public on a best efforts basis by Morgan Stanley & Co. Incorporated, acting as sole book-running manager, and by Ryan Beck & Co., Inc., as joint lead manager, in a syndicated offering through a syndicate of selected dealers.

We have the right to accept or reject orders received in the syndicated offering at our sole discretion. The syndicated offering may begin at any time following the commencement of the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis. See “—Syndicated Offering/Underwritten Public Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent appraisal of the estimated pro forma market value of our common stock, giving effect to the conversion, the purchase price per share and People’s Mutual Holdings’ 57.7% ownership interest in People’s Bank. All shares of common stock to be sold in the offering will be sold at $20.00 per share. No commission will be charged to purchasers. The independent valuation will be updated and the final number of the shares to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of our common stock.

The following is a brief summary of the conversion, which is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each branch office of People’s Bank and at the Northeast Regional and the Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to the application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. See “Where You Can Find Additional Information.”

Reasons for the Conversion

The conversion and offering are intended to provide us with substantially greater access to capital resources than is available to us under the mutual holding company structure. We believe that the conversion and offering will result in a more active and liquid trading market for the common stock of People’s United Financial than currently exists for the common stock of People’s Bank. In addition, the stock holding company structure will provide us with more flexibility in structuring mergers and acquisitions.

The net proceeds raised in the offering will allow us to:

•	finance de novo expansion and support organic growth both inside and outside of the state of Connecticut;

•	acquire other financial institutions, branches or other businesses related to banking, although there is no specific agreement with any institution at this time;

•	increase lending to support continued growth in our commercial banking loan portfolios;

•	form a charitable foundation to benefit the communities we serve; and

•	use the additional capital for other general corporate purposes.

Since its mutual holding company reorganization in 1988, People’s Bank has gained experience as a public company complying with the Securities Exchange Act of 1934, as amended, and in conducting stockholder meetings and other stockholder matters, such as communications, press releases, stock repurchases and dividend payments. For all the foregoing reasons, and after considering the relative merits of the conversion and offering, as well as applicable fiduciary duties, the Board of Trustees of People’s Mutual Holdings and the Board of Directors of People’s Bank unanimously approved the conversion and offering as being in the best interests of each such institution, the communities they serve and the depositors, stockholders and employees of People’s Bank.

Approvals Required

The affirmative vote of a majority of the total number of votes eligible to be cast by the depositors of People’s Bank at the special meeting of depositors is required to approve the plan of conversion and the establishment and funding of the charitable foundation. By their approval of the plan of conversion, the depositors of People’s Bank will also be approving the various transactions required to accomplish the conversion, including the formation of the interim institutions and People’s United Financial and the mergers of the interim institutions with and into People’s Bank. The affirmative vote of the holders of a majority of the outstanding shares of People’s Bank common stock entitled to vote at a meeting of stockholders of People’s Bank and the affirmative vote of a majority of the outstanding shares of People’s Bank common stock, excluding shares held by People’s Mutual Holdings, are also required to approve the plan of conversion and the establishment and funding of the charitable foundation. The plan of conversion and the establishment and funding of the charitable foundation also must both be approved by the Office of Thrift Supervision.

The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock

Office of Thrift Supervision regulations provide that, in a conversion of a mutual holding company to fully stock form, the public stockholders will exchange their existing shares of common stock for shares issued in the conversion by the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the share exchange is fair and reasonable. Each share of People’s Bank common stock outstanding as of the date of completion of the conversion (other than shares held by People’s Mutual Holdings, which will be canceled as a result of the conversion of People’s Mutual Holdings to a federal interim stock savings bank and simultaneous merger into People’s Bank) will be subject to the exchange, pursuant to which each stockholder will automatically be entitled to exchange his or her shares of People’s Bank common stock for shares of People’s United Financial common stock, pursuant to an exchange ratio.

Shares of People’s Bank common stock held by stockholders as of the date of completion of the conversion and offering will be canceled and exchanged for new shares of People’s United Financial common stock. The number of shares received will be based on an exchange ratio which will be determined as of the date of completion of the conversion and offering and will be based on the percentage of People’s Bank common stock held by the public prior to the conversion, the final independent appraisal of People’s United Financial common stock prepared by RP Financial and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public stockholders of People’s Bank common stock will own approximately the same percentage of People’s United Financial common stock after the conversion and offering as they owned of People’s Bank common stock immediately prior to completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio does not depend on the market price of People’s Bank common stock.

The following table shows how many shares a hypothetical owner of People’s Bank common stock would receive in the share exchange, based on the number of shares sold in the offering.

	Shares to be sold in this offering		Shares to be exchanged for shares of People’s Bank common stock		Shares to be issued to the foundation		Total shares of common stock to be outstanding after the conversion	Exchange ratio	Equivalent share current market price (1)	Shares that would be exchanged per 100 shares of People’s Bank Common Stock
	Amount	Percent	Amount	Percent	Amount	Percent
Minimum	127,500,000	57.18%	93,480,544	41.92%	2,000,000	0.90%	222,980,544	1.5546	$31.09	155
Midpoint	150,000,000	57.26%	109,977,110	41.98%	2,000,000	0.76%	261,977,110	1.8290	$36.58	182
Maximum	172,500,000	57.31%	126,473,677	42.02%	2,000,000	0.67%	300,973,677	2.1033	$42.07	210
Maximum, as adjusted	198,375,000	57.36%	145,444,729	42.06%	2,000,000	0.58%	345,819,729	2.4188	$48.38	241

(1)	Represents the value of shares of People’s United Financial common stock received in the share exchange by a holder of one share of People’s Bank common stock at the exchange ratio, assuming a market price of $20.00 per share.

For example, at the midpoint shown in the preceding table a stockholder owning 100 shares of stock would receive 182 shares plus $18.00 in cash.

As of the completion of the conversion, if you own shares of People’s Bank common stock in “street name” through a brokerage firm, the shares will be promptly exchanged in that account, without any action on your part. Likewise, if you hold your shares in book-entry form with our transfer agent, they will be promptly exchanged without any action on your part, and an account statement will be mailed to you, indicating the number of shares of People’s United Financial common stock owned as a result of the exchange.

As of the completion of the conversion, if you hold a stock certificate representing your shares of People’s Bank common stock, you will receive a transmittal form, with instructions on how to exchange your certificate to our transfer agent, acting as exchange agent. The transmittal form will be mailed to you as soon as practicable after the completion of the conversion. Do not forward a stock certificate without a transmittal form. You will be given the option of receiving a certificate evidencing the shares of People’s United Financial common stock issued to you in the exchange or having the shares issued in book-entry form, meaning that you will not receive a stock certificate. If you choose to have your shares of People’s United Financial common stock issued in book-entry form, within [__] business days after the exchange agent receives your properly executed transmittal form, accompanied by a stock certificate, you will be mailed an account statement. The account statement will indicate the number of shares of People’s United Financial common stock owned as a result of the exchange and held in book-entry form with our transfer agent. If you do not expressly choose to have your shares issued in certificated form, they will be issued in book-entry form.

No fractional shares of our common stock will be issued. For each fractional share that would otherwise be issued, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $20.00 per share purchase price. Holders with shares held in street name will receive these funds in their brokerage accounts. Holders with certificated shares and shares held in book-entry form will receive checks.

If a certificate for People’s Bank common stock has been lost, stolen or destroyed, our transfer agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of such certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholders’ expense.

All shares of People’s United Financial common stock issued in exchange for existing shares of People’s Bank common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion and offering, which may have been declared by us on or prior to the effective date and which remain unpaid at the effective date.

We also will convert options previously awarded under the People’s Bank 1998 Long-Term Incentive Plan into options to purchase People’s United Financial common stock. At September 30, 2006, there were outstanding options to purchase 1,435,055 shares of People’s Bank common stock. The number of outstanding options and related per share exercise prices will be adjusted based on the exchange ratio. The aggregate exercise price, term and vesting period of the outstanding options will remain unchanged. If any options are exercised before we complete the offering, the number of shares of People’s Bank common stock outstanding will increase and the exchange ratio could be adjusted. If all currently outstanding options are exercised, stockholders will experience dilution of approximately 1.00% in their ownership interest in People’s Bank common stock.

Effects of the Conversion

Continuity. While the conversion is being accomplished, the normal business of People’s Bank of accepting deposits and making loans will continue without interruption. People’s Bank will continue to be a federally-chartered savings bank and will continue to be regulated by the Office of Thrift Supervision. After the conversion, People’s Bank will continue to offer existing services to depositors, borrowers and other customers. Directors and officers of People’s Bank prior to the conversion will continue to serve as directors and officers of People’s Bank after the conversion. Directors and certain officers of People’s Bank prior to the conversion will serve as directors and officers of People’s United Financial after the conversion. Corporators of People’s Mutual Holdings will cease to hold such office following the conversion; People’s United Financial will not have a Board of Corporators. Trustees of People’s Mutual Holdings who are not directors of People’s Bank will become Advisory Board members of People’s Bank.

Effect on Deposit Accounts. Under the plan of conversion, each depositor in People’s Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from People’s Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. At present, depositors of People’s Bank have no voting rights in People’s Mutual Holdings, except as provided in the plan of conversion. Upon completion of the conversion, People’s Mutual Holdings will cease to exist as a separate entity and depositors, in their capacity as such, will have no voting rights in People’s United Financial or People’s Bank. Upon completion of the conversion, all voting rights in People’s Bank shall be held and exercised exclusively by People’s United Financial, as the sole stockholder of People’s Bank. The stockholders of People’s United Financial will possess exclusive voting rights with respect to People’s United Financial common stock.

Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income taxation to the effect that the conversion will not be taxable for federal or state income tax purposes to People’s Mutual Holdings, People’s Bank, People’s United Financial, the public stockholders of People’s Bank and People’s United Financial (except to the extent of any cash received in lieu of a fractional share interest in People’s United Financial), depositors of People’s Bank, eligible account holders, or supplemental eligible account holders. See “—Tax Aspects” and “United States Federal Tax Considerations Applicable to Non-U.S. Holders of The Common Stock.”

Effect on Liquidation Rights. Each qualifying depositor in People’s Bank has both a deposit account in People’s Bank and a pro rata ownership interest in the net worth of People’s Mutual Holdings based upon the balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be recognized in the unlikely event of a complete liquidation of People’s Mutual Holdings and People’s Bank. Any depositor who opens a qualifying deposit account in People’s Bank obtains a pro rata ownership interest in People’s Mutual Holdings without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of People’s Mutual Holdings, which is extinguished to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary savings bank of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that People’s Mutual Holdings and People’s Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of People’s Mutual Holdings after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that People’s Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to depositors as of June 30, 2005 and ________ who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to People’s United Financial as the holder of People’s Bank’s capital stock. See “—Liquidation Rights.”

Effect on Existing Compensation Plans. Following the conversion, People’s Bank’s existing 1998 Long-Term Incentive Plan and Directors’ Equity Compensation Plan will continue in accordance with their terms as then in effect, except that the Directors’ Equity Compensation Plan will be assumed by People’s United Financial. Upon completion of the conversion, the number of shares of People’s Bank common stock currently reserved for or held by these benefit plans will be exchanged for shares of People’s United Financial common stock based upon the exchange ratio. All outstanding grants and awards will be adjusted pursuant to customary anti-dilution provisions.

Stock Pricing and Number of Shares to be Issued

The plan of conversion requires that the aggregate purchase price of the People’s United Financial common stock to be sold in the offering must be based on the appraised pro forma market value of our common stock, as determined on the basis of an independent valuation. We have retained RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions, to prepare an independent valuation appraisal. There has been no material relationship between People’s Bank and RP Financial for the past two years. RP Financial’s fees for its services in preparing this appraisal are estimated to be $900,000. We have agreed to indemnify RP Financial and its employees and affiliates against specified losses (including any losses in connection with claims under the federal securities laws) arising out of its services as independent appraiser, except where RP Financial’s liability results from its negligence or bad faith.

Consistent with Office of Thrift Supervision appraisal guidelines, the independent appraisal applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between People’s Bank and the peer group. The peer group analysis conducted by RP Financial included a total of 12 publicly-traded financial institutions with assets of more than $4.0 billion and market capitalizations of at least $400 million. The peer group is comprised of six publicly-traded thrifts and six publicly-traded commercial banks, all selected based on asset size, market area (two Connecticut institutions are included) and operating strategy. In preparing its appraisal, RP Financial placed the greatest emphasis on the price-to-earnings approach and placed lesser emphasis on the price-to-book and price-to-assets approaches in estimating pro forma market value.

RP Financial prepared the independent valuation in reliance upon the information contained in this prospectus, including the consolidated financial statements of People’s Bank. RP Financial also considered the following factors, among others:

•	our present and projected operating results and financial condition and proposed use of proceeds;

•	the economic and demographic conditions in our existing market area;

•	historical, financial and other information relating to us;

•	a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly-traded banks and savings institutions;

•	the aggregate size of the offering of the common stock;

•	the impact of the conversion and offering on our equity and earnings potential;

•	our proposed dividend policy; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of People’s United Financial after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, expenses related to the stock-based benefit plans of People’s United Financial, including the employee stock ownership plan, the recognition and retention plan and the stock option plan. The employee stock ownership plan and recognition and retention plan are assumed to purchase 6% and 4%, respectively, of the sum of the shares sold in the offering and those issued to the charitable foundation. The stock option plan is assumed to grant options to purchase the equivalent of 10% of the sum of the shares sold in the offering and those issued to the charitable foundation. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

RP Financial also considered that we intend to contribute cash and issue shares of common stock to the People’s Community Foundation, a charitable foundation that will be established in connection with the conversion. The intended contribution of cash and shares of common stock to the charitable foundation has the effect of reducing the estimated size of the offering of our common stock. See “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation.”

Based on their independent valuation dated October 16, 2006, RP Financial has advised us that, as of October 16, 2006, the estimated pro forma market value, or valuation range, of our common stock, including offering shares, exchange shares and shares issued to the charitable foundation, ranged from a minimum of $4.460 billion to a maximum of $6.019 billion, with a midpoint of $5.240 billion. The Board of Trustees of People’s Mutual Holdings and the Board of Directors of People’s Bank have decided to offer the shares for a price of $20.00 per share. The aggregate offering price of the shares of common stock will be equal to the valuation range net of the value of the shares issued to the charitable foundation multiplied by the 57.7% ownership interest that People’s Mutual Holdings has in People’s Bank. The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the value of shares issued to the charitable foundation, the percentage of People’s Bank common stock owned by People’s Mutual Holdings and the $20.00 price per share, the minimum of the offering range is 127,500,000 shares, the midpoint of the offering range is 150,000,000 shares, the maximum of the offering range is 172,500,000 shares and 15% above the maximum of the offering range is 198,375,000 shares. RP Financial’s independent valuation will be updated before we complete our offering.

The Board of Directors of People’s Bank and the Board of Trustees of People’s Mutual Holdings reviewed the independent valuation and, in particular, considered the following:

•	People’s Bank’s financial condition and results of operations;

•	comparison of financial performance ratios of People’s Bank to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions;

•	the historical trading price of the publicly held shares of People’s Bank common stock; and

•	comparison of People’s United Financial’s pro forma pricing multiples to the average and median pricing multiples of the peer group companies.

All of these factors are set forth in the independent valuation. The Board of Trustees of People’s Mutual Holdings and the Board of Directors of People’s Bank also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and the Board of Trustees and the Board of Directors believe that such assumptions are reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in our financial condition or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of our common stock, including offering shares, exchange shares and shares issued to the charitable foundation, to less than $4.460 billion or more than $6.916 billion, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to our registration statement.

The following table presents a summary of selected pricing ratios for the peer group companies used by RP Financial in its independent appraisal report and the resulting pricing ratios for People’s United Financial reflecting the pro forma impact of the offering, as calculated in the table in the section of this prospectus entitled “Pro Forma Data.” Compared to the median pricing ratios of the peer group, People’s United Financial’s pro forma pricing ratios at the midpoint of the offering range indicated a premium of 88% on a price-to-earnings basis and a discounts of 37% on a price-to-book basis and 47% on a price-to-tangible book value basis. The estimated appraised value and the resulting premiums or discounts took into consideration the potential financial impact of the conversion and offering.

	Price to
	Earnings Multiple (1)	Book Value Ratio	Tangible Book Value Ratio
People’s United Financial (pro forma)[2]:

Minimum	25.86x	124.77%	128.53%

Midpoint	28.85x	132.28%	135.87%

Maximum	31.25x	138.41%	141.84%

Maximum, as adjusted	34.09x	144.30%	147.49%

All publicly-traded thrifts as of October 16, 2006:

Average	18.09x	146.55%	171.41%

Median	15.97x	136.14%	153.83%

All publicly-traded banks as of October 16, 2006:

Average	17.52x	201.68%	251.09%

Median	16.35x	192.53%	234.83%

Valuation of peer group as of October 16, 2006[3]:

Average	17.24x	211.79%	283.30%

Median	15.32x	210.66%	255.83%

(1)	Multiples calculated by RP Financial in the appraisal are based on an estimate of core or recurring earnings for the 12 months ended September 30, 2006 and on total pro forma outstanding shares of common stock, including all shares owned by our employee stock ownership plan, whether or not allocated to participants and including shares issued to the charitable foundation, and equal 24.56x, 27.42x, 30.02x and 32.72x, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range. Because this is a different method than used by us in calculating the numbers included in this table and in the pro forma information included under “Pro Forma Data,” the pro forma price-to-earnings multiples in the table do not correspond to the multiples in the appraisal. See note 1 to the pro forma information included under “Pro Forma Data” for more information on our treatment of shares owned by our employee stock ownership plan for purposes of this calculation.

(2)	Based on People’s Bank’s financial data as of and for the nine months ended September 30, 2006. Price-to-earnings multiples for People’s United Financial are shown on an annualized basis.
(3)	Reflects earnings for the most recent 12-month period for which data was publicly available.

The independent valuation prepared by RP Financial is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial did not independently verify the consolidated financial statements and other information provided by People’s Bank, nor did RP Financial value independently the assets or liabilities of People’s Bank. The independent valuation considers People’s Bank as a going concern and should not be considered as an indication of the liquidation value of People’s Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing People’s United Financial common stock in the offering will thereafter be able to sell their shares at prices at or above the $20.00 purchase price.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15% to up to $6.916 billion, as a result of regulatory considerations, demand for the shares or changes in market conditions, which would result in a corresponding increase of up to 15% in the maximum of the offering range to up to 198,375,000 shares. The price of $20.00 per share will remain fixed.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $6.916 billion and a corresponding increase in the offering range to more than 198,375,000 shares, or a decrease in the minimum of the valuation range to less than $4.460 billion and a corresponding decrease in the offering range to fewer than 127,500,000 shares, then, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion, cancel all deposit account withdrawal authorizations and promptly return by check all funds received in the subscription offering with interest at People’s Bank’s passbook savings rate of interest calculated from the date of receipt of the stock order. Alternatively, we may hold a new offering or establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Office of Thrift Supervision in order to complete the conversion and offering. If a resolicitation is commenced, we will notify all subscribers, and subscribers will have the right to change (increase or decrease) or rescind their purchase orders during a resolicitation period. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded, all withdrawal authorizations will be cancelled and all funds received will be returned promptly with interest at People’s Bank’s passbook savings rate.

An increase in the number of shares to be issued in the offering would decrease both a purchaser’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a purchaser’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

We are also offering for sale to the general public in a syndicated offering through a syndicate of selected dealers any shares of our common stock not subscribed for by our depositors in the subscription offering. We may begin the syndicated offering at any time following the commencement of the subscription offering. Alternatively, we may sell any remaining shares in an underwritten public offering. See “—Syndicated Offering/Underwritten Public Offering.”

Copies of the independent valuation appraisal report of RP Financial, including any amendments thereto, and the detailed memorandum of RP Financial setting forth the method and assumptions for the appraisal are available for inspection at our administrative offices and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, non-transferable rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and as described below under “—Limitations on Common Stock Purchases.” Orders will not be filled in the syndicated offering unless and until all properly submitted subscriptions are filled.

Priority 1: Eligible Account Holders. Each People’s Bank depositor with aggregate deposit account balances of $50 or more on June 30, 2005 is an eligible account holder and will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See “– Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions from eligible account holders, available shares will first be allocated so as to permit each subscribing eligible account holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing eligible account holder whose subscription remains unfilled in the proportion that the amount of his or her qualifying deposit bears to the total amount of qualifying deposits of all subscribing eligible account holders whose subscriptions remain unfilled. Any shares then remaining shall be reallocated among those eligible account holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on June 30, 2005. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of eligible account holders who are also our trustees, directors or officers and their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in the twelve months preceding June 30, 2005.

Priority 2: Tax-Qualified Employee Stock Benefit Plans. Our tax-qualified employee stock benefit plans, including our employee stock ownership plan, will receive, as a second priority and without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 8.0% of the shares of common stock sold in the offering and issued to the charitable foundation, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the offering range. Our employee stock ownership plan, which is a tax-qualified employee stock benefit plan, expects to purchase an amount equal to up to 6% of the sum of the shares of common stock we sell in the offering and those that we issue to the charitable foundation in the open market following the offering (with prior Office of Thrift Supervision approval) using funds borrowed from us, but may instead purchase all or a portion of the shares in the offering, pursuant to the subscription right granted to our tax-qualified employee stock benefit plan. Shares purchased by our employee stock ownership plan will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the offering, including our officers, trustees, directors or employees or their associates.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders and our tax-qualified employee stock benefit plans, each People’s Bank depositor, except the directors and certain officers of People’s Bank and their associates, with aggregate deposit account balances of $50 or more on [            ], who is not an eligible account holder, provided, however, that any director or officer of People’s Bank employed, appointed or elected for the first time to such office after June 30, 2006 shall not be precluded from being a supplemental eligible account holder solely by reason of holding such office. Each supplemental eligible account holder will be deemed a supplemental eligible account holder and will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, available shares will first be allocated so as to permit each subscribing supplemental eligible account holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing supplemental eligible account holder whose subscription remains unfilled in the proportion that the amount of his or her qualifying deposit bears to the total amount of qualifying deposits of all subscribing supplemental eligible account holders whose subscriptions remain unfilled. Any shares then remaining shall be reallocated among those supplemental eligible account holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on [            ]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders, our tax-qualified employee stock benefit plans, and supplemental eligible account holders, each People’s Bank depositor as of ______, 2007 who is not an eligible account holder or a supplemental eligible account holder will be deemed an “other depositor” and will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, available shares will first be allocated so as to permit each subscribing other depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing other depositor whose subscription remains unfilled in the proportion that the amount of his or her qualifying deposit bears to the total amount of qualifying deposits of all subscribing other depositors whose subscriptions remain unfilled. Any shares then remaining shall be reallocated among those other depositors whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each other depositor must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on [__]. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Other Potential Investors. Persons who do not otherwise qualify as eligible account holders, supplemental eligible account holders or other depositors will not have subscription rights to purchase shares in the subscription offering. Such persons may be able to purchase shares in the syndicated offering or underwritten public offering, but the opportunity to purchase shares in the syndicated or public offering is subject to our right, in our sole discretion, to reject orders, in whole or in part, either at the time of receipt of an order or as soon as practicable following the conclusion of the offering.

Persons in Non-qualified States or Foreign Countries. We will make reasonable efforts to comply with the securities laws of all jurisdictions in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, no person who resides in a foreign country or in a jurisdiction of the United States with respect to which any of the following apply will be offered or receive stock in the subscription offering: (a) there are few persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction; (b) the granting of subscription rights or the offer or sale of shares of our stock to such persons would require us or our trustees, directors and officers, under the laws of such jurisdiction, to register as a broker-dealer, salesman or selling agent or to register or otherwise qualify our stock for sale in such jurisdiction, or we would be required to qualify as a foreign corporation or file a general consent to service of process in such jurisdiction; or (c) such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

You May Not Sell Or Transfer Your Subscription Rights.

Office of Thrift Supervision regulations prohibit you from transferring your subscription rights. Your subscription rights may only be exercised by you for your own account. Common stock may also be registered in the name of a trust for which you are the sole beneficiary or sole income beneficiary. For this purpose, an individual retirement account that is held as a custodial account is deemed to be a trust. When completing your stock order form, you should not add the name(s) of persons who do not have subscription rights or who qualify in a lower subscription priority than you do. If you do so, you will lose your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify on the stock order form that you are purchasing shares solely for your own account and that you have no agreement or understanding to sell or transfer your subscription rights or the shares of common stock to be issued upon their exercise. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights. We will not honor orders that we believe involve the transfer of subscription rights. In addition, if you attempt to sell or otherwise transfer your subscription rights, you may be subject to criminal prosecution and/or other sanctions.

Deadline for Ordering Stock in the Subscription Offering

The subscription offering will expire at 11:00 a.m., Eastern Time, on [__], unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift Supervision, if necessary. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint, maximum or adjusted maximum of the offering range. We may extend the expiration date without notice to you until [__], unless the Office of Thrift Supervision approves a later date, which will not be beyond [__]. Subscription rights which have not been exercised prior to the expiration date will become void.

If We Do Not Sell the Minimum Number of Shares

We will not execute orders until at least the minimum number of shares of common stock have been sold in the subscription and syndicated offerings. If at least [__] shares have not been issued by _______________, 2007 and the Office of Thrift Supervision has not consented to an extension, all funds delivered to us to purchase shares of common stock in the subscription offering will be returned promptly to the subscribers with interest at People’s Bank’s passbook savings rate and all deposit account withdrawal authorizations will be canceled. If an extension beyond [            ], 2007 is granted by the Office of Thrift Supervision, we will notify each person who subscribed for common stock in the subscription offering, indicating that each person may increase, decrease, or rescind their subscription within resolicitation period. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded, all withdrawal authorizations will be cancelled and all funds received will be returned promptly with interest at People’s Bank’s passbook savings rate.

The conversion must be completed by [__], which is two years after the special meeting of depositors of People’s Bank to vote on the conversion.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel all deposit account withdrawal authorizations and return by check all funds submitted in the subscription offering, plus interest at People’s Bank’s passbook savings rate from the date of receipt.

Syndicated Offering/Underwritten Public Offering

The plan of conversion provides that shares of common stock not purchased in the subscription offering will be offered for sale to the general public in a syndicated offering through a syndicate of selected dealers. Morgan Stanley & Co. Incorporated will act as sole book-running manager and Ryan Beck & Co., Inc. will act as joint lead manager for the syndicated offering, and each firm will assist us in selling our common stock in the syndicated offering on a best efforts basis. Alternatively, we may sell any remaining shares in an underwritten public offering. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares of the common stock in the syndicated offering. The syndicated offering will terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision.

The opportunity to purchase shares of common stock in the syndicated offering is subject to our right, in our sole discretion, to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the conclusion of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Purchasers in the syndicated offering or underwritten public offering are eligible to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” We may begin the syndicated offering at any time following the commencement of the subscription offering.

The syndicated offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts underwritings. Generally, under those rules, members of the syndicate will deposit any funds they receive from interested investors prior to closing into one or more separate non-interest bearing accounts established by the syndicate at a bank other than People’s Bank. The closing of the syndicated offering is subject to conditions set forth in the agency agreement among us, People’s Mutual Holdings and People’s Bank on the one hand and the members of the syndicate on the other hand. These conditions include, among others, the continuous effectiveness of the registration statement of which this prospectus forms a part, the nonoccurrence of certain material events and the receipt by the members of the syndicate of opinions, certificates and other documents. If and when all the conditions for the closing are met, funds for shares of common stock sold by the syndicate in the syndicated offering, less fees and commissions payable by us, will be promptly delivered to us. If the offering closes, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly after the closing, without interest. If the offering does not close, funds in the account will be promptly returned, without interest, to the potential investor. Normal customer ticketing will be used for order placement. Stock order forms will not be used.

Any underwritten public offering will be conducted on a firm commitment basis. In such case, the underwriters will purchase all shares of common stock not sold in the subscription offering or any syndicated offering, if any such shares are purchased. The aggregate price paid to us by or through the underwriters for the shares of common stock will be the number of shares sold multiplied by the $20.00 price per share, less the amount of an underwriting discount as negotiated between us and the underwriters and approved by the Office of Thrift Supervision and the National Association of Securities Dealers.

Other Purchase Arrangements

If we are unable to find purchasers from the general public for unsubscribed shares up to the minimum of the offering range, we may make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases by trustees, directors, officers, their associates and other persons in excess of the limitations provided in the plan of conversion and in excess of the proposed purchases discussed under “Proposed Purchases of Common Stock by Management,” although no such additional purchases are currently planned. If other purchase arrangements cannot be made, we may do any of the following: terminate the offering and promptly return all funds or cancel deposit account withdrawals, as the case may be, set a new offering range, notify all subscribers and give them the opportunity to increase, decrease or rescind their orders; or take such other actions as may be permitted by the Office of Thrift Supervision.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased during the offering:

•	You may not purchase fewer than 25 shares ($500).

•	You may not purchase more than $2 million of common stock (100,000 shares). If you are purchasing shares in the subscription offering, this limit applies to you together with any persons with whom you are exercising subscription rights through a single qualifying deposit account held jointly.

•	Our tax-qualified employee stock benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 6.0% of the shares sold in the offering and issued to the charitable foundation, including shares issued in the event of an increase in the offering range of up to 15%.

•	You, together with your associates or persons acting in concert with you, may not purchase more than $2 million of common stock (100,000 shares) in all categories of the offering combined, including the syndicated offering. More information on the meaning of “associate” and “acting in concert” is provided below.

•	Current stockholders of People’s Bank are subject to an additional ownership limitation. As previously described, current stockholders will receive shares of People’s United Financial common stock in exchange for their People’s Bank common stock. The number of shares that a stockholder may purchase in the offering, individually and together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates and persons acting in concert with him or her will own after the share exchange, may not exceed 5% of the total shares of the People’s United Financial common stock to be issued and outstanding at the completion of the conversion and offering. However, current stockholders will not have to sell any People’s Bank common stock or be limited in receiving shares of People’s United Financial common stock in the share exchange even if their ownership of People’s United Financial common stock after the share exchange would exceed an applicable purchase limitation.

•	The maximum number of shares of common stock that may be purchased in the offering by our officers, trustees, and directors and their associates, in the aggregate, may not exceed 25% of the total number of shares sold in the offering.

Depending upon market or financial conditions, People’s Mutual Holdings’ Board of Trustees and People’s Bank’s Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of the depositors of People’s Bank may decrease or increase the purchase and ownership limitations, provided that the maximum purchase limitations may not be increased to a percentage in excess of 5% of the total shares sold in the offering. If a purchase limitation is increased, we will resolicit subscribers in the subscription offering who order the maximum amount and so indicate on their stock order forms, in order to determine if they wish to increase their subscriptions up to the then-applicable limit. If the maximum purchase limitation is increased to 5% of the total shares sold in the offering, we may, with the approval of the Office of Thrift Supervision, allow persons who have subscribed for 5% of the total shares sold in the offering to purchase between 5% and 10% of that total number of shares, as long as the aggregate amount that such persons purchase does not exceed 10% of the total shares sold in the offering. Requests to purchase additional shares of our common stock in the event the purchase limitation is so increased will be accepted by us in our sole discretion.

In the event of an increase in the total number of shares offered in the offering, due to an increase in the offering range of up to 15%, shares will be allocated in the following order of priority in accordance with the plan of conversion:

(1)	to fill our tax-qualified employee stock benefit plans’ subscriptions for up to 8.0% of the total number of shares sold in the offering and issued to the charitable foundation in the event such plans submit subscription orders; and then

(2)	in the event that there is an oversubscription at the eligible account holder, supplemental eligible account holder or other depositor levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities.

With prior Office of Thrift Supervision approval, our employee stock ownership plan may elect to fill part or all of its stock order in the open market, after completion of the offering, whether or not its entire order could be filled in the subscription offering.

You will not be allowed to purchase any stock if that purchase would be illegal under any federal or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers. We and/or our representatives may ask for an acceptable legal opinion from you regarding the legality of the purchase and may refuse to honor any purchase order if that opinion is not timely furnished.

We have the right to reject your order if we believe your representations are untrue or if we believe you are violating, circumventing or intend to violate, evade or circumvent the terms and conditions of the plan of conversion, either alone or acting in concert with others.

The term “associate” means:

•	any corporation or organization, other than People’s Mutual Holdings, People’s Bank, People’s United Financial or a majority-owned subsidiary of People’s Bank or People’s United Financial, of which you are a senior officer or partner or are directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which you have a substantial beneficial interest or serve as a trustee or in a similar fiduciary capacity, but excluding (1) any employee stock benefit plan in which you have a substantial beneficial interest or serve as trustee or in a similar fiduciary capacity, and (2) any other person who has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity for any such employee stock benefit plan, solely as a result of having such interest or serving in such capacity; and

•	your spouse or a relative of you or your spouse, who either has the same home as you or who is a trustee, director or officer of People’s Mutual Holdings, People’s Bank, People’s United Financial or any of the subsidiaries of the foregoing.

The term “acting in concert” means:

•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

•	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

Any persons or companies having the same address on an account or stock order form are considered to be acting in concert. A person or company which acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated, and participants or beneficiaries of the employee stock benefit plan will not be deemed to be acting in concert solely as a result of their common interest as participants or beneficiaries. We will presume that certain persons are acting in concert based upon various facts, including the fact that persons have joint account relationships or the fact that such persons have filed joint Schedules 13D with the Securities and Exchange Commission with respect to other companies. We reserve the right to make an independent investigation of any facts or circumstances brought to our attention that indicate that one or more persons acting independently or as a group acting in concert may be attempting to violate or circumvent the regulatory prohibition on the transferability of subscription rights. We have the right, in our sole discretion, to determine whether prospective purchasers are associates or acting in concert. Our trustees, directors, officers and employees are not treated as associates of each other solely because of their capacity as such.

Common stock purchased in the offering will be freely transferable except for shares purchased by executive officers and directors of People’s Bank and except as described below. Any purchases made by any associate of People’s Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—You May Not Sell Or Transfer Your Subscription Rights” and “Restrictions on Acquisition of People’s United Financial and People’s Bank.”

Procedure for Purchasing Shares in the Subscription Offering

Delivery of Prospectus. To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to the expiration date. Stock order forms will be distributed only if accompanied or preceded by a prospectus. We will make reasonable attempts to provide a prospectus and offering materials to all holders of subscription rights. The subscription offering and all subscription rights are expected to expire at 11:00 a.m., Eastern Time on [__], however, whether or not we have been able to locate each person entitled to subscription rights.

Use of Stock Order Forms. In order to purchase shares of common stock in the subscription offering, you must complete a stock order form and remit payment. Incomplete stock order forms or stock order forms that are not signed are not required to be accepted. We will not be required to accept orders submitted on photocopied or facsimiled stock order forms. If a stock order form is undeliverable and is returned to us by the U.S. Postal Service, or is not mailed pursuant to a “no mail” order placed in effect by the account holder, the subscription rights for that person will lapse as though that person failed to return the completed stock order form within the time period specified. All stock order forms must be received by us (not postmarked) prior to 11:00 a.m., Eastern Time, on [__]. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed stock order forms, and we have the right to waive or permit the correction of incomplete or improperly executed stock order forms. We do not represent, however, that we will do so. You may submit your stock order form and payment by mail using the return envelope provided, by overnight delivery to the indicated address on the front of the stock order form or by hand to a secure drop box located in the lobby of People’s Bank’s headquarters, 850 Main Street, Bridgeport, Connecticut. Stock order forms may not be delivered to banking or other offices of People’s Bank. Once tendered, a stock order form cannot be modified or revoked. On the stock order form, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account that is federally insured or otherwise guaranteed by People’s Bank or the federal government, and that you received a copy of this prospectus. However, signing the stock order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed stock order forms for the purchase to be valid. Payment for shares may be made by:

•	personal check, bank check or money order, made directly payable to “People’s United Financial, Inc.”; or

•	authorization of withdrawal from the types of People’s Bank deposit accounts provided for on the stock order form.

Appropriate means for authorizing withdrawals from deposit accounts at People’s Bank are outlined on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor for any reason. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificates of deposit will not apply to withdrawals authorized for the purchase of shares of common stock in the offering; however, if a withdrawal results in a certificate of deposit with a balance less than the applicable minimum balance requirement, the certificate will be cancelled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook savings rate subsequent to the withdrawal. You may not authorize withdrawal from People’s Bank retirement accounts or People’s Bank accounts with check-writing privileges. If you wish to use funds from an account with check-writing privileges, please make payment by a check drawn on such account. Personal checks will be cashed upon receipt; therefore, these funds must be available in the account(s) at the time we receive your order. Checks and money orders will be cashed upon receipt and the funds placed in a segregated escrow account at People’s Bank or, at our discretion, another insured financial institution, and interest will be paid at the passbook savings rate from the date payment is received until completion or termination of the conversion. Cash, wire transfers, third party checks and People’s Bank equity line of credit checks and personal credit lines may not be remitted as payment for your purchase. Once we receive your executed stock order form, it may not be modified or rescinded.

Regulations prohibit People’s Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

Using Retirement Account Funds. You may not use funds from a People’s Bank retirement account (IRAs and Keogh accounts) to purchase shares of common stock in the offering. Therefore, if you wish to use some or all of the funds that are currently in a People’s Bank retirement account, you may not designate on the stock order form that you wish funds to be withdrawn from the account for the purchase of common stock. Before your order is placed, the funds you wish to use for the purchase of common stock will have to be transferred to a brokerage firm or other type of independent trustee other than People’s Securities, Inc. There will be no early withdrawal or Internal Revenue Service interest penalties for these properly executed transfers. Depositors interested in using funds in a retirement account at People’s Bank or elsewhere to purchase common stock should contact our Stock Information Center as soon as possible, preferably at least two weeks prior to the [            ], 2007 end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on timing constraints and limitations imposed by the institutions where the funds are currently held. We cannot guarantee that you will be able to use retirement funds held with People’s Bank or elsewhere toward this purchase.

Delivery of Shares. Shares of People’s United Financial common stock to be issued in the subscription offering will be issued in certificate form. Certificates representing shares of common stock will be mailed to persons entitled to the certificates at the certificate registration address noted by them on the stock order form as soon as practicable following consummation of the offering. Any certificates returned as undeliverable will be held by our transfer agent until claimed by the persons legally entitled to the certificates, or will be otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to purchasers, they may not be able to sell their shares, even though trading of the common stock will have commenced.

Other Restrictions. Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” registrations, or would violate regulations or policies of the National Association of Securities Dealers, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.

Stock Information Center

If you have any questions regarding the offering or the conversion, please call our Stock Information Center, at [__], from 10:00 a.m. to 4:00 p.m., Eastern Time, Monday through Friday. The Stock Information Center is closed on weekends and bank holidays. Our banking and other offices will not have offering material and cannot accept completed orders forms or proxy cards.

Plan of Distribution; Selling Agent Compensation

Subscription Offering

Offering materials have been distributed by mail to those with subscription rights at the last known address based on People’s Bank’s records. Subscription rights expire whether or not eligible subscribers can be located.

Under the terms of an agency agreement, which is filed as an exhibit to the registration statement relating to this prospectus, we have retained Ryan Beck & Co., Inc. to assist us with the subscription offering. The agency agreement provides that Ryan Beck & Co., Inc. will assist us on a best efforts basis in the marketing of our common stock in the subscription offering, including by:

•	acting as our financial advisor for the subscription offering;

•	providing administrative services and managing the Stock Information Center; and

•	targeting our sales efforts, including assisting in the preparation of marketing materials and soliciting orders for common stock.

For these services, Ryan Beck & Co., Inc. will receive a marketing fee equal to 1.0% of the dollar amount of common stock sold in the subscription offering, subject to a maximum marketing fee of $12.0 million. No marketing fee will be payable to Ryan Beck & Co., Inc. with respect to shares sold in the subscription offering to officers, trustees, directors and employees, the immediate families of such officers, trustees, directors or employees or employee benefit plans.

Morgan Stanley & Co. Incorporated will also provide us with advisory services in connection with the subscription offering. In the event the gross proceeds from the subscription offering equal or exceed $1.75 billion, Morgan Stanley & Co. Incorporated will receive an advisory fee equal to $5 million. In the event the gross proceeds from the subscription offering equal or exceed $2.5 billion, People’s Bank may, in its sole discretion, pay Morgan Stanley & Co. Incorporated an additional advisory fee of $2.5 million.

The following table shows the estimated commissions to be paid by us to Ryan Beck & Co., Inc. in the subscription offering, both on a per share basis and on an aggregate basis, assuming (1) that 60,000,000 shares of common stock are sold in the subscription offering and between 67,500,000 and 112,500,000 shares are sold in the syndicated offering and (2) that our officers, trustees, directors, employees and their immediate families purchase 387,500 shares in the subscription offering and our employee benefit plans do not purchase any shares in the subscription offering. We are unable to determine the exact fees and commissions because these amounts will depend on the allocation of the shares sold in the subscription offering and in the syndicated offering, among other factors. See “Pro Forma Data.”

	Per Share	Total
Marketing fee	$0.199	$11,922,500

Solicitation by Trustees, Directors, Officers and Employees

Some of our trustees, directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other of our regular, full-time employees may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. These employees have been instructed not to solicit offers for purchases of common stock or provide advice regarding the purchase of common stock. No offers or sales may be made by tellers or at the teller counters. All sales activity will be apart from the area accessible to the general public. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, so as to permit officers, trustees, directors and employees to participate in the sale of common stock. None of our officers, trustees, directors or employees will be compensated in connection with their participation in the offering.

Syndicated Offering

General. The agency agreement provides that Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc. will assist us in the marketing of our common stock in the syndicated offering, including by managing a syndicate of selected dealers to offer the common stock in the syndicated offering. Morgan Stanley & Co. Incorporated will serve as global coordinator and sole book-running manager and Ryan Beck & Co., Inc. will act as joint lead manager, for the syndicated offering. The syndicated offering is being made on a “best efforts” basis, and accordingly none of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares of the common stock in the syndicated offering.

In connection with the syndicated offering, we will pay Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc. an aggregate management fee equal to 1.0% of the aggregate dollar amount received in exchange for shares sold in the syndicated offering. In addition, we will pay to the syndicate, which will include Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc., a sales concession equal to 3.0% of the aggregate dollar amount received in exchange for shares sold in the syndicated offering. The members of the syndicate will allow a concession not in excess of $[__] per share to other members of the syndicate. The members of the syndicate may allow, and the other dealers may reallow, a discount not in excess of $[__] per share to other dealers.

In the event that we sell common stock in an underwritten public offering, we have agreed that Morgan Stanley & Co. Incorporated will have the right to serve as sole book-running manager and Ryan Beck & Co., Inc. will have the right to act as joint lead manager for the offering. We will pay underwriters (which we expect would include Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc.) that sell shares of our common stock in such offering an underwriting discount, to be negotiated by us prior to such an offering. If we determine to sell stock in an underwritten public offering, the terms of such offering, including the names of the underwriters participating in such offering, will be described in a supplement to this prospectus.

The following table shows the estimated fees and commissions to be paid by us to Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other members of the syndicate in the syndicated offering, both on a per share basis and on an aggregate basis, assuming that 60,000,000 shares of common stock are sold in the subscription offering and between 67,500,000 and 112,500,000 shares are sold in the syndicated offering. We are unable to determine the exact fees and commissions because these amounts will depend on the allocation of the shares sold in the subscription offering and in the syndicated offering, among other factors. See “Pro Forma Data.”

		Total
	Per Share	Minimum of the Offering Range (67,500,000 shares sold in syndicated offering)	Midpoint of the Offering Range (90,000,000 shares sold in syndicated offering)	Maximum of the Offering Range (112,500,000 shares sold in syndicated offering)	15% Above the Maximum of the Offering Range (138,375,000 shares sold in syndicated offering)
Management fee to Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc.	$0.20	$13,500,000	$18,000,000	$22,500,000	$27,675,000
Sales concession to syndicate	$0.60	$40,500,000	$54,000,000	$67,500,000	$83,025,000

We estimate that the expenses of the offering, not including the fees and commissions described above or under “—Subscription Offering,” will be approximately $10.0 million. These expenses will be payable by us.

Indemnification. We have agreed to indemnify Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc., as well as the other members of the syndicate, against liabilities and expenses relating to the offering, including liabilities under the Securities Act of 1933, or to contribute to payments that Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and such other members of the syndicate may be required to make for these liabilities.

Lock-up Agreements. We and our directors and executive officers have agreed not to directly or indirectly offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock without the prior written consent of Morgan Stanley & Co. Incorporated and Ryan Beck & Co., Inc. for a period commencing on the date of this prospectus and continuing until 120 days after the completion of the offering.

Electronic Distribution. A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Offers and Sales in Canada. This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of Morgan Stanley & Co. Incorporated, Ryan Beck & Co. Inc. and any other agent in the offering has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purpose of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the “Prospectus Directive” in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom. Each of Morgan Stanley & Co. Incorporated, Ryan Beck & Co. Inc. and any other agent in the offering has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to communicate an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Offers and Sales in Other Foreign Countries. We may also offer shares in other foreign countries, including, but not limited to, Ireland, France, Germany, Italy, Spain, the Netherlands, Belgium, Norway, Sweden, Denmark and Switzerland. The final determination of whether to offer shares in foreign countries and, if shares are so offered, in which countries the shares will be offered will be made at the time of the offering, based on market conditions existing at that time. Any offer or sale of shares in a foreign country will be made only under an exemption from any requirements to register the shares for public sale in such country.

Stamp Taxes. Purchasers of our common stock in the syndicated offering or any underwritten public offering may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships. Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc., some of the other members of the syndicate and their respective affiliates have performed investment banking and financial advisory services for us for which they have received customary fees and reimbursements of expenses and may in the future provide additional services for which it is anticipated they will receive compensation.

Certain Restrictions on Purchase or Transfer of Our Shares After Conversion

All shares of common stock purchased in the offering by our directors or executive officers generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Shares received in exchange for shares of People’s Bank common stock purchased by these persons after the conversion will be free of this restriction. Each certificate (if any) for shares purchased by such persons in the offering will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the shares purchased by such persons in the offering will be similarly restricted. Our directors and executive officers also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by our directors and executive officers and their associates during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock pursuant to our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any recognition and retention plans or restricted stock plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be sold in the offering. This registration does not cover the resale of such shares. Shares of common stock owned or purchased by persons who are not affiliates of People’s United Financial may be resold without registration. Shares owned (including shares received in exchange for shares of People’s Bank common stock) or purchased by affiliates of People’s United Financial will be subject to resale restrictions under Rule 144 of the Securities Act of 1933. If we meet the current public information requirements of Rule 144, each of our affiliates who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. Provision may be made in the future to permit our affiliates to register their shares for sale under the Securities Act of 1933 under certain circumstances.

Liquidation Rights

In the unlikely event of a complete voluntary liquidation of People’s Mutual Holdings in its present mutual form, depositors of People’s Bank would receive a pro rata share of any assets of People’s

Mutual Holdings remaining after payment of claims of all creditors. Each depositor’s pro rata share of such remaining assets would be in the same proportion as the value of his or her deposit account was to the total value of all deposit accounts in People’s Bank at the time of liquidation. After the conversion and offering, each depositor, in the event of a complete liquidation of People’s Bank, would have a claim as a creditor of the same general priority as the claims of all other general creditors of People’s Bank. However, except as described below, each claim would be solely in the amount of the balance in the deposit account(s) plus accrued interest. The depositor would not have an interest in the value or assets of People’s Bank or People’s Mutual Holdings above that amount.

The plan of conversion provides for the establishment, following the conversion of People’s Mutual Holdings from a federally chartered mutual holding company to a federally chartered interim stock savings bank and simultaneous merger with and into People’s Bank, of a special “liquidation account” for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to People’s Bank’s total stockholders’ equity as reflected in our latest statement of financial condition contained in this prospectus. The liquidation account will be established and maintained by People’s Bank. In the unlikely event of a complete liquidation of People’s Bank after the completion of the conversion at a time when People’s Bank has a positive net worth (and only in such event), each eligible account holder and supplemental eligible account holder would be entitled, upon a complete liquidation of People’s Bank after the conversion and offering, to an interest in the liquidation account prior to any liquidation distribution with respect to the capital stock of People’s Bank. Each eligible account holder and supplemental eligible account holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in People’s Bank at the close of business on June 30, 2005 or [            ], as the case may be. Each eligible account holder and supplemental eligible account holder will have a pro rata interest in the total liquidation account for each of his or her deposit accounts based on the proportion that the balance of each such deposit account on June 30, 2005 or [            ], as the case may be, bore to the balance of all deposit accounts in People’s Bank on such date.

If, however, on any December 31 annual closing date of People’s Bank, commencing December 31, 2007, the amount in any deposit account is less than the amount that was in such deposit account on June 30, 2005 or [            ], as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.

Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to People’s United Financial as the sole stockholder of People’s Bank.

Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution, except to the extent otherwise approved by the Office of Thrift Supervision.

Accounting Consequences

The conversion will be accounted for at historical cost in accordance with accounting principles generally accepted in the United States. Accordingly, the carrying value of the assets, liabilities, and capital will be unaffected by the conversion and offering and will be reflected in our consolidated financial statements based on their historical amounts.

Tax Aspects

Completion of the conversion is conditioned upon prior receipt of either a ruling from the Internal Revenue Service or an opinion of counsel with respect to federal income tax laws and either a ruling from the State of Connecticut or an opinion of counsel with respect to Connecticut income tax laws, substantially to the effect that consummation of the transactions qualifies as a tax-free transaction for federal income tax purposes and will not result in any adverse federal or Connecticut state tax consequences before or after the conversion, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal and state income tax consequences that are generally applicable to the primary parties and the persons receiving subscription rights.

Thacher Proffitt & Wood LLP has issued an opinion to us to the effect that, for federal income tax purposes:

(1)	the conversion of People’s Mutual Holdings from a federally chartered mutual holding company to a federally chartered interim stock savings bank (“Interim A”) will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and no gain or loss will be recognized by People’s Mutual Holdings by reason of such conversion;

(2)	the merger of Interim A with and into People’s Bank, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, and no gain or loss will be recognized by People’s Mutual Holdings or People’s Bank by reason of such merger;

(3)	the merger of the federally chartered interim stock savings bank, newly formed as a wholly owned subsidiary of People’s United Financial (“Interim B”), with and into People’s Bank pursuant to which shares of People’s Bank will be converted into shares of common stock of People’s United Financial, will qualify as a reorganization within the meaning of Section 368(a)(2)(E) or Section 351 of the Internal Revenue Code, and no gain or loss will be recognized by Interim B, People’s Bank or People’s United Financial by reason of such merger;

(4)	no gain or loss will be recognized by the current stockholders of People’s Bank upon the receipt of shares of common stock of People’s United Financial pursuant to the share exchange, except to the extent of any cash received in lieu of a fractional share interest in People’s United Financial;

(5)	the aggregate tax basis of the shares of People’s United Financial common stock held by the current stockholders of People’s Bank after the share exchange will be equal to the aggregate tax basis of People’s Bank common stock held immediately before the share exchange, reduced by the basis allocable to a fractional share interest in People’s United Financial for which cash is received;

(6)

the holding period of the shares of People’s United Financial common stock to be received by the current stockholders of People’s Bank in the share exchange will include the holding period of the shares of People’s Bank common stock held immediately before the share exchange, provided that People’s Bank common stock was held as a capital asset on the date of the share exchange;

(7)	a holder of shares of People’s United Financial who receives cash in lieu of a fractional share of People’s United Financial common stock in the share exchange will recognize gain or loss equal to the difference between the amount of cash received and the portion of such holder’s tax basis of the shares of People’s Bank allocable to the fractional share; such gain or loss will be capital gain or loss if such shares were held as a capital asset as of the date of the share exchange, and will be long-term capital gain or loss if such holder’s holding period in the shares of People’s Bank common stock is more than one year on the date of the share exchange;

(8)	no gain or loss will be recognized by People’s United Financial upon the sale of shares of common stock in the offering;

(9)	no gain or loss will be recognized by depositors of People’s Bank upon the issuance to them of interests in the liquidation account in People’s Bank pursuant to the merger of Interim A with and into People’s Bank;

(10)	it is more likely than not that the fair market value of the nontransferable subscription rights to purchase shares of common stock of People’s United Financial to be issued to eligible account holders, supplemental eligible account holders and other depositors is zero and accordingly, that no income will be recognized by eligible account holders, supplemental eligible account holders and other depositors upon the issuance to them of subscription rights or upon the exercise of the subscription rights;

(11)	it is more likely than not that the tax basis to the holders of shares of People’s United Financial common stock purchased in the offering pursuant to the exercise of subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of the completion of the offerings; and

(12)	the holding period for shares of common stock of People’s United Financial purchased in the syndicated offering will begin on the day after the date of purchase.

The opinions set forth in (10) and (11), above, are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights issued by a converting financial institution have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase common stock of People’s United Financial at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. Counsel believes that it is more likely than not (i.e., there is a more than a 50% likelihood) that the subscription rights have no market value for federal income tax purposes. Such conclusion of counsel is supported by a letter from RP Financial furnished to us which states that the subscription rights do not have any value when they are distributed or exercised. If the subscription rights are found to have a market value greater than zero, income may be recognized by various recipients of the subscription rights (whether or not the rights are exercised) and People’s United Financial may be taxed on the distribution of the subscription rights. Participants are encouraged to consult with their own tax advisor as to the tax consequences in the event that the subscription rights are deemed to have an ascertainable value.

PricewaterhouseCoopers LLP has issued an opinion to us to the effect that, for Connecticut State income tax purposes, and assuming that the federal income tax consequences described above are correct in all material respects:

(1)	the conversion of People’s Mutual Holdings from a federally chartered mutual holding company to a federally chartered interim stock savings bank (“Interim A”) should qualify as a reorganization for Connecticut state income tax purposes, and no gain or loss should be recognized by People’s Mutual Holdings by reason of such conversion;

(2)	the merger of Interim A with and into People’s Bank, should qualify as a reorganization for Connecticut state income tax purposes, and no gain or loss should be recognized by People’s Mutual Holdings or People’s Bank by reason of such merger;

(3)	the merger of the federally chartered interim stock savings bank, newly formed as a wholly owned subsidiary of People’s United Financial (“Interim B”), with and into People’s Bank, pursuant to which shares of People’s Bank will be converted into shares of Common Stock of People’s United Financial, will qualify as a reorganization for Connecticut state income tax purposes, and no gain or loss will be recognized by People’s Bank or People’s United Financial by reason of such merger;

(4)	no gain or loss should be recognized by the current stockholders of People’s Bank upon the receipt of shares of common stock of People’s United Financial pursuant to the share exchange, except to the extent of any cash received in lieu of a fractional share interest in People’s United Financial;

(5)	the aggregate tax basis of the shares of People’s United Financial common stock held by the current stockholders of People’s Bank after the share exchange should be equal to the aggregate tax basis of People’s Bank common stock held immediately before the share exchange, reduced by the basis allocable to a fractional share interest in People’s United Financial for which cash is received;

(6)	the holding period of the shares of People’s United Financial common stock to be received by the current stockholders of People’s Bank in the share exchange should include the holding period of the shares of People’s Bank common stock held immediately before the share exchange, provided that People’s Bank common stock was held as a capital asset on the date of the share exchange;

(7)	a holder of shares of People’s United Financial who receives cash in lieu of a fractional share of People’s United Financial common stock in the share exchange should recognize gain or loss equal to the difference between the amount of cash received and the portion of such holder’s tax basis of the shares of People’s Bank allocable to the fractional share; such gain or loss should be capital gain or loss if such shares were held as a capital asset as of the date of the share exchange, and should be long-term capital gain or loss if such holder’s holding period in the shares of People’s Bank common stock is more than one year on the date of the share exchange;

(8)	no gain or loss should be recognized by People’s United Financial upon the sale of shares of common stock in the offering;

(9)	no gain or loss should be recognized by depositors of People’s Bank upon the issuance to them of interests in the liquidation account in People’s Bank pursuant to the merger of Interim A with and into People’s Bank;

(10)	it is more likely than not that the fair market value of the nontransferable subscription rights to purchase shares of common stock of People’s United Financial to be issued to eligible account holders and supplemental eligible account holders is zero and accordingly, that no income will be recognized by eligible account holders and supplemental eligible account holders upon the issuance to them of subscription rights or upon the exercise of the subscription rights;

(11)	it is more likely than not that the tax basis to the holders of shares of People’s United Financial common stock purchased in the offering pursuant to the exercise of subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of the completion of the offerings; and

(12)	the holding period for shares of common stock of People’s United Financial purchased in the syndicated offering should begin on the day after the date of purchase.

Unlike private rulings, an opinion is not binding on the Internal Revenue Service or the Connecticut Department of Revenue Services, and the Internal Revenue Service or the Connecticut Department of Revenue Services could disagree with the conclusions reached therein. In the event of such disagreement, there can be no assurance that the Internal Revenue Service or the Connecticut Department of Revenue Services would not prevail in a judicial or administrative proceeding. If the Internal Revenue Service or the Connecticut Department of Revenue Services determines that the tax effects of the transactions contemplated by the plan of conversion are to be treated differently from those presented in the opinion, we may be subject to adverse tax consequences as a result of the conversion.

United States Federal Tax Considerations Applicable To Non-U.S. Holders Of The Common Stock

The following discusses the material United States federal income and estate tax consequences of the ownership and disposition of common stock applicable to Non-U.S. Holders who are beneficial owners of People’s United Financial common stock and who acquire and own such common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code. A “Non-U.S. Holder” is a holder of common stock other than (i) an individual citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position. For example, the discussion does not address United States federal income and estate tax rules applicable to any person who holds common stock through entities treated as partnerships for United States federal income tax purposes or who holds common stock through entities which are disregarded for United States federal income tax purposes. The discussion does not address any tax consequences arising under the laws of any state, local or tax jurisdiction outside the United States. Further, the discussion does not consider Non-U.S. Holders to whom special tax rules may apply (including controlled foreign corporations, passive foreign investment companies, banks or other financial institutions, insurance companies, dealers in securities or foreign currencies, common trust funds, holders who hold common stock as part of a “straddle,” “hedge,” or conversion transaction, tax-exempt organizations and United States expatriates).

The following discussion is based on provisions of the Internal Revenue Code, United States Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any change could affect the continuing validity of this discussion. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the federal tax consequences discussed below and there can be no assurance that the Internal Revenue Service or a court will not take a position contrary to the federal tax consequences discussed herein or that any such contrary position taken by the Internal Revenue Service or a court would not be sustained.

The description set forth below is included for general information only and may not be applicable to a prospective Non-U.S. Holder’s particular situation. Prospective Non-U.S. Holders are urged to consult their own tax advisor with respect to the United States Federal tax consequences of owning and disposing of common stock, as well as any tax consequences that may arise under the laws of any state, local or non-United States taxing jurisdiction or under any applicable tax treaty.

For purposes of the following discussion, dividends and gain on the sale or other disposition of common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a United States trade or business and (ii) in the case of a treaty resident, attributable to a permanent establishment in the United States.

Dividends. Distributions on People’s United Financial common stock will constitute dividends for United States federal income tax purposes to the extent of People’s United Financial’s current or accumulated earnings and profits as determined for United States federal income tax purposes.

In general, dividends paid to a Non-U.S. Holder that do not constitute U.S. trade or business income will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide a properly completed and executed Internal Revenue Service Form W-8BEN (or successor form) to us or our paying agent, or similar appropriate documentation or substitute form, certifying the Non-U.S. Holder’s entitlement to benefits under an applicable income tax treaty. A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that do constitute U.S. trade or business income generally will not be subject to withholding of United States federal income tax if the Non-U.S. Holder provides a properly completed and executed Internal Revenue Service Form W-8ECI (or successor form) to us or our paying agent, or similar appropriate documentation or substitute form, certifying that the dividends are U.S. trade or business income. Instead, dividends that are U.S. trade or business income generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates. Any dividends that constitute U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or Other Disposition. A Non-U.S. Holder generally will not be subject to United States federal income tax on the sale or other disposition of common stock unless:

(1)	such gain is U.S. trade or business income, in which case the Non-U.S. Holder would be taxed on the net gain derived from the sale or other disposition under the regular graduated United States federal income tax rates (in addition, a Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty);

(2)	the Non-U.S. Holder is a non-resident alien individual who holds the common stock as a capital asset is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present, in which case such Non-U.S. Holder generally will be subject to a flat 30% tax on the gain derived from the sale or other disposition of the common stock; or

(3)	People’s United Financial has been a “United States real property holding corporation” within the meaning of section 897(c) (2) of the Internal Revenue Code.

People’s United Financial believes that it has not been, is not currently, and is not likely to become in the future, a “United States real property holding corporation” within the meaning of section 897(c) (2) of the Internal Revenue Code.

Federal Estate Tax. Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States for United States federal tax purposes at the time of death (or common stock previously held by such an individual who transferred such stock subject to certain retained rights or powers) will be included in such individual’s gross estate for United States federal estate tax purpose and may be subject to U.S. federal estate tax, unless otherwise provided by an applicable estate tax treaty.

Information Reporting and Backup Withholding. In general, backup withholding will not apply to dividends on common stock paid by People’s United Financial or by People’s United Financial’s paying agent, in its capacity as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a United States person and neither People’s United Financial nor People’s United Financial’s paying agent has actual knowledge or reason to know that the holder is a United States person. If a Non-U.S. Holder fails to provide the required certification, dividends on common stock may be subject to backup withholding in certain circumstances. Nevertheless, People’s United Financial must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

In general, backup withholding and information reporting will not apply to the proceeds from the disposition of common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is not a United States person and neither the broker nor other paying agent has actual knowledge or reason to know that the holder is a United States person. lf a non-corporate Non-U.S. Holder fails to provide the required certification proceeds from the disposition of common stock may be subject to backup withholding and information reporting in certain circumstances.

The backup withholding rate is currently 28%. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s United States federal income tax liability provided the requisite procedures are followed.

Interpretation, Amendment And Termination

All interpretations of the plan of conversion by People’s Mutual Holdings’ Board of Trustees or People’s Bank’s Board of Directors will be final, subject to the authority of the Office of Thrift Supervision. The plan of conversion provides that, if deemed necessary or desirable by People’s Mutual Holdings’ Board of Trustees or People’s Bank’s Board of Directors, the plan of conversion may be substantively amended by a majority vote of the Board of Trustees or the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to submission of definitive proxy materials to depositors of People’s Bank and stockholders of People’s Bank. Amendment of the plan of conversion thereafter requires the concurrence of the Office of Thrift Supervision. The plan of conversion may be terminated by a majority vote of the Board of Trustees or the Board of Directors at any time prior to the date of the special meeting of depositors of People’s Bank and the annual meeting of stockholders of People’s Bank, and may be terminated at any time thereafter with the concurrence of the Office of Thrift Supervision. The plan of conversion shall be terminated if the conversion and offering is not completed within 24 months from the date on which the depositors of People’s Bank approve the plan of conversion, and may not be further extended by us or the Office of Thrift Supervision.

THE PEOPLE’S COMMUNITY FOUNDATION

General

In furtherance of our commitment to our local community, the plan of conversion provides that we will establish The People’s Community Foundation as a non-stock Delaware corporation in connection with the conversion and offering. The charitable foundation will be funded with our common stock and cash from the offering proceeds, as described below. By further enhancing our visibility and reputation in our local community, we believe that the charitable foundation will enhance the long-term value of our community banking franchise. The conversion and offering presents us with a unique opportunity to provide a substantial and continuing benefit to our community and to receive the associated tax benefits.

Purpose of the Charitable Foundation

Although we intend to continue to emphasize community lending and community activities following the offering, such activities are not our sole corporate purpose. The People’s Community Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available to us. We believe that The People’s Community Foundation will enable us to assist the communities within our market area in areas beyond community development and lending and will enhance our current activities under the Community Reinvestment Act.

We further believe that the funding of The People’s Community Foundation with our common stock and cash from the offering proceeds will allow our community to share in our potential growth and success long after the offering. The People’s Community Foundation will accomplish that goal by providing for continued ties between it and us, thereby forming a partnership with the communities in which we operate.

For the year ended December 31, 2005, People’s Mutual Holdings and People’s Bank together contributed approximately $1.5 million to community organizations. While it is expected that People’s Bank will engage in limited charitable activities in the future, it is also expected that The People’s Community Foundation will undertake the majority of such activities in the future. In connection with the closing of the conversion, we intend to contribute to The People’s Community Foundation 2,000,000 shares of our common stock and $20.0 million in cash from the offering proceeds. The common stock contributed to the charitable foundation is in addition to the shares being offered for sale and will not be included in determining whether the minimum number of shares of common stock has been sold in order to complete the offering. The shares issued to the charitable foundation would have a value of $40 million, based on the stock price of $20.00 per share.

Structure of the Charitable Foundation

The People’s Community Foundation will be incorporated under Delaware law as a non-stock corporation. The People’s Community Foundation’s Certificate of Incorporation will provide that The People’s Community Foundation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Certificate of Incorporation will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

We will select one of our current directors and two officers of People’s Bank to serve on the initial Board of Directors of the charitable foundation. As required by Office of Thrift Supervision regulations, we also will select one additional person to serve on the initial Board of Directors of the charitable foundation who will not be one of our officers, directors or employees and who will have experience with local charitable organizations and grant making. While there are no plans to change the size of the initial Board of Directors during the year following the completion of the conversion and offering, following the first anniversary of the conversion and offering, the charitable foundation may alter the size and composition of its Board of Directors. For five years after the conversion, one seat on the charitable foundation’s Board of Directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our or any of our affiliate’s officers, directors or employees, and one seat on the charitable foundation’s Board of Directors will be reserved for one of our directors.

The Board of Directors of The People’s Community Foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of The People’s Community Foundation will always be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of The People’s Community Foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the common stock held by the charitable foundation. However, as required by Office of Thrift Supervision regulations, all shares of common stock of People’s United Financial held by The People’s Community Foundation must be voted in the same ratio as all other shares of the common stock on all proposals considered by People’s United Financial’s stockholders.

The People’s Community Foundation’s place of business will be located at our administrative office. The Board of Directors of The People’s Community Foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Office of Thrift Supervision regulations governing transactions between us and the charitable foundation.

The People’s Community Foundation will receive working capital from the initial cash contribution of $20.0 million and:

•	any dividends that may be paid on our common stock in the future;

•	within the limits of applicable federal and state laws, loans collateralized by the common stock;

•	the proceeds of the sale of any of the common stock in the open market from time to time; or

•	other investment income.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, The People’s Community Foundation will be required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of common stock by us is that the amount of common stock that may be sold by The People’s Community Foundation in any one year shall not exceed 5% of the average market value of the assets held by The People’s Community Foundation, except where the Board of Directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a long-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

Tax Considerations

Our independent tax advisor has advised us that an organization created for the above purposes should qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code and should be classified as a private foundation. The People’s Community Foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as The People’s Community Foundation files its application for tax-exempt status within 15 months from the date of its organization, and provided the Internal Revenue Service approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization. Our independent tax advisor, however, has not rendered any advice on whether The People’s Community Foundation’s tax exempt status will be affected by the regulatory requirement that all shares of People’s United Financial common stock held by The People’s Community Foundation must be voted in the same ratio as all other outstanding shares of common stock on all proposals considered by our stockholders.

We are authorized under federal law to make charitable contributions. We believe that the offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact of the contribution of common stock to The People’s Community Foundation on the amount of common stock to be sold in the offering. See “Capitalization,” “Bank Regulatory Capital Compliance,” and “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation.” The amount of the contribution will not adversely impact our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position and does not raise safety and soundness concerns.

We will receive an opinion from our independent tax advisor that the contribution of cash and our stock to The People’s Community Foundation should not constitute an act of self-dealing and that we should be entitled to a deduction in the amount of the cash contributed and the fair market value of the stock at the time of the contribution less the nominal amount that The People’s Community Foundation is required to pay us for such stock. We are permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to The People’s Community Foundation. We estimate that substantially all of the contribution should be deductible over the six-year period. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. Furthermore, even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to The People’s Community Foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the charitable foundation.

Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize The People’s Community Foundation as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, our contribution to The People’s Community Foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. Within four and one-half months after the close of its fiscal year, The People’s Community Foundation will be required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the charitable foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Conditions Imposed on the Charitable Foundation

Office of Thrift Supervision regulations will impose the following conditions on the establishment of The People’s Community Foundation:

•	the Office of Thrift Supervision can examine the charitable foundation;

•	the charitable foundation must comply with all supervisory directives imposed by the Office of Thrift Supervision;

•	the charitable foundation must provide annually to the Office of Thrift Supervision a copy of the annual report that the charitable foundation submits to the IRS;

•	the charitable foundation must operate according to written policies adopted by its Board of Directors, including a conflict of interest policy;

•	the charitable foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the charitable foundation must vote its shares of People’s United Financial in the same ratio as all of the other shares voted on each proposal considered by People’s United Financial’s stockholders.

In addition, within six months of completing the conversion, The People’s Community Foundation must submit to the Office of Thrift Supervision a three-year operating plan.

Additionally, the establishment and funding of The People’s Community Foundation must be separately approved by at least a majority of the total number of votes eligible to be cast by depositors of

People’s Bank at the special meeting of depositors and must be separately approved by at least a majority of the outstanding shares of People’s Bank common stock held by the stockholders of People’s Bank, excluding People’s Mutual Holdings. If the establishment and funding of The People’s Community Foundation is not approved by People’s Bank stockholders and depositors, the foundation will not be established.

Consummation of the conversion and related offering of common stock is not conditioned upon depositors’ and stockholders’ approval of the charitable foundation. Failure to approve the charitable foundation may, however, materially increase our pro forma market value. See “Comparison of Valuation and Pro Forma Information With and Without Charitable Foundation.”

RESTRICTIONS ON ACQUISITION OF PEOPLE’S UNITED FINANCIAL

AND PEOPLE’S BANK

General

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire People’s United Financial or shares of People’s United Financial capital stock are described below. Also discussed are certain provisions in People’s United Financial’s Certificate of Incorporation and Bylaws which may be deemed to affect the ability of a person, firm or entity to acquire us.

People’s United Financial Certificate of Incorporation and Bylaws

People’s United Financial’s Certificate of Incorporation and Bylaws contain a number of provisions, relating to corporate governance and certain rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, such provisions will also render the removal of the Board of Directors or management more difficult.

The following description is necessarily general and qualified by reference to the Certificate of Incorporation and Bylaws. See “Where You Can Find Additional Information” as to how to obtain a copy of these documents.

Limitation on Voting Rights. The Certificate of Incorporation provides that any person who beneficially owns more than 10% of the outstanding common stock shall be allowed only one one-hundredth (1/100) of a vote with respect to each share held in excess of such 10% limit. Beneficial ownership of shares includes shares beneficially owned by such person or any of its affiliates, shares which such person or its affiliates have the right to acquire upon the exercise of conversion rights or options, and shares as to which such person and its affiliates have or share investment or voting power, but shall not include shares beneficially owned by our employee stock ownership plan or shares that are subject to a revocable proxy and that are not otherwise beneficially owned or deemed by us to be beneficially owned by such person and its affiliates. This restriction on voting may be amended only by (1) approval of a majority of the authorized directors and, if one or more “Interested Shareholders” exists, by at least a majority of “Disinterested Directors” (each as defined in the Certificate of Incorporation), or (2) the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock who are eligible to vote on such matters.

Classified Board; Power of Directors to Fill Vacancies. The Board of Directors is required by the Certificate of Incorporation to be divided into three classes which are as equal in size as is possible. One of the three classes of directors is required to be elected annually by the stockholders for a three-year term. A classified board promotes continuity and stability of management but makes it more difficult for stockholders to change a majority of the Board of Directors because it generally takes at least two annual elections of directors for this to occur. In addition, any vacancy occurring on the Board of Directors, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by the directors then in office.

Removal of Directors. The Certificate of Incorporation provides that a director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and upon the affirmative vote of at least 80% of the outstanding shares of voting stock. In the absence of these provisions, the vote of the holders of a majority of People’s United Financial’s shares could remove the entire Board of Directors, with or without cause, and replace it with persons of such holders’ choice.

Votes of Stockholders. The Certificate of Incorporation provides that there will not be cumulative voting of stockholders for the election of directors. In addition, the Certificate of Incorporation also provides that any action required or permitted to be taken by stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

Authorized but Unissued Shares of Capital Stock. Following the offering, People’s United Financial will have authorized but unissued shares of preferred stock and common stock. The board may authorize the issuance of one or more series of preferred stock without stockholder approval. See “Description of Capital Stock of People’s United Financial.” These shares could be used by the Board of Directors to make it more difficult or to discourage an attempt to obtain control of People’s United Financial through a merger, tender offer, proxy contest or otherwise.

Stockholder Vote Required to Approve Business Combinations with Interested Shareholders. The Certificate of Incorporation requires the approval of the holders of at least 80% of People’s United Financial’s outstanding shares of voting stock, together with the affirmative vote of at least 50% of the outstanding shares of voting stock not beneficially owned by an “Interested Shareholder” (defined below) to approve certain “Business Combinations” and related transactions. Under Delaware law, absent this provision, Business Combinations, which include mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of common stock and any other affected class of stock.

The vote of the holders of at least 80% of People’s United Financial’s shares is required in connection with any transaction involving an Interested Shareholder except (1) in cases where the proposed transaction has been approved in advance by a majority of those members of the Board of Directors who are unaffiliated with the Interested Shareholder and were directors prior to the time when the Interested Shareholder became an Interested Shareholder or (2) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient.

The term “Interested Shareholder” is defined to include any individual, corporation, partnership or other entity (other than People’s United Financial or its subsidiaries or any employee benefit plan maintained by People’s United Financial or its subsidiaries) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of People’s United Financial voting stock.

A “Business Combination” means:

(1)	any merger or consolidation of People’s United Financial or any of its subsidiaries with or into any Interested Shareholder or its affiliate;

(2)	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Shareholder or its affiliate of 10% or more of People’s United Financial’s assets or combined assets of People’s United Financial and its subsidiaries;

(3)	the issuance or transfer to any Interested Shareholder or its affiliate by People’s United Financial (or any subsidiary) of any of People’s United Financial’s securities other than on a pro rata basis to all stockholders;

(4)	the adoption of any plan for our liquidation or dissolution proposed by or on behalf of any Interested Shareholder or its affiliate;

(5)	any reclassification of securities, recapitalization, merger or consolidation of People’s United Financial which has the effect of increasing the proportionate share of common stock or any class of People’s United Financial’s equity or convertible securities owned directly or indirectly by an Interested Shareholder or its affiliate; and

(6)	the acquisition by People’s United Financial’s subsidiaries of any securities of an Interested Shareholder or its affiliates or associates.

Evaluation of Offers. The Certificate of Incorporation provides that the Board of Directors, when evaluating any offer from another party to

•	make a tender or exchange offer for any outstanding equity security of People’s United Financial;

•	merge or consolidate People’s United Financial with another corporation or entity; or

•	purchase or otherwise acquire all or substantially all of People’s United Financial’s properties and assets,

shall in connection with the exercise of its judgment in determining what is in the best interest of People’s United Financial and People’s United Financial’s stockholders, give due consideration, to the extent permitted by law, to all relevant factors, including, without limitation, the financial and managerial resources and future prospects of the other party, the possible effects on People’s United Financial’s business and its subsidiaries and on its employees, customers, suppliers and creditors and its subsidiaries, and the effects on the communities in which People’s United Financial and People’s United Financial’s subsidiaries’ facilities are located.

By including these standards in the Certificate of Incorporation, the Board of Directors may be in a stronger position to oppose such a transaction if it concludes that the transaction would not be in People’s United Financial’s best interests, even if the price offered is significantly greater than the then market price of People’s United Financial’s equity securities.

Amendment of Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that certain provisions of the Certificate of Incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (1) not less than two-thirds of the authorized number of directors and, if one or more Interested Shareholders exist, by not less than a majority of the “Disinterested Directors” (as defined in the Certificate of Incorporation) or (2) the holders of not less than two-thirds of the total votes eligible to be cast by the holders of all outstanding shares of People’s United Financial capital stock entitled to vote thereon and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an Interested Shareholder or a director who is an Affiliate or Associate (each as defined in the Certificate of Incorporation) of an Interested Shareholder, by the affirmative vote of the holders of not less than a majority of the total votes eligible to be cast by holders of all outstanding shares entitled to vote thereon not beneficially owned by an Interested Shareholder or an Affiliate or Associate thereof. Amendment of the provision of the Certificate of Incorporation relating to Business

Combinations must also be approved by either (i) a majority of the Disinterested Directors, or (ii) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock, voting together as a single class, together with the affirmative vote of not less than fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock not beneficially owned by any Interested Shareholder or Affiliate or Associate thereof, voting together as a single class.

Furthermore, the Certificate of Incorporation provides that provisions of the Bylaws that contain supermajority voting requirements may not be altered, amended, repealed or rescinded without a vote of the Board of Directors or holders of capital stock entitled to vote thereon that is not less than the super-majority specified in such provision. Absent these provisions, the Delaware General Corporation Law provides that a corporation’s certificate of incorporation and bylaws may be amended by the holders of a majority of the corporation’s outstanding capital stock. The Certificate of Incorporation also provides that the Board of Directors is authorized to make, alter, amend, rescind or repeal any of the Bylaws in accordance with the terms thereof, regardless of whether the Bylaw was initially adopted by the stockholders. However, this authorization neither divests the stockholders of their right, nor limits their power, to adopt, amend, rescind or repeal any Bylaw under the Delaware General Corporation Law. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through Bylaw amendments is an important element of the takeover strategy of the acquiror.

Stockholder Nominations and Proposals. The Bylaws require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at an annual stockholders’ meeting, to give approximately 90 days’ notice in advance of the anniversary of the prior year’s annual stockholders’ meeting to the Secretary. This advance notice provision requires a stockholder who desires to raise new business to provide certain information to People’s United Financial concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder who wishes to nominate any person for election as a director must provide People’s United Financial with certain information concerning the nominee and the proposing stockholder.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

The provisions described above are intended to reduce People’s United Financial’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of the Board of Directors. The provisions also will assist People’s United Financial in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. The Board of Directors believes these provisions are in the best interests of People’s United Financial and its stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of People’s United Financial and its stockholders to encourage potential acquirors to negotiate directly with management and the Board of Directors and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of People’s United Financial and that otherwise is in the best interests of all stockholders.

Delaware Corporate Law

Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporation Law, is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

In general, Section 203 provides that a “Person” who owns 15% or more of the outstanding voting stock of a Delaware corporation may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such “Person” acquired 15% of the outstanding voting stock. The term “business combination” is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

The statute exempts the following transactions from the requirements of Section 203:

(1)	any business combination if, prior to the date a person acquired 15% of the outstanding voting stock, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder acquiring 15%;

(2)	any business combination involving a person who acquired at least 85% of the outstanding voting stock in the same transaction in which 15% of the outstanding voting stock was acquired (with the number of shares outstanding calculated without regard to those shares owned by the corporation’s directors who are also officers and by certain employee stock plans);

(3)	any business combination that is approved by the board of directors and by a two-thirds vote of the outstanding voting stock not owned by the interested party; and

(4)	certain business combinations that are proposed after the receipt by the corporation of certain other acquisition proposals which are approved or not opposed by a majority of certain continuing members of the board of directors.

A corporation may exempt itself from the requirement of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by Section 203 of the Delaware General Corporation Law. At the present time, the Board of Directors does not intend to propose any such amendment.

Regulatory Restrictions

Conversion Regulations. Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the conversion, no person may, directly or indirectly, acquire or offer to acquire the beneficial ownership of more than 10% of any class of People’s United Financial’s equity securities without the prior written approval of the Office of Thrift Supervision. If any person violates this prohibition, the securities beneficially owned by such person in excess of 10% will not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Change of Control Regulations. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition.

The Office of Thrift Supervision may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

DESCRIPTION OF CAPITAL STOCK OF PEOPLE’S UNITED FINANCIAL

General

We will be authorized to issue 3.2 billion shares of common stock, par value $0.01 per share and 800 million shares of preferred stock, par value $0.01 per share. We currently expect to sell up to 172,500,000 shares of common stock (or 198,375,000 shares in the event of an increase of 15% in the estimated valuation range) in the offering. We will not issue any shares of preferred stock in the offering. Except as discussed above in “Restrictions on Acquisition of People’s United Financial and People’s Bank,” each share of People’s United Financial common stock will have the same relative rights as, and will be identical in all respects with, every other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of conversion, all such stock will be duly authorized, fully paid and non-assessable.

The shares of People’s United Financial common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency; and

•	are not guaranteed by People’s United Financial or People’s Bank.

Common Stock

Dividends. We can pay dividends out of statutory surplus or from net profits if, as and when declared by the Board of Directors. The payment of dividends is subject to limitations which are imposed by law. See “Our Policy Regarding Dividends” and “Regulation of People’s Bank and People’s United Financial.” The holders of People’s United Financial common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor. If People’s United Financial issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon the effective date of the conversion and offering, the holders of People’s United Financial common stock will possess exclusive voting rights in People’s United Financial. They will elect the Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Also, the Board of Directors is divided into three classes which are as equal in size as is possible and only one class is required to be elected annually by the stockholders. Under certain circumstances, shares in excess of 10% of People’s United Financial common stock may be considered “Excess Shares” and the holders thereof may therefore be entitled to cast only one one-hundredth of one vote (1/100) per share for each Excess Share. See “Restrictions on Acquisition of People’s United Financial and People’s Bank.” If People’s United Financial issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters, including the removal of directors, the approval of business combinations and amending the Certificate of Incorporation or Bylaws, may require an 80% or two-thirds stockholder vote. See “Restrictions on Acquisition of People’s United Financial and People’s Bank.”

Liquidation. In the event of any liquidation, dissolution or winding up of People’s Bank, we, as sole owner of People’s Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of People’s Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders (see “The Conversion and Offering—Effects of the Conversion—Effect on Liquidation Rights”), all assets of People’s Bank available for distribution. In the event of People’s United Financial’s liquidation, dissolution or winding up, the holders of People’s United Financial’s common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities, all of People’s United Financial’s assets available for distribution. If People’s United Financial issues preferred stock, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption. Holders of People’s United Financial common stock will not be entitled to preemptive rights with respect to any shares which may be issued. People’s United Financial common stock is not subject to redemption.

Preferred Stock

People’s United Financial will not issue any shares of authorized preferred stock in the offering. We may issue preferred stock with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock of People’s Bank and People’s United Financial is Mellon Investor Services LLC.

LEGAL AND TAX OPINIONS

The legality of the issuance of the common stock being offered and certain matters relating to the conversion and offering and federal taxation will be passed upon for us by Thacher Proffitt & Wood LLP, Washington, D.C. Certain matters relating to state taxation will be passed upon for us by PricewaterhouseCoopers LLP, Boston, Massachusetts. Certain legal matters will be passed upon for Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other members of the syndicate by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the publication in this document of a summary of its letter to us setting forth its opinion as to the estimated pro forma market value of our common stock after the conversion and offering and its letter with respect to the value of subscription rights and to the use of its name and statements with respect to it appearing in this document.

REGISTRATION REQUIREMENTS

People’s United Financial’s common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. People’s United Financial is subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. People’s United Financial may not deregister the common stock under the Securities Exchange Act of 1934, as amended for a period of at least three years following the conversion and offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the common stock offered through this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of the material from the Securities and Exchange Commission at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available through the Securities and Exchange Commission’s world wide web site on the internet at http://www.sec.gov.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by writing to People’s United Financial Investor Relations, Bridgeport Center, 850 Main Street, Bridgeport, CT 06604 or by calling (203) 338-7228. This information is also available on our website at www.peoples.com. Except for these specified documents, none of the other information on our website is part of this prospectus. You may examine this information without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of this material from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants, including People’s United Financial, that file electronically with the Securities and Exchange Commission. The address for this website is http://www.sec.gov.

This document contains a description of the material features of certain exhibits to the Registration Statement on Form S-1. The statements as to the contents of such exhibits, however, are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

Copies of People’s United Financial’s Certificate of Incorporation and Bylaws, as well as the Charter and Bylaws of People’s Bank, are available from us without charge. A copy of the plan of conversion is also available from us without charge and is also available for inspection at each branch office of People’s Bank. A copy of the independent appraisal report of RP Financial, including any amendments made to it, and the detailed memorandum of RP Financial setting forth the method and assumptions for such appraisal are available for inspection at our administrative offices.

We have filed an application with the Office of Thrift Supervision with respect to the conversion and offering. This prospectus omits certain information contained in that application. You may examine the application at the principal office of the Office of Thrift Supervision, 1700 G St., NW, Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center, Plaza Five, Suite 1600, Jersey City, NJ 07311.

People’s Bank and Subsidiaries

Index To Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Condition at September 30, 2006 (unaudited) and December 31, 2005 and 2004	F-4

Consolidated Statements of Income for the Nine Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2006 (unaudited) and for the Years Ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended December 31, 2005, 2004 and 2003	F-7

Notes to Consolidated Financial Statements (unaudited for September 2006 and 2005 information)	F-8

The registrant, People’s United Financial, Inc., a Delaware corporation, which was incorporated on November 2, 2006, has not yet commenced operations and has engaged in only minimal activities to date; accordingly, the financial statements of People’s United Financial, Inc. have been omitted because of their immateriality.

Certain schedules required by OTS regulations and by Regulation S-X are not included because they are not applicable or the required information has been disclosed elsewhere.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of People’s Bank:

We have audited the accompanying consolidated statements of condition of People’s Bank and subsidiaries (“People’s”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of People’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of People’s Bank and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of People’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Stamford, Connecticut

March 3, 2006, except for Note 20, which is dated October 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of People’s Bank:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that People’s Bank and subsidiaries (“People’s”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). People’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of People’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that People’s maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, People’s maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of People’s Bank and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Stamford, Connecticut

March 3, 2006

People’s Bank and Subsidiaries

Consolidated Statements of Condition

	September 30,	December 31,
(in millions)	2006	2005	2004
	(Unaudited)	(Audited)
Assets
Cash and due from banks (note 3)	$355.8	$391.6	$309.0
Short-term investments (note 3)	179.6	31.9	24.2

Total cash and cash equivalents	535.4	423.5	333.2

Securities (note 4):
Trading account securities, at fair value	29.5	27.3	11.7
Securities available for sale, at fair value	171.3	1,334.3	2,058.1
Securities held to maturity, at amortized cost (fair value of $1.1 at September 30, 2006 and $1.4 at December 31, 2005 and 2004)	1.1	1.4	1.4

Total securities	201.9	1,363.0	2,071.2

Securities purchased under agreements to resell (note 1)	-	25.0	-

Loans (note 5):
Residential mortgage	3,877.7	3,507.9	3,266.4
Commercial	2,197.4	2,029.2	1,688.9
Commercial real estate finance	1,799.3	1,778.3	1,838.1
Consumer	1,310.5	1,257.5	1,140.0

Total loans	9,184.9	8,572.9	7,933.4
Less allowance for loan losses	(74.0)	(75.0)	(72.5)

Total loans, net	9,110.9	8,497.9	7,860.9

Bank-owned life insurance (note 1)	211.2	154.6	0.8
Premises and equipment, net	134.1	140.1	140.8
Goodwill (note 1)	101.5	101.5	103.5
Other acquisition-related intangibles (note 1)	3.8	4.6	6.4
Other assets (note 6)	313.3	222.3	201.1

Total assets	$10,612.1	$10,932.5	$10,717.9

Liabilities
Deposits (note 7):
Non-interest-bearing	$2,172.4	$2,353.1	$2,227.1
Savings, interest-bearing checking and money market	3,286.1	3,767.4	4,232.7
Time	3,520.1	2,962.1	2,402.2

Total deposits	8,978.6	9,082.6	8,862.0

Borrowings (note 8):
Federal funds purchased	13.6	269.9	240.8
Federal Home Loan Bank advances	-	25.0	100.0

Total borrowings	13.6	294.9	340.8

Subordinated notes (note 9)	108.8	108.6	121.8
Other liabilities (note 21)	159.7	157.8	193.5

Total liabilities	9,260.7	9,643.9	9,518.1

Commitments and contingencies (notes 17 and 18)

Stockholders’ Equity (notes 11 and 12)
Common stock (without par value; 450.0 shares, 150.0 shares and 150.0 shares authorized; 142.1 shares, 141.6 shares and 140.8 shares issued and outstanding)	142.1	141.6	140.8
Additional paid-in capital	177.8	172.0	157.5
Retained earnings	1,038.6	998.4	913.7
Accumulated other comprehensive loss (note 14)	(7.1)	(23.4)	(12.2)

Total stockholders’ equity	1,351.4	1,288.6	1,199.8

Total liabilities and stockholders’ equity	$10,612.1	$10,932.5	$10,717.9

See accompanying notes to consolidated financial statements.

People’s Bank and Subsidiaries

Consolidated Statements of Income

	Nine months ended September 30,		Years ended December 31,
(in millions, except per share data)	2006	2005	2005	2004	2003
	(Unaudited)			(Audited)
Interest and dividend income:
Residential mortgage	$135.2	$114.0	$154.7	$137.7	$141.7
Commercial real estate finance	92.5	86.4	116.2	104.9	103.0
Commercial	107.3	77.7	108.7	73.3	66.3
Consumer	64.8	46.9	65.8	46.7	55.1

Total interest on loans	399.8	325.0	445.4	362.6	366.1
Securities (note 4)	27.8	47.4	60.0	72.4	84.3
Short-term investments	3.1	1.0	1.5	2.2	3.8
Securities purchased under agreements to resell	0.8	0.7	1.0	-	-

Total interest and dividend income	431.5	374.1	507.9	437.2	454.2

Interest expense:
Deposits	128.0	82.7	117.5	86.7	102.5
Borrowings (note 8)	9.8	6.6	9.4	13.6	69.0
Subordinated notes	7.4	8.4	11.3	13.4	22.8
Interest allocated to discontinued operations (note 21)	-	-	-	(3.6)	(21.7)

Total interest expense	145.2	97.7	138.2	110.1	172.6

Net interest income	286.3	276.4	369.7	327.1	281.6
Provision for loan losses (note 5)	2.0	3.3	8.6	13.3	16.7

Net interest income after provision for loan losses	284.3	273.1	361.1	313.8	264.9

Non-interest income:
Fee-based revenues:
Service charges on deposit accounts	58.4	52.6	72.4	69.2	68.7
Insurance revenue	20.2	20.4	28.0	27.9	26.2
Brokerage commissions	9.2	9.1	11.7	12.6	13.2
Other fees	25.7	29.6	39.4	33.2	34.9

Total fee-based revenues	113.5	111.7	151.5	142.9	143.0
Net security losses (note 4)	(27.2)	(0.1)	(0.1)	(4.7)	(0.6)
Net gains on sales of residential mortgage loans (note 5)	1.5	3.1	4.0	3.7	14.8
Gain on sale of branches (note 2)	-	-	8.1	-	-
Bank-owned life insurance (note 1)	6.3	1.7	3.3	-	-
Other non-interest income	8.0	4.7	6.5	9.8	9.1

Total non-interest income	102.1	121.1	173.3	151.7	166.3

Non-interest expense:
Compensation and benefits (notes 15 and 16)	153.5	145.8	195.5	194.3	187.2
Occupancy and equipment	46.8	46.0	62.4	69.3	74.8
Liability restructuring costs (notes 8, 9 and 17)	-	-	2.7	133.4	1.2
Goodwill impairment charge (note 1)	-	2.0	2.0	-	-
Other non-interest expense	61.0	60.0	81.8	82.7	82.8

Total non-interest expense	261.3	253.8	344.4	479.7	346.0
Income (loss) from continuing operations before income tax expense (benefit)	125.1	140.4	190.0	(14.2)	85.2
Income tax expense (benefit) (note 10)	42.1	48.8	64.1	(8.6)	22.5

Income (loss) from continuing operations	83.0	91.6	125.9	(5.6)	62.7

Discontinued operations (note 21):
Income from discontinued operations, net of tax	1.7	4.1	5.0	6.8	1.1
Gain on sale of discontinued operations, net of tax	-	6.2	6.2	198.5	-

Income from discontinued operations	1.7	10.3	11.2	205.3	1.1

Net income	$84.7	$101.9	$137.1	$199.7	$63.8

Earnings per common share (note 13)
Basic:
Income (loss) from continuing operations	$0.59	$0.65	$0.89	$(0.04)	$0.45
Income from discontinued operations	0.01	0.08	0.08	1.47	0.01
Net income	0.60	0.73	0.97	1.43	0.46
Diluted:
Income (loss) from continuing operations	$0.58	$0.65	$0.89	$(0.04)	$0.45
Income from discontinued operations	0.01	0.07	0.08	1.46	0.01
Net income	0.59	0.72	0.97	1.42	0.46

See accompanying notes to consolidated financial statements.

People’s Bank and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Audited) (in millions, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance at December 31, 2002	$138.9	$129.7	$736.6	$(65.6)	$939.6
Net income	-	-	63.8	-	63.8
Other comprehensive income, net of tax (note 14)	-	-	-	30.6	30.6

Total comprehensive income					94.4
Cash dividends on common stock ($0.68 per share)	-	-	(40.6)	-	(40.6)
Stock options and related tax benefits	0.6	8.0	-	-	8.6

Balance at December 31, 2003	139.5	137.7	759.8	(35.0)	1,002.0
Net income	-	-	199.7	-	199.7
Other comprehensive income, net of tax (note 14)	-	-	-	22.8	22.8

Total comprehensive income					222.5
Cash dividends on common stock ($0.75 per share)	-	-	(45.8)	-	(45.8)
Stock options and related tax benefits	1.3	19.8	-	-	21.1

Balance at December 31, 2004	140.8	157.5	913.7	(12.2)	1,199.8
Net income	-	-	137.1	-	137.1
Other comprehensive loss, net of tax (note 14)	-	-	-	(11.2)	(11.2)

Total comprehensive income					125.9
Cash dividends on common stock ($0.85 per share)	-	-	(52.4)	-	(52.4)
Stock options and related tax benefits	0.8	14.5	-	-	15.3

Balance at December 31, 2005	$141.6	$172.0	$998.4	$(23.4)	$1,288.6

For the nine months ended September 30, 2006 (Unaudited)
Balance at December 31, 2005	$141.6	$172.0	$998.4	$(23.4)	$1,288.6
Net income	-	-	84.7	-	84.7
Other comprehensive income, net of tax (note 14)	-	-	-	16.3	16.3

Total comprehensive income					101.0
Cash dividends on common stock ($0.72 per share)	-	-	(44.5)	-	(44.5)
Stock options and related tax benefits	0.5	5.8	-	-	6.3

Balance at September 30, 2006	$142.1	$177.8	$1,038.6	$(7.1)	$1,351.4

See accompanying notes to consolidated financial statements.

People’s Bank and Subsidiaries

Consolidated Statements of Cash Flows

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
	(Unaudited)			(Audited)
Cash Flows from Operating Activities:
Net income	$84.7	$101.9	$137.1	$199.7	$63.8
Income from discontinued operations, net of tax	1.7	10.3	11.2	205.3	1.1

Income (loss) from continuing operations	83.0	91.6	125.9	(5.6)	62.7
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Provision for loan losses	2.0	3.3	8.6	13.3	16.7
Depreciation and amortization of premises and equipment	14.5	14.8	19.7	22.9	29.5
Amortization of leased equipment	2.3	1.0	1.3	0.7	0.3
Goodwill impairment charge	-	2.0	2.0	-	-
Amortization of other acquisition-related intangibles	0.8	1.5	1.8	3.4	3.5
Deferred income tax expense (benefit)	28.7	2.5	2.7	4.3	(8.6)
Net security losses	27.2	0.1	0.1	4.7	0.6
Net gains on sales of residential mortgage loans	(1.5)	(3.1)	(4.0)	(3.7)	(14.8)
Originations of loans held-for-sale	(138.4)	(235.4)	(316.8)	(299.4)	(1,050.2)
Proceeds from sales of loans held-for-sale	140.4	243.4	326.2	308.4	1,057.5
Gain on sale of branches	-	-	(8.1)	-	-
Net (increase) decrease in trading account securities	(2.2)	(22.3)	(15.6)	6.4	(18.1)
Pension plan contribution	(91.5)	(10.0)	(10.0)	(10.0)	(9.5)
Net changes in other assets and liabilities	(21.9)	(25.4)	(30.8)	375.5	(63.0)

Net cash provided by operating activities of continuing operations	43.4	64.0	103.0	420.9	6.6

Cash Flows from Investing Activities:
Purchases of securities purchased under agreements to resell	-	(25.0)	(25.0)	-	-
Proceeds from sale of securities purchased under agreements to resell	24.7	-	-	-	-
Proceeds from sales of securities available for sale	1,234.2	394.7	394.7	1,163.1	1,459.5
Proceeds from principal repayments of securities available for sale	223.9	404.6	531.1	487.8	1,699.6
Proceeds from principal repayments of securities held to maturity	0.3	-	-	-	-
Purchases of securities available for sale	(293.3)	(216.9)	(216.9)	(1,273.9)	(2,342.5)
Proceeds from sales of loans	-	3.1	3.8	18.1	26.9
Disbursements for loan originations, net of principal collections	(451.7)	(466.5)	(663.7)	(874.3)	(477.0)
Purchase of loans	(170.8)	-	-	-	-
Net cash paid in branch sale	-	-	(51.0)	-	-
Purchase of bank-owned life insurance	(50.0)	(150.0)	(150.0)	-	-
Purchases of premises and equipment	(8.5)	(15.7)	(20.6)	(16.4)	(11.3)
Purchases of leased equipment	(15.6)	-	(1.5)	(5.7)	(1.2)

Net cash provided by (used in) investing activities	493.2	(71.7)	(199.1)	(501.3)	354.0

Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(104.0)	224.0	281.3	148.0	287.9
Net decrease in borrowings with terms of three months or less	(281.3)	(70.1)	(45.9)	(266.1)	(734.8)
Repayments of borrowings with terms greater than three months	-	-	-	(909.3)	(186.3)
Repurchases of subordinated notes	-	-	(13.5)	(132.4)	-
Cash dividends paid on common stock	(44.5)	(38.9)	(52.4)	(45.8)	(40.6)
Proceeds from issuance of common stock	3.4	13.4	15.3	19.2	6.0

Net cash (used in) provided by financing activities	(426.4)	128.4	184.8	(1,186.4)	(667.8)

Cash Flows from Discontinued Operations: (revised - see note 1)
Operating activities	1.7	0.7	1.6	(100.1)	1.1
Investing activities	-	-	-	1,285.2	-

Net cash provided by discontinued operations	1.7	0.7	1.6	1,185.1	1.1

Net increase (decrease) in cash and cash equivalents	111.9	121.4	90.3	(81.7)	(306.1)
Cash and cash equivalents at beginning of year	423.5	333.2	333.2	414.9	721.0

Cash and cash equivalents at end of year	$535.4	$454.6	$423.5	$333.2	$414.9

Supplemental Information:
Interest payments	$145.9	$98.0	$137.6	$121.3	$195.4
Income tax payments	42.5	51.1	87.1	99.7	27.5
Real estate properties acquired by foreclosure	0.4	0.1	0.6	1.8	0.3

See	accompanying notes to consolidated financial statements.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 1 – Summary of Significant Accounting Policies

People’s Bank (“People’s”) is a federally-chartered stock savings bank offering a full range of financial services to individual, corporate and municipal customers. People’s provides traditional banking services of accepting deposits and originating loans, as well as specialized financial services through its subsidiaries, including: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc. (“PSI”); equipment financing through People’s Capital and Leasing Corp. (“PCLC”); and other insurance services through R.C. Knox and Company, Inc. (“RC Knox”).

People’s converted to a federally-chartered stock savings bank from a Connecticut-chartered stock savings bank effective August 18, 2006. The Office of Thrift Supervision (“OTS”) is People’s regulator under the federal charter (previously the Federal Deposit Insurance Corporation). Simultaneously with People’s conversion, People’s Mutual Holdings (“Holdings”) converted to a federally-chartered mutual holding company from a Connecticut-chartered mutual holding company.

On September 20, 2006, People’s and Holdings announced their plan to convert from a mutual holding company structure to a fully-public stock holding company structure. The Boards of Holdings and People’s have adopted a Plan of Conversion and Reorganization (the “Plan”). The transactions contemplated by the Plan are subject to approval by People’s shareholders (other than Holdings), depositors and the OTS. Special meetings of People’s shareholders and its depositors will be held to approve the Plan, likely in the first quarter of 2007.

People’s overall financial results are particularly dependent on economic conditions in the state of Connecticut, which is its primary market, although economic conditions elsewhere in the United States affect its equipment financing and national lending businesses. Deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”).

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of People’s and its subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including the

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

classification of revenues and expenses to discontinued operations. Actual results could differ from management’s current estimates, as a result of changing conditions and future events. Several estimates are particularly critical and are susceptible to significant near-term change, including the allowance for loan losses, the valuation of derivative financial instruments, and asset impairment judgments including other-than-temporary declines in the value of securities and the recoverability of goodwill and other intangible assets. These significant accounting policies and critical estimates, which are included in the discussion below, are reviewed with the Audit Committee of the Board of Directors.

In the opinion of management, the unaudited consolidated financial statements related to September 30, 2006 and 2005 have been prepared to reflect all normal recurring accruals necessary to present fairly the financial position and results of operations as of those dates and for the periods shown. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year or any other interim period.

For purposes of the Consolidated Statements of Cash Flows, cash equivalents include highly liquid instruments with an original maturity of three months or less, including commercial paper and money market mutual funds. These instruments are reported as short-term investments in the Consolidated Statements of Condition at amortized cost, which approximates fair value. In 2005, the cash flows attributable to the operating and investing activities provided by discontinued operations have been disclosed separately in the Consolidated Statements of Cash Flows.

In 2005, People’s completed a three-for-two stock split, which resulted in the issuance of approximately 47.1 million additional common shares. Upon completing the stock split, $47.1 million was reclassified to the common stock account from the additional paid-in capital account. These accounts and all share and per share data for all prior years have been restated to give retroactive effect to the stock split. In 2006, People’s shareholders approved an increase in the number of authorized shares of common stock to 450 million from 150 million.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These include the reclassification of equipment leased to commercial customers, with a net book value of $9.3 million and $7.7 million at December 31, 2005 and 2004, respectively, from premises and equipment to other assets in the Consolidated Statements of Condition. For the nine months ended September 30, 2005 and the years ended

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

December 31, 2005, 2004, and 2003, revenue of $1.1 million, $1.5 million, $0.9 million and $0.3 million, respectively, and amortization expense of $1.0 million, $1.3 million, $0.7 million and $0.3 million, respectively, previously included in occupancy and equipment in the Consolidated Statements of Income, were reclassified to other non-interest income and other non-interest expense, respectively. The cash flows attributable to the operating and investing activities related to this equipment have been disclosed separately for all periods presented in the Consolidated Statements of Cash Flows. The reclassifications were not material to People’s Consolidated Financial Statements.

Beginning with its Consolidated Statement of Cash Flows for the nine months ended September 30, 2006, People’s classifies cash flows attributable to residential mortgage loans originated with the intent to sell as operating activities. The cash flows from the origination and sale of such loans had previously been classified as investing activities; however, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 102, “Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale,” these cash flows should be classified as operating activities. All prior periods presented have been reclassified to conform to the current period presentation. The reclassification had the effect of increasing subtotals of cash flows from operating activities of continuing operations by $8.0 million, $9.4 million, $9.0 million and $7.3 million for the nine months ended September 30, 2005 and for the years ended December 31, 2005, 2004 and 2003, respectively, and decreasing cash flows from investing activities by corresponding amounts. The reclassifications were not material to People’s Consolidated Financial Statements.

Securities

Marketable equity and debt securities (other than those reported as short-term investments) are classified as either trading account securities, held to maturity securities (applicable only to debt securities) or available for sale securities. Management determines the classification of a security at the time of its purchase.

Securities purchased for sale in the near term are classified as trading account securities and reported at fair value. Unrealized gains and losses are reported in non-interest income.

Debt securities for which People’s has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. All other securities are classified as available for sale and reported at fair value. Unrealized gains and losses on securities available for sale are reported on an after-tax basis

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

in stockholders’ equity as accumulated other comprehensive income or loss. Premiums are amortized and discounts are accreted to interest income for debt securities, using the interest method over the remaining period to contractual maturity, adjusted for the effect of actual prepayments in the case of mortgage-backed securities, collateralized mortgage obligations (“CMOs”) and other asset-backed securities. Federal Home Loan Bank (“FHLB”) stock is a non-marketable equity security reported at cost.

Security transactions are generally recorded on the trade date. Realized gains and losses are determined using the specific identification method and reported in non-interest income. Security transactions recorded on the settlement date were limited to purchases of certain mortgage-backed securities during 2004 that had settlement dates occurring up to 30 days after the trade date. These purchases had trade and settlement dates occurring within the same quarter, and interest income began to accrue when the respective security settled. As such, there was no impact on People’s interim or annual financial statements.

Management conducts a periodic review and evaluation of the securities portfolio to determine if the decline in fair value of any security appears to be other than temporary. If the decline is deemed to be other than temporary, the security is written down to a new cost basis and the resulting loss is reported in non-interest income. The factors considered by management in its periodic review include, but are not limited to: the length of time and extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; the ratings of the security; whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions; and People’s intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value.

Securities Resale Agreements

In securities resale agreements, a counterparty transfers securities to People’s under an agreement to resell the same or substantially the same securities at a fixed price in the future. These agreements are accounted for as a secured loan agreement transaction since the counterparty maintains effective control over the transferred securities and the transfer meets the other criteria for such accounting. The transferred securities are pledged by the counterparty as collateral and People’s does not have the right by contract to sell or repledge that collateral. The market value of the pledged collateral approximates the recorded amount of the secured loan. Decreases in the market value of the transferred securities below an established threshold will necessitate the counterparty providing additional collateral.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Loans and Allowance for Loan Losses

Loans held for sale are reported at the lower of cost or estimated fair value in the aggregate, considering the effect of forward sales commitments, with any adjustment for net unrealized losses reported in non-interest income. All other loans are reported at amortized cost less the allowance for loan losses. Management identifies and designates as loans held for sale all newly originated fixed rate residential mortgage loans that meet certain secondary market requirements as these loans are originated with the intention to sell. From time to time, management identifies and designates certain adjustable rate residential mortgage loans held in the loan portfolio for sale, and, accordingly, these loans are transferred to loans held for sale.

The allowance for loan losses is established through provisions for loan losses charged to income. Losses on loans, including impaired loans, are charged to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized.

Management maintains the allowance for loan losses at a level that is believed to be adequate to absorb probable losses inherent in the existing loan portfolio, based on a quarterly evaluation of a variety of factors. These factors include, but are not limited to: People’s historical loan loss experience and recent trends in that experience; risk ratings assigned by lending personnel to commercial real estate finance, commercial and PCLC loans, and the results of ongoing reviews of those ratings by People’s independent loan review function; an evaluation of non-performing loans and related collateral values; the probability of loss in view of geographic and industry concentrations and other portfolio risk characteristics; the present financial condition of borrowers; and current economic conditions. While management seeks to use the best available information to make these evaluations, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions, results of regulatory examinations, further information obtained regarding known problem loans, the identification of additional problem loans and other factors.

The allowance for loan losses consists of amounts determined in accordance with SFAS No. 5, “Accounting for Contingencies,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” In applying SFAS No. 5, management considers the factors listed in the preceding paragraph in order to estimate a loss allowance for (i) each

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

homogeneous pool of smaller balance loans (residential mortgage and consumer loans) that are evaluated on a collective basis, and (ii) commercial real estate finance and commercial loans that are not considered impaired under SFAS No. 114. A loan is considered impaired when, based on current information and events, it is probable that People’s will be unable to collect all principal and interest due according to the contractual terms of the loan. People’s applies SFAS No. 114 to loans that are individually evaluated for collectibility in accordance with its normal loan review procedures. Under SFAS No. 114, impaired loans are reported based on one of three measures: the present value of expected future cash flows discounted at the loan’s effective interest rate; the loan’s observable market price; or the fair value of the collateral if the loan is collateral dependent. If the measure is less than an impaired loan’s recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

Interest and Fees on Loans

Interest on loans is accrued to income monthly based on outstanding principal balances. A loan is classified as non-accrual generally when it becomes 90 days past due as to interest or principal payments. All previously accrued but unpaid interest on non-accrual loans is reversed from interest income in the current period. Interest payments received on non-accrual loans (including impaired loans) are generally recognized as income, although such interest payments may be applied as a reduction of principal if future collections are doubtful. A loan remains on non-accrual status until the factors that indicated doubtful collectibility no longer exist or until a loan is determined to be uncollectible and is charged off against the allowance for loan losses.

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income as an adjustment of yield. Depending on the loan portfolio, deferred amounts are amortized using either the actual life or the estimated average of the loan.

Fee-Based Revenues

Service charges on deposit accounts are recorded when earned. Insurance revenues represent commissions earned solely from performing broker- and agency-related services. Insurance commission revenues related to agency-billed policies are recognized at the later of the policy billing date or the policy effective date. Insurance commission revenues on premiums directly billed by insurance carriers are recognized as revenue during the period commissions are paid by the insurance carrier. Brokerage commissions are recognized on a trade-date basis. Investment management fees are accrued when earned based on total assets under management.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization, except for land, which is reported at cost. Buildings, data processing and other equipment, computer software, furniture, and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or estimated useful life of the improvements. Capitalized software development costs are amortized on a straight-line basis over the estimated useful life of the software.

Bank-Owned Life Insurance

Bank-owned life insurance (“BOLI”) represents the cash surrender value of life insurance policies purchased on certain management-level employees. People’s invested $150 million in a BOLI program in 2005 and made an additional $50 million investment in 2006. Increases in the cash surrender value of these policies are included in non-interest income in the Consolidated Statements of Income, while insurance proceeds received will be recorded as a reduction in the cash surrender value.

Goodwill and Other Acquisition-Related Intangibles

SFAS No. 141, “Business Combinations,” requires, among other things, use of the purchase method to account for all business combinations and specifies criteria that acquired intangible assets must meet in order to be recognized and reported separately from goodwill. The assets and liabilities of an acquired company are recorded at fair value at the date of acquisition. Intangible assets are recognized in an amount equal to the excess of the acquisition cost over the fair value of the net assets acquired. “Other acquisition-related intangibles” are separately identified, where appropriate, for the estimated value of acquired customer relationships and are amortized on a straight-line basis over the estimated remaining average life of those relationships (ranging from 7 to 12 years from the respective acquisition dates). The remaining intangible asset is classified as goodwill.

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill be reviewed for impairment at least annually, with impairment losses charged to expense when they occur. Acquisition-related intangible assets other than goodwill are amortized to expense over their estimated useful lives and are periodically reviewed by management to assess recoverability. Impairment losses are recognized as a charge to expense if carrying amounts exceed fair values.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

SFAS No. 142 requires that goodwill be tested for impairment at least annually using a two-step approach that involves the identification of “reporting units” and the estimation of fair values. Goodwill shall also be tested for impairment when events occur that would more likely than not reduce the implied fair value of goodwill below its carrying value. An impairment loss is recognized as a charge to expense for any excess of the goodwill carrying amount over implied fair value.

At December 31, 2004 the annual goodwill impairment analysis for Olson Mobeck Investment Advisors, Inc. (“OMIA”) was prepared on the premise that OMIA would continue to operate on a stand-alone basis. People’s estimated the fair value using a discounted cash flow analysis of OMIA, which indicated that the reporting unit was not considered impaired at December 31, 2004.

During 2005, management decided to undertake a project to explore available strategic options for OMIA, including sale or integration within People’s other wealth management businesses. Given the market conditions during the second quarter of 2005, a sale of OMIA was not pursued and the decision was made to integrate OMIA within People’s other wealth management businesses within the Consumer Financial Services segment.

As a result of the process of exploring strategic options, there were certain external indications that the fair value of OMIA may have declined below the carrying value. This change in circumstances required the preparation of a new impairment analysis.

Based on the decision to integrate OMIA with People’s other wealth management businesses, management performed a new impairment analysis. This analysis included lower estimates of projected income caused by higher customer attrition expected to occur in response to a necessary change in custodians resulting from the contemplated integration, which had a negative impact on the estimated fair value of OMIA.

Since OMIA’s estimated fair value was less than its carrying amount including goodwill, a second-step analysis was required in order to calculate the new implied fair value of the goodwill assigned to OMIA. As a result of this analysis, the implied fair value of this goodwill was determined to be lower than its carrying amount and, as a result, a goodwill impairment charge of $2.0 million was recorded in 2005, which is recorded in non-interest expense in the Consolidated Statements of Income. The remaining goodwill assigned to OMIA totaled $4.5 million at December 31, 2005.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

As required, management completed its annual evaluation of goodwill for impairment as of December 31, 2005 using the two-step approach. It was determined that the fair value of People’s reporting units exceeded their respective carrying amounts and, therefore, no additional impairment loss was recognized in 2005.

People’s goodwill totaled $101.5 million at both September 30, 2006 and December 31, 2005 and $103.5 million at December 31 2004. At September 30, 2006, goodwill was allocated to the Consumer Financial Services and Commercial Banking segments in the amounts of $96.8 million and $4.7 million, respectively.

People’s other acquisition-related intangible assets totaled $3.8 million, $4.6 million and $6.4 million; gross carrying amounts totaled $28.1 million , $28.1 million and $28.1 million; and accumulated amortization totaled $24.3 million, $23.5 million and $21.7 million, at September 30, 2006, December 31, 2005 and December 31, 2004, respectively. Certain other acquisition-related intangible assets with original gross carrying amounts totaling $13.1 million were fully amortized by September 30, 2006. Other acquisition-related intangible assets have an original weighted-average amortization period of 11 years. Amortization expense of other acquisition-related intangible assets totaled $0.8 million for the nine months ended September 30, 2006 and $1.8 million, $3.4 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. The estimated aggregate amortization expense for the full-year of 2006 and each of the next four years for other acquisition-related intangible assets is as follows: $1.1 million in 2006 and 2007, $1.0 million in 2008 and 2009; and $0.4 million in 2010.

Real Estate Owned

Real estate owned (“REO”) properties acquired through foreclosure or deed-in-lieu of foreclosure are recorded initially at the lower of cost or estimated fair value less costs to sell. Any write-down of the recorded investment in the related loan is charged to the allowance for loan losses upon transfer to REO. Thereafter, an allowance for REO losses is established for any further declines in the property’s value. This allowance is increased by provisions charged to income and decreased by charge-offs for realized losses. Management’s periodic evaluation of the adequacy of the allowance is based on an analysis of individual properties, as well as a general assessment of current real estate market conditions.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Securities Repurchase Agreements

In securities repurchase agreements, People’s transfers securities to a counterparty under an agreement to repurchase the same or substantially the same securities at a fixed price in the future. These agreements are accounted for as secured financing transactions since People’s maintains effective control over the transferred securities and the transfer meets the other criteria for such accounting. The transferred securities are pledged by People’s as collateral and the counterparty has the right by contract to sell or repledge that collateral.

Income Taxes

Deferred taxes are recognized for the estimated future tax effects attributable to “temporary differences” and tax loss carryforwards. Temporary differences are differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions and for all tax loss carryforwards, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management’s judgment about the realizability of the deferred tax asset.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to future taxable income. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income tax expense in the period that includes the enactment date of the change. Tax benefits attributable to deductions arising from the exercise of non-statutory stock options are credited to additional paid-in capital.

Earnings Per Common Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into additional common shares that would then share in the earnings of the entity. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding for the year, plus an incremental number of common-equivalent shares computed using the treasury stock method.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Derivative Instruments and Hedging Activities

People’s uses derivatives for market risk management purposes (principally interest rate risk) and not for trading or speculation purposes.

All derivatives are recognized as either assets or liabilities and are measured at fair value. Favorable changes in fair values result in unrealized gains that are recognized as assets, while unfavorable changes result in unrealized losses that are recognized as liabilities. People’s hedge accounting methods vary depending on whether the derivative instrument is classified as a fair value hedge or a cash flow hedge. Hedge accounting is permitted only if specific criteria are met, including a requirement that a highly effective relationship exist between the derivative instrument and the hedged item, both at inception of the hedge and on an ongoing basis. Results of effective hedges are recognized in current earnings for fair value hedges. Changes in the fair value of effective cash flow hedges are recognized in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Ineffective portions of hedge results are recognized in current earnings.

People’s formally documents all relationships between the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities, or to specific firm commitments or forecasted transactions. People’s also formally assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. If it is determined that a derivative is not highly effective or has ceased to be a highly effective hedge, People’s would discontinue hedge accounting prospectively. In the event of a prepayment of a hedged commercial real estate finance loan, the interest rate swap hedging such loan will be terminated. Gains or losses associated with the termination of the derivative and any basis adjustment to the commercial real estate finance loan will be recorded currently in earnings.

People’s uses the dollar offset method, regression analysis and scenario analysis to assess hedge effectiveness at the inception and on an ongoing basis. Such methods are chosen based on the nature of the hedge strategy and are used consistently throughout the life of the hedging relationship.

Interest rate-lock commitments extended to borrowers relate to the origination of residential mortgage loans. To mitigate the interest rate risk inherent in these commitments, People’s enters into mandatory delivery and best

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

efforts contracts to sell fixed-rate residential mortgage loans. Forward commitments to sell and interest rate-lock commitments on residential mortgage loans are considered derivatives and their respective estimated fair values are adjusted based on changes in interest rates and exclude the value of mortgage servicing rights.

Stock-Based Compensation

People’s adopted SFAS No. 123-R, “Share-Based Payment,” effective January 1, 2006, which replaced SFAS No. 123 “Accounting for Stock-Based Compensation” and superseded Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Among other things, SFAS No. 123-R requires that costs resulting from all share-based payment transactions with employees be recognized in the financial statements. As described in Note 16, in December 2005, People’s accelerated the vesting of all outstanding unvested stock options awarded to employees.

Prior to adopting SFAS No. 123-R, People’s accounted for stock options in accordance with APB Opinion No. 25. Accordingly, People’s did not recognize compensation expense for fixed stock options granted with an option exercise price equal to the fair value of the underlying stock at the grant date. The fair value of restricted stock awards, measured at the grant date and based on quoted market prices, was recorded as a component of stockholders’ equity and amortized to compensation expense on a straight-line basis over the vesting period.

SFAS No. 123 encouraged the recognition of the fair value of all stock-based awards on the date of grant as expense over the vesting period. However, as permitted by SFAS No. 123, People’s continued to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and disclosed certain pro-forma amounts as if the fair value approach of SFAS No. 123 had been applied.

SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123,” provided alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this standard amended the disclosure requirements of SFAS No. 123 by requiring prominent pro-forma disclosures in both annual and interim financial statements, which are included in the following table. See Note 16 for a further discussion of SFAS No. 123.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following table illustrates the effect on net income and earnings per common share if People’s had applied the fair value recognition provisions of SFAS No. 123:

	Nine months ended September 30,	Years ended December 31,
(in millions, except per share data)	2005	2005	2004	2003
Net income, as reported	$101.9	$137.1	$199.7	$63.8
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	1.1	1.4	1.4	2.1
Less: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(1.4)	(1.9)	(2.1)	(2.6)

Pro forma net income	$101.6	$136.6	$199.0	$63.3

Basic EPS:
As reported	$0.73	$0.97	$1.43	$0.46
Pro forma	0.72	0.97	1.42	0.45
Diluted EPS:
As reported	$0.72	$0.97	$1.42	$0.46
Pro forma	0.72	0.96	1.41	0.45

Compensation expense for stock price appreciation units is recognized over the vesting period. The accrued liability is based on the excess, if any, of (i) the current fair value of People’s common stock (subject to a “cap price” as described in Note 16) over (ii) the base price of the units that equals the fair value of the stock at the original grant date. Changes in the accrued liability attributable to fluctuations in the fair value of People’s common stock are recognized as a charge or credit to compensation expense. There were no stock price appreciation units outstanding at December 31, 2005.

Accounting Standards

FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (the “FSP”), was issued on November 3, 2005. The FSP addresses the determination of when an investment is considered impaired; whether the impairment is other than temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaced the

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

impairment guidance in EITF 03-1 and was effective for reporting periods beginning after December 15, 2005. The application of this FSP did not have a material effect on People’s Consolidated Financial Statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. People’s is currently evaluating FIN 48 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which establishes a definition and measurement date for fair value and expands the disclosures regarding fair-value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. People’s is currently evaluating SFAS No. 157 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Among other things, SFAS No. 158 will require an employer to recognize the funded status of its pension and other postretirement benefit plans in the statement of financial position effective for fiscal years ending after December 15, 2006. SFAS No. 158 will also require the measurement of plan assets and benefit obligations as of the date of the employer’s fiscal year-end (eliminating the use of earlier measurement dates currently permissible), effective for fiscal years ending after December 15, 2008. People’s is currently evaluating SFAS No. 158 to determine if it will have a material effect on its Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) Topic 1N, “Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), in order to address diversity in practice in quantifying financial statement misstatements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. SAB No. 108 requires that errors be quantified under both the rollover and iron curtain approaches. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

quantitative and qualitative factors. SAB No. 108 is effective for annual financial statements for the first fiscal year ending after November 15, 2006. People’s Bank is currently evaluating SAB No. 108 to determine if it will have a material impact on its Consolidated Financial Statements.

NOTE 2 – Sale of Branches

In the fourth quarter of 2005, People’s sold three of its branch offices located in eastern Connecticut. Included in the sale were approximately $61 million in total deposits, $0.1 million of fixed assets and leasehold improvements, and certain other miscellaneous assets and liabilities. People’s recorded a gain on sale of $8.1 million, which is included in non-interest income in the Consolidated Statements of Income.

NOTE 3 – Cash and Short-Term Investments

Reserves in the form of deposits with the Federal Reserve Bank and vault cash totaling $112.7 million, $116.4 million and $119.5 million were maintained to satisfy federal regulatory requirements at September 30, 2006, December 31, 2005 and 2004, respectively. These amounts are included in cash and due from banks in the Consolidated Statements of Condition.

Short-term investments include the following cash equivalents:

	September 30,	December 31,
(in millions)	2006	2005	2004
Federal funds sold	$148.4	$—	$—
Money market mutual funds	25.7	24.3	19.2
Commercial paper	5.5	7.6	5.0

Total short-term investments	$179.6	$31.9	$24.2

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 4 – Securities

The amortized cost, gross unrealized gains and losses, and fair value of People’s securities are as follows:

September 30, 2006 (in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading account securities	$29.5	$—	$—	$29.5

Securities available for sale:
Debt securities:
U.S. Treasury and agency	145.4	—	—	145.4

Total debt securities	145.4	—	—	145.4

Equity securities:
FHLB stock	25.2	—	—	25.2
Other securities	0.5	0.2	—	0.7

Total equity securities	25.7	0.2	—	25.9

Total securities available for sale	171.1	0.2	—	171.3

Securities held to maturity:
Corporate and other	1.1	—	—	1.1

Total securities held to maturity	1.1	—	—	1.1

Total securities	$201.7	$0.2	$—	$201.9

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

December 31, 2005 (in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading account securities	$27.3	$—	$—	$27.3

Securities available for sale:
Debt securities:
Mortgage-backed securities and CMOs	1,036.7	0.1	(21.9)	1,014.9
U.S. Treasury and agency	295.0	—	(7.3)	287.7

Total debt securities	1,331.7	0.1	(29.2)	1,302.6

Equity securities:
FHLB stock	30.6	—	—	30.6
Other securities	0.9	0.2	—	1.1

Total equity securities	31.5	0.2	—	31.7

Total securities available for sale	1,363.2	0.3	(29.2)	1,334.3

Securities held to maturity:
Corporate and other	1.3	—	—	1.3
Mortgage-backed securities	0.1	—	—	0.1

Total securities held to maturity	1.4	—	—	1.4

Total securities	$1,391.9	$0.3	$(29.2)	$1,363.0

December 31, 2004 (in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading account securities	$11.7	$—	$—	$11.7

Securities available for sale:
Debt securities:
Mortgage-backed securities and CMOs	1,525.0	1.0	(12.0)	1,514.0
U.S. Treasury and agency	488.8	0.1	(3.8)	485.1
Corporate and other	26.2	0.5	—	26.7
State and municipal	0.7	—	—	0.7

Total debt securities	2,040.7	1.6	(15.8)	2,026.5

Equity securities:
FHLB stock	30.6	—	—	30.6
Other securities	0.9	0.1	—	1.0

Total equity securities	31.5	0.1	—	31.6

Total securities available for sale	2,072.2	1.7	(15.8)	2,058.1

Securities held to maturity:
Corporate and other	1.3	—	—	1.3
Mortgage-backed securities	0.1	—	—	0.1

Total securities held to maturity	1.4	—	—	1.4

Total securities	$2,085.3	$1.7	$(15.8)	$2,071.2

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

People’s mortgage-backed securities and CMOs had carrying values of $1.0 billion and $1.5 billion at December 31, 2005 and 2004, respectively (none at September 30, 2006). These amounts consisted of (i) securities issued or collateralized by United States government-sponsored enterprises, such as Freddie Mac and Fannie Mae, totaling $0.8 billion in 2005 and $1.2 billion in 2004, and (ii) privately-issued securities of $0.2 billion in 2005 and $0.3 billion in 2004.

Securities available for sale that were pledged as collateral for public deposits, derivatives transactions and other purposes had a total fair value of $140.4 million at September 30, 2006 and $146.8 million and $145.2 million at December 31, 2005 and 2004, respectively.

Dividend income on equity securities available for sale totaled $1.2 million and $1.7 million for the nine months ended September 30, 2006 and 2005, respectively, and $2.1 million, $1.6 million and $7.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Tax-exempt interest income totaled $0.1 million for the years ended December 31, 2004 and 2003 (none in 2005 and 2006).

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following tables summarize the amortized cost, fair value and fully taxable equivalent (“FTE”) yield of debt securities. Information is shown by remaining period to contractual maturity for categories other than mortgage-backed securities and CMOs:

	Available for Sale			Held to Maturity
September 30, 2006 (dollars in millions)	Amortized Cost	Fair Value	FTE Yield	Amortized Cost	Fair Value	FTE Yield
U.S. Treasury and agency:
Within 1 year	$145.4	$145.4	5.12%	$—	$—	—%

Total	145.4	145.4	5.12	—	—	—

Corporate and other:
After 1 year but within 5 years	—	—	—	1.1	1.1	5.92

Total	—	—	—	1.1	1.1	5.92

Total:
Within 1 year	145.4	145.4	5.12	—	—	—
After 1 but within 5 years	—	—	—	1.1	1.1	5.92

Total	145.4	145.4	5.12	1.1	1.1	5.92
Mortgage-backed securities and CMOs	—	—	—	—	—	—

Total debt securities	$145.4	$145.4	5.12%	$1.1	$1.1	5.92%

	Available for Sale			Held to Maturity
December 31, 2005 (dollars in millions)	Amortized Cost	Fair Value	FTE Yield	Amortized Cost	Fair Value	FTE Yield
U.S. Treasury and agency:
Within 1 year	$9.3	$9.2	3.29%	$—	$—	—%
After 1 but within 5 years	285.7	278.5	3.46	—	—	—

Total	295.0	287.7	3.45	—	—	—

Corporate and other:
Within 1 year	—	—	—	0.2	0.2	4.02
After 1 but within 5 years	—	—	—	1.1	1.1	3.74

Total	—	—	—	1.3	1.3	3.80

Total:
Within 1 year	9.3	9.2	3.29	0.2	0.2	4.02
After 1 but within 5 years	285.7	278.5	3.46	1.1	1.1	3.74

Total	295.0	287.7	3.45	1.3	1.3	3.80
Mortgage-backed securities and CMOs	1,036.7	1,014.9	3.40	0.1	0.1	9.57

Total debt securities	$1,331.7	$1,302.6	3.41%	$1.4	$1.4	3.94%

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The components of net security losses are summarized below. All amounts relate to securities available for sale, other than net gains (losses) on trading account securities of $0.1 million for the nine months ended September 30, 2006, $(0.1) million for both the nine months ended September 30, 2005 and the year ended December 31, 2005 and $1.1 million for the year ended December 31, 2003 (none in 2004).

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Equity securities:
Gains	$0.2	$—	$—	$1.3	$14.1
Losses	—	(0.1)	(0.1)	(1.6)	(13.2)

Total equity securities	0.2	(0.1)	(0.1)	(0.3)	0.9

Debt securities:
Gains	0.1	—	—	0.9	1.1
Losses	(27.5)	—	—	(5.3)	(2.6)

Total debt securities	(27.4)	—	—	(4.4)	(1.5)

Net security losses	$(27.2)	$(0.1)	$(0.1)	$(4.7)	$(0.6)

The following table summarizes those securities available for sale with unrealized losses at December 31, 2005 (none at September 30, 2006), segregated by the length of time in a continuous unrealized loss position:

	Continuous Unrealized Loss Position
	Less Than 12 Months		12 Months Or Longer		Total
December 31, 2005 (in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities and CMOs	$118.3	$(1.1)	$886.2	$(20.8)	$1,004.5	$(21.9)
U.S. Treasury and agency	24.4	(0.6)	258.9	(6.7)	283.3	(7.3)

Total	$142.7	$(1.7)	$1,145.1	$(27.5)	$1,287.8	$(29.2)

Of the approximate 115 securities owned by People’s, 96 securities available for sale, or 85%, had unrealized losses at December 31, 2005. Management reviews those securities with unrealized losses on a regular basis in accordance with current impairment measurement and recognition guidelines under EITF 99-20 and EITF 03-1. Securities with unrealized losses are either obligations of U.S. government-sponsored enterprises ($785 million), the U.S. Government and Agency ($283 million) or privately-issued mortgage-backed securities ($220 million), all with short durations and AAA credit ratings. The cause of the temporary impairment with respect to these securities is directly related to changes in interest rates. Therefore, the securities were not considered to be other than temporarily impaired because People’s intended to continue with the strategy of downsizing the securities portfolio through repayments and maturities of securities and had the intent and ability to hold the remaining debt securities to receive full repayment of the amounts invested. The unrealized losses at December 31, 2005 were therefore considered to be temporary.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

During the nine months ended September 30, 2006, People’s sold approximately $1.1 billion of debt securities as part of the restructuring of its balance sheet. Realized losses from these sales of $27.4 million for the nine months ended September 30, 2006 are included in net security losses in the Consolidated Statements of Income. In the second quarter of 2006, People’s decided to exit a product line and cease purchasing federal funds from a group of smaller New England community banks. The sale of securities at a loss of $4.0 million was undertaken to pay down the related borrowings. During the third quarter of 2006 People’s completed the sale of substantially its entire remaining debt securities portfolio at a loss of $23.4 million. This sale eliminated the remaining debt securities portfolio to accelerate the restructuring of the balance sheet given the current interest rate environment. This sale was not a scenario contemplated in People’s asset/liability management process or balance sheet restructuring plans at June 30, 2006. The evaluation and decision to sell these securities was made on August 24, 2006. Therefore, these actions were reflected in People’s results for the third quarter of 2006.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 5 – Loans

The following tables summarize the geographic distribution of People’s loan portfolio:

	September 30, 2006
(in millions)	Connecticut	Other	Total
Residential mortgage	$3,590.8	$286.9	$3,877.7
Commercial real estate finance	1,230.3	569.0	1,799.3
Commercial	984.3	1,213.1	2,197.4
Consumer	1,303.3	7.2	1,310.5

Total loans	$7,108.7	$2,076.2	$9,184.9

	December 31, 2005			December 31, 2004
(in millions)	Connecticut	Other	Total	Connecticut	Other	Total
Residential mortgage	$3,406.1	$101.8	$3,507.9	$3,160.1	$106.3	$3,266.4
Commercial real estate finance	1,308.9	469.4	1,778.3	1,396.9	441.2	1,838.1
Commercial	978.1	1,051.1	2,029.2	908.5	780.4	1,688.9
Consumer	1,234.3	23.2	1,257.5	1,085.2	54.8	1,140.0

Total loans	$6,927.4	$1,645.5	$8,572.9	$6,550.7	$1,382.7	$7,933.4

People’s loan portfolio is concentrated within the state of Connecticut with 77% and 81% of the total loan portfolio involving customers within the state at September 30, 2006 and December 31, 2005, respectively. However, substantially all (approximately 97% at September 30, 2006 and December 31, 2005 and 96% at December 31, 2004) of the equipment financing activities of PCLC, which is included in commercial, involves customers outside of Connecticut. PCLC loans and leases totaled $751.9 million, $634.7 million and $453.0 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively. Approximately 44% and 47% of the adjustable rate residential mortgage loan portfolio was comprised of interest-only loans at September 30, 2006 and December 31, 2005, respectively.

Residential mortgage and commercial real estate finance loans include construction loans totaling $752.2 million, $709.1 million and $590.2 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively, net of the unadvanced portion of such loans totaling $575.7 million, $472.4 million and $369.5 million, respectively.

Net deferred loan costs that are included in total loans and accounted for as interest yield adjustments totaled $27.3 million, $26.2 million and $23.9 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Certain residential mortgage loans originated by People’s are sold without recourse in the secondary market. Net gains on sales of residential mortgage loans totaled $1.5 million for the nine months ended September 30, 2006 and $4.0 million, $3.7 million and $14.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Residential mortgage loans at September 30, 2006, December 31, 2005 and December 31, 2004 included loans held for sale (servicing released) of $16.4 million, $11.2 million and $14.1 million, respectively, which approximate fair value.

The following is a summary of activity in the allowance for loan losses:

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Balance at beginning of period	$75.0	$72.5	$72.5	$70.5	$69.2

Charge-offs:
Consumer	(2.4)	(3.6)	(4.9)	(9.7)	(16.8)
Commercial	(4.8)	(1.3)	(4.0)	(2.1)	(3.2)
Commercial real estate finance	—	—	(0.1)	(3.2)	—
Residential mortgage	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)

Total charge-offs	(7.3)	(5.0)	(9.1)	(15.2)	(20.1)

Recoveries:
Consumer	1.2	1.6	2.0	2.8	2.9
Commercial	0.5	0.5	0.7	0.8	1.5
Commercial real estate finance	2.5	—	0.1	0.1	0.2
Residential mortgage	0.1	0.1	0.2	0.2	0.1

Total recoveries	4.3	2.2	3.0	3.9	4.7

Net loan charge-offs	(3.0)	(2.8)	(6.1)	(11.3)	(15.4)
Provision for loan losses	2.0	3.3	8.6	13.3	16.7

Balance at end of period	$74.0	$73.0	$75.0	$72.5	$70.5

The principal balances of non-accrual loans are summarized as follows:

	September 30,	December 31,
(in millions)	2006	2005	2004	2003
Commercial	$5.1	$7.5	$10.3	$8.5
Residential mortgage	7.8	6.7	7.5	11.4
Commercial real estate finance	6.6	5.8	8.7	11.4
Consumer	1.3	1.3	0.9	2.5

Total non-accrual loans	$20.8	$21.3	$27.4	$33.8

If interest payments on all loans classified as non-accrual at September 30, 2006 had been made during the nine months ended September 30, 2006 in accordance with loan agreements, interest income of $2.4 million would have been recognized on such loans during this period. If interest payments on all loans classified as non-accrual at

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

December 31, 2005, 2004 and 2003 had been made during the respective years in accordance with the loan agreements, interest income of $2.0 million, $2.1 million and $2.7 million would have been recognized on such loans in 2005, 2004 and 2003, respectively. Interest income actually recognized on non-accrual loans totaled $0.9 million for the nine months ended September 30, 2006 and $0.7 million, $0.9 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

People’s impaired loans, as defined by SFAS No. 114, consist of certain non-accrual commercial real estate finance loans and commercial loans. The recorded investment in impaired loans was $9.7 million at September 30, 2006, $8.0 million at December 31, 2005 and $19.0 million at December 31, 2004, with allowances for loan impairment measured under SFAS No. 114 of $1.7 million, $0.6 million and $0.5 million, respectively. These allowances are included in the overall allowance for loan losses. People’s average recorded investment in impaired commercial real estate finance loans and commercial loans was approximately $8.9 million for the nine months ended September 30, 2006, and $10.2 million, $22.4 million and $20.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest collections and income recognized on impaired loans was insignificant in 2006, 2005, 2004 and 2003.

The recorded investment in accruing impaired restructured loans requiring an allowance for loan losses as defined by SFAS No. 114 totaled $0.7 million at September 30, 2006 and $0.8 million and $0.9 million at December 31, 2005 and 2004, respectively, with a related allowance for loan losses of $0.1 million in both 2005 and 2004 (none at September 30, 2006). This allowance is also included in the overall allowance for loan losses. People’s average recorded investment in accruing impaired restructured loans was approximately $0.8 million for the nine months ended September 30, 2006, and $0.9 million and $0.2 million for the years ended December 31, 2005 and 2004, respectively. At September 30, 2006 and December 31, 2005, there were no commitments to lend additional funds to these debtors. The recognition of interest income on these accruing impaired loans is based upon an individual assessment of each loan, however, interest income is not accrued on a loan that is more than 90 days past due. Interest income recognized related to these loans under the accrual method was insignificant as of September 30, 2006 and December 2005 and 2004. There were no accruing impaired restructured loans in 2003.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 6 – Other Assets

Selected components of other assets are as follows:

	September 30, 2006	December 31,
(in millions)		2005	2004
Prepaid pension costs (note 15)	$142.1	$57.9	$56.2
Receivables arising from securities brokerage and insurance businesses	36.8	47.3	46.1
Accrued interest receivable	43.6	42.7	37.4
Net deferred tax asset (note 10)	—	16.8	13.4
Fair value of derivative financial instruments (note 19)	13.9	5.9	0.1

NOTE 7 – Deposits

The following are analyses of People’s total deposits by product type and funding source:

	September 30, 2006		December 31,
			2005		2004
(dollars in millions)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Analysis by Deposit Product Type:
Non-interest-bearing	$2,172.4	—%	$2,353.1	—%	$2,227.1	—%
Savings, interest-bearing checking and money market	3,286.1	1.37	3,767.4	1.29	4,232.7	0.82

Total	5,458.5	0.83	6,120.5	0.79	6,459.8	0.54

Time deposits maturing:
Within 6 months	1,513.5	3.93	1,357.1	2.97	864.3	1.59
After 6 months but within 1 year	1,659.9	4.74	958.1	3.44	855.8	2.53
After 1 but within 2 years	237.6	3.76	496.4	3.64	442.8	2.75
After 2 but within 3 years	56.2	3.01	89.1	2.86	152.9	3.64
After 3 years	52.9	3.79	61.4	3.47	86.4	3.10

Total	3,520.1	4.28	2,962.1	3.24	2,402.2	2.32

Total deposits	$8,978.6	2.18%	$9,082.6	1.59%	$8,862.0	1.02%

Analysis by Deposit Funding Source:
Core	$8,843.1	2.22%	$8,872.7	1.60%	$8,681.4	1.03%
Brokered, municipal and other non-interest-bearing	135.5	0.32	209.9	1.27	180.6	0.62

Total deposits	$8,978.6	2.18%	$9,082.6	1.59%	$8,862.0	1.02%

Time deposits issued in amounts of $100,000 or more totaled $859.3 million at September 30, 2006 and $698.1 million and $443.1 million at December 31, 2005 and 2004, respectively. Non-interest-bearing deposit overdrafts totaling $17.2 million at September 30, 2006 and $5.9 million at December 31, 2005 have been reclassified to loans.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 8 – Borrowings

People’s borrowings are as follows:

	September 30, 2006		December 31,
			2005		2004
(dollars in millions)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed rate FHLB advances maturing within 3 months	$—	—%	$25.0	4.00%	$100.0	2.17%
Federal funds purchased maturing within 3 months	13.6	5.15	269.9	3.94	240.8	2.14

Total borrowings	$13.6	5.15%	$294.9	3.94%	$340.8	2.15%

FHLB advances are secured by People’s investment in FHLB stock and by a blanket security agreement that requires People’s to maintain, as collateral, sufficient qualifying assets not otherwise pledged (principally securities and single-family residential mortgage loans). People’s satisfied this collateral requirement at both September 30, 2006 and December 31, 2005. People’s remaining borrowing capacity from FHLB advances, Federal Reserve Bank of New York advances and repurchase agreements, based on the level of qualifying collateral available for these borrowing sources, was $2.8 billion and $3.5 billion at September 30, 2006 and December 31, 2005, respectively.

In 2004, People’s prepaid $799 million of FHLB advances and $110 million of long-term repurchase agreements as part of a balance sheet restructuring. Costs relating to these prepayments are included in liability restructuring costs in the Consolidated Statements of Income.

Information concerning People’s borrowings under securities repurchase agreements is presented below:

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Carrying amount of collateral securities at period end	$—	$—	$—	$—	$221.5
Average repurchase agreements outstanding during the period	—	2.3	1.7	36.1	201.7
Maximum repurchase agreements outstanding at any month end	—	—	—	205.5	276.3

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Interest expense on borrowings consists of the following:

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Federal funds purchased	$7.4	$5.2	$7.9	$3.2	$9.3
FHLB advances	2.4	1.3	1.4	9.4	53.8
Repurchase agreements	—	0.1	0.1	1.0	5.9

Total interest expense	$9.8	$6.6	$9.4	$13.6	$69.0

NOTE 9 – Subordinated Notes

People’s subordinated notes are summarized as follows:

	September 30, 2006	December 31,
(in millions)		2005	2004
9.875% subordinated notes due 2010	$65.3	$65.1	$78.4
7.20% subordinated notes due 2006	43.5	43.5	43.4

Total subordinated notes	$108.8	$108.6	$121.8

In 2005, People’s repurchased $13.5 million of the 9.875% subordinated notes. People’s repurchased $70.8 million of the 9.875% subordinated notes and $61.6 million of the 7.20% subordinated notes in 2004 as part of a balance sheet restructuring. Costs relating to these repurchases are included in liability restructuring costs in the Consolidated Statements of Income.

Both issues of subordinated notes are unsecured general obligations of People’s with interest payable semi-annually; are subordinated to the claims of depositors and People’s other creditors; and are not redeemable prior to maturity without prior approval of the OTS. The 9.875% subordinated notes qualify, up to certain limits, as supplementary (tier 2) capital for risk-based capital purposes. The 7.20% subordinated notes did not qualify as supplementary capital at September 30, 2006 and December 31, 2005 since these notes mature within one year.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 10 – Income Taxes

The following is a reconciliation of total income tax expense:

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Income tax expense (benefit):
From continuing operations	$42.1	$48.8	$64.1	$(8.6)	$22.5
From discontinued operations	0.9	5.4	6.0	110.6	0.6

Total income tax expense	$43.0	$54.2	$70.1	$102.0	$23.1

The components of income tax expense (benefit) applicable to pre-tax income (loss) from continuing operations are summarized in the following table. The income tax effects on the components of other comprehensive income (loss) are described in Note 14.

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Current tax expense (benefit):
Federal	$13.4	$46.3	$61.3	$(13.0)	$31.0
State	—	—	0.1	0.1	0.1

Total current tax expense (benefit)	13.4	46.3	61.4	(12.9)	31.1
Deferred tax expense (benefit) (1)	28.7	2.5	2.7	4.3	(8.6)

Total income tax expense (benefit)	$42.1	$48.8	$64.1	$(8.6)	$22.5

(1)	Includes the effect of increases (decreases) in the valuation allowance for state deferred tax assets of $10.2 million and $6.0 million for the nine months ended September 30, 2006 and 2005, respectively and $6.3 million, $(16.7) million and $13.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The following is a reconciliation of expected income tax expense (benefit), computed at the U.S. federal statutory rate of 35%, to actual income tax expense (benefit) from continuing operations:

	Nine months ended September 30,		Years ended December 31,
(in millions)	2006	2005	2005	2004	2003
Expected income tax expense (benefit)	$43.8	$49.3	$66.5	$(5.0)	$29.8
Benefit from completed IRS audits	—	—	(2.0)	(4.0)	(6.0)
Income from bank-owned life insurance	(3.1)	(0.6)	(1.2)	—	—
Dividends received deduction and tax-exempt interest	(0.3)	(0.3)	(0.4)	(0.4)	(1.9)
Non-deductible amortization of other intangible assets and goodwill impairment	—	0.8	0.8	0.7	0.7
Other, net	1.7	(0.4)	0.4	0.1	(0.1)

Actual income tax expense (benefit)	$42.1	$48.8	$64.1	$(8.6)	$22.5

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

In 1998, People’s formed a passive investment company, People’s Mortgage Investment Company, in accordance with Connecticut tax laws, which permit transfers of mortgage loans to such subsidiaries on or after January 1, 1999. The related earnings of the subsidiary, and any dividends it pays to the parent, are not subject to Connecticut income tax. As a result of the exclusion of such earnings and dividends from Connecticut taxable income beginning in 1999, People’s has established a valuation allowance for the full amount of its Connecticut deferred tax asset attributable to net temporary differences and state net operating loss carryforwards. Connecticut tax net operating loss carryforwards totaled $681.4 million at December 31, 2005 and expire between 2020 and 2025.

The tax effects of temporary differences that give rise to People’s deferred tax assets and liabilities are as follows:

	September 30, 2006	December 31,
(in millions)		2005	2004
Deferred tax assets:
Allowance for loan losses and non-accrual interest	$30.5	$31.0	$30.0
State tax net operating loss carryforwards, net of federal tax effect	42.9	33.2	26.5
Other deductible temporary differences	13.9	12.1	10.3

Total deferred tax assets	87.3	76.3	66.8
Less valuation allowance for state deferred tax assets	(39.6)	(33.8)	(27.5)

Total deferred tax assets, net of the valuation allowance	47.7	42.5	39.3

Deferred tax liabilities:
Pension and other postretirement benefits	(46.8)	(14.1)	(14.9)
Book over tax income recognized on consumer loans	(8.3)	(7.9)	(7.6)
Mark-to-market and original issue discounts for tax purposes	(5.8)	(5.8)	(5.2)
Tax over book depreciation	(9.6)	(8.0)	(4.5)
Other taxable temporary differences	(2.0)	(2.7)	(0.4)

Total deferred tax liabilities	(72.5)	(38.5)	(32.6)

Net deferred tax (liability) asset	(24.8)	4.0	6.7
Deferred tax asset for deductible temporary differences recorded in accumulated other comprehensive loss, net of a valuation allowance for state deferred tax assets of $0.5 in 2006, $1.8 in 2005 and $0.9 in 2004	4.0	12.8	6.7

Net deferred tax (liability) asset	$(20.8)	$16.8	$13.4

Based on People’s recent historical and anticipated future pre-tax earnings and the reversal of taxable temporary differences, management believes it is more likely than not that People’s will realize its total deferred tax assets, net of the valuation allowance.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 11 – Regulatory Capital Requirements

People’s converted to a federally-chartered stock savings bank from a Connecticut-chartered stock savings bank effective August 18, 2006. People’s regulator is the OTS (previously the FDIC). Simultaneously with People’s conversion, People’s Mutual Holdings (“Holdings”) converted to a federally-chartered mutual holding company from a Connecticut-chartered mutual holding company.

OTS and FDIC regulations require banks to maintain a minimum leverage ratio of tier 1 capital to total adjusted assets of 4.0%, and minimum ratios of tier 1 risk-based capital and total risk-based capital to risk-adjusted total assets of 4.0% and 8.0%, respectively.

Under their prompt corrective action regulations, the OTS and FDIC are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. These actions could have a direct material effect on a bank’s financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (tier 1) capital ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting guidelines. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

Management believes that, as of September 30, 2006 and December 31, 2005 and 2004, People’s met all capital adequacy requirements to which it is subject. Further, the most recent FDIC notifications categorized People’s as a well-capitalized institution under the prompt corrective action regulations. No conditions or events have occurred since that notification that have caused management to believe any change in People’s capital classification would be warranted.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following is a summary of People’s regulatory capital amounts and ratios compared to the OTS requirements as of September 30, 2006 and FDIC requirements as of December 31, 2005 and 2004 for classification as a well-capitalized institution and for minimum capital adequacy. While the capital ratios of these two agencies are substantially similar, they are not identical. People’s risk-adjusted total assets, as defined, totaled $8.5 billion, $8.1 billion and $7.5 billion at September 30, 2006 and December 31, 2005 and 2004, respectively.

			OTS Requirements
	People’s		Classification as Well-Capitalized		Minimum Capital Adequacy
(dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2006
Tangible capital	$1,248.5	11.8%	n/a	n/a	$158.7	1.5%
Leverage capital	1,248.5	11.8	$528.9	5.0%	423.1	4.0
Risk-based capital:
Tier 1	1,248.5	14.7	509.4	6.0	339.6	4.0
Total	1,374.7	16.2	849.0	10.0	679.2	8.0

			FDIC Requirements
	People’s		Classification as Well-Capitalized		Minimum Capital Adequacy
(dollars in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Leverage capital	$1,201.1	11.2%	$536.2	5.0%	$428.9	4.0%
Risk-based capital:
Tier 1	1,201.1	14.8	485.7	6.0	323.8	4.0
Total	1,328.3	16.4	809.5	10.0	647.6	8.0

December 31, 2004
Leverage capital	$1,099.0	10.5%	$524.3	5.0%	$419.4	4.0%
Risk-based capital:
Tier 1	1,099.0	14.6	451.2	6.0	300.8	4.0
Total	1,258.6	16.7	752.0	10.0	601.6	8.0

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 12 – Common Stock and Dividends

People’s Mutual Holdings (“Holdings”) is a mutual-form financial holding company organized in connection with the 1988 stock offering and reorganization of People’s Bank. At both September 30, 2006 and December 31, 2005, Holdings owned 82.0 million shares of People’s common stock, representing 57.7 % and 57.9%, respectively, of the total number of outstanding shares of People’s common stock.

Since its formation in 1988, Holdings has consistently waived the receipt of cash dividends on substantially all of the shares of People’s common stock it owns. The Board of Directors of People’s establishes the rate at which dividends are declared with advance knowledge of the amount of dividends to be waived by Holdings. No dividends are declared on shares for which Holdings waives the dividend. If dividends had actually been declared and paid on all outstanding shares of People’s common stock at the same rate as was declared and paid on shares not subject to the waiver, Holdings would have received additional dividends of approximately $554 million since the date of its formation through September 30, 2006.

As a federally-chartered savings bank People’s may only pay dividends (except stock dividends) from “net profits,” defined as the remainder of all earnings from current operations. Without specific regulatory approval, the total of all dividends declared by a bank in a given calendar year cannot exceed the total of the bank’s net profits for that year plus the bank’s retained profits from the preceding two years. People’s retained profits totaled $278.8 million at September 30, 2006. This limitation did not affect the dividends paid by People’s in 2006, 2005, 2004 and 2003. Dividends declared and paid per common share (other than shares on which Holdings waived receipt of dividends) were $0.72 for the nine months ended September 30, 2006, and $0.85, $0.75 and $0.68 for the years ended December 31, 2005, 2004 and 2003. People’s has generally the same dividend restrictions now that it is regulated by the OTS.

In 2005, People’s completed a three-for-two stock split, which resulted in the issuance of approximately 47.1 million additional common shares. Upon completing the stock split, $47.1 million was reclassified to the common stock account from the additional paid-in capital account. These accounts and all share and per share data for all prior years have been restated to give retroactive effect to the stock split. In 2006, People’s shareholders approved an increase in the number of authorized shares of common stock to 450 million from 150 million.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

At September 30, 2006, People’s had 50 million shares of preferred stock (without par value) authorized, none of which were issued or outstanding and 450 million shares of common stock (without par value) authorized.

Changes in the number of common shares outstanding are summarized as follows:

	Nine months ended September 30, 2006	Years ended December 31,
(in millions)		2005	2004	2003
Outstanding at January 1	141.6	140.8	139.5	138.9
Stock options exercised and restricted stock activity	0.5	0.8	1.3	0.6

Outstanding at end of period	142.1	141.6	140.8	139.5

NOTE 13 – Earnings Per Common Share

The following is an analysis of People’s basic and diluted EPS:

	Nine months ended September 30,		Years ended December 31,
(in millions, except per share data)	2006	2005	2005	2004	2003
Income (loss) from continuing operations	$83.0	$91.6	$125.9	$(5.6)	$62.7
Income from discontinued operations	1.7	10.3	11.2	205.3	1.1
Net income	84.7	101.9	137.1	199.7	63.8

Average common shares outstanding for basic EPS	141.6	141.0	141.0	140.0	139.2
Effect of dilutive stock options and unvested stock awards (1)	0.6	0.7	0.7	0.9	0.1

Average common and common-equivalent shares for diluted EPS	142.2	141.7	141.7	140.9	139.3

Basic EPS:
Income (loss) from continuing operations	$0.59	$0.65	$0.89	$(0.04)	$0.45
Income from discontinued operations	0.01	0.08	0.08	1.47	0.01
Net income	0.60	0.73	0.97	1.43	0.46
Diluted EPS:
Income (loss) from continuing operations	$0.58	$0.65	$0.89	$(0.04)	$0.45
Income from discontinued operations	0.01	0.07	0.08	1.46	0.01
Net income	0.59	0.72	0.97	1.42	0.46

(1)	Excludes the effect of an average of 172,665 anti-dilutive stock options in 2003 (none in 2006, 2005 and 2004).

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 14 – Comprehensive Income

Comprehensive income represents the sum of net income and items of “other comprehensive income or loss” that are reported directly in stockholders’ equity on an after-tax basis. These items include the net unrealized gains or losses on securities available for sale and derivatives accounted for as cash flow hedges, and minimum pension liability adjustments. People’s total comprehensive income for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003 are reported in the Consolidated Statements of Changes in Stockholders’ Equity.

The components of accumulated other comprehensive loss, which is included in People’s stockholders’ equity on an after-tax basis, are as follows:

	September 30, 2006	December 31,
(in millions)		2005	2004	2003
Net unrealized gain (loss) on securities available for sale	$0.1	$(18.8)	$(9.2)	$(6.2)
Minimum pension liability adjustments	(4.5)	(4.5)	(2.9)	(2.4)
Net unrealized loss on derivatives accounted for as cash flow hedges	(2.7)	(0.1)	(0.1)	(26.4)

Total accumulated other comprehensive loss	$(7.1)	$(23.4)	$(12.2)	$(35.0)

The following is a summary of the changes in the components of People’s other comprehensive income (loss) for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003:

Nine months ended September 30, 2006 (in millions)	Pre-Tax Amount	Tax Effect	After-Tax Amount
Net unrealized gains and losses on securities available for sale:
Net unrealized holding gains arising during the period	$1.8	$(0.6)	$1.2
Reclassification adjustment for net realized losses included in net income	27.3	(9.6)	17.7

Net unrealized gains	29.1	(10.2)	18.9

Net unrealized loss on derivatives accounted for as cash flow hedges:
Net unrealized losses arising during the period	(4.0)	1.4	(2.6)
Reclassification adjustment for net realized losses included in net income	—	—	—

Net unrealized losses	(4.0)	1.4	(2.6)

Minimum pension liability adjustment	—	—	—

Other comprehensive income	$25.1	$(8.8)	$16.3

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Nine months ended September 30, 2005 (in millions)	Pre-Tax Amount	Tax Effect	After-Tax Amount
Net unrealized gains and losses on securities available for sale:
Net unrealized holding losses arising during the period	$(13.1)	$4.6	$(8.5)
Reclassification adjustment for net realized losses included in net income	—	—	—

Net unrealized losses	(13.1)	4.6	(8.5)

Net unrealized loss on derivatives accounted for as cash flow hedges:
Net unrealized losses arising during the period	—	—	—
Reclassification adjustment for net realized losses included in net income	—	—	—

Net unrealized losses	—	—	—

Minimum pension liability adjustment	—	—	—

Other comprehensive loss	$(13.1)	$4.6	$(8.5)

Year ended December 31, 2005 (in millions)	Pre-Tax Amount	Tax Effect	After-Tax Amount
Net unrealized gains and losses on securities available for sale:
Net unrealized holding losses arising during the year	$(14.9)	$5.3	$(9.6)
Reclassification adjustment for net realized losses included in net income	—	—	—

Net unrealized losses	(14.9)	5.3	(9.6)

Net unrealized loss on derivatives accounted for as cash flow hedges:
Net unrealized losses arising during the period	—	—	—
Reclassification adjustment for net realized losses included in net income	—	—	—

Net unrealized losses	—	—	—

Minimum pension liability adjustment	(2.4)	0.8	(1.6)

Other comprehensive loss	$(17.3)	$6.1	$(11.2)

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Year ended December 31, 2004 (in millions)	Pre-Tax Amount	Tax Effect	After-Tax Amount
Net unrealized gains and losses on securities available for sale:
Net unrealized holding losses arising during the year	$(9.1)	$3.0	$(6.1)
Reclassification adjustment for net realized losses included in net income	4.7	(1.6)	3.1

Net unrealized losses	(4.4)	1.4	(3.0)

Net unrealized loss on derivatives accounted for as cash flow hedges:
Net unrealized holding losses arising during the year	—	—	—
Reclassification adjustment for net realized losses included in net income	40.5	(14.2)	26.3

Net unrealized gains	40.5	(14.2)	26.3

Minimum pension liability adjustment	(0.9)	0.4	(0.5)

Other comprehensive income	$35.2	$(12.4)	$22.8

Year ended December 31, 2003 (in millions)	Pre-Tax Amount	Tax Effect	After-Tax Amount
Net unrealized gains and losses on securities available for sale:
Net unrealized holding gains arising during the year	$28.4	$(8.2)	$20.2
Reclassification adjustment for net realized losses included in net income	1.7	(0.6)	1.1

Net unrealized gains	30.1	(8.8)	21.3

Net unrealized loss on derivatives accounted for as cash flow hedges:
Net unrealized losses arising during the year	(1.8)	0.6	(1.2)
Reclassification adjustment for net realized losses included in net income	16.3	(5.6)	10.7

Net unrealized gains	14.5	(5.0)	9.5

Minimum pension liability adjustment	(0.8)	0.6	(0.2)

Other comprehensive income	$43.8	$(13.2)	$30.6

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 15 – Employee Benefit Plans

Employee Pension and Other Postretirement Benefits Plans

People’s maintains a noncontributory defined benefit pension plan that covers substantially all full-time and part-time employees who meet certain age and length of service requirements and who were employed by People’s prior to August 14, 2006. Benefits are based upon the employee’s years of credited service and either the average compensation for the last five years or the average compensation for the five consecutive years of the last ten years that produce the highest average. People’s funding policy is to contribute the amounts required by applicable regulations, although additional amounts may be contributed from time to time. In addition, People’s maintains unfunded and nonqualified supplemental plans to provide retirement benefits to certain senior officers.

People’s also maintains an unfunded plan that provides retirees with optional medical, dental and life insurance benefits (“other postretirement benefits”). People’s accrues the cost of these benefits over the employees’ years of service to the date of their eligibility for such benefits.

The table on the following page summarizes changes in the benefit obligations and plan assets for (i) the pension plans (combining the funded plan and the unfunded supplemental plans), and (ii) the other postretirement benefits plan. The table also provides a reconciliation of the funded status (or the difference between benefit obligations and plan assets) to the net amount recognized in the Consolidated Statements of Condition. People’s uses a measurement date of September 30 for plan accounting purposes and, accordingly, changes in benefit obligations and plan assets are shown for the twelve-month periods ended September 30, 2005 and 2004. As shown in the following tables, plan assets for the funded plan of $179.8 million as of September 30, 2005 exceeded both the accumulated benefit obligations of $167.8 million and the vested benefit obligations of $160.5 million at that date.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Employer contributions for the next fiscal year are expected to total $2.2 million for both the unfunded plan and the other postretirement benefits plan, representing net benefit payments expected to be paid under these plans. Expected future net benefit payments for the pension plans as of December 31, 2005 are: $6.2 million in 2006; $6.6 million in 2007; $7.2 million in 2008; $7.8 million in 2009; $8.4 million in 2010; and an aggregate of $59.1 million in 2011 through 2015. Expected future net benefit payments for the other postretirement benefits plan as of December 31, 2005 are: $1.1 million in 2006, 2007, 2008, 2009 and 2010; and an aggregate of $4.7 million in 2011 through 2015. During the third quarter of 2006, People’s contributed $91.5 million to the pension plan and as a result recorded an increase in its prepaid pension asset.

The supplemental pension plans had total projected benefit obligations of $25.8 million and $22.1 million in 2005 and 2004, respectively. Although these plans hold no assets, People’s has funded a trust to provide for benefit payments to the extent such benefits are not paid directly by People’s. Trust assets of $11.6 million, $11.3 million and $11.0 million are included in People’s short-term investments as of September 30, 2006, December 31, 2005 and 2004, respectively.

The effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) have been recognized in People’s postretirement benefits plan in 2005 and 2004 in accordance with the guidance provided in FASB Staff Position 106-2. The prescription drug benefit provided by People’s for certain retirees is at least actuarially equivalent to the benefit provided under the Act. As of the September 30, 2005 and 2004 measurement dates, the accumulated benefit obligation was reduced by $0.6 million in both 2005 and 2004. The impact of the federal subsidy reduced the net periodic postretirement benefit cost by $0.1 million in 2005.

New employees starting on or after August 14, 2006 are not eligible to participate in the defined benefit pension plan. People’s will make contributions on behalf of these employees to a qualified defined contribution plan in an annual amount equal to 3% of the covered employee’s eligible compensation. Employee participation in this plan is subject to certain age and length of service requirements.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

	Pension Benefits		Other Postretirement Benefits
(in millions)	2005	2004	2005	2004
Benefit obligations:
Beginning of period	$186.4	$171.3	$12.1	$15.2
Service cost	7.5	7.4	0.2	0.3
Interest cost	11.0	10.2	0.7	0.8
Special termination benefits	—	0.4	—	—
Plan amendments	—	—	—	(2.5)
Actuarial loss (gain)	15.3	2.9	—	(0.3)
Actuarial gain due to Medicare subsidy	—	—	—	(0.6)
Benefits paid	(6.0)	(5.8)	(0.8)	(0.8)

End of period	214.2	186.4	12.2	12.1

Fair value of plan assets:
Beginning of period	158.5	135.4	—	—
Actual return on assets	16.3	17.9	—	—
Employer contributions	11.0	11.0	0.8	0.8
Benefits paid	(6.0)	(5.8)	(0.8)	(0.8)

End of period	179.8	158.5	—	—

Funded status at September 30	(34.4)	(27.9)	(12.2)	(12.1)
Unrecognized net actuarial loss (1)	75.5	68.5	1.7	1.7
Fourth-quarter contributions	0.2	0.2	0.3	0.3
Unrecognized net transition obligation	—	—	2.6	3.0
Unrecognized prior service cost	0.1	0.2	(2.1)	(2.3)

Net amount recognized at end of year	$41.4	$41.0	$(9.7)	$(9.4)

Components of the net amount recognized:
Prepaid benefit cost	$57.9	$56.2	$—	$—
Accrued benefit cost	(16.5)	(15.2)	(9.7)	(9.4)
Additional minimum liability	(7.1)	(4.6)	—	—
Intangible asset	0.2	0.1	—	—
Accumulated other comprehensive loss (pre-tax basis)	6.9	4.5	—	—

Net amount recognized at end of year	$41.4	$41.0	$(9.7)	$(9.4)

(1)	Unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active plan participants.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following tables summarize the accumulated and vested benefit obligations for the funded and unfunded plans at the respective September 30 measurement dates:

	Pension Benefits
(in millions)	2005	2004
Accumulated benefit obligations:
Funded plan	$167.8	$145.7
Unfunded plan	23.8	20.0

Total	$191.6	$165.7

Vested benefit obligations:
Funded plan	$160.5	$138.4
Unfunded plan	23.8	20.0

Total	$184.3	$158.4

Components of the net periodic benefit cost are as follows:

	Pension Benefits		Other Postretirement Benefits
Nine months ended September 30 (in millions)	2006	2005	2006	2005
Service cost	$5.9	$5.6	$0.1	$0.2
Interest cost	9.1	8.3	0.5	0.5
Expected return on plan assets	(10.5)	(9.8)	—	—
Amortization of unrecognized net transition obligation	—	—	0.3	0.3
Recognized net actuarial loss	4.7	3.8	—	—
Recognized prior service cost	0.1	0.1	(0.1)	(0.2)

Net periodic benefit cost	$9.3	$8.0	$0.8	$0.8

	Pension Benefits			Other Postretirement Benefits
Years ended December 31 (in millions)	2005	2004	2003	2005	2004	2003
Service cost	$7.5	$7.4	$6.1	$0.2	$0.3	$0.5
Interest cost	11.0	10.2	9.3	0.7	0.8	0.8
Expected return on plan assets	(13.0)	(12.0)	(11.7)	—	—	—
Amortization of unrecognized net transition obligation	—	—	—	0.4	0.4	0.4
Recognized net actuarial loss	5.0	4.5	2.5	—	0.2	0.1
Recognized prior service cost	0.1	0.2	0.3	(0.2)	(0.2)	—

Net periodic benefit cost	$10.6	$10.3	$6.5	$1.1	$1.5	$1.8

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following assumptions were used in determining benefit obligations and net periodic benefit costs:

	Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.75%	6.00%	6.00%	5.75%	6.00%	6.00%
Rate of compensation increase	3.50	4.00	4.00	n/a	n/a	n/a

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	6.00%	6.00%	6.75%	6.00%	6.00%	6.75%
Expected return on plan assets	8.25	8.25	8.75	n/a	n/a	n/a
Rate of compensation increase	4.00	4.00	4.00	n/a	n/a	n/a

Assumed health care cost trend rates at December 31: (1)
Health care cost trend rate assumed for next year	n/a	n/a	n/a	11.00%	12.00%	13.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.00	5.00	5.00
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2013	2013	2013

n/a –	not applicable
(1)	Changes in the periodic benefit cost and the benefit obligation from a one-percentage-point increase or decrease in this assumed trend rate would not be significant.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following table summarizes the percentages of fair value for each major category of plan assets as of the respective measurement dates:

	Plan Assets
At September 30	2005	2004
Equity securities	79%	77%
Fixed income securities	21	23

Total	100%	100%

People’s retirement plan investment policy includes the following asset allocation guidelines:

	Asset Class
	Policy Target %	Policy Range %
Cash reserves	3	1 - 7
Equity securities	69	52 - 81
Fixed income securities	28	22 - 34

Equity securities may include convertible securities, and are required to be diversified among industries and economic sectors. Limitations are placed on the overall allocation to any individual security at both cost and market value. A limit of 15% of equity holdings may be invested in international equities. Short sales, margin purchases and similar speculative transactions are prohibited.

Fixed income securities are oriented toward risk-averse, investment-grade securities rated “A” or higher. A limit of up to 10% of the fixed income holdings may be invested in issues rated below “Baa” by Moody’s or “BBB” by Standard & Poor’s, if the higher investment risk is compensated for by the prospect of a positive incremental investment return. With the exception of U.S. Government securities, in which the plan may invest the entire fixed income allocation, fixed income securities require diversification among individual securities and sectors. There is no limit on the maximum maturity of securities held. Short sales, margin purchases and similar speculative transactions are prohibited.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Employee Savings Plans

People’s also sponsors an employee savings plan that qualifies as a 401(k) plan under the Internal Revenue Code. Under the current plan, employees may contribute up to 20% of their pre-tax compensation up to certain limits, and People’s makes a matching contribution equal to 100% of a participant’s contributions up to 4% of pre-tax compensation. People’s may increase the amount of its matching contribution to 5% of pre-tax compensation if certain bankwide performance objectives are met. Participants vest immediately in their own contributions and after one year in People’s contributions. A supplemental savings plan has also been established for certain senior officers. Expense recognized for the 401(k) and supplemental savings plans totaled $5.3 million and $4.8 million for the nine months ended September 30, 2006 and 2005, respectively, and $6.4 million, $7.4 million and $7.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 16 – Stock-Based Compensation Plans

Long-Term Incentive Plan

People’s 1998 Long-Term Incentive Plan, as amended (the “Incentive Plan”), provides for awards to officers and employees in the form of (i) incentive stock options that may afford tax benefits to recipients, (ii) non-statutory stock options that do not afford tax benefits to recipients but may provide tax benefits to People’s, and (iii) stock appreciation rights, restricted stock and performance units. A total of 9.4 million shares of People’s common stock are reserved for issuance under the Incentive Plan. At September 30, 2006, a total of 3.8 million reserved shares remain available for future awards.

Non-statutory stock options have been granted under the Incentive Plan at exercise prices equal to the fair value of People’s common stock at the grant dates. Option expiration dates are fixed at the grant date, with a maximum term of ten years. Most options granted since 1999 vest 50% after two years, 75% after three years and 100% after four years. All options become fully exercisable in the event of a change of control, as defined in the Incentive Plan. As disclosed in Note 1, People’s adopted SFAS No. 123-R effective January 1, 2006.

The following is a summary of activity in stock options under the Incentive Plan and the predecessor 1988 Long-Term Incentive Plan:

	Shares Subject To Option	Weighted Average Exercise Price
Options outstanding at December 31, 2002	2,771,225	$11.90
Granted	624,600	11.47
Forfeited	(183,911)	12.23
Exercised	(537,327)	11.73

Options outstanding at December 31, 2003	2,674,587	11.82
Granted	385,913	19.86
Forfeited	(61,031)	11.43
Exercised	(1,156,575)	12.19

Options outstanding at December 31, 2004	1,842,894	13.28
Granted	249,045	25.36
Forfeited	(17,531)	16.75
Exercised	(656,551)	11.60

Options outstanding at December 31, 2005	1,417,857	$16.14

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Additional information concerning options outstanding and options exercisable at December 31, 2005 is summarized as follows:

	Options Outstanding			Options Exercisable
	Number	Weighted Average		Number	Weighted Average Exercise Price
Exercise Price Range		Remaining Life (in years)	Exercise Price
$ 8.61 - $11.16	400,349	7	$10.83	400,349	$10.83
11.45 - 14.45	396,018	5	12.24	396,018	12.24
19.45 - 21.13	374,110	8	19.86	374,110	19.86
25.25 - 32.46	247,380	9	25.36	247,380	25.36

Stock Options Awarded Prior to January 1, 2006

All stock options are fixed options that were granted at exercise prices equal to the fair value of People’s common stock at the respective grant dates. Therefore, in accordance with APB Opinion No. 25, compensation expense was not recognized with respect to these options. If People’s had adopted the alternative fair-value-based method defined in SFAS No. 123, the grant-date fair value of options would have been recognized as compensation expense over the vesting period. The estimated per-share fair value of options granted in 2005, 2004 and 2003 was approximately $5.00, $3.70 and $1.50, respectively, using the Black-Scholes option-pricing model with assumptions as follows: dividend yield of 3.0% in 2005, 3.4% in 2004 and 5.3% in 2003; expected volatility rate of 25% in all years; risk-free interest rate of 3.8% in 2005, 3.0% in 2004 and 2.8% in 2003; and expected option life of 5 years. Note 1 discloses the effect on net income and earnings per common share if People’s had applied the fair value recognition provisions of SFAS No. 123 using these assumptions.

On December 22, 2005, People’s accelerated the vesting of all unvested stock options previously awarded to employees that were outstanding at that time. Shares of common stock acquired pursuant to the exercise of an accelerated option may not be sold or otherwise transferred until the earlier of (a) the date the option would have vested under the terms on which it was initially awarded, or (b) termination of the option holder’s employment with People’s. The purpose of the acceleration was to eliminate compensation expense associated with these options in future years upon the adoption of SFAS No. 123-R in the first quarter of 2006. As a result of the acceleration, options to purchase 0.9 million shares of common stock became immediately exercisable. Substantially all of these options were in-the-money at the time of acceleration. The accelerated vesting of these options eliminated potential

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

pre-tax compensation expense through 2008 of approximately $1.7 million, including approximately $0.8 million in 2006. People’s recorded a one-time charge of $0.7 million in 2005 as a result of the accelerated vesting, which is included in compensation and benefits in the Consolidated Statements of Income.

Stock Options Awarded in 2006

People’s granted 260,932 stock options in the first quarter of 2006 and none in the second and third quarters of 2006. All stock options are non-statutory fixed options that were granted at exercise prices equal to the fair value of People’s common stock at the respective grant dates. The estimated weighted-average grant-date fair value of these options was $6.46 per share, using the Black-Scholes option-pricing model with assumptions as follows: dividend yield of 2.8%; expected volatility rate of 23%; risk-free interest rate of 4.6%; and expected option life of 5 years. Expected volatilities were based on historical volatilities from People’s traded common stock. The expected term of stock options represents the period of time that options granted are expected to be outstanding. People’s used historical data to estimate voluntary suboptimal (early) exercises by continuing employees, and estimates of post-vest option exercise or forfeiture by terminated employees. Suboptimal exercise data and employee termination estimates are incorporated into Monte Carlo simulations of People’s common stock prices to calculate the expected term. The risk-free interest rate approximated the U.S. Treasury yield curve at the time of the grant.

Compensation expense is recognized on a straight-line basis generally over the option vesting period and totaled $0.2 million for the nine months ended September 30, 2006. Amortization of these unvested stock options is expected to be recognized over the remaining weighted-average period of 3.3 years. Unamortized compensation cost for unvested stock options, which reflects an estimated forfeiture rate, totaled $1.1 million at September 30, 2006.

Prior to adopting SFAS No. 123-R, People’s presented income tax-related benefits of deductions resulting from the exercise of stock options and vesting of restricted stock as an operating activity in the Consolidated Statements of Cash Flows. SFAS No. 123-R requires the cash flows from income tax-related benefits resulting from income tax deductions in excess of the compensation expense recognized for those stock options and restricted stock to be classified as a financing activity. An excess income tax benefit of $1.9 million was classified as a financing activity for the nine months ended September 30, 2006.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following is a summary of activity in stock options for the nine months ended September 30, 2006:

	Shares Subject To Option	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2005	1,417,857	$16.14
Granted	260,932	31.31
Forfeited	(1,260)	31.31
Exercised	(242,474)	13.93

Options outstanding at September 30, 2006	1,435,055	$19.26	7.0	$29.0

Options exercisable at September 30, 2006	1,175,383	$16.60	6.4	$26.9

The weighted-average grant-date fair value of stock options granted during the nine months ended September 30, 2006 was $6.46 per share (no options were granted in the second and third quarters of 2006). The total intrinsic value of stock options exercised in the nine months ended September 30, 2006 was $4.5 million.

Restricted Stock Awards

People’s has also granted restricted stock awards under the Incentive Plan. Employees become fully vested in these shares generally after a three- or four-year period, with requisite service conditions and no performance-based conditions to such vesting. Unvested restricted stock awards become fully vested in the event of a change in control, as defined in the Incentive Plan. During the vesting period, dividends are accrued on the restricted stock and the recipients are entitled to vote these restricted shares. The fair value of restricted stock awards is measured at the grant date based on quoted market prices.

The total number of restricted shares awarded during 2005, 2004 and 2003 was 101,691 shares, 172,379 shares and 153,731 shares, respectively, with weighted average fair values at the grant dates of $25.40, $19.81 and $11.32, respectively. A total of 330,778 unvested shares were outstanding at December 31, 2005. Amortization of these restricted stock grants resulted in compensation expense of $2.1 million, $2.0 million and $2.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following is a summary of activity in restricted stock awards for the nine months ended September 30, 2006:

	Shares	Weighted-Average Grant Date Fair Value
Unvested restricted shares outstanding at December 31, 2005	330,778	$18.74
Granted	259,804	33.45
Forfeited	(12,990)	19.55
Vested	(130,549)	14.62

Unvested restricted shares outstanding at September 30, 2006	447,043	$28.47

Straight-line amortization of unvested restricted stock awards is expected to be recognized over the remaining weighted-average period of 2.6 years and resulted in compensation expense of $1.7 million for the nine months ended September 30, 2006. Unamortized compensation cost for unvested restricted stock awards, which reflects an estimated forfeiture rate, totaled $8.3 million at September 30, 2006. The total fair value of restricted stock awards vested during the nine months ended September 30, 2006 was $4.0 million.

Stock Price Appreciation Unit Plan

People’s 1995 Stock Price Appreciation Unit Plan (the “Unit Plan”) provides for grants of up to 5,737,500 stock price appreciation units to officers and employees. Under the Unit Plan, participants are granted units that entitle the holder to receive a cash payment from People’s upon exercise equal to the difference between (i) the fair value of People’s common stock at that time and (ii) the base price of such units. The base price equals the fair value of People’s common stock at the grant date. The units are exercisable 50% after three years and 100% after four years, and expire, if unexercised, after ten years.

In August 1998, People’s entered into agreements with the holders of stock price appreciation units then outstanding. A “Cap Price” of $12.67 (the fair value of People’s common stock on the agreement date) was established for units that had a base price below $12.67 (the “Capped Units”). Upon exercise, the holder of a Capped Unit will receive a cash payment from People’s equal to the excess of (i) the Cap Price (or, if lower, the then-current fair value of People’s common stock) over (ii) the base price. Each holder of Capped Units received an equal number of stock options under the Incentive Plan, which have an exercise price equal to the Cap Price of $12.67. These stock options must be exercised at the same time the Capped Units are exercised.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

At December 31, 2005, all stock appreciation units had been exercised. Included in compensation and benefits expense is a charge of $0.7 million related to the Unit Plan for the year ended December 31, 2003 (none in 2005 and 2004).

The following is a summary of activity in stock appreciation units under the Unit Plan:

	Number of Units	Weighted Average Base Price
Units outstanding at December 31, 2002	551,820	$7.66
Forfeited	(10,293)	6.80
Exercised	(238,387)	7.99

Units outstanding at December 31, 2003	303,140	7.43
Forfeited	—	—
Exercised	(267,363)	7.16

Units outstanding at December 31, 2004	35,777	9.38
Forfeited	—	—
Exercised	(35,777)	9.38

Units outstanding at December 31, 2005	—	$—

Directors’ Equity Compensation Plan

The Second Amended and Restated People’s Bank Directors’ Equity Compensation Plan (the “Directors’ Plan”) provided for an annual award of 4,500 shares of People’s common stock to each non-employee director immediately following each annual meeting of shareholders. The Directors’ Plan was adopted in 2000 as the successor plan to the People’s Bank Director’s Stock Unit Plan. There were 27,562 shares available for issuance at December 31, 2005. Expense of $0.8 million, $0.8 million and $0.5 million was recognized for the years ended December 31, 2005, 2004 and 2003, respectively, for the Directors’ Plan.

The Third Amended and Restated People’s Bank Directors’ Equity Compensation Plan (“Directors’ Equity Plan”) was adopted in 2006 as the successor plan to the Directors’ Plan. The Directors’ Equity Plan provides for an annual award of $95,000 worth of shares of People’s common stock to each non-employee director immediately following each annual meeting of shareholders. Shares of People’s common stock issued pursuant to the Directors’ Equity Plan are not transferable until the third anniversary of the grant date or, if earlier, upon the director’s cessation of service.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

A total of 425,000 shares of People’s common stock are reserved for issuance under the Directors’ Equity Plan. In April 2006, directors were granted a total of 25,173 shares of People’s common stock based on a grant-date fair value of $33.97 per share. Expense is recognized on a straight-line basis over a one-year period and $0.7 million was recognized for the nine months ended September 30, 2006 for the Directors’ Equity Plan and the predecessor Directors’ Plan. There were 202,389 shares available for issuance at September 30, 2006.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 17 – Financial Instruments

In the normal course of business, People’s is a party to both on-balance-sheet and off-balance-sheet financial instruments involving, to varying degrees, elements of credit risk and interest rate risk in addition to the amounts recognized in the Consolidated Statements of Condition. The contractual amounts of off-balance-sheet instruments reflect the extent of People’s involvement in particular classes of financial instruments.

A summary of the contractual or notional amounts of People’s financial instruments follows:

	September 30, 2006	December 31,
(in millions)		2005	2004
Lending-Related Instruments: (1)
Loan origination commitments and unadvanced lines of credit:
Consumer	$1,350.0	$1,309.0	$1,040.0
Commercial	1,109.5	980.4	757.4
Commercial real estate finance	726.3	572.1	462.9
Residential mortgage	93.6	71.8	189.2
Letters of credit	43.3	41.1	34.9

Derivative Financial Instruments: (2)
Interest rate floors	700.0	400.0	—
Interest rate swaps	9.3	9.6	26.2
Foreign exchange contracts	13.3	17.4	—
Forward commitments to sell residential mortgage loans	30.1	16.3	20.3
Interest rate-lock commitments on residential mortgage loans	30.9	16.9	22.5

(1)	The contractual amounts of these financial instruments represent People’s maximum potential exposure to credit loss, assuming (i) the instruments are fully funded at a later date, (ii) the borrower does not meet contractual repayment obligations, and (iii) any collateral or other security proves to be worthless.
(2)	The contractual or notional amounts of these financial instruments are substantially greater than People’s maximum potential exposure to credit loss.

Lending-Related Instruments

The contractual amounts of People’s lending-related financial instruments do not necessarily represent future cash requirements since certain of these instruments may expire without being funded and others may not be fully drawn upon. These instruments are subject to People’s credit approval process, including an evaluation of the customer’s creditworthiness and related collateral requirements. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. The geographic distribution of People’s lending-related financial instruments is similar to the distribution of its loan portfolio, as described in Note 5.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

People’s issues both stand-by and commercial letters of credit. Stand-by letters of credit are conditional commitments issued by People’s to guarantee the performance of a customer to a third party. The letter of credit is generally extended for an average term of one year and secured similar to existing extensions of credit. For each letter of credit issued, if the customer fails to perform under the terms of the agreement, People’s would have to fulfill the terms of the letter of credit. The fair value of People’s obligations relating to $42.4 million of stand-by letters of credit at September 30, 2006 was $0.3 million, which is included in other liabilities in the Consolidated Statements of Condition. The credit risk involved in issuing stand-by letters of credit is essentially the same as that involved in extending loan facilities to customers.

A commercial letter of credit is normally a short-term instrument issued by a financial institution on behalf of its customer. The letter of credit authorizes a beneficiary to draw drafts on the financial institution or one of its correspondent banks, provided the terms and conditions of the letter of credit have been met. In issuing a commercial letter of credit, the financial institution has substituted its credit standing for that of its customer. After drafts are paid by the financial institution, the customer is charged or an obligation is created under an existing reimbursement agreement. An advance under a reimbursement agreement is recorded as a loan by the financial institution and is subject to terms and conditions similar to other commercial obligations.

Derivative Financial Instruments

People’s uses derivative financial instruments for risk management purposes and not for trading or speculative purposes. People’s controls the credit risk of these instruments through collateral, credit approvals and monitoring procedures. Under netting arrangements collateral is obtained, when appropriate, through physical delivery of securities or cash to reduce People’s exposure to credit losses in the event of non-performance by the counterparties to these transactions. People’s also controls its counterparty risk by entering into arrangements only with highly-rated counterparties that are specifically approved by People’s up to a maximum credit exposure. People’s credit exposure on its derivative contracts, representing those contracts with net positive fair values including the effect of bilateral netting, amounted to $13.7 million at September 30, 2006 and $6.0 million at December 31, 2005 (none at December 31, 2004).

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

People’s principal derivative positions outstanding at September 30, 2006 and December 31, 2005 were interest rate floors accounted for as cash flow hedges relating to long-term commercial loans that reprice based on the one-month LIBOR-index rate. The interest rate floors purchased in January 2006 and December 2005 were terminated in September 2006 and new interest rate floors with the same notional amounts and higher strike rates than the terminated interest rate floors were purchased. Hedge ineffectiveness recorded in 2006 and 2005 was insignificant. To a much lesser extent, People’s engages in derivative transactions accounted for as fair value hedges. The ineffective portion of hedge results related to fair value hedges recorded in 2006, 2005, 2004 and 2003 was insignificant.

The following sections further discuss each class of derivative financial instrument used by People’s, including management’s principal objectives and risk management strategies.

Interest Rate Floors

Interest rate floors are a type of option contract that exercises when the underlying interest rate falls below a specified strike rate. People’s purchased interest rate floors for the purpose of partially managing its exposure to decreases in the one-month LIBOR-index rate used to reprice certain long-term commercial loans. If the one-month LIBOR-index rate falls below the specified strike rate, People’s would receive an interest payment on the interest rate floor equal to the difference between the one-month LIBOR-index rate on the reset date and the strike rate.

The change in fair value of a derivative that is highly effective, and is designated and qualifies as a cash flow hedge, is recorded in accumulated other comprehensive income or loss until earnings are affected by the variability in cash flows of the designated hedged item. The fair value of interest rate floors at September 30, 2006 reflected the unamortized premium and unrealized loss (with a corresponding charge to accumulated other comprehensive loss, after applicable taxes). The unrealized loss in accumulated other comprehensive loss of $4.1 million at September 30, 2006 represented the highly effective changes in market values resulting from increases in interest rates since the original dates the interest rate floors were purchased. Interest rate floors outstanding at September 30, 2006 mature in 2011.

The group of individual transactions being hedged is People’s one-month Libor-index commercial loan monthly interest cash flows. People’s has identified the hedged forecasted transaction as the first one-month Libor-index interest payments received on commercial loans. These are individual transactions that share the same risk

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

exposure, because the interest payments received on the one-month Libor-index commercial loans are subject to interest rate risk related to changes in the one-month Libor rate. The occurrence of one-month Libor interest payment cash flows is probable, as the aggregate principal balance of the one-month Libor-index rate commercial loan portfolio underlying the interest payments is maintained at an amount sufficiently greater than the notional amount of the interest rate floors. Prepayment of a given loan is not expected to have an effect on the hedging relationship, as the aggregate principal balance of the one-month Libor-index rate commercial loan portfolio underlying the interest payments is maintained at an amount sufficiently greater than the notional amount of the interest rate floors.

Interest Rate Swaps

People’s pay fixed/receive floating swaps, which are accounted for as fair value hedges, are used to hedge the change in fair value of certain long-term, fixed-rate commercial real estate finance loans from rising interest rates. Under interest rate swaps, People’s agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount. People’s enters into these transactions to match more closely the repricing of its assets and liabilities, and to reduce its exposure to increases in interest rates and their effect on interest income and interest expense. For example, certain fixed rate assets may be funded with floating rate borrowings. People’s enters into interest rate swaps in which it pays a fixed rate and receives a floating rate, in order to effectively “match fund” the asset and liability.

The change in fair value of a derivative that is highly effective, and is designated and qualifies as a fair value hedge, is recorded in earnings. The change in fair value on the hedged asset or liability is also recorded in earnings. People’s liability at September 30, 2006, December 31, 2005 and 2004 of $0.2 million, $0.4 million and $1.3 million, respectively, represented the unrealized losses at those dates on these fair value hedges. Interest rate swaps outstanding at September 30, 2006 mature as follows: $2 million in 2011; $5 million in 2012; and $2 million thereafter.

The net effect of interest rate floors, swaps and corridors was to decrease net interest income by $0.5 million for the nine months ended September 30, 2006, and $0.4 million, $3.9 million and $20.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, other non-interest income included $0.1 million and other non-interest expense included $0.4 million relating to the cancellations of

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

certain interest rates swaps. People’s cancelled interest rate swaps and interest rate corridors with notional amounts of $335 million and $435 million, respectively, in 2004 as part of a balance sheet restructuring. Costs associated with the cancellation of these derivatives are included in liability restructuring costs or gain on sale of discontinued operations in the Consolidated Statements of Income. At December 31, 2005 and 2004, there were no interest rate corridors remaining.

Forward Exchange Contracts

Foreign exchange forward contracts are commitments to buy or sell foreign currency on a future date at a contractual price. People’s uses these instruments to eliminate its exposure to foreign currency exchange rate risk on certain of its commercial loans that are denominated in foreign currencies. Gains and losses on foreign exchange contracts substantially offset the translation gains and losses.

Forward Commitments to Sell and Interest Rate-Lock Commitments on Residential Mortgage Loans

People’s enters into forward commitments to sell fixed-rate residential mortgage loans in order to reduce the market risk associated with originating loans for sale in the secondary market. In order to fulfill a forward commitment, People’s delivers originated loans at prices or yields specified by the contract. The risks associated with such contracts arise from the possible inability of counterparties to meet the contract terms or People’s inability to originate the necessary loans. Gains and losses realized on the forward contracts are reported in the Consolidated Statements of Income as a component of the net gains on sales of residential mortgage loans. In the normal course of business, People’s will commit to an interest rate on a mortgage loan application at a time after the application is approved by People’s. The risks associated with these interest rate-lock commitments arise if market interest rates change prior to the closing of these loans. Both forward sales commitments and interest rate-lock commitments made to borrowers are accounted for as derivatives and are reflected in the Consolidated Statements of Condition at fair value. See Note 19.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following is a summary of certain information concerning People’s derivative financial instruments utilized for risk management purposes:

	September 30, 2006		December 31,
(dollars in millions)			2005		2004
Interest Rate Floors:
Notional principal amounts	$700.0		$400.0		$—
Weighted average strike rate	5.00%		4.30%		—
Weighted average remaining term to maturity (in months)	52		60		—
Fair value recognized as an asset	$13.8		$5.9		$—
Interest Rate Swaps:
Notional principal amounts:
Pay fixed rate/receive floating rate	$9.3		$9.6		$26.2
Weighted average interest rates:
Pay fixed (receive floating)	5.51	%(5.33%)	5.51	%(4.29%)	5.07	%(2.28%)
Weighted average remaining term to maturity (in months)	76		85		86
Fair value recognized as a liability	$0.2		$0.4		$1.3
Foreign Exchange Contracts:
Notional principal amounts	$13.3		$17.4		$—
Weighted average remaining term to maturity (in months)	2		3		—
Fair value recognized as an asset	$0.1		$—		$—

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 18 – Legal Proceedings and Lease Commitments

Legal Proceedings

On July 12, 2005, People’s was served with a summons and complaint naming it as one of several defendants in a lawsuit filed by a group of retail merchants in the United States District Court for the District of Connecticut. This case was subsequently transferred to the United States District Court for the Eastern District of New York in October 2005. Four similar lawsuits naming People’s as a defendant have since been filed by: four retail trade associations; a food-services industry wholesaler; a booksellers’ trade association; and a group of supermarkets and supermarket trade association, respectively, in the United States District Court for the Eastern District of New York. Two of these additional lawsuits were filed on September 23, 2005 and the other two lawsuits were filed on November 14, 2005. On August 2, 2006, a separate class of retail merchants filed a similar lawsuit in the United States District Court for the District of South Carolina, naming People’s as a defendant. Other defendants in each lawsuit include VISA and MasterCard, as well as many banks across the country that issue (or at one time issued) VISA and/or MasterCard-branded credit cards. Each of these cases (except for the case filed in August 2006) has been consolidated for pretrial purposes in the United States District Court for the Eastern District of New York.

The plaintiffs allege that the defendants violated U.S. antitrust laws in connection with the imposition of “interchange” fees charged to merchants who accepted VISA and MasterCard credit cards as payment for sales of merchandise to the merchants’ customers. The trade association plaintiffs allege similar violations stemming from interchange fees charged to them when they accepted VISA and MasterCard credit cards as payment for various transactions with their members. The plaintiffs in each case are seeking to have the lawsuits certified as class actions.

People’s sold its credit card business to The Royal Bank of Scotland Group effective March 5, 2004.

On April 24, 2006, the plaintiffs in the cases consolidated in the United States District Court for the Eastern District of New York filed a consolidated amended complaint. People’s was not named as a defendant in the amended complaint. On August 29, 2006, the plaintiff in the case filed in United States District Court for the District of South Carolina filed a First Amended Class Action Complaint. People’s was not named as a defendant in the amended complaint.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

In the normal course of business, People’s is subject to various other legal proceedings. Management has discussed the nature of these legal proceedings with legal counsel. In the opinion of management, People’s financial condition or results of operations will not be affected materially as a result of the outcome of these other legal proceedings.

Lease Commitments

At December 31, 2005, People’s was obligated under various noncancelable operating leases for office space, which expire on various dates through 2027. Certain leases contain renewal options and provide for increased rentals based principally on the consumer price index and fair market rental value provisions. The future minimum rental commitments under operating leases in excess of one year at December 31, 2005 were: $18.1 million in 2006; $18.3 million in 2007; $15.9 million in 2008; $15.1 million in 2009; $13.7 million in 2010; and an aggregate of $34.1 million in 2011 through 2027. Rent expense under operating leases was $13.3 million and $12.6 for the nine months ended September 30, 2006 and 2005, respectively, and $17.5 million, $16.8 million and $16.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 19 – Fair Values of Financial Instruments

The following is a summary of the carrying amounts and estimated fair values of People’s financial instruments:

	September 30, 2006		December 31,
			2005		2004
(in millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$535.4	$535.4	$423.5	$423.5	$333.2	$333.2
Securities (1)	201.9	201.9	1,363.0	1,363.0	2,071.2	2,071.2
Securities purchased under agreements to resell	—	—	25.0	24.8	—	—
Loans, net	9,110.9	9,114.3	8,497.9	8,547.2	7,860.9	8,029.5
Accrued interest receivable	43.6	43.6	42.7	42.7	37.4	37.4

Financial liabilities:
Time deposits	3,520.1	3,498.9	2,962.1	2,933.9	2,402.2	2,392.8
Other deposits	5,458.5	5,458.5	6,120.5	6,120.5	6,459.8	6,459.8
Federal funds purchased	13.6	13.6	269.9	269.9	240.8	240.8
FHLB advances	—	—	25.0	25.0	100.0	100.0
Subordinated notes	108.8	119.2	108.6	122.1	121.8	143.9
Accrued interest payable	2.8	2.8	3.6	3.6	3.5	3.5

Derivative financial instruments: (2)
Recognized as an asset:
Interest rate floors	13.8	13.8	5.9	5.9	—	—
Forward commitments to sell residential mortgage loans	—	—	—	—	0.1	0.1
Foreign exchange contracts	0.1	0.1	—	—	—	—
Recognized as a liability:
Interest rate swaps	0.2	0.2	0.4	0.4	1.3	1.3
Interest rate-lock commitments on residential mortgage loans	—	—	—	—	0.1	0.1

(1)	Includes trading account securities of $29.5 million at September 30, 2006 and $27.3 million and $11.7 million at December 31, 2005 and 2004, respectively. No other financial instruments in this table were held for trading purposes.
(2)	See Note 17 for a further discussion of derivative financial instruments. People’s has certain off-balance-sheet financial instruments, as described in Note 17, with carrying amounts that primarily consist of deferred fee income and other accruals. The estimated fair values of these other instruments approximated the carrying amounts, which were not significant.

SFAS No. 107 requires disclosures about the fair values of financial instruments for which it is practicable to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

management using techniques such as discounted cash flow analysis and comparison to similar instruments. These estimates are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect possible tax ramifications or estimated transaction costs.

The following is a description of the principal valuation methods used by People’s to estimate the fair values of its financial assets and liabilities:

Securities

The fair values of securities were based primarily upon market prices or dealer quotes. Certain fair values were estimated using independent pricing models or were based on comparisons to market prices of similar securities.

Loans

For valuation purposes, the loan portfolio was segregated into its significant categories, which are residential mortgage, commercial real estate finance, commercial and consumer. These categories were further segregated, where appropriate, into components based on significant financial characteristics such as type of interest rate (fixed or adjustable) and payment status (performing or non-performing). Fair values were estimated for each component using a valuation method selected by management.

The fair values of performing residential mortgage, commercial real estate finance, commercial and consumer loans were estimated by discounting the anticipated cash flows from the respective portfolios. Estimates of the timing and amount of these cash flows considered factors such as future loan prepayments and credit losses. The discount rates reflected current market rates for loans with similar terms to borrowers of similar credit quality. The fair values of non-performing loans were based on recent collateral appraisals or management’s analysis of estimated cash flows discounted at rates commensurate with the credit risk involved.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The fair value of home equity lines of credit was based on the outstanding loan balances, as required by SFAS No. 107, and, therefore, does not reflect the value associated with earnings from future loans to existing customers. Management believes that the fair value of these customer relationships has a substantial intangible value separate from the loan balances currently outstanding.

Deposit Liabilities

The fair values of time deposits represent contractual cash flows discounted using interest rates currently offered on time deposits with similar characteristics and remaining maturities. In accordance with SFAS No. 107, the fair values of other deposit liabilities (those with no stated maturity, such as checking and savings accounts) are equal to the carrying amounts payable on demand. As required by SFAS No. 107, deposit fair values do not include the intangible value of core deposit relationships that comprise a significant portion of People’s deposit base. Management believes that People’s core deposit relationships provide a relatively stable, low-cost funding source that has a substantial intangible value separate from the deposit balances.

Borrowings and Subordinated Notes

The fair values of FHLB advances represent contractual repayments discounted using interest rates currently available on advances with similar characteristics and remaining maturities. The fair values of subordinated notes were based on dealer quotes.

Other Financial Assets and Liabilities

The fair value of securities purchased under agreements to resell was estimated using an independent pricing model. Cash and cash equivalents, accrued interest receivable and payable, and federal funds purchased have fair values that approximate the respective carrying amounts because the instruments are payable on demand or have short-term maturities, and present relatively low credit risk and interest rate risk.

Derivative Financial Instruments

The carrying amounts for interest rate floors and interest rate swaps represent fair values. The fair values of interest rate floors and interest rate swaps were estimated using a valuation model based on market interest rates and other pricing terms prevailing for similar agreements at the valuation date. These fair values approximate the amounts that People’s would receive or pay to terminate the interest rate floors and interest rate swaps at the valuation date. The carrying amount for foreign exchange contracts represents fair value. The fair value of foreign exchange

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

contracts was estimated using a valuation model based on market interest rates and other pricing terms prevailing for similar agreements at the valuation date. The fair values of forward commitments to sell and interest rate-lock commitments on fixed-rate residential mortgage loans were estimated based on current secondary market prices for commitments with similar terms.

Off-Balance-Sheet Financial Instruments

The estimated fair values of People’s off-balance-sheet financial instruments approximate the respective carrying amounts. These include commitments to extend credit and unadvanced lines of credit for which fair values were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers.

NOTE 20 – Business Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public companies to report (i) certain financial and descriptive information about “reportable operating segments,” as defined, and (ii) certain enterprise-wide financial information about products and services, geographic areas and major customers. Operating segment information is reported using a “management approach” that is based on the way management organizes the segments for purposes of making operating decisions and assessing performance.

People’s reportable operating segments are as follows:

Commercial Banking consists principally of commercial lending, commercial real estate finance lending and commercial deposit gathering activities. This segment also includes cash management, correspondent banking, municipal banking, as well as the equipment financing operations of PCLC.

Consumer Financial Services includes, as its principal business lines, consumer deposit gathering activities, residential mortgage lending and home equity and other consumer lending. In addition to trust services, this segment also includes brokerage, financial advisory services, investment management services and life insurance provided by PSI, and other insurance services provided through RC Knox.

Treasury encompasses the securities portfolio, short-term investments and wholesale funding activities, such as borrowings, and the Funding Center, which includes the impact of derivative instruments used for risk management purposes.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

People’s business segment disclosure is based on information generated by an internal profitability reporting system, which generates information by operating segment based on a series of management estimates and allocations regarding funds transfer pricing (“FTP”), the provision for loan losses, non-interest expense and income taxes. These estimates and allocations, some of which can be subjective in nature, are continually being reviewed and refined. Any changes in estimates and allocations that may affect the reported results of a business segment will not affect the consolidated financial position or results of operation of People’s as a whole. Certain reclassifications have been made to prior year amounts to conform to the current presentation (see below).

FTP is used in the calculation of the respective operating segment’s net interest income, and measures the value of funds used in and provided by an operating segment. Under this process, a money desk buys funds from liability-generating business lines (such as consumer deposits) and sells funds to asset-generating business lines (such as commercial lending). The price at which funds are bought and sold on any given day is set by People’s Treasury group and is based on the wholesale cost to People’s of assets and liabilities with similar maturities. Liability-generating businesses sell newly originated liabilities to the money desk and recognize a funding credit, while asset-generating businesses buy funding for newly originated assets from the money desk and recognize a funding charge. Once funding for an asset is purchased from or a liability is sold to the money desk, the price that is set by the Treasury group will remain with that asset or liability until it matures or reprices, which effectively transfers responsibility for managing interest rate risk to the Treasury group. This process results in a difference, which is reflected in the Funding Center as part of Treasury.

In the second quarter of 2006, the results of the Funding Center, previously included in Other, were reclassified to Treasury. In the first quarter of 2006, People’s revised its FTP methodology assumptions relating to those deposit products with indeterminate maturities, based on a comprehensive historical analysis of the implied maturities and repricing characteristics of those deposits. As a result, the duration for most of those deposits was lengthened, which in turn increased their value and corresponding FTP credit. Segment information for all periods presented reflects the changes resulting from the reclassification of the Funding Center to Treasury and the revised FTP methodology assumptions.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The provision for loan losses for the Commercial Banking and Consumer Financial Services segments is generally based on a five-year rolling average net charge-off rate for the respective operating segment. The provision for loan losses for the national consumer loan portfolio is based on the actual loan loss provision for the year.

People’s allocates a majority of non-interest expenses to the operating segments using a full-absorption costing process. Direct and indirect costs are analyzed and pooled by process and assigned to the appropriate operating segment. Corporate overhead costs are assigned to operating segments using a standard allocation process. Income tax expense is allocated to each operating segment using a constant rate, based on an estimate of the consolidated effective income tax rate for the year.

The category “Other” includes the residual financial impact from the allocation of revenues and expenses and certain revenues and expenses not attributable to a particular segment This category also includes: revenues and expenses relating to the national consumer loan portfolio; liability restructuring costs in 2004 and 2003; other nonrecurring expenses; and income from discontinued operations, including the gain on sale of the credit card business, and benefits from completed IRS audits in each year. Total assets at year end for each reportable operating segment represent earning assets. Included in “Other” are assets such as cash, national consumer loans, premises and equipment, assets of discontinued operations (in 2003), and other assets.

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

The following tables provide selected financial information for People’s reportable operating segments:

Nine months ended September 30, 2006 (in millions)	Commercial Banking	Consumer Financial Services	Treasury	Total Reportable Segments	Other	Total Consolidated
Net interest income	$96.6	$194.2	$(21.1)	$269.7	$16.6	$286.3
Provision for loan losses	7.7	2.3	—	10.0	(8.0)	2.0
Non-interest income	15.4	105.3	(20.6)	100.1	2.0	102.1
Non-interest expense	57.9	196.5	1.1	255.5	5.8	261.3

Income (loss) from continuing operations before income tax expense (benefit)	46.4	100.7	(42.8)	104.3	20.8	125.1
Income tax expense (benefit)	16.3	35.6	(17.3)	34.6	7.5	42.1

Income (loss) from continuing operations	30.1	65.1	(25.5)	69.7	13.3	83.0

Income from discontinued operations	—	—	—	—	1.7	1.7

Net income (loss)	$30.1	$65.1	$(25.5)	$69.7	$15.0	$84.7

Total assets at end of period	$4,001.5	$5,333.1	$546.1	$9,880.7	$731.4	$10,612.1

Nine months ended September 30, 2005 (in millions)	Commercial Banking	Consumer Financial Services	Treasury	Total Reportable Segments	Other	Total Consolidated
Net interest income	$97.4	$200.5	$(34.2)	$263.7	$12.7	$276.4
Provision for loan losses	6.9	2.7	—	9.6	(6.3)	3.3
Non-interest income	18.6	98.3	1.9	118.8	2.3	121.1
Non-interest expense	54.9	194.0	1.3	250.2	3.6	253.8

Income (loss) from continuing operations before income tax expense (benefit)	54.2	102.1	(33.6)	122.7	17.7	140.4
Income tax expense (benefit)	18.9	37.0	(11.8)	44.1	4.7	48.8

Income (loss) from continuing operations	35.3	65.1	(21.8)	78.6	13.0	91.6

Income from discontinued operations, net of tax	—	—	—	—	4.1	4.1
Gain on sale of discontinued operations, net of tax	—	—	—	—	6.2	6.2

Income from discontinued operations	—	—	—	—	10.3	10.3

Net income (loss)	$35.3	$65.1	$(21.8)	$78.6	$23.3	$101.9

Total assets at end of period	$3,659.2	$4,859.6	$1,749.6	$10,268.4	$622.7	$10,891.1

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

Year ended December 31, 2005 (in millions)	Commercial Banking	Consumer Financial Services	Treasury	Total Reportable Segments	Other	Total Consolidated
Net interest income	$129.7	$266.4	$(43.0)	$353.1	$16.6	$369.7
Provision for loan losses	9.4	3.5	—	12.9	(4.3)	8.6
Non-interest income	23.7	143.5	4.1	171.3	2.0	173.3
Non-interest expense	73.7	259.4	1.4	334.5	9.9	344.4

Income (loss) from continuing operations before income tax expense (benefit)	70.3	147.0	(40.3)	177.0	13.0	190.0
Income tax expense (benefit)	24.6	52.8	(15.3)	62.1	2.0	64.1

Income (loss) from continuing operations	45.7	94.2	(25.0)	114.9	11.0	125.9

Income from discontinued operations, net of tax	—	—	—	—	5.0	5.0
Gain on sale of discontinued operations, net of tax	—	—	—	—	6.2	6.2

Income from discontinued operations	—	—	—	—	11.2	11.2

Net income (loss)	$45.7	$94.2	$(25.0)	$114.9	$22.2	$137.1

Total assets at year end	$3,812.2	$4,900.7	$1,553.2	$10,266.1	$666.4	$10,932.5

Year ended December 31, 2004 (in millions)	Commercial Banking	Consumer Financial Services	Treasury	Total Reportable Segments	Other	Total Consolidated
Net interest income	$125.8	$268.0	$(88.4)	$305.4	$21.7	$327.1
Provision for loan losses	8.8	3.3	—	12.1	1.2	13.3
Non-interest income	19.8	129.5	(4.4)	144.9	6.8	151.7
Non-interest expense	67.4	252.1	0.2	319.7	160.0	479.7

Income (loss) from continuing operations before income tax expense (benefit)	69.4	142.1	(93.0)	118.5	(132.7)	(14.2)
Income tax expense (benefit)	24.3	52.1	(32.5)	43.9	(52.5)	(8.6)

Income (loss) from continuing operations	45.1	90.0	(60.5)	74.6	(80.2)	(5.6)

Income from discontinued operations, net of tax	—	—	—	—	6.8	6.8
Gain on sale of discontinued operations, net of tax	—	—	—	—	198.5	198.5

Income from discontinued operations	—	—	—	—	205.3	205.3

Net income (loss)	$45.1	$90.0	$(60.5)	$74.6	$125.1	$199.7

Total assets at year end	$3,531.8	$4,487.9	$2,086.8	$10,106.5	$611.4	$10,717.9

Year ended December 31, 2003 (in millions)	Commercial Banking	Consumer Financial Services	Treasury	Total Reportable Segments	Other	Total Consolidated
Net interest income	$120.3	$264.3	$(110.2)	$274.4	$7.2	$281.6
Provision for loan losses	7.1	2.3	—	9.4	7.3	16.7
Non-interest income	22.4	138.3	(0.3)	160.4	5.9	166.3
Non-interest expense	60.1	258.1	3.4	321.6	24.4	346.0

Income (loss) from continuing operations before income tax expense (benefit)	75.5	142.2	(113.9)	103.8	(18.6)	85.2
Income tax expense (benefit)	25.1	49.6	(40.1)	34.6	(12.1)	22.5

Income (loss) from continuing operations	50.4	92.6	(73.8)	69.2	(6.5)	62.7
Income from discontinued operations, net of tax	—	—	—	—	1.1	1.1

Net income (loss)	$50.4	$92.6	$(73.8)	$69.2	$(5.4)	$63.8

Total assets at year end	$3,040.1	$4,075.1	$2,452.7	$9,567.9	$2,103.6	$11,671.5

People’s Bank and Subsidiaries

Notes to Consolidated Financial Statements

(Information with respect to September 30, 2006 and the nine month periods ended September 30, 2006 and 2005 is unaudited)

NOTE 21 – Discontinued Operations

On March 5, 2004, People’s completed the sale of its credit card business, which included $2.0 billion of credit card receivables, as well as the transfer of its related credit card operations and 420 employees, to The Royal Bank of Scotland Group (“RBS”). Gross proceeds from the sale, after the completion of normal post-closing adjustments, totaled $2.4 billion. The net pre-tax gain on sale of $305.4 million, after deducting transaction-related costs and other adjustments, is included in income from discontinued operations in the Consolidated Statements of Income.

As a result of the sale of the credit card business, the assets and results of operations of this business for all years prior to the sale were reclassified to discontinued operations in the Consolidated Financial Statements. Interest expense was allocated to discontinued operations by applying the weighted-average cost of funds previously used for credit card business segment reporting purposes to the discontinued operation’s average earning assets for 2004 and 2003, with a corresponding reduction in total interest expense in the Consolidated Statements of Income.

The Consolidated Statements of Condition included an accrued liability of $24.3 million at December 31, 2004 for contract termination and other exit costs related to the credit card sale. In 2005, People’s resolved the remaining issues regarding its financial obligations under a contract for the servicing of its credit card portfolio. Therefore, the accrued liability was reversed and a $9.7 million pre-tax gain was recorded, which is included in income from discontinued operations on an after-tax basis for the nine months ended September 30, 2005 and the year ended December 31, 2005, respectively, in the Consolidated Statements of Income. Income from discontinued operations for the nine months ended September 30, 2006 includes an after-tax charge of $0.5 million from the resolution of a contingency related o the credit card sale.

People’s continues to generate recoveries from collection efforts on previously charged-off credit card accounts that were not included in the sale of the credit card business. These recoveries are included in income from discontinued operations in the Consolidated Statements of Income. Recoveries, net of collection costs, totaled $3.4 million and $6.2 million for the nine months ended September 30, 2006 and 2005, respectively, and $7.7 million and $11.2 million for the years ended December 31, 2005 and 2004, respectively.

(Holding Company for People’s Bank)

Up to 172,500,000 Shares of Common Stock

(subject to increase to up to 198,375,000 shares)

PROSPECTUS

RYAN BECK & CO.

__________, 2007

EXPLANATORY NOTE

The prospectus included in this Registration Statement contains two alternative forms of front and back cover pages, one set of which will be used in connection with a subscription offering to our depositors, and the other in an offering to the general public through a syndicate of selected dealers. The front and back cover pages for the syndicated offering prospectus have been labeled “Alternate Cover Page for Syndicated Offering Prospectus.”

This explanatory note will not appear in final prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION – DATED                     , 2006

PROSPECTUS

(Proposed Holding Company for People’s Bank)

Up to 172,500,000 Shares of Common Stock

(subject to increase to up to 198,375,000 shares)

People’s United Financial, Inc. is offering up to 172,500,000 shares of its common stock for sale in connection with the conversion of People’s Bank and People’s Mutual Holdings from the mutual holding company structure to the stock holding company structure. We may increase the maximum number of shares that we sell in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 198,375,000 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of People’s United Financial common stock are being offered for sale at a price of $20.00 per share. People’s Bank common stock is currently listed on the Nasdaq Global Select Market under the trading symbol “PBCT” and we expect People’s United Financial common stock will continue to trade on that market and under that symbol after the offering. Concurrent with the completion of the offering, shares of People’s Bank common stock owned by the public will be exchanged for shares of People’s United Financial common stock so that People’s Bank’s existing public stockholders will own approximately the same percentage of People’s United Financial common stock as they owned of People’s Bank common stock immediately prior to the conversion. In connection with the conversion, we also intend to form The People’s Community Foundation and contribute to it 2,000,000 shares of People’s United Financial common stock and $20.0 million in cash from the offering proceeds.

People’s United Financial is offering these shares for sale to People’s Bank’s depositors in a subscription offering and to the general public through a syndicate of selected dealers. People’s Bank’s depositors have a priority right to purchase shares of People’s United Financial common stock in the subscription offering, and accordingly, the number of shares available for sale in the syndicated offering will be reduced by the number of shares sold in the subscription offering. In order to complete the subscription offering and the syndicated offering we must sell, in the aggregate, a minimum of 127,500,000 shares. The minimum purchase is 25 shares. The syndicated offering is expected to expire on or about [Expiration Date], 2007. However, we may extend this expiration date without notice to you to up to [Extension Date 1], or such later date as the Office of Thrift Supervision may approve, which will not be beyond [Extension Date 2]. The offering must be completed no later than 24 months after People’s Bank’s depositors approve the plan of conversion. After that, the offering may not be extended by us or by the Office of Thrift Supervision. The members of the syndicate will deposit any funds they receive from interested investors prior to closing of the syndicated offering into one or more separate non-interest bearing accounts.

Morgan Stanley & Co. Incorporated is acting as sole book-running manager and Ryan Beck & Co., Inc. is acting as joint lead manager for the syndicated offering, which is being conducted on a best efforts basis. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate is required to purchase any shares in the offering.

Investing in our common stock involves risks. Please read the Risk Factors beginning on page [26].

OFFERING SUMMARY

Price: $20.00 per share

	Minimum	Maximum	Adjusted Maximum
Number of shares	127,500,000	172,500,000	198,375,000

Gross offering proceeds	$2,550,000,000	$3,450,000,000	$3,967,500,000

Estimated offering expenses(1)	$75,950,000	$111,950,000	$132,650,000

Estimated net proceeds	$2,474,050,000	$3,338,050,000	$3,834,850,000

Estimated net proceeds per share	$19.40	$19.35	$19.33

(1)	Includes: (i) selling commissions payable by us to Ryan Beck & Co., Inc. in connection with the subscription offering equal to the lesser of 1% of the aggregate amount of common stock sold in the subscription offering or $12.0 million; (ii) fees and selling commissions payable by us to Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members participating in the syndicated offering equal to 4% of the aggregate amount of common stock sold in the syndicated offering; and (iii) other fees and expenses of the offering estimated to be $10.0 million. Does not include an advisory fee in the amount of $5.0 million payable to Morgan Stanley & Co. Incorporated in the event gross proceeds from the subscription offering equal or exceed $1.75 billion. Also does not include an additional advisory fee in the amount of $2.5 million payable, in People’s Bank’s sole discretion, to Morgan Stanley & Co. Incorporated in the event gross proceeds from the subscription offering equal or exceed $2.5 billion. For information regarding compensation to be received by Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. and the other syndicate members that may participate in the syndicated offering, including the assumptions regarding the number of shares that may be sold in the subscription offering and the syndicated offering to determine the estimated offering expenses, see “Pro Forma Data” on page [ ] and “The Conversion and Offering—Plan of Distribution; Selling Agent Compensation” on page [ ].

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

SOLE BOOK-RUNNING MANAGER

RYAN BECK & CO.

JOINT LEAD MANAGER

The date of this prospectus is                     , 2007

[Alternate Cover Page for Syndicated Offering Prospectus]

(Holding Company for People’s Bank)

Up to 172,500,000 Shares of Common Stock

(subject to increase to up to 198,375,000 shares)

PROSPECTUS

MORGAN STANLEY (Sole Book-Running Manager)

RYAN BECK & CO. (Joint Lead Manager)

                    , 2007

[Alternate Cover Page for Syndicated Offering Prospectus]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*

Description of Fee	Fee
OTS Application for Conversion and H-(e)1-S fee	$12,000
SEC registration fee(1)	740,054
NASDAQ Substitution Listing Event and annual fee	82,500
NASD filing fee(2)	75,000
Printing, postage and mailing	2,800,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	450,000
Proxy solicitation fees and expenses	750,000
Appraiser’s fees and expenses	900,000
Business plan fee	75,000
Marketing fees, selling commissions, and underwriter’s expenses (including counsel fees)(3)	111,630,000
Conversion agent fees and expenses	760,000
Certificate printing	50,000
Miscellaneous	305,446
TOTAL	$120,630,000

*	Fees are estimated, except where indicated.
(1)	Based on 345,819,729 shares of common stock at $20.00 per share.
(2)	Based on 200,375,000 shares of common stock at $20.00 per share.
(3)	Includes a 1% underwriting commission on certain shares sold in the subscription offering and a 4% commission on certain shares sold in the syndicated offering and expenses of $1,000,000 including legal fees for counsel to financial advisor.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”), empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation in such capacity for another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation of a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against the person, and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Article X, Section 10.01 of the Certificate of Incorporation of People’s United Financial provides that People’s United Financial shall indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of People’s United Financial, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, other than actions or suits by or in the right of People’s United Financial, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United Financial against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United Financial and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. People’s United Financial may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article X, Section 10.02 of the Certificate of Incorporation of People’s United Financial provides that People’s United Financial shall indemnify to the fullest extent permitted by the DGCL, any person who is or was or has agreed to become a director or officer of the People’s United Financial, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by or in the right of People’s United Financial, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United Financial against costs, charges and expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit and any appeal therefrom. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of People’s United Financial. No director or officer is entitled to indemnification under this section if the director or officer shall have been adjudged to be liable to People’s United Financial unless a court deems that the director or officer is entitled to indemnification. People’s United Financial may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article X, Section 10.03 of the Certificate of Incorporation of People’s United Financial provides that People’s United Financial shall indemnify any present or former director or officer of People’s United Financial to the extent such person has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article X, as described above, against all costs, charges and expenses actually and reasonably incurred by such person in connection therewith.

Article X, Section 10.04 of the Certificate of Incorporation of People’s United Financial provides that People’s United Financial shall indemnify any present or former director or officer of People’s United Financial that is made a witness to any action, suit or proceeding to which he or she is not a party by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of People’s United Financial against all costs, charges and expenses actually and reasonably incurred by such person or on such persons behalf in connection therewith. People’s United Financial may, but is not required to, indemnify employees and agents under the same circumstances as directors and officers described in this paragraph.

Article X, Section 10.11 also empowers People’s United Financial to purchase and maintain insurance to protect itself and its directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not People’s United Financial would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Certificate of Incorporation, provided that such insurance is available on acceptable terms as determined by a vote of the Board of Directors. People’s United Financial is also authorized by its Certificate of Incorporation to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in the Certificate of Incorporation. People’s United Financial has directors’ and officers’ liability insurance consistent with the provisions of the Certificate of Incorporation.

Item 15. Recent Sales of Unregistered Securities.

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits. (Filed herewith unless otherwise noted)

1.1	Engagement Letter by and among Ryan Beck & Co., Inc., People’s Mutual Holdings and People’s Bank, dated September 15, 2006.**

1.2	Engagement Letter by and among Morgan Stanley & Co., Incorporated, People’s Mutual Holdings and People’s Bank, dated September 14, 2006.**

1.3	Form of Agency Agreement to be entered into by People’s United Financial, Inc., People’s Mutual Holdings, People’s Bank, Ryan Beck & Co., Inc., Morgan Stanley & Co., Incorporated, and other agents.*

2.1	Amended and Restated Plan of Conversion and Reorganization of People’s Mutual Holdings and People’s Bank.

3.1	Certificate of Incorporation of People’s United Financial, Inc. **

3.2	Bylaws of People’s United Financial, Inc. **

4.1	Form of Stock Certificate of People’s United Financial, Inc. **

4.2	Reserved.

4.3	Reserved.

4.4	Fiscal and Paying Agency Agreement, dated as of November 16, 2000, between People’s Bank and Bankers Trust Company as Fiscal and Paying Agent (filed as Exhibit 4.4 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

4.5	Form of Global Notes, registered in the name of the nominee of The Depository Trust Company (November 16, 2000) (filed as Exhibit 4.5 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

5.1	Opinion of Thacher Proffitt & Wood LLP regarding legality of securities to be registered.

8.1	Form of Opinion of Thacher Proffitt & Wood LLP regarding federal tax matters.

8.2	Form of Opinion of PricewaterhouseCoopers LLP regarding state tax matters.*

10.1	Executive Employment Agreement, dated effective June 1, 1999, between People’s Bank and John A. Klein (filed as Exhibit 10.1 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.1(a)	Amendment to Executive Employment Agreement, dated December 27, 2005, between People’s Bank and John A. Klein. **

10.2	Restricted Stock Agreement, dated as of March 1, 2001, between People’s Bank and John A. Klein (filed as Exhibit 10.2 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.3	Restricted Stock Agreement, dated as of February 21, 2002, between People’s Bank and John A. Klein (filed as Exhibit 10.3 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.4	Summary of Compensation Arrangements for Named Executive Officers. **

10.5	Form of Agreement for Compensation on Discharge Subsequent to a Change in Control (filed as Exhibit 10.5 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.5(a)	Form of Amendment to Agreement for Compensation on Discharge Subsequent to a Change in Control. **

10.6	Short Term Incentive Plan for Key Employees of People’s Bank. **

10.7	People’s Bank Deferred Compensation Plan for Certain Executive Officers (filed as Exhibit 10.7 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.8	Amended and Restated People’s Bank 1988 Long-Term Incentive Plan (filed as Exhibit 10.8 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.9	Amended and Restated People’s Bank 1998 Long-Term Incentive Plan (filed as Exhibit 10.9 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.10	Form of Grant Agreement for Stock Options (filed as Exhibit 10.10 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.10(a)	Form of Amendment to Stock Option Agreements. **

10.11	Form of Grant Agreement for Restricted Stock. **

10.12	Amended and Restated People’s Bank 1995 Stock Price Appreciation Unit Plan (filed as Exhibit 10.12 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.13	People’s Bank Cap Excess Plan (filed as Exhibit 10.13 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.14	The People’s Bank Enhanced Senior Pension Plan (filed as Exhibit 10.14 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.14(a)	Amendment One to The People’s Bank Enhanced Senior Pension Plan (filed as Exhibit 10.14 (a) to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.14(b)	Amendment Two to The People’s Bank Enhanced Senior Pension Plan.**

10.15	Non-Qualified Pension Trust Agreement, dated as of March 18, 1997, between People’s Bank and Morgan Guaranty Trust Company of New York (filed as Exhibit 10.15 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.16	Amended and Restated People’s Bank Supplemental Savings Plan (filed as Exhibit 10.16 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.16(a)	First Amendment to Amended and Restated People’s Bank Supplemental Savings Plan (filed as Exhibit 10.16 (a) to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.16(b)	Second Amendment to Amended and Restated People’s Bank Supplemental Savings Plan (filed as Exhibit 10.16 (b) to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.17	People’s Bank Supplemental Savings Plan Non-Qualified Trust Agreement, dated as of July 23, 1998, between People’s Bank and Morgan Guaranty Trust Company of New York (filed as Exhibit 10.17 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.18	Summary of Compensation Arrangements for Non-Employee Directors. **

10.19	People’s Bank Amended and Restated Deferred Compensation Plan for Directors (filed as Exhibit 10.19 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.20	Third Amended and Restated People’s Bank Directors’ Equity Compensation Plan.**

10.21	The Norwich Savings Society Non-Qualified Deferred Compensation Plan (filed as Exhibit 10.21 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.22	The Norwich Savings Society Non-Qualified Deferred Compensation Trust Agreement, dated June 27, 1995, between The Norwich Savings Society and Sachem Trust National Association (filed as Exhibit 10.22 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.23	Amendment and Restatement of Deferred Compensation Agreements (undated) between The Norwich Savings Society and Jeremiah J. Lowney, Jr. (filed as Exhibit 10.23 to the Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference).

10.24	Employee Stock Ownership Plan of People’s United Financial, Inc.*

10.25	People’s Bank Change-in-Control Employee Severance Plan.**

21	Subsidiaries. **

23.1	Consent of KPMG LLP.

23.2	Consent of RP Financial, LC.**

23.3	Consent of Thacher Proffitt & Wood llp (see Exhibits 5.1 and 8.1).

23.4	Consent of PricewaterhouseCoopers LLP (see Exhibit 8.2).

24	Powers of Attorney (included in the Signature Page of this Registration Statement).

99.1	Appraisal Report of RP Financial, LC (portions filed in paper format only).**

99.2	Reserved.

99.3.	Form of Proxy Statement for Special Meeting of Depositors of People’s Bank.

99.4	Form of Marketing Materials to be used in connection with the offering.

*	To be filed by amendment.
**	Filed with initial Filing of Registration Statement on Form S-1 on November 2, 2006.

(b) Financial Statement Schedules.

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(4)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeport, State of Connecticut, on December 19, 2006.

People’s United Financial, Inc.

/s/ John A. Klein
By: John A. Klein
Chairman, Chief Executive Officer and President
(Duly Authorized Representative)

POWER OF ATTORNEY

KNOW ALL MEN BY THE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Klein, as their true and lawful attorney-in-fact in any and agent, with full power of substitution and resubsitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Form S-1 Registration Statement and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either one of his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, this Registration Statement, has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ John A. Klein John A. Klein	Chairman, Chief Executive Officer and President	December 19, 2006

/s/ Philip R. Sherringham Philip R. Sherringham	Executive Vice President and Chief Financial Officer	December 19, 2006

/s/ Vincent J. Calabrese Vincent J. Calabrese	Senior Vice President, Controller and Chief Accounting Officer	December 19, 2006

Name	Title	Date

* Collin P. Baron	Director	December 19, 2006

* George P. Carter	Director	December 19, 2006

* Jerry Franklin	Director	December 19, 2006

* Eunice S. Groark	Director	December 19, 2006

* Janet M. Hansen	Director	December 19, 2006

* Richard M. Hoyt	Director	December 19, 2006

* Jeremiah J. Lowney, Jr.	Director	December 19, 2006

* Jack E. McGregor	Director	December 19, 2006

* James A. Thomas	Director	December 19, 2006

* By:	/s/ John A. Klein
John A. Klein
Attorney-in-Fact